

13003262



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

No Act
PE 9/25/13

November 1, 2013

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 11-1-13

Thomas B. Montano
D.R. Horton, Inc.
tbmontano@drhorton.com

Re: D.R. Horton, Inc.
Incoming letter dated September 25, 2013

Dear Mr. Montano:

This is in response to your letter dated September 25, 2013 concerning the shareholder proposal submitted to D.R. Horton by Patrick Missud. We also have received a letter from the proponent dated September 27, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Jonathan A. Ingram
Acting Chief Counsel

Enclosure

cc: Patrick Missud
missudpat@yahoo.com

November 1, 2013

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: D.R. Horton, Inc.
Incoming letter dated September 25, 2013

The proposal relates to bribing judges.

There appears to be some basis for your view that D.R. Horton may exclude the proposal under rule 14a-8(i)(4). In this regard, we note that the proposal appears to relate to the redress of a personal claim or grievance against the company. Accordingly, we will not recommend enforcement action to the Commission if D.R. Horton omits the proposal from its proxy materials in reliance on rule 14a-8(i)(4).

This response shall also apply to any future submissions to D.R. Horton of the same or similar proposal by the same proponent. Accordingly, we will deem D.R. Horton's statement under rule 14a-8(j) to satisfy D.R. Horton's future obligations under rule 14a-8(j) with respect to the same or similar proposals submitted by the same proponent.

Sincerely,

Mark F. Vilardo
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

RECEIVED
2013 OCT -2 PM 3:36
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Patrick Missud
Attorney at Law
Federal Informant
Qui-Tam Relator
WF Shareholder with Sufficient Share Ownership
$EC Rule 14(A)-8 Proponent
91 San Juan Ave
San Francisco, CA, 94112
415-584-7251 Office
415-845-5540 Cell
missudpat@yahoo.com

September 27, 2013

Att'n: John Stumpf, CEO Wells Fargo Bank
c/o Corporate Counsel
45 Fremont Street
San Francisco, CA, 94105
Signature Confirmation #2309 3620 0000 0615 5514

Re: SEC 14(A)-8 Proposal for Action for inclusion with WF's Proxy Statement
Via: E-mail: John.G.Stumpf@wellsfargo.com; WF Attorneys and $EC Agents per cc below; Wall Street, Syndicated Media, FBI, DOJ; and
$EC: Signature Confirmation #2309 3620 0000 0615 5521

Attention WF Board of Directors, Corporate Counsel, and $EC Agents,

I. INTRODUCTION

As a WF stockholder and under SEC Rule 14(A)-8, I submit the following facts and "Proposal for Action" for WF's next 2014 shareholder meeting.

II. SUFFICIENT SHARE OWNERSHIP

The attached or enclosed August 2013 Wells Fargo Advisors LLC investment statement at page 5 lists that I own 64 shares of WF since 12-2-2008, and which are currently worth over $2600. As such, I qualify for 14(A)-8 for publication. I'll keep these shares through WF's next shareholder meeting to maintain my status as a bona fide Proponent. Note if the SEC doesn't compel WF to publish based on a ruse of insufficient share ownership, then that will prove it$ complicity in and furtherance of WF'$ 18 USC §1962 Corporate Racketeering.

III. WELLS FARGO ADVISORS IS MY DTC PARTICIPANT

The attached or enclosed DTC Participant list includes Wells Fargo Advisors LLC as Participant #7360. You have my authority to verify my sufficient share ownership with your very own internal documents and database.

VI. THE EC' FURTHERANCE OF CORPORATE CRIMINAL ACTIVITIE$

The $EC ha$ likewi$e played "hear, $ee, and $peak no evil" concerning the two *Citizen$-United* 'people' which $eek to further their corporate RICO $cheme$ which include targeting 314,000,000 ordinary, but *real* flesh-and-blood ¢itizens for financial predation. The $EC is on record, and featured in Magistrate Judge Donna Ryu'$ C:12-161 violating: its own Rule 14(A)-8 three years in a row to conceal DHI-WF racketeering from the public; and twice flaunting FOIA, -the 1st time by not returning demanded documents for four year$.

Ryu did what 18 USC §201 Corrupt 'judically-immune' judge$ typically do. Namely ignore all prima-facie evidence damaging to corporations, in this case the EC' contribution to DHI-WF RICO schemes. Then Ryu'$ Circuit colleague$ Gould, Clifton and Bybee rubber stamped her decision to a$$i$t corporate predation of real people. Then finally on April 15, 2013, in the biggest disaster in American history, the U.S. Supreme Court'$ con$ervative majority denied review of Writ 12-8191 because it proved to criminal standards that corporations own all the courts up to, *and through*, the U.S. $upreme Court.

VII. PROPOSAL FOR ACTION

John $tumpf, Wells Fargo Attorneys, and $EC Agent$- You will print, or cause to be printed, the following 26 words in Wells Fargo's forthcoming Proxy Statement and for the upcoming shareholder meeting:

> "Resolved: That Wells Fargo will stop buying $EC official$ and judge$ to conceal it$ decade-long *Citizen$-United* corporate predation of real flesh-and-blood ¢itizens."

//

Thanks in advance,

Patrick Missud

Patrick Missud: Proponent-Shareholder with sufficient share ownership since 4 years; and Federal Informant & Qui-Tam Relator since 4 years.

Encl.: DTC List; Missud's WFA Account evincing $2600+ WF stock bought on 12-2-08; Nevada foreclosures listing the WF-DHI partner$-in-crime.

Cc: foiapa@sec.gov, hallr@sec.gov, LivorneseJ@SEC.GOV, oig@sec.gov, sanfrancisco@sec.gov, dfw@sec.gov, greener@sec.gov, annie.reding@usdoj.gov, bonny.wong@usdoj.gov, dennis.barghaan@usdoj.gov, Melanie.Proctor@usdoj.gov mike.heid@wellsfargo.com, jerald.banwart@wellsfargo.com, mary.coffin@wellsfargo.com, sharon.cecil@wellsfargo.com, todd.m.boothroyd@wellsfargo.com, BoardCommunications@wellsfargo.com, Richard.D.Levy@wellsfargo.com, james.strother@wellsfargo.com, raymond.m.lynch@wellsfargo.com, eric.mcluen2@wellsfargo.com,

DTC PARTICIPANT ACCOUNTS IN ALPHABETICAL SEQUENCE

Participant Account Name	No.
Pershing LLC/SL Int'l	5196
Pierpont Securities LLC	0413
Piper Jaffray & Co.	0311
PNC Bank, National Association	2616
PNC Bank, N.A. /IPA	1515
PNC Bank N.A. /PNC Capital Markets LLC	2835
PNC Bank, N.A./Market Street Funding Securities	2801
PNC Bank, N.A./Pittsburgh	2834
PNC Bank, N.A./Super Philadelphia	2957
PNC Bank/PNC Municipal Strategy - BLK	2166
PNC Equity Securities Corp.	2372
PNC Bank, N.A./OTTA	2065
PNC Bank, N.A/HPRS	2937
Portfolio Brokerage Services, Inc.	8052
PrimeVest Financial Services, Inc.	0701
PWMCO, LLC	0487
Q	
Quantex Clearing, LLC	0294
Quantex Clearing, LLC/ Stock Loan	7359
R	
Raymond, James & Associates, Inc.	0725*
Raymond James & Associates, Inc/FI	0390
Raymond, James & Associates, Inc. /Raymond James Trust Company	5179
RJ Dealer Stock Loan	0594
RBC Capital Markets, LLC	0235
RBC Capital Markets, LLC/RBCCM	7408
RCAP Securities, Inc.	0166
Regions Bank	0971
Regions Bank/Corporate Trust/IPA	1505
Regions Bank/West Valley	2329
Reliance Trust Company	5962
Reliance Trust Company/SWMS 1	2042
Richards, Merrill & Peterson, Inc.	8192
Robinson & Lukens Inc.	7607
Roosevelt & Cross Incorporated	6931
Royal Bank of Scotland Plc, CT Branch	2288
The Royal Bank of Scotland Plc, CT Branch / Equities Finance	5251
RBS Securities Inc.	0248
RBS Securities Inc. /RBS PLC	7562
RBS Securities Inc. /Sub Account for Secure Lending	7563
RBS Securities Inc. /GCFP	7564
RBS Securities Inc. / Equities	0245
RBS Securities Inc. / Fixed Income	5231
RBS Securities Inc. / Equity Finance	5263
S	
Sanford C. Bernstein & Co. L.L.C.	0013
Scotia Capital (USA) Inc.	0096
Scottrade, Inc.	0705
Securities Finance Trust Company	2047
SEI Private Trust Company	2039
SEI Private Trust Company/C/O GWP	2663
SG Americas Securities, LLC.	0286
SG Americas Securities, LLC/Foreign Stock Loan	5241
Smith, Moore & Co.	0494
Société Générale, NY/ Société Générale Paris	2680
Société Générale, New York Branch	1546
Solowey & Co.	8006
Southwest Securities, Inc.	0279
Southwest Securities, Inc. – Stock Loan	5128
State Street Bank and Trust Company	0997
Fiduciary SSB	0987
SSB – Bank Portfolio	2436
SSB – Capital Markets	2556
SSB – BlackRock Institutional Trust	2767
SSB – Physical Custody Services	2193
State Street Bank & Trust/State Street TotalETF	2950
SSB – Trust Custody	2319*
SSB&T Co/Client Custody Services	2678
SSB&T/Sec Fin as Principal	2625
State Street Bank & Trust Company of California, N.A.	2661
State Street Bank & Trust Company/DB Residual Processing Account	2546
State Street Bank and Trust Company/ Deutsche Bank Frankfurt	2399
State Street Bank and Trust Company/IPA	1526
State Street Bank and Trust Company/Lending Pass-Through	7268
State Street Bank and Trust Company, N.A.	2386
State Street Global Markets LLC	0189
South Street Securities LLC	7451
Stephens, Inc.	419
Sterling National Bank	2004
Sterne, Agee & Leach, Inc.	0750*
Stifel, Nicolaus & Company Incorporated	0793
StockCross Financial Services, Inc.	0445
Stoever, Glass & Co., Inc.	6759

Participant Account Name	No.
Sumitomo Mitsui Trust Bank (U.S.A.) Limited	2779
SunGuard Brokerage & Securities Services LLC	0442
SunGuard Brokerage & Securities Services/Stock Loan	7285
SunTrust Bank	2971
Sun Trust Bank/Sun Trust Bank Dealer Bank	2262
SunTrust Bank/STB Retail CD	2114
SunTrust Bank/STES IPA	1594
SunTrust Bank/Safekeeping Custodian for STES	2717
Sun Trust Robinson Humphrey, Inc.	2095
Sweney Cartwright & Co.	7027
Synovus Bank	2578
Synovus Bank/Synovus 2	2579
T	
TD Ameritrade Clearing, Inc.	0188
TD Ameritrade Clearing, Inc. /Securities Lending	5298
TD Ameritrade Trust Company	5982
Temper of the Times Advisor Services, Inc.	5175
Texas Treasury Safekeeping Trust Company	2622
Texas Treasury Safekeeping Trust Company/IPA	1584
THEMUNICENTER, L.L.C.	0582
The Tel-Aviv Stock Exchange Clearing House Ltd.	2015
Timber Hill LLC	0549
Timber Hill LLC/Conduit Securities Lending	7566
Title Securities, Inc.	7081
Track Data Securities Corp.	0459
Tradebot Systems, Inc.	0083
TradeStation Securities, Inc.	0271
Tradition Asiel Securities Inc.	0370
Trust Company of America	5981
Trustmark National Bank	2852
Tullett Prebon Financial Services LLC	0624
U	
U.S. Bank N.A.	2803
U.S. Bank N.A. /CP	1510
U.S. Bank N.A./Safekeeping West	2234
U.S. Bank N.A./Third Party Lending	2837
U.S. Bank N.A./Trust NY MTN	2897
U.S. Bank N.A./U.S. Bank Municipal Securities Group	2781
U.S. Bank N.A./ETF	2580
UBS AG	0979
UBS AG/AC PB Clients-No UBS Lien	2003
UBS AG IPA Account	1540
UBS AG Stamford Branch/As Custodian for UBS AG London Branch	2507
UBS Financial Services Inc.	0221
UBS Financial Services Inc. /Government Securities Account #2	5170
UBS Limited	2789
UBS Securities LLC	0642
UBS Securities LLC/CMO	0652
UBS Securities LLC/Securities Lending	5284
UMB Bank, National Association	2450
UMB Bank,/Investment Division	2451
UMB Bank, N.A./Enogex MTN/IPA	1523
Union Bank & Trust Company	2067
UNICREDIT Capital Markets, LLC	7580
Union Bank, N.A.	2145
Union Bank, N.A./Capital Markets	2851
Union Bank, N.A./Corporate Trust/IPA	1500
Union Bank, N.A./Global Custody	2076
US Bancorp Investments, Inc.	0280
USAA Investment Management Company	0367
V	
VANGUARD Marketing Corporation	0062
Van Kampen Funds Inc.	0692*
Vision Financial Markets LLC	0595
Virtu Financial BD LLC	0063
Virtu Financial BD LLC/West	0619
W	
Wachtel & Co., Inc.	0709
Wedbush Securities Inc.	0103
Wedbush Securities Stock Loan	5166
Wells Fargo Advisors, LLC	7360
Wells Fargo Bank, National Bank	2027
Wells Fargo Bank, N.A. Issuing/Paying Agent	1538
Wells Fargo Bank/Safekeeping Services	2112
Wells Fargo Bank, N.A./SIG	2072
Wells Fargo Bank, N.A/Lending	2040
Wells Fargo Bank N.A./SIG Wells Fargo Securities Int'l Ltd	5199
Wells Fargo Securities, LLC.	0250
Wells Fargo Securities, LLC/Securities Finance	2480
Wells Fargo Securities, LLC/Wells Fargo Securities Safekeeping	0025
Wesbanco Bank, Inc.	2271
WestLB Securities Inc.	5177
WestLB Securities Agency Account	5160
William Blair & Company, L.L.C.	0771

* Denotes Participant prepared to accept Code 70 Deliveries, see note at end of section. 8/9/2012

Pages 7 through 14 redacted for the following reasons:
- -
*** FISMA & OMB Memorandum M-07-16 ***



September 25, 2013

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *D.R. Horton, Inc.*
Stockholder Proposal of Patrick Missud
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that D.R. Horton, Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2014 Annual Meeting of Stockholders (collectively, the "2014 Proxy Materials") a stockholder proposal (the "2014 Proposal") and statements in support thereof received from Patrick Missud ("Mr. Missud" or the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2014 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this 2014 Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The 2014 Proposal requests that the Company "stop buying judge$ to conceal it$ decade-long Citizen$-United corporate predation of real flesh-and-blood ¢itizens." The 2014 Proposal's supporting statement makes numerous allegations of judicial misconduct and misconduct by DHI Mortgage Company Ltd. ("DHI Mortgage"), including allegations of fraud, antitrust violations

301 Commerce St. • Suite 500 • Fort Worth, Texas 76102
(817) 390-8200 • FAX (817) 390-9702
www.drhorton.com

and predatory lending. A copy of the 2014 Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the 2014 Proposal may be excluded from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(4) because the 2014 Proposal relates to the redress of a personal claim or grievance against the Company. As we explain below, the Proponent has a long-standing personal grievance against the Company stemming from his experience purchasing a home from the Company. The Proponent has pursued his personal grievance against the Company for the past nine years through, among other things, state and federal lawsuits, a letter-writing and e-mail campaign, mass mailings and websites with names such as www.drhortonsucks.info.

Beginning in 2008, the Proponent added the tactic of submitting stockholder proposals to his campaign, submitting for the Company's 2009, 2010, 2011, 2012 and 2013 Annual Meetings of Stockholders proposals relating to the Company's alleged misconduct and containing similar allegations of fraud, antitrust violations and predatory lending by the Company. The Company requested and was granted no-action relief with respect to the 2009, 2010 and 2011 proposals under Rule 14a-8(f) because the Proponent failed to timely provide the requisite proof of continuous stock ownership in response to the Company's proper request for that information. *See D.R. Horton, Inc.* (avail. Sept. 30, 2010); *D.R. Horton, Inc.* (avail. Nov. 16, 2009); *D.R. Horton, Inc.* (avail. Nov. 21, 2008). The Company requested and was granted no-action relief with respect to the 2012 and 2013 proposals under Rule 14a-8(i)(4) because, as recognized in the Staff's response letters, "the proposal appears to relate to the redress of a personal claim or grievance against the company." *D.R. Horton, Inc.* (avail. Oct. 23, 2012); *D.R. Horton, Inc.* (avail. Nov. 16, 2011).

The Company likewise requests no-action relief with respect to the Proponent's current 2014 Proposal, which, like the 2012 and 2013 proposals, is properly excludable from the Company's proxy materials under Rule 14a-8(i)(4) because it relates to the redress of a personal claim or grievance against the Company. In addition, because it is clear that the Proponent intends to continue to submit similar proposals in furtherance of his personal grievances—the Proponent candidly stated in his August 4, 2011 cover letter accompanying the 2012 proposal (which letter he again attached to his submission of the 2013 proposal and the current 2014 Proposal) that "My intent is to be a lifelong DHI shareholder and hold the requisite number of shares to entitle me to submit proposals . . . indefinitely . . . ."—the Company further requests that the Staff state that such no-action relief shall apply to any future submissions to the Company of the same or a similar proposal by the Proponent.

ANALYSIS

The 2014 Proposal May Be Excluded Under Rule 14a-8(i)(4) Because The 2014 Proposal Relates To The Redress Of A Personal Claim Or Grievance Against The Company.

Rule 14a-8(i)(4) permits the exclusion of stockholder proposals that are (i) related to the redress of a personal claim or grievance against a company or any other person, or (ii) designed to result in a benefit to a proponent or to further a personal interest of a proponent, which other stockholders at large do not share. The Commission has stated that Rule 14a-8(i)(4) is designed to "insure that the security holder proposal process [is] not abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally." Exchange Act Release No. 20091 (Aug. 16, 1983). Moreover, the Commission has noted that "[t]he cost and time involved in dealing with" a stockholder proposal involving a personal grievance or furthering a personal interest not shared by other stockholders is "a disservice to the interests of the issuer and its security holders at large." Exchange Act Release No. 19135 (Oct. 14, 1982).

As explained below, the Proponent has abused the stockholder proposal process by submitting a stockholder proposal designed to pursue the Proponent's own personal grievance. Thus, we believe that the 2014 Proposal is excludable under Rule 14a-8(i)(4) as it represents the latest in a series of actions that the Proponent has taken in his years-long crusade against the Company.

A. Background

Mr. Missud is a vexatious litigant[1] who uses state and federal courts, various administrative bodies, the internet and e-mail to force the Company and its subsidiary, DHI Mortgage, to incur time and costs to respond to his frivolous claims. Since 2004, Mr. Missud has waged this extensive campaign against the Company and certain of its officers, subsidiaries, agents and attorneys. Mr. Missud's grievance dates back to November 2003, when Mr. Missud and his wife (Julie Missud) entered into a written agreement with the Company to purchase a new home in Nevada and elected to apply for "primary residence" financing with DHI Mortgage.

---

[1] In a March 22, 2012 order, the U.S. District Court for the Northern District of California granted the Company's motion to declare the Proponent a "vexatious litigant" and barred him from filing complaints with the court against the Company without first obtaining leave of court. *See* Exhibit B at page 23. In a September 24, 2012 order, the U.S. District Court for the Northern District of California similarly declared the Proponent a "vexatious litigant" and barred him from filing complaints with the court against any judicial entities without first obtaining leave of court. *See* Exhibit C at page 5.

In February 2004, the Company notified the Missuds that they had not completed or satisfied lender-required documentation in order to receive "primary residence" loan approval by DHI Mortgage.

The Missuds risked forfeiting their earnest money and deposit if loan approval was not obtained in a timely manner, which is a customary condition in home purchase contracts. A factor affecting the Missuds' loan application was that it appeared that their home purchase would not qualify for "primary residence" financing from DHI Mortgage and that they would need to pursue "secondary residence" financing unless further information was provided to support their application. The Missuds, who resided in California at the time, and have apparently resided in California since that time, did not satisfy DHI Mortgage's underwriting guidelines for "primary residence" financing. The Missuds thereafter advised the Company and DHI Mortgage that they would finance the home purchase through an outside lender not affiliated with the Company or DHI Mortgage. The Missuds did not forfeit any of their earnest money or deposit. In March 2004, the Missuds closed escrow on the home with their chosen outside lender instead of DHI Mortgage.

Mr. Missud then launched his campaign against the Company. Apparently, the Missuds believed the Company intentionally sought to harm and defraud them in the home buying and financing process since DHI Mortgage asked them to provide lender-required information and documentation in support of their "primary residence" financing application prior to completing their DHI Mortgage loan. Among other things, Mr. Missud's ongoing campaign includes the actions listed below:

- Mr. Missud has stated in communications to the Company, its counsel and others (including government officials and media outlets) that he intends to harm the Company and its reputation because of the Company's alleged attempts to defraud him. Several examples follow, and we note in particular that some of the examples involve allegations by Mr. Missud that certain judges who have ruled on his claims related to the Company are corrupt, similar to the concerns raised in the 2014 Proposal:
    - In a cover letter to the Commission dated August 17, 2011, which Mr. Missud also sent to various government officials, media outlets and others, Mr. Missud listed three reasons for which he believed inclusion of his 2012 proposal in the Company's 2012 proxy statement was required. In summary, the reasons listed by Mr. Missud included that (i) the Company had participated in ultra-vires acts, (ii) the Company or its mortgage company was participating in illegal financial activities, and (iii) overwhelming evidence had been gathered that proved that Company executives had corrupted officials and judges in several states. In the same cover letter, Mr. Missud claimed that the federal civil rights and corruption lawsuit filed by Mr. Missud would soon name the Company as an additional

defendant. In an August 4, 2011 letter to the Company, Mr. Missud referenced adding the Company to a RICO lawsuit and naming Donald R. Horton, personally, to the lawsuit to satisfy the punitive damages aspect of Mr. Missud's threatened lawsuit. (Mr. Horton is the Company's Chairman of the Board.) *See* Exhibit D.

- In an e-mail to the Company's outside legal counsel, government officials and media outlets, Mr. Missud stated in reference to legal proceedings against the Company relating to the alleged fraud, "I'm looking forward to [the Company's] financial evisceration." *See* Exhibit E.

- In an e-mail to the Company's outside legal counsel, Mr. Missud stated that as a result of the alleged fraud: "I will eviscerate their company [referring to the Company], deplete their vast bank accounts, destroy their reputations and hopefully cause as much psychological and physiological damage to them as they have to thousands of better Americans." *See* Exhibit F.

- In another letter to the Company's outside legal counsel relating to the alleged fraud, Mr. Missud wrote: "In our former matters you and all your Sesame Street friends made things very difficult and expensive for me in court. In response, my solution was to make my puny personal grievance 10,000 times more expensive for Elmo and Grover (Horton and Tomnitz)." Mr. Missud continued in the same letter: "As before, my reaction is to make things horrendously expensive for the brothers from Deliverance™ outside of court. It is now again time to sponsor as many class actions regarding construction defects, misrepresentations and fraud as possible . . . ." *See* Exhibit G. (Donald Tomnitz is the Company's Vice Chairman, President and Chief Executive Officer.)

- In a letter from Mr. Missud dated August 8, 2009 and posted publicly to Mr. Missud's website http://drhortonsjudges.info, Mr. Missud claimed that the Company and its mortgage company, along with various state and federal judges and officials and attorneys, were conspiring to commit RICO violations relating to the alleged fraud. In this letter, Mr. Missud stated that: "My intent is to ruin the reputations of the named individuals and corporations and to expose the various governmental entities responsible for DHI's predatory lending . . . ." *See* Exhibit H.

- In a September 22, 2008 letter sent to various government officials, media outlets and others, Mr. Missud stated with respect to the alleged fraud: "Unless things are 'made right,' I will cause this [referring to the Company's alleged fraudulent activities] to become a national scandal eclipsing Enron, MCI, Tyco, Ameriquest, Countrywide, Bear Stearns, Indymac, Lehman Bros, Merrill Lynch, Wachovia,

WaMu, Fannie Mae and Freddie Mac ($25B), AIG ($85B), . . . Goldman Sachs/Morgan Stanley rescue . . . Mortgage Securities Bailout . . . +$700B . . . ." *See* Exhibit I.

- In a letter to the office of the Chief Trial Counsel/Intake of the State Bar of California dated September 21, 2009, Mr. Missud expressed his frustration that the State Bar of California was not reacting to his satisfaction to his claims against the Company and its attorneys and various judges and officials involved in matters regarding his allegations. In this letter, Mr. Missud stated: "In 2008, I appealed to class action litigators to do what I and apparently everyone else could not do, namely touch the untouchable Donald Horton and his Third Reich." He later stated in the same letter: "Now in 2009, I have run out of appeals and patience but have rather gone straight to the media to expose the official judicial corruption. Instead of only crying wolf way back in 2004, I should have been screaming holocaust." *See* Exhibit J.

- In an e-mail addressed to "State and Federal Agents" dated August 9, 2010 and sent to various government officials and attorneys, Mr. Missud continued to express his personal belief that the Company, state and federal judges and government officials are corrupt because they took actions he did not like regarding his allegations. In the e-mail, Mr. Missud stated: "Since its obvious that the criminal directors at DHI are to walk because of their political connections, I am now filing my papers first with the media. We are up to several corrupted commissioners in two states, several corrupted judiciaries in perhaps three states, several corrupted council people from at least 6 states, clear violations of both state and federal laws in 27 states, and very clear retaliation against a federal whistle blower from California. Americans will be protected from Donalds Horton and Tomnitz despite Nevada's best efforts at concealment and suppression." *See* Exhibit K.

- In a July 2013 e-mail to various judges and government officials regarding the Company's quarterly financial results, he named numerous judges and stated, "Well done judge$....The racketeer that you've all a$$i$ted had another great quarter financially raping more victims." *See* Exhibit L.

- Mr. Missud has also exhibited his animus toward the Company in communications to other governmental entities:

  - In an April 4, 2012 e-mail addressed to "SEC agents" (and also forwarded to the Company) Mr. Missud stated his intent to revise the stockholder proposal that he submitted to the Company for the 2012 Annual Meeting of Stockholders "to reflect the fact that every single DHI shareholder is in the dark about DHI's 27-

state interstate racketeering made possible by the SEC (and which is furthered with judicial help)." The e-mail also referred to one of the Company's new developments and stated, "Once the 38 homes [in the new development] are sold I will contact the new owners to see if they also got bait and switch financing, bait and switch materials, homes replete with construction defects, and/or illegal denied warranty. I've stock-piled hundreds of these daily notices." *See* Exhibit M.

- Mr. Missud submitted an affidavit to a U.S. District Court in connection with a lawsuit he brought against several courts and judges (he alleges, in part, that they had ignored the purported fraud against him and are corrupt). After serving a subpoena to John Stumpf, the Chief Executive Officer of Wells Fargo & Company, Mr. Missud submitted an affidavit to the court regarding the subpoena. In his affidavit, which is dated August 29, 2012 and which he forwarded to the Company, Mr. Missud stated that Mr. Stumpf's testimony would be necessary to prove that Wells Fargo and the Company "together . . . originated thousands of predatory loans which caused the nation's foreclosure crisis." The affidavit then stated that if Mr. Stumpf pleads the Fifth Amendment, Mr. Missud will alternatively ask him to confirm Mr. Missud's ownership of Company stock "which entitles Missud to $EC 14(a)-8 printing of his Proposal for Action in DHI's forthcoming Proxy Statement." *See* Exhibit N. (Mr. Missud's rationale was that Mr. Stumpf's testimony would serve as the required proof of ownership from a DTC participant regarding Mr. Missud's ownership of Company stock.)

Mr. Missud has filed numerous separate lawsuits against the Company, its subsidiaries and various Company officers and personnel related to his personal grievance against the Company. Although Mr. Missud is an attorney, he has demonstrated little regard for legal process and procedure in pursuing his personal claims and grievances against the Company, as demonstrated by the following recent court findings:

- In *Patrick A. Missud, et al. v. D.R. Horton, Inc., et al.*, Case No. 07A551662, filed on November 13, 2007 in the District Court of Nevada, County of Clark, alleging the Company defrauded Mr. Missud and his wife by engaging in a scheme to illegally condition the sale of the home on the use of the Company's affiliated lender, the court ruled on July 20, 2010 that Mr. Missud was in contempt of court and that he was in violation of a stipulated protective order. The court also awarded the Company reasonable costs and attorney fees. *See* Exhibit O. In making its ruling, the court made the following findings of fact and conclusions of law:
  - "Patrick Missud admitted to sending threatening communications to witnesses and counsel in connection with this litigation."

- "There are varying degrees of willfulness of the Plaintiffs [Mr. Missud and his wife, Julie Missud] ranging from knowing, willful and intentional conduct with an intent to prevent the Defendants' [D.R. Horton, Inc., et al.] being able to identify the true facts and interview witnesses and more simple intimidation. However, the multiple incidents of threats are so pervasive as to exacerbate the prejudice rather than if each instant were treated as an isolated incident."
- "There is a public policy to prevent further abuses and deter litigants from threatening witnesses in an attempt to advance their claims."
- "There is clear and convincing evidence that Plaintiff Patrick Missud is knowingly and intentionally in violation of this Stipulated Protective Order and that he is knowingly and intentionally in contempt of Court."
- "As a result of the discovery abuse and the contempt, the Plaintiffs' Amended Complaint is stricken."

- In *Patrick A. Missud v. D.R. Horton, Inc., et al.*, Case No. A131566, appeal filed on July 1, 2011 in the California Court of Appeal, the court ruled against Mr. Missud on November 22, 2011 in his request to overturn a monetary judgment against him in a Nevada state court. *See* Exhibit P. (Mr. Missud's initial complaint in the Nevada case alleged that the Company defrauded Mr. Missud in the purchase of his home, similar to the concerns raised in the Proponent's 2014 submission.) The California Court of Appeals found on page 2 of its order, "Setting aside these procedural inadequacies, Missud's briefs contain no comprehensible legal argument as to why the order he challenges should be reversed."

- In *Patrick A. Missud and Julie Missud v. D.R. Horton, Inc. and DHI Mortgage Company, Ltd.*, Case No. 56502, appeal filed on July 26, 2010 in the Nevada Supreme Court, the court affirmed the dismissal of the Missuds' action against the Company and DHI Mortgage on November 22, 2011. *See* Exhibit Q. In this case, the Missuds alleged that the Company and DHI Mortgage had defrauded them in the purchase of their home, similar to the concerns raised in the Proponent's 2014 submission. The trial court's dismissal was based on its determination that the Missuds had engaged in abusive litigation tactics and that they were in contempt of a district court protective order. In particular, the Missuds had, among other things, threatened the Company's and DHI Mortgage's employees. The Nevada Supreme Court concluded that the trial court "did not abuse its discretion in sanctioning appellants for litigation abuses or in finding them in contempt of court for violating the protective order."

- On March 22, 2012, the Company was dismissed from another of Mr. Missud's lawsuits, *Patrick A. Missud v. State of Nevada, et al.*, Case No. C-11-3567 EMC. *See* Exhibit B, *supra*. (Mr. Missud's initial complaint for this case was filed in the U.S. District Court for the Northern District of California on July 20, 2011 and was amended to add the Company as a defendant on October 28, 2011.) The court noted on page 2 of its order, "Although [Mr. Missud] does not describe the particular transaction(s) that give rise to his complaint, it appears the root of his dissatisfaction with Horton [that gave rise to the lawsuit] originates from his dealings with Horton and DHI [Mortgage] in conjunction with his purchase of a home in Nevada." (Mr. Missud's complaints against the Company stemming from his home purchase, which gave rise to this case, are also some of the same general issues he addresses in his 2014 submission.) The court found that Mr. Missud's claims were vexatious and harassing.
    - Specifically, the court found, on page 16 of its order, that Mr. Missud's "claims against Horton have lacked any credible factual basis and Plaintiff has refused to comply with the Court rules and procedures in making his claims."
    - The court further found, on page 19 of its order, that he is "motivated more by obtaining press for himself and imposing expense on Horton than by any legitimate claim for relief."
    - The court also found, on pages 20-21 of its order, that "Mr. Missud has demonstrated intent to continue frivolously litigating against Defendant Horton and others in spite of judicial rulings against him."
    - Finally, the court, on page 24 of its order, referred Mr. Missud's actions to the "State Bar and the Standing Committee on Professional Conduct."

Both the Company and DHI Mortgage have prevailed against Mr. Missud in his pursuit of his frivolous claims. *See, e.g.*, *Patrick A. Missud, et al. v. D.R. Horton, Inc., et al.* in Exhibit Q, *supra*. However, Mr. Missud has refused to pay a judgment against him in Nevada, resulting in the Company and DHI Mortgage seeking to domesticate the judgment in California, where the Missuds reside. In retaliation, Mr. Missud has filed in federal court complaints for public corruption, civil rights and RICO violations against the State of Nevada and numerous other entities, administrative bodies, officials and judges. *See, e.g.*, Exhibit R. While the Company and DHI Mortgage are not parties to these federal lawsuits, the complaints do refer to these entities, and Mr. Missud has threatened to include the Company at his discretion at a later time. *See* Exhibit D, *supra*, at pages 2 and 5.

Furthermore, like the cases against the Company that are discussed in the above bullet points, courts in Mr. Missud's related lawsuits against other parties have recognized the frivolous and abusive nature of his litigation:

- In *Patrick Missud v. San Francisco Superior Court, et al.*, Case No. C 12-03117 WHA, filed in the U.S. District Court for the Northern District of California on June 18, 2012, Mr. Missud sued multiple courts, claiming, in part, that they had ignored the purported fraud against him and were corrupt. The court on September 4, 2012 cancelled an upcoming hearing and ordered Mr. Missud to show cause as to why he should not be found to be a vexatious litigant in that case. *See* Exhibit S. The court subsequently ruled Mr. Missud to be a vexatious litigant. *See* Exhibit C, *supra.*

- In *Patrick Alexandre Missud, I v. San Francisco Superior Court; et al.*, Case No. 12-15371, appeal filed in the Ninth Circuit Court of Appeals on February 22, 2012, the court issued a decision as to one of Mr. Missud's appeals in that case (the initial complaint of which referred to his grievance with the Company) on September 6, 2012. *See* Exhibit T. The decision summarily affirmed the district court's judgment because the circuit court found that "the questions raised in this appeal are so insubstantial as not to require further argument."

In addition to the knowing and willful contempt of court and other abuses by Mr. Missud in the above matters, Mr. Missud has admitted to violations of various California Rules of Professional Conduct in litigation matters involving himself and the Company. In a letter to the Office of the Chief Trial Counsel/Intake of the State Bar of California dated August 26, 2009, Mr. Missud demanded the State Bar of California investigate his own actions. *See* Exhibit U. In summary, Mr. Missud claimed he has committed the following violations in connection with his grievances and/or lawsuits against the Company:

- Threatened administrative charges to gain advantage in his civil dispute;

- Publicly made extra-judicial statements that he knew would have a substantial likelihood of materially prejudicing an adjudicative proceeding; and

- Directly and extra-judicially contacted federal judges without consent of any of the parties in the relevant cases.

In addition, in reference to his claims against the Company, Mr. Missud stated: "After having donated over $100,000 and nearly three years of time pursuing consumer redress, I have now turned to leveraging corporations with threats of administrative discipline and widespread internet broadcasting to gain an advantage specifically for myself and generally for others." *See* Exhibit U, *supra.*

Furthermore, after conducting a full trial, the State Bar Court of California recently entered an Order placing Mr. Missud's California Bar enrollment on "involuntary inactive" status and recommending to the Supreme Court of California that he be disbarred. The Order, a

copy of which is attached as Exhibit V hereto, found that Mr. Missud "has total disdain for the legal profession and the judicial process." Also, pertinent to the 2014 Proposal, the Order quotes Mr. Missud as saying, "I'm determined to catch even more judges . . . . I want to make it in the Guinness Book of World Records for the number of corporate judges netted in a single sting." The Order also makes the following specific findings against Mr. Missud based on "clear and convincing evidence": (1) maintaining unjust actions (2) committing acts of moral turpitude (two counts); (3) communicating with a represented party; (4) failing to obey court orders (two counts); and (5) failing to report judicial sanctions. As noted in the Order, the professional misconduct that formed the basis for the court's actions took place in the cases Mr. Missud had brought against the Company. The Order refers to Mr. Missud's 2004 home purchase, states that "an issue arose" regarding Mr. Missud's mortgage loan, and states that "[t]his issue then gave rise to [Mr. Missud's] litigious battle in at least eight lawsuits, multiple motions and appeals in California and Nevada during the next seven years." It was Mr. Missud's behavior in the midst of these lawsuits, motions and appeals that formed the basis for the court's recommendations. *See* Exhibit V, *supra*.

The Company believes the courts' findings enumerated above, the number of lawsuits filed or threatened to be filed by the Missuds against any party involved in his complaints (including state and federal judges and administrative officials) and Mr. Missud's admissions in his letter to the State Bar of California further demonstrate that Mr. Missud will take highly unusual and egregious actions in pursuing his personal grievances against the Company. His actions of making pervasive threats against the Company, certain employees of the Company and the Company's counsel demonstrate that the litigation is personal to him, as is the 2014 Proposal, because both the litigation claims and the 2014 Proposal involve the Company and its wholly-owned mortgage company, DHI Mortgage, and all of his claims and the 2014 Proposal derive from the same instance: his home purchase from the Company in 2004. We believe, based on the actions taken by Mr. Missud, that he is using the stockholder proposal process as another means to seek redress of his personal claims and grievances.

In addition to the cases discussed above, Mr. Missud has filed or participated in numerous state and federal lawsuits and court filings against the Company, its subsidiaries and various Company officers and personnel related to his personal claims and grievances against the Company. These lawsuits are described below. Each of the lawsuits described below (copies of which are available upon request) was filed by Mr. Missud either in his own name[2] or in the

---

[2] "Patrick Missud," "Patrick A. Missud" and "Patrice A. Missud" are the same person as stated by Mr. Missud in court testimony. *See* Exhibit W (excerpt from court transcript dated July 20, 2010 in Case No. A-551662 and an example where these names were used in the same case—Case No. CV07-02625-SBA).

names of him and his wife, with Mr. Missud representing himself or himself and his wife. Each of the suits described below was dismissed by the respective court:

- *Patrice A. Missud v. D.R. Horton, et al.*, Case No. 05-444247, filed on August 22, 2005 in the Superior Court of the State of California in and for the County of San Francisco alleging infliction of emotional distress as a result of DHI Mortgage's request to the Missuds to provide lender-required information in connection with their loan application, which Mr. Missud claimed had manifested in severe abdominal pain and the passing of kidney stones, and including DHI Mortgage and certain DHI Mortgage agents as co-defendants;

- *Patrice A. Missud v. D.R. Horton, et al.*, Case No. CGC 05-447499, filed on December 9, 2005 in the Superior Court of the State of California in and for the County of San Francisco alleging the same claims as his first lawsuit and including DHI Mortgage and certain DHI Mortgage agents as co-defendants;

- *Patrice A. Missud, et al. v. D.R. Horton, Inc., et al.*, Case No. CGC 06-457207, filed on October 23, 2006 in the Superior Court of the State of California in and for the County of San Francisco alleging the defendants defrauded Mr. Missud and his wife by engaging in a scheme to illegally condition the sale of the home on the use of the Company's affiliated lender and including DHI Mortgage, the Company's Chairman of the Board and Vice Chairman, President and Chief Executive Officer, and certain DHI Mortgage agents as co-defendants;

- *Patrice A. Missud, et al. v. D.R. Horton, Inc., et al.*, Case No. C07-2625 JL, filed on May 17, 2007 in the United States District Court for the Northern Division District of California alleging many of the same claims set forth in Mr. Missud's earlier suits as well as additional claims relating to supposed retaliation against him by the Company and including DHI Mortgage, the Company's Chairman of the Board and Vice Chairman, President and Chief Executive Officer, and certain DHI Mortgage agents as co-defendants; and

- *Patrice A. Missud, et al. v. D.R. Horton, Inc., et al.*, Case No. C10-0235 SI, filed on January 19, 2010 in the United States District Court for the Northern Division District of California alleging many of the same claims set forth in Mr. Missud's earlier suits as well as additional claims relating to supposed retaliation against him by the Company and including DHI Mortgage, the Company's Chairman of the Board and Vice Chairman, President and Chief Executive Officer, certain DHI Mortgage agents, Yahoo, Inc., the Governor of the State of Texas, the Texas Attorney General, and two federal judges and a federal magistrate as co-defendants. In this complaint Mr. Missud alleges that the defendants are in a RICO conspiracy against him and that Yahoo, Inc. de-listed his websites.

Mr. Missud has also engaged in an extensive letter-writing and e-mail campaign against the Company because of the alleged harm he experienced following DHI Mortgage's request to the Missuds to provide lender-required information in connection with their loan application. Since September 2011, Mr. Missud has written in excess of 1,300 e-mails to the Company, certain of its employees and/or its legal counsel, sometimes upwards of five e-mails per day. Mr. Missud also has sent mass mailings to homeowners living in communities developed and built by the Company (or its affiliates and/or subsidiaries) regarding alleged wrongdoing by the Company and various related individuals. These mass mailings have solicited individuals to retain Mr. Missud to bring lawsuits against the Company and its affiliates.

In addition to his lawsuits and his letter-writing/e-mail campaign, Mr. Missud has created several websites denigrating the Company and the judges who heard some of the lawsuits he has filed, including www.drhortonsjudges.info and www.drhortonsucks.info. *See* Exhibit X. The content on these websites further illustrates Mr. Missud's elaborate and ongoing campaign against the Company related to the alleged harm he experienced following DHI Mortgage's request to the Missuds to provide lender-required information in connection with their loan application. The website content also illustrates Mr. Missud's belief, as stated in his 2014 Proposal, that the Company has been "buying judge[s]." For example, the www.drhortonsjudges.info website describes a court decision against the Company that Mr. Missud lost and then states, "Perhaps [the judge] can point to $everal hundred thou$and rea$ons why $he found for DHI." *See* Exhibit X.

B. Discussion

The Staff consistently has concurred that a stockholder proposal may be excluded pursuant to Rule 14a-8(i)(4) as involving the redress of a personal claim or grievance when the proposal is used as an alternative forum to press claims that a proponent has asserted in litigation. A closely analogous situation was presented in *General Electric Co.* (avail. Feb. 2, 2005). There, the proponent (a former employee of NBC) filed a complaint with the Equal Employment Opportunity Commission ("EEOC") and a lawsuit in federal court alleging sexual harassment and discrimination on the basis of race and sex. The EEOC matter was concluded in the company's favor, and the lawsuit was dismissed. The proponent then submitted a stockholder proposal to General Electric asking the company's CEO to "reconcile the dichotomy between the diametrically opposed positions represented by his acquiescence in allegations of criminal conduct, and the personal certification requirements of Sarbanes-Oxley." In addition, the proponent and her attorney sent a number of letters to the company and made statements at the company's annual meetings referencing the litigation. The proponent also operated a website on which she discussed her claims against the company. The Staff concurred that the proposal could be excluded from the company's proxy statement because it related to the redress of a personal claim or grievance or was designed to result in a benefit to the proponent or further a personal interest, which was not shared with the company's other stockholders at large. *See General Electric Co.* (avail. Jan. 12, 2007) (same); *General Electric Co.* (avail. Jan. 9, 2006)

(same); *see also American Express Co.* (avail. Jan. 13, 2011) (proposal to amend the code of conduct to include mandatory penalties for non-compliance was excludable as a personal grievance when brought by a former employee who previously had sued the company for discrimination and defamation); *ConocoPhillips Co.* (avail. Mar. 7, 2008, *recon. denied* Mar. 25, 2008) (proposal that the board establish a committee to oversee an investigation of company involvement with state sponsors of terrorism was excludable as a personal grievance when brought by a stockholder who had unsuccessfully sued the company relating to a plane crash that killed his wife, an employee of the company, while on a business trip to the Middle East); *Schlumberger Ltd.* (avail. Aug. 27, 1999) (proposal that the company form "an impartial fact-finding committee" relating to the company's corporate merger and establish a "Statement of Fair Business Principles" was excludable as a personal grievance when brought by a stockholder who had unsuccessfully sued the company to recover a finder's fee that he alleged was due in connection with the merger); *Station Casinos, Inc.* (avail. Oct. 15, 1997) (proposal to maintain liability insurance excludable as a personal grievance when brought by the attorney of a guest at the company's casino who filed suit against the company to recover damages from an alleged theft that occurred at the casino); *International Business Machines Corp.* (avail. Jan. 31, 1995) (proposal to institute an arbitration mechanism to settle customer complaints excludable when brought by a customer who had an ongoing complaint against the company in connection with the purchase of a software product).

We believe that it is clear that the 2014 Proposal and supporting statement on its face relates to the redress of a personal claim against the Company. We also believe that, given the Proponent's history with the Company related to his lawsuits, the 2014 Proposal would be excludable as relating to redress of a personal claim or grievance even if the 2014 Proposal on its face involved a matter of general interest to all stockholders. *See* Release No. 34-19135 (avail. Oct. 14, 1982) (stating that proposals phrased in broad terms that "might relate to matters which may be of general interest to all security holders" may be omitted from a registrant's proxy materials "if it is clear from the facts . . . that the proponent is using the proposal as a tactic designed to redress a personal grievance or further a personal interest"). For example, in *The Dow Chemical Co.* (avail. Mar. 5, 2003), a proposal was properly excluded where it requested that the board "establish a Review Committee to investigate the use and possible abuse of its carbon tetrachloride and carbon disulfide products as grain fumigants by grain workers" and issue a report on how to compensate those injured by the product. While the proposal on its face might have involved a matter of general interest, the Staff granted no-action relief because the proponent was pursuing a lawsuit against the company on the basis of an alleged injury purportedly tied to the grain fumigants. Similarly, in *MGM Mirage* (avail. Mar. 19, 2001), a proposal that would require the company to adopt a written policy regarding political contributions and furnish a list of any of its political contributions was found to be excludable under Rule 14a-8(i)(4) when submitted by a proponent who had filed a number of lawsuits against the company based on its decisions to deny the proponent credit at the company's casino and, subsequently, to bar the proponent from the company's casinos. *See also Medical Information Technology, Inc.* (avail. Mar. 3, 2009) (proposal that the company comply with

government regulations that require businesses to treat all stockholders the same was excludable as a personal grievance when brought by a former employee of the company who was involved with an ongoing lawsuit against the company regarding claims that the company had undervalued its stock); *State Street Corp.* (avail. Jan. 5, 2007) (proposal that the company separate the positions of chairman of the board and CEO and provide for an independent chairman was excludable as a personal grievance when brought by a former employee after being ejected from the company's previous annual meeting for disruptive conduct); *Sara Lee Corp.* (avail. Aug. 10, 2001) (permitting the company to omit a stockholder proposal regarding a policy for pre-approval of certain types of payments where the proponent had a personal interest in a subsidiary which the company had sold and where the proponent participated in litigation related to the subsidiary and directly adverse to the company).

The Proposal and the facts surrounding it are also very similar to the facts and proposal from the same Proponent in last year's *D.R. Horton, Inc.* (avail. Oct. 23, 2012). There, the proposal recited several allegations of wrongdoing by the Company, including fraudulent mortgage originations, and requested an "audit . . . for compliance with ***all*** federal and state laws, and that the Board confirms ***for the record*** that DHI Mortgage conforms to the requirements contained within its own corporate governance documents" (emphasis in original). The Company argued, and the Staff concurred, that the proposal could be excluded as relating to the redress of the Proponent's personal claim or grievance against the Company stemming from the Proponent's 2004 home purchase. Likewise, the Proponent's 2014 Proposal relates to his 2004 home purchase and his ongoing personal claims and grievances against the Company stemming from that home purchase. The Proponent's 2014 Proposal refers to the Company's alleged "buying" of judges to conceal its alleged "corporate predation of real flesh-and-blood ¢itizens" relating to mortgage lending at DHI Mortgage. As discussed at length above, these are the same allegations the Proponent has made in connection with his personal litigation against the Company and throughout his ongoing campaign against the Company, its subsidiaries and various Company officers and personnel, including on his website, www.drhortonsjudges.info.

As discussed above, Mr. Missud, a vexatious litigant, has been unsuccessful in his extensive campaign against the Company in state and federal courts. Mr. Missud has also been unsuccessful in having his stockholder proposals included in the Company's proxy materials since the Company's 2009 Annual Meeting of Stockholders. The 2014 Proposal merely reflects Mr. Missud's attempt to blame judicial corruption for his lack of success in both the judicial system and the stockholder proposal process for his baseless claims of fraud. Specifically, Mr. Missud has alleged in numerous instances that his lack of success against the Company is due to the corruption of various state and federal judges and administrative officials. Mr. Missud has further claimed that the Company or certain of the Company's officers have bribed state and federal judges and administrative officials to rule against Mr. Missud in his actions against the Company. The 2014 Proposal is based on Mr. Missud's unfounded beliefs that the Company has bought or bribed judges in order that the Company may participate in illegal lending activities,

an unfounded and unsubstantiated allegation from which Mr. Missud has claimed to be a victim dating back to 2004. In all cases his claims have been found to be without merit or factual basis.

As discussed above, the Proponent's lawsuits and letter-writing campaign against the Company have remained active since the time of the no-action request that we submitted last year on September 17, 2012. As in the no-action letter precedent discussed above, it is clear from the facts that the Proponent is using this 2014 Proposal as a tactic to seek redress for his personal grievances against the Company, and thus the 2014 Proposal is excludable under Rule 14a-8(i)(4).

C. Request for Future No-Action Relief

We also ask that the Staff further state that such no-action relief shall apply to any future submissions to the Company of the same or a similar proposal by the Proponent, and that this letter be deemed to satisfy the Company's future obligations under Rule 14a-8 with respect to the same or similar proposals submitted by the Proponent. The Staff has permitted companies to apply no-action responses to any future submissions of a same or similar proposal by a proponent where a proponent has a long-standing history of confrontation with a company, and that history is indicative of a personal claim or grievance within the meaning of Rule 14a-8(i)(4). *See, e.g.*, Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14") ("In rare circumstances, we may grant forward-looking relief if a company satisfies its burden of demonstrating that the shareholder is abusing rule 14a-8 by continually submitting similar proposals that relate to a particular personal claim or grievance."); *see also General Electric Co.* (avail. Dec. 20, 2007); *General Electric Co.* (avail. Jan. 12, 2007) (discussed above); *Cabot Corporation* (avail. Nov. 4, 1994); *Texaco, Inc.* (avail. Feb. 15, 1994); *General Electric Co.* (avail. Jan. 25, 1994).

As noted above, the 2014 Proposal represents the sixth stockholder proposal that the Proponent has submitted to the Company relating to the Company's alleged misconduct and the latest in a series of actions that the Proponent has taken over the last nine years to pursue his claims against the Company. *See D.R. Horton, Inc.* (avail. Oct. 23, 2012) (concurring in the exclusion of the Proponent's proposal under Rule 14a-8(i)(4) where the proposal requested that the Company audit DHI Mortgage for compliance with law and confirm that DHI Mortgage conforms to the requirements in its corporate governance documents); *D.R. Horton, Inc.* (avail. Nov. 16, 2011) (same); *D.R. Horton, Inc.* (avail. Sept. 30, 2010) (concurring in the exclusion of a nearly identical proposal from the Proponent under Rule 14a-8(f)); *D.R. Horton, Inc.* (avail. Nov. 16, 2009) (same); *D.R. Horton, Inc.* (avail. Nov. 21, 2008) (concurring in the exclusion of the Proponent's proposal under Rule 14a-8(f) where the proposal requested, among other things, that the Company adhere to all laws, codes and regulations and enforce Company policies regarding business conduct for employees, officers and directors). Thus, it is apparent that the Proponent continues to pursue his personal grievances with the Company. The 2014 Proposal relates to the Company's alleged misconduct, as did the proposals submitted by the Proponent for the Company's 2009, 2010, 2011, 2012 and 2013 Annual Meetings of Stockholders, for

which the Company requested, and was granted, no-action relief. *See D.R. Horton, Inc.* (avail. Oct. 23, 2012); *D.R. Horton, Inc.* (avail. Nov. 16, 2011); *D.R. Horton, Inc.* (avail. Sept. 30, 2010); *D.R. Horton, Inc.* (avail. Nov. 16, 2009); *D.R. Horton, Inc.* (avail. Nov. 21, 2008). In addition, the Proponent in a May 29, 2013 email to various news outlets, judges and others, explicitly linked his past proposals regarding allegations of fraud, antitrust violations and predatory lending with the 2014 Proposal concerning allegations of "buying judge$": "It proves to criminal standards that District judge Chen was corporate-bought by DHI to di$mi$$ it from $uit. Otherwise the Fortune-500 company would have had to disgorge Billion$ in RICO proceeds." *See* Exhibit Y.

Moreover, as also noted, the Proponent has made it clear that he intends to continue submitting stockholder proposals to the Company in the future in order to advance his position. Specifically, in the Proponent's cover letter accompanying the 2012 proposal (which the Proponent included with his submission of the 2014 Proposal), the Proponent stated: "My intent is to be a lifelong DHI shareholder and hold the requisite number of shares to entitle me to submit proposals . . . indefinitely . . . ." *See* Exhibit A, *supra*.

The Staff has previously granted forward-looking no-action relief in circumstances less extreme than those at issue here. In *Exxon Mobil Corp.* (avail. Mar. 5, 2001) the Staff granted forward-looking no-action relief upon a company's second grant of no-action relief under Rule 14a-8(i)(4), where the proponent had a long-standing personal grievance against the company. The company argued that it could exclude the proponent's proposal from the company's 2001 proxy materials in reliance on Rule 14a-8(i)(4). The company also pointed out that it had received no-action relief under Rule 14a-8(i)(4) for the same proponent's 2000 proposal and under "procedural grounds" for the proponent's 1999 proposal. *See Exxon Mobil Corp.* (avail. Mar. 23, 2000); *Exxon Corp.* (avail. Dec. 21, 1998). The Staff granted the company's no-action request under Rule 14a-8(i)(4), and in view of the two prior grants—only one of which was pursuant to Rule 14a-8(i)(4)—the Staff also granted forward-looking no-action relief.

Here, the Company received no-action relief under Rule 14a-8(i)(4) for the previous two proposals submitted by the Proponent for the Company's 2012 and 2013 Annual Meetings—more than the company in *Exxon Mobil* had received. The Staff's granting of the request we make today will be the third grant under Rule 14a-8(i)(4) as to the Proponent's proposals to the Company. Prior to receiving no-action relief under Rule 14a-8(i)(4) for the Proponent's 2012 proposal, the Company had received no-action relief under procedural grounds three times—more than the company in *Exxon Mobil* had received. Therefore, consistent with *Exxon Mobil*, forward-looking no-action relief is warranted.

In light of the no-action letter precedent, the fact that the Proponent submitted proposals for the last five years and the apparent intention of Proponent to continue his attempts to use the Company's annual stockholders' meetings to advance his grievances, the Company respectfully

requests the concurrence of the Staff that it will not recommend enforcement action if the Company relies on Rule 14a-8(i)(4) to exclude from all future proxy materials all future proposals of the Proponent that are identical to or similar to the 2014 Proposal.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the 2014 Proposal from its 2014 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (817) 390-8131, or Elizabeth A. Ising of Gibson, Dunn & Crutcher LLP at (202) 955-8287.

Best regards,



Thomas B. Montano
Vice President, Corporate and Securities Counsel
D.R. Horton, Inc.

Enclosures

cc: Patrick Missud
Elizabeth A. Ising, Gibson, Dunn & Crutcher LLP

EXHIBIT A

From: pat missud [mailto:missudpat@yahoo.com]
Sent: Wednesday, July 10, 2013 1:08 PM
To: foiapa@sec.gov; hallr@sec.gov; LivorneseJ@SEC.GOV; oig@sec.gov; sanfrancisco@sec.gov; dfw@sec.gov; greener@sec.gov; annie.reding@usdoj.gov; bonny.wong@usdoj.gov; dennis.barghaan@usdoj.gov; greener@sec.gov; Melanie.Proctor@usdoj.gov; eising@gibsondunn.com; Thomas B Montano; John.G.Stumpf@wellsfargo.com; mike.heid@wellsfargo.com; jerald.banwart@wellsfargo.com; mary.coffin@wellsfargo.com; sharon.cecil@wellsfargo.com; todd.m.boothroyd@wellsfargo.com; BoardCommunications@wellsfargo.com; Richard.D.Levy@wellsfargo.com; james.strother@wellsfargo.com; raymond.m.lynch@wellsfargo.com
Cc: josh.levin@citi.com; dan.oppenheim@credit-suisse.com; michael.rehaut@jpmorgan.com; david-i.goldberg@ubs.com; nishu.sood@db.com; FISMA & OMB Memorandum M-07-16 rstevenson@peoplemanagement.org; steve.east@csfb.com; mross@bgbinc.com; gs-investor-relations@gs.com; Buck.Horne@RaymondJames.com; ivy@zelmanassociates.com; bberning@fppartners.com; chris.hussey@gs.com; joshua.pollard@gs.com; arjun.sharma@citi.com; jacqueline.merrell@gs.com; jason.a.marcus@jpmorgan.com; cbrian@tradethetrend.com; rob.hansen@db.com; jesse.arocho-cruz@db.com; jonathan.s.ellis@baml.com; kenneth_zener@keybanccm.com; jrahmani@kbw.com; rosteen@kbw.com; jay.chhatbar@baml.com; jonathan.s.ellis@baml.com; jason.a.marcus@jpmorgan.com; william.w.wong@jpmorgan.com; arjun.sharma@citi.com; kisha.rosario@jpmorgan.com; inquiries@guggenheimpartners.com; jane.wong1@baml.com; karen.frenza@gs.com; william.alexis@credit-suisse.com; michael.dahl@credit-suisse.com; kim@zelmanassociates.com; karen.frenza@gs.com; christina.c.lo@jpmorgan.com; angela.pruitt@dowjones.com; nick.vonklock@dowjones.com; george.stahl@dowjones.com; cbrian@mysmartrend.com; pchu@fnno.com; adam.rudiger@wellsfargo.com; jack.micenko@sig.com; jhymowitz@philadelphiafinancial.com; steven.bachman@rbccm.com; robert.wetenhall@rbccm.com
Subject: Missud's 14(A)-8 Proposal for Action for Inclusion in DHI'$ Proxy Statement

Good afternoon Mr. Montano, Ms. Ising, and $EC Agents-

Find attached and registered below my updated Proposal for Action for inclusion in DHI'$ forthcoming Proxy Statement. As you can see from the attached WellsTrade Account, I again have sufficient share ownership

which entitles me to printing. Per the contents of the Proposal, I'm not redressing any personal grievances. I've amply demonstrated that DHI is involved in federal crimes including racketeering and corrupting state and federal judges to conceal its 27-state antitrust violations, predatory lending, and mortgage fraud.

Also please confirm with Well$ Fargo'$ John $tumpf that my DHI share ownership i$ again $ufficient thi$ year. He'$ al$o copied on thi$ me$$age along with hi$ legal coun$el (which I hope also knows criminal defense).

Thanks in advance and looking forward to getting you all indicted,
Pa ck Missud;
A four-year 18 USC §1513 Federal Informant.

----- Forwarded Message -----
From: "ECF-CAND@cand.uscourts.gov" <ECF-CAND@cand.uscourts.gov>
To: efiling@cand.uscourts.gov
Sent: Wednesday, July 10, 2013 10:43 AM
Subject: Activity in Case 4:12-cv-00161-DMR Missud v. State of Nevada et al Letter Brief

This is an automatic e-mail message generated by the CM/ECF system. Please DO NOT RESPOND to this e-mail because the mail box is unattended.
*****NOTE TO PUBLIC ACCESS USERS*** Judicial Conference of the United States policy permits attorneys of record and parties in a case (including pro se litigants) to receive one free electronic copy of all documents filed electronically, if receipt is required by law or directed by the filer. PACER access fees apply to all other users. To avoid later charges, download a copy of each document during this first viewing. However, if the referenced document is a transcript, the free copy and 30 page limit do not apply.**

U.S. District Court
California Northern District

Notice of Electronic Filing

The following transaction was entered by Missud, Patrick on 7/10/2013 at 10:43 AM and filed on 7/10/2013

Case Name: Missud v. State of Nevada et al
Case Number: 4:12-cv-00161-DMR
Filer: Patrick Alexandre Missud
WARNING: CASE CLOSED on 07/17/2012
Document Number: 191
Docket Text:
Letter Brief *$EC 14(A)-8 PROPOSAL FOR ACTION FOR INCLUSION IN DHI'$ FORTHCOMING PROXY STATEMENT. IF THE $EC DOE$N'T COMPEL PRINTING, THEN HARRY MARKOPOLOS WAS ONLY HALF RIGHT- THE $EC DOE$N'T KNOW HOW TO REGULATE--- AND IT$ CORPORATE-BOUGHT NOT TO REGULATE* filed byPatrick Alexandre Missud. (Attachments: # (1) Exhibit Coltrane'$ Judicial Corruption, # (2) Exhibit Bulla'$ Judicial Corruption, # (3) Exhibit Gonzalez' Judicial Corruption, # (4) Exhibit Gonzalez' ubequent Judicial Corruption, # (5) Exhibit Nevada $upreme Court'$ Judicial Corruption, # (6) Exhibit Giorgi'$ Judicial Corruption, # (7) Exhibit McGuine$$, Jenkin$, and Pollak'$ Judicial Corruption, # (8) Exhibit California $upreme Court'$ Judicial Corruption, # (9) Exhibit Kahn'$ Judicial Corruption, # (10) Exhibit Divi$ion III'$ Judicial Corruption (again), # (11) Exhibit California $upreme Court'$ Judicial Corruption (again), # (12) Exhibit Chen'$ Judicial Corruption in hi$ Order and in the Tran$cript, # (13) Exhibit Ryu'$ Judicial Corruption, # (14) Exhibit Leavy, Thoma$, and Murguia'$ Judicial Corruption, # (15) Exhibit Gould, Clifton, and Bybee'$ Judicial Corruption, # (16) Exhibit

$COTU$' Judicial Corruption, # (17) Exhibit $COTU$' Future Judicial Corruption, # (18) Exhibit $COTU$' 5th Round of Forthcoming Judicial Corruption)(Missud, Patrick) (Filed on 7/10/2013)

4:12-cv-00161-DMR Notice has been electronically mailed to:

Ann Marie Reding annie.reding@usdoj.gov, bonny.wong@usdoj.gov

Patrick Alexandre Missud missudpat@yahoo.com

4:12-cv-00161-DMR Please see Local Rule 5-5; Notice has NOT been electronically mailed to:
The following document(s) are associated with this transaction:
Document description: Main Document
Original filename: PropForAct7-10-13.pdf
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=7/10/2013] [FileNumber=9783444-0]
[9a728a911f263d0a80c1f01deed4224f2cc862ed70e03446e53dcf7681384da300314
6e74614c433837ee383b85955e2013a978ebd469fc19e6fa06004fc7490]]
Document description: Exhibit Coltrane'$ Judicial Corruption
Original filename: Coltrane5.pdf
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=7/10/2013] [FileNumber=9783444-1]
[2fe47892f33ba43dadf0fb69e5ac4ddffda8fa323ebcc348cd6b00f34bea487f0fde7
a4eb19ab0e2d2f852808f96a7d778c4a3c75d5ea5a61c7ba743046fbfd8]]
Document description: Exhibit Bulla'$ Judicial Corruption
Original filename: Bulla's6-2-10CourtCvrUp.pdf
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=7/10/2013] [FileNumber=9783444-2]
[05343e04c6cb1190ba5241204017eea2b5d238ba4d09743f252bed9ee861d5eedf230
a0297df8384184af372e0c40919fb2810e1cf748e8c0d3d1fbfde9c1d8d]]
Document description: Exhibit Gonzalez' Judicial Corruption
Original filename: Gonzalez7-13-10_A551662.pdf
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=7/10/2013] [FileNumber=9783444-3]
[9275d1d0ce293baede45fced8fc17fca681ad9f61cae1e7eea4e1856fafc63671f0b8
df02b4bdf7d409514220ce87d39d79673ef54ce8bba7e4a86c56a061a2b]]
Document description: Exhibit Gonzalez' ubequent Judicial Corruption
Original filename: Gonzalez7-20-10_A551662Pg101-162.pdf
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=7/10/2013] [FileNumber=9783444-4]
[03c495e1eccaf6aeef344510d3da5b586ffb7e2d43811811b9ec327e386b8275744a4
2baa829f1e09709af314f8dc1f12fccbed42473a1608302b1f0a1ae9391]]
Document description: Exhibit Nevada $upreme Court'$ Judicial Corruption
Original filename:11-36104-11-22-12Ordr.pdf
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=7/10/2013] [FileNumber=9783444-5]
[288e325e64c511f9b294be1257d3d0d56f642fe1ceb573c242ee1efd0088a421ce1ca
f85bb6391cd9b4b444847dedd59f75d614123280ca6b67d0e7e30ea71cf]]
Document description: Exhibit Giorgi'$ Judicial Corruption
Original filename: Giorgi6-30-11_510876.pdf
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=7/10/2013] [FileNumber=9783444-6]

[a75ebd192bc3429740f597f7d0adce11e43c808729c64670b18d2ceb60a8cd4d15e72
a2025768e721c3fab494c17aa95ef5f67863a7190bcbcbe6145a3fce4cf]]
Document description: Exhibit McGuine$$, Jenkin$, and Pollak'$ Judicial Corruption
Original filename:A131566_11-22-11.pdf
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=7/10/2013] [FileNumber=9783444-7]
[5ea0e3f1302b704ceb952c69194b90e5da29448d0fc83d0b91e40028f7ebf9ed61c7d
004d369fbd34752fd17fdb67093260bf2f5c20c4d696788392dc7c183f2]]
Document description: Exhibit California $upreme Court'$ Judicial Corruption
Original filename:S198352.pdf
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=7/10/2013] [FileNumber=9783444-8]
[64324d2de36049d626059625b41038353b49ecd29e7fc3d30f5a8329a912384b10ff1
8be9a90f590456e19cccb9010d04672d9dd79bacb13aa8c418f92bc3855]]
Document description: Exhibit Kahn'$ Judicial Corruption
Original filename: Kahn_6-4-12_510876.pdf
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=7/10/2013] [FileNumber=9783444-9]
[2731cd81363422fb4487bb9d49b648746b4c568df0a5f44f71b6488d9fbf780f2c5e3
ee1fdcbde46f200bb7700606d5006e695be5c372ab9b83bcd8f4f48a9b6]]
Document description: Exhibit Divi$ion III'$ Judicial Corruption (again)
Original filename: Affirm-N$C-DIV3-SCOTUS_11-28-12.pdf
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=7/10/2013] [FileNumber=9783444-10]
[0c50918c5ee640051c3ba6381b14bb58f328eaeff13772b338a60bbfeadd940c9014
a82494b7c5c31e7fd75c7502364a4ca3672310cabb8d02910f4b092eea75]]
Document description: Exhibit California $upreme Court'$ Judicial Corruption (again)
Original filename:$207619_Denied_1-30-13.pdf
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=7/10/2013] [FileNumber=9783444-11]
[0e07980d690361e4678e8d4e7aa14bc2bc3a15e08bbc6576a97af9a52e9ab9aa154d
7afeb9861bfce457c84bacad9444f83e46a83f9ab9a78a3b2bc368f60d49]]
Document description: Exhibit Chen'$ Judicial Corruption in hi$ Order and in the Tran$cript
Original filename: Judicial_Corporate_RICO_Chen.pdf
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=7/10/2013] [FileNumber=9783444-12]
[2c1cee9aaccd4574d529687ea42d6ad4fe4d4615a6472929be433cabdf3f1f749f0f
580cb8f06a30b7782d8c0ebdd1c6f4801a697d81fe50688b51c13f04a05b]]
Document description: Exhibit Ryu'$ Judicial Corruption
Original filename: Dkt79_161_ORDERTODISMISS.pdf
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=7/10/2013] [FileNumber=9783444-13]
[b217a2abb4d41bed428d801d2d4d2e58c413cd1fe80e4cedd0e91509cd4b87971b18
e565fdaa55dbe6a82ac2aab92937f9249ddead25b80fe8059071a71641ba]]
Document description: Exhibit Leavy, Thoma$, and Murguia'$ Judicial Corruption
Original filename:12-15658_Dkt41_AFFIRM_5-21-13.pdf
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=7/10/2013] [FileNumber=9783444-14]
[0c02a09836f48cce1c236826019e0a95dbcea9b590dc61736cfc00d4c3dde244c119
535b7db955f0135106e34df2fe67482e429885aec0a6b30014c94f9cdd5e]]
Document description: Exhibit Gould, Clifton, and Bybee'$ Judicial Corruption

Original filename:16602_10-15-12_ORDER.pdf
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=7/10/2013] [FileNumber=9783444-15]
[4488d971473c6a476d0768a69b498a31bc25641b08a60a65a6b27f19f1a43a5041c3
43478f4f14ab1f3377aefd2471535fb9349cac5803f244ab779e6b6dc46b]]
Document description: Exhibit $COTU$' Judicial Corruption
Original filename:$COTU$_sold-out-America_4-15-13.pdf
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=7/10/2013] [FileNumber=9783444-16]
[89cfa81b44f09c5be88a73ed21a9b71f5f58343643af839d8087cf52f64ae176d5ae
5dff874c2fa40ff933cfb884688f06787e6d7258175f7c78d6d6355bb104]]
Document description: Exhibit $COTU$' Future Judicial Corruption
Original filename:9412_6-12-13_V-6.PDF
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=7/10/2013] [FileNumber=9783444-17]
[715a53b83d7e492d3913db16319daf1bdecc972b577f53760f1b96b4f93ec472c233
e4356b899aef057ab14d2be42e9eb4a877adbec929703b11867997c7318b]]
Document description: Exhibit $COTU$' 5th Round of Forthcoming Judicial Corruption
Original filename: Scotus_WritS207619_4-25-13PM.pdf
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=7/10/2013] [FileNumber=9783444-18]
[543e74d5c8caa5446f4231ea8c57e983c2f4fb3040e181637cf5250f4b4cfa805985
f177279049893c8b2d1740b091302fe905ebdf13ce6334a07130b620fddc]]

Patrick Missud
Attorney at Law
91 San Juan Ave
San Francisco, CA, 94112
415-584-7251 Office
415-845-5540 Cell
missudpat@yahoo.com

July 10, 2012

Att'n: Corporate Counsel, D.R. Horton Inc.
301 Commerce Street Suite 500
Fort Worth, TX, 76102
Re: SEC 14(A)-8 Proposal for Action for inclusion with DHI's Proxy Statement
Via: E-mail: tbmontano@drhorton.com, greener@sec.gov,
Wall Street, Syndicated Media, FBI, DOJ, Registered C:12-161 #191

Attention DHI Board of Directors, Corporate Counsel, and Federal Agents,

I. As a DHI stockholder and under SEC Rule 14(A)-8, I submit the following facts and "Proposal for Action" at DHI's next 2014 shareholder meeting. Note that I've had sufficient share ownership for over four years to have prior Proposals published. Nevertheless both DHI and SEC feigned otherwise despite my submission of concrete proof before thousands of witnesses and DHI's own court-registration of my WellsTrade statements evincing the required minimum number of shares. Note that if the SEC again doesn't compel DHI'$ publication, it will have proven it$ complicity in anf furtherance of DHI'$ 18 USC §1962 Corporate Racketeering.

II. DHI'$ 18 USC §1962 Corporate racketeering al$o includes §201 Official and Judicial Corruption:
(1) In Beaufort County South Carolina, Special Magistrate Coltrane sold to DHI two decisions which eliminated fundamental speech for two groups protesting DHI'$ bait and switch, construction defects, deceptive trade practices, & fraud [06-CP-07-1658; -2224];
(2) In Clark County Nevada, Discovery Commissioner Bulla lied *on record* feigning non-receipt of pleadings and concrete proof of DHI'$ predatory lending throughout Nevada [A551662, June 2, 2010 Transcript];
(3) Again in Nevada, on July 13, 2010 Presiding judge Gonzalez first locked media out of her public courtroom, then acknowledged FRE Rule-803 self-authenticated evidence - namely FTC and HUD records proving DHI'$ mortgage fraud on Freddie and Fannie, and finally lied about registering her order in $upport of DHI'$ criminal acts [Transcript];
(4) Then on July 20th, Gonzalez took: over 6 hours' audio-video recorded testimony; and accepted 1500 records coinciding with Transcript page 124, -each of which proving DHI'$ interstate racketeering orchestrated from Nevada where the corporation finds $afe haven to target the rest of the nation [A551662; July 20, 2010 Transcript];
(5) Nevada's Supreme Court ignored 5000 registered records in A551662, and twice more in Appeal$ A56502 and 60563, because doing otherwise would have proven that $9 Billion DHI re-*lie$* on 'judicially-immune' judge$ to di$mi$$ action$ which prove that it illegally bundle$ predatory loans to home sales to achieve immen$e wealth:

[http://caseinfo.nvsupremecourt.us/public/caseView.do?csIID=21950 and http://caseinfo.nvsupremecourt.us/public/caseView.do?csIID=28728];
(6) San Francisco $uperior Court judge Giorgi ignored that: Bulla lied about getting 5 sets of pleadings –even the one tracked by confirmed USPS mail directly to her chambers; Gonzalez lied about registering her 7-13-10 order & flaunted three rounds of federal subpoenas for public records –including the 7-20-10 video evidence of her $coffing at the idea that DHI'$ money shouldn't buy ju$tice [CPF-10-510876];
(7) CA First District Court of Appeal's McGuiness, Jenkins, and Pollak who coordinated with Nevada's $upreme Court to di$mi$$ the two respective appeals on the exact same day 11-22-11, and in the exact same way, -a coincidence made especially unlikely when considering that NV's A56502 was pending a decision for over 10 month$ [enter <A131566> at http://appellatecases.courtinfo.ca.gov/search.cfm?dist=1];
(8) California's $upreme Court ignored 1-7 above to Deny Writ S198352 without offering any explanation what$oever, in another round of 'hear, $ee, and $peak no evil' [enter <S198352> at http://www.courts.ca.gov/supremecourt.htm];
(9) The $uperior Court'$ Kahn then ignored over 5000 FRE Rule-803 records registered in 6-8 above including: FTC, HUD, SEC, FBI and state agency records, -which must be accepted for the truth of their Content; said Content proving to criminal standards that DHI is this Country'$ most rabid predatory lender, and far worse than the much smaller: KB Homes, Ryland, and Beazer Home$ which were already federally-investigated and found liable for predatory lending and mortgage fraud throughout the nation: http://www.fbi.gov/charlotte/press-releases/2011/former-beazer-mortgage-loan-officer-charged-with-mortgage-fraud;
(10) CA First District Court of Appeal's McGuiness, Jenkins, and Pollak again ignored California Law and Denied Private Attorney General Missud's CCP §1021.5 Motion after ignoring the 5000 records they admitted existed, -but unlawfully didn't consider [enter <A135531> at http://appellatecases.courtinfo.ca.gov/search.cfm?dist=1];
(11) California's $upreme Court then re-ignored 9-10 above to Deny Writ S207619 without offering any explanation what$oever in more 'three monkey$' [enter <S198352> at http://www.courts.ca.gov/supremecourt.htm];
(12) The 9th District, N. California Division'$ judge Chen ignored 1-11 above, hi$ own Federal Rules of Evidence, and the fact that jurisdiction was found over DHI in California per judge Benitez' C:08-592 filed in the San Diego Division. Chen did thi$ to release DHI from $uit and $ave it billion$ in disgorgeable RICO proceed$ [C:11-3567, #110 Transcript wherein Chen know$ juri$diction exi$t$, yet di$mi$$e$ DHI from suit in hi$ Order #88 ba$ed in lack of juri$diction?!?];
(13) The same Division'$ judge Ryu ignored 1-11 above, her own Federal Rules of Evidence, and the FRE-803 prima-facie facts that the $EC: thrice-violated it$ own Rule 14(A)-8; and twice-flaunted the Freedom of Information Act, -the first time for 4 year$ to prevent exposure of DHI'$ ultra-vires act$ of antitrust tying predatory loans to home sales, -a practice made illegal ever since *U.S. Steel vs. Fortner Enterprises* (1969) http://supreme.justia.com/cases/federal/us/394/495/ [C:12-161];
(14) The 9th Circuit'$ Leavy, Thomas, and Murguia then ignored 1-12 above, their own FRE, FRCP, and over 5000 records cross-registered in C:11-3567 and C:12-161 to di$mi$$ appeal 12-15658 which by-then proved that over 3 dozen judge$ were corporate-bought by DHI in it$ de$perate effort$ to $ave it$elf from bankruptcy if ever its 27-state

predatory lending were exposed in any 'court of law;'
(15) The 9th Circuit'$ Gould, Clifton, and Bybee then ignored 1-13 above, their own FRE, FRCP, and over 5000 records cross-registered in C:11-3567 and C:12-161 to di$mi$$ appeal 12-16602 which by-then already proved that over 3 dozen judge$ and the $EC were corporate-bought by DHI in it$ de$perate effort$ to $ave it$ Board of Director$ from life-long pri$on $entence$ if ever their decade-long racketeering and financial predation of consumers were exposed in any 'court of law;'
(16) Then the penultimate U.S. Supreme Court ignored 1-15 above, the U.S. Constitution, and the Bill of Rights' Due Process, Equality, Privileges and Immunities, Fairness, Court Access clauses when it Denied Writ 12-8191 on April 15, 2013, which proved to beyond criminal standards that DHI in-great-part caused the $4 Trillion Mortgage Meltdown by buying the EC' non-feasance much like Bernie Madoff got it to look the other way while Harry Markopolos blew the whistle and exposed his Ponzi $cheme for over $even year$: http://www.youtube.com/watch?v=uw_Tgu0txS0;
(17) Know that the U.S. Supreme Court will again ignore 1-16 above, and Deny Review of Writ 12-9412 which is "In Conference" on September 30, 2013 because it prove$, with the Nevada $upreme Court'$ own document$ no le$$, that Nevada'$ $upreme Court is "juiced" by D.R. Horton Inc. to provide a safe haven from where it can financially destroy families from 26 states outside of Nevada [search <12-9412> at http://www.supremecourt.gov/docket/docket.aspx];
(18) Also understand that the U.S. Supreme Court will re-ignore 1-16 above to Deny Review of Writ 12-10006 which prove$ with: two Nevada; three California; and two Federal Court$' own document$ that judge$ in the 9th District are on DHI'$ payroll to ignore every scrap of evidence which proves beyond any shadow of doubt that it$ decade-long bu$ine$$ model created hundred$ of thouand of predatory lending victim$ who've succumbed to foreclosures and bankruptcies which caused the collapse of Bear-Stearns, Lehman Brothers, and the U.S. economy in November 2008. [search <12-10006> at http://www.supremecourt.gov/docket/docket.aspx].

Mr. Montano- You will print the following 22 words in the forthcoming Proxy Statement:

PROPOSAL FOR ACTION
"Resolved: That DHI will stop buying judge$ to conceal it$ decade-long Citizen$-United corporate predation of real flesh-and-blood ¢itizens."

Thanks in advance,

Patrick Missud
Patrick Missud: Proponent;
Shareholder with sufficient share ownership since 4 years; and
Federal Informant and Qui-Tam Relator for 4 years.

Patrick Missud
Attorney at Law
91 San Juan Ave
San Francisco, CA, 94112
415-584-7251 Office
415-845-5540 Cell
missudpat@yahoo.com

May 16, 2012

Att'n: Corporate Counsel, D.R. Horton Inc.
301 Commerce Street Suite 500
Fort Worth, TX, 76102

Re: Proposal for Action [Proposal]
Via: E-mail: tbmontano@drhorton.com, greener@sec.gov,
Wall Street, Syndicated Media
Registered as docket #99 in 12-CV-161-DMR

Attention DHI Board of Directors, Corporate Counsel, and Federal Agents,

As a DHI stockholder, under SEC Rule 14a-8, I submit the following facts and Proposal for DHI's forthcoming 2013 shareholder meeting. Note that I have owned the sufficient number of shares for at least three years to submit this Proposal for publication in DHI's forthcoming Annual Report. Note that if the SEC does not compel DHI to publish, this will further prove the $EC's complicity in corporate racketeering. This DHI scandal has been 'gift wrapped and packaged' far better than Harry Markopoulos' expose of Bernie Madoff.

Mr. Montano- You will print the following 494 words in the forthcoming 10k:

PROPOSAL FOR ACTION

On July 1, 2009 the DOJ, HUD and SEC deferred prosecution against Beazer Homes which admitted to several fraudulent mortgage origination and accounting practices. BZH agreed to provide $50 million in restitution for consumers in and around North Carolina. Some of Beazer's mortgage fraud included interest rate manipulation, inflating home base prices to cover incentives, and lack of due diligence when completing stated income loans.

There is absolute proof that DHI has engaged in even more egregious fraud but on a much larger nationwide scale. Under the Freedom of Information Act, hundreds of consumer complaints are available from the FTC and HUD regarding DHI's fraudulent nationwide mortgage origination in over 23 states. In Virginia's federal circuit, HUD submitted nearly 7700 administrative records showing that DHI and other builders violated RESPA laws [08-cv-01324]. In Georgia, the Yeatman class action alleges

similar RESPA violations specific to DHI, [07-cv-81]. At DHI Virginia's Rippon Landing development, the FBI discovered appraisal fraud to artificially boost home sales. The Southern California Wilson class action alleged extortive antitrust tying of DHI's mortgage services to home sales [08-cv-592]. Dozens of others have also claimed the same: Betsinger (NV A503121, A50510), Bevers (09-cv-2015), Dodson (A07-ca-230), Moreno (08-cv-845), Missud (07-2625-SBA). Scores of cases have been filed in state and federal courts all alleging similar DHI Mortgage fraud, deceptive trade, and antitrust violations. Publicly posted web sites also corroborate these findings with hundreds of consumer complaints dealing with DHI's fraudulent mortgage originations and illegal tying of DHI Mortgage's services to home sales, not to mention rampant construction defects.

The "consumeraffairs" website is already a top search result when merely searching for "D R Horton." Dozens of other consumer protections sites similarly and independently report the same recounts of fraudulent DHI mortgage origination. The last J D Power new home builder origination study rated DHI Mortgage with only 679 points out of 1000. The ranking was slightly better than Countrywide, one of DHI's "preferred lenders," and Ryland, two companies already found involved in rampant nationwide predatory lending and mortgage fraud.

Compounding these findings is that as early as June 2007, Chairman Horton and CEO Tomnitz each personally acknowledged receipt for summons and complaints for case 07-CV-2625-SBA, wherein their participation in predatory lending was exhaustively detailed http://www.donaldtomnitzisacrook.info/Demand_on_Board.html . CEO Tomnitz still materially misleads investors in claiming that DHI Mortgage "does an excellent job underwriting mortgages and the related risk associated with it..." [End 2d Qtr 2009 Earnings Conference Call]. However, the truth is that at that time, all four of DHIM's Arizona offices were found originating significantly defective loans which have already cost taxpayers $2.5 million. All 20 of the audited loans were either in foreclosure or in serious financial distress requiring taxpayer bail-outs:
http://www.hud.gov/offices/oig/reports/files/ig1091009.pdf and
http://www.liuna.org/Portals/0/docs/PressReleases/Report%20-%20Cruel%20Hope.pdf

Resolved: That DHI audit its subsidiary DHI Mortgage for compliance with ***all*** federal and state laws, and that the Board confirms ***for the record*** that DHI Mortgage conforms to the requirements contained within its own corporate governance documents.

Cordially,

Patrick Missud

Patrick Missud, shareholder.
Encl.: (1) Wells Trade Account evincing $3,270 of DHI stock as of 4-30-12, and which was purchased 12-2-08; and (2) prior letters regarding Proposals for Action.

Patrick Missud
Attorney at Law
91 San Juan Ave
San Francisco, CA, 94112
415-584-7251 Office
415-845-5540 Cell
missudpat@yahoo.com

August 17, 2011

Securities and Exchange Commission
Burnett Plaza, Suite 1900
801 Cherry Street, Unit 18
Fort Worth, TX 76102

Re: Missud Proposal for Action for consideration at DHI's 2012 Annual Shareholder Meeting; and inclusion within DHI's proxy statement.
Via: oig@sec.gov, sanfrancisco@sec.gov, dfw@sec.gov, greener@sec.gov, tbmontano@drhorton.com, eising@gibsondunn.com, james.strother@wellsfargo.com, raymond.m.lynch@wellsfargo.com
Certified: *** FISMA & OMB Memorandum M-07-16 ***

Good afternoon SEC agents Greene, Reedick, Maples, Kwon, Special Counsel Belliston, Chairwoman Shapiro, Ms. Ising and Messieurs Montano, Lynch and Strother,

As you all know, this year I again mailed my Proposal for Action to D R Horton's Montano for inclusion in DHI's forthcoming Annual Report, 10K, and proxy statement. The Proposal is reproduced below for convenience. The three reasons for inclusion of the Proposal are as follows.

A. Reasons for Compelling Publication

1. DHI has participated in ultra-vires acts. The Directors and shareholders need to vote to stop various illegal financial activities which are specifically damaging the Corporate 'Citizen's' reputation and bottom line, and shareholders' interests.
2. The second reason is that DHI's illegal financial activities are broadly impacting the US economy and its 308 million real flesh-and-blood citizens. Each non-performing predatory loan originated by DHI and fully owned subsidiary DHI Mortgage, must be 'bailed out' by American tax payers. This in turn lowers the expendable income that each real flesh-and-blood American family has to purchase new products such as D R Horton homes.
3. The third reason for inclusion is that overwhelming evidence has already been gathered which proves that DHI Executives have corrupted officials and judges in several states. Once this information is exposed, the Corporate 'Citizen's' reputation and bottom line will most certainly suffer very acute damage. Shareholders need reassurances from DHI's Board of Directors that they will lawfully conduct business per the Corporate Charter and Governance Documents.

B. The SEC's Recently Stepped-Up Efforts

The SEC has recently taken aggressive enforcement actions regarding various subprime loan and Wall Street fraud: http://www.sec.gov/spotlight/enf-actions-fc.shtml DHI has coincidentally also been very heavily involved in exactly these types of crimes for at least 8 years, possibly even precipitating the mortgage melt-down.

Also according to the SEC's website, enforcement protocols have been improved post-Madoff: http://www.sec.gov/spotlight/secpostmadoffreforms.htm Prior to Madoff, it was reported that the SEC would get tips about white collar crimes, and not act until it was too late to prevent massive shareholder losses. Hopefully now, the SEC will be more proactive to regulate DHI's corporate activities which have and will continue to severely and negatively impact $3.6 billion in issued stock.

C. Identical Wall Street Requests

Even CtW CEO William Patterson shares the same exact concerns that I do in that DHI should refrain from issuing predatory loans and selling fraudulent mortgages: http://www.ctwinvestmentgroup.com/fileadmin/group_files/CtW_Inv_Grp_to_DR_Horton_Board.pdf Note that Patterson's request was made in 2007. Since then, the SEC has done nothing to redress either Patterson's or my identical concerns.

D. Prior SEC No-Action Decisions

"No-action letters represent the staff's interpretations of the securities laws and, while persuasive, are not binding on the courts:" http://en.wikipedia.org/wiki/U.S._Securities_and_Exchange_Commission

In 2008, 2009, and 2010, I submitted formal Proposals similar to Patterson's. In 2008&9 DHI was permitted to exclude my Proposals because I did not have sufficient share ownership for the SEC to compel publication. Last year, I had sufficient share ownership for the required time for the SEC to compel publication but for some reason, the SEC did not enforce Rule 14A8.

This year, I have sufficient share ownership for the required amount of time which requires that the SEC compels publication. If the SEC refuses to compel publication of my very reasonable Proposal, which merely seeks that DHI participate only in legal acts under its corporate charter, I will seek redress in the federal courts.

Along with the racketeering suit voluntarily withdrawn in 2010 and subject to re-filing [10-cv-235-SI], and the currently active civil rights & corruption suit which will soon name DHI as an additional Defendant [11-cv-3567-DMR], I will file an SEC action in the Ninth Circuit naming Chairwoman Shapiro. The federal securities complaint, supporting declaration, and exhibits will first be published with syndicated media, and then registered in court. The action will eclipse the Madoff scandal.

E. Mr. Montano's Claimed Deficiencies

Montano's August 16, 2011 letter disingenuously claims that I haven't sufficient, continuous share ownership per 14A8(b). The accompanying Wells Fargo "brokerage Statement" is an official business record from Wells Fargo Advisors which is my "Broker" affiliated with Wells Fargo "Bank." Said Statement "verifies" that as of the "date of my current Proposal," the DHI shares were "continuously held for over one year."

Further, note that this letter was copied to Wells Fargo's legal department. Wells Fargo's Lynch and Strother have my authority to "verify" that I have sufficient, continuous share ownership per 14A8(b). You can contact them directly upon my behalf to further corroborate my entitlement to SEC compulsion of my ultra-reasonable lawful Proposal.

F. Conclusions

The draft of my securities complaint will be pro-actively readied within one week. If the SEC does not act to protect my interests, Mr. Patterson's interests, interests of the thousands of other DHI shareholders, 308 million Americans' interests, and uphold federal securities laws, the suit will be filed to showcase the favorable treatment that RICO operating corporations get from the supposed securities regulator. The SEC itself will be on trial.

Cordially,

Patrick Missud

Patrick Missud, shareholder.
Encl.
Cc: Wall Street, Media, Federal and State Regulators

Patrick Missud
Attorney at Law
91 San Juan Ave
San Francisco, CA, 94112
415-584-7251 Office
415-845-5540 Cell
missudpat@yahoo.com

August 4, 2011

Att'n: Corporate Counsel, D.R. Horton Inc.
301 Commerce Street Suite 500
Fort Worth, TX, 76102
Certified RR *** FISMA & OMB Memorandum M-07-16 ***

Mr. Montano,

This cover letter provides proof that I am a shareholder with sufficient share ownership for the required timeframe per SEC regulations. If you recall, the SEC did not compel printing last year because of your frivolous claims that I hadn't provided sufficient proof. Proof that I own over $2000 of DHI stock for over three years is available at: http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2008/patrickmissud112108-14a8.pdf

Rule 14a-8(b)(1)

Requisite number of shares- According to my Wells Fargo brokerage account, I own over $2000 in DHI market value. The majority of the shares were purchased December 2, 2008. These shares must be held at least one year by the date I submit my proposal. I have submitted my proposal as of this date, and qualify for publication under 14a-8(b)(1).

Rule 14a-8(b)(2)

My intent is to be a lifelong DHI shareholder and hold the requisite number of shares to entitle me to submit proposals and protect shareholder interests indefinitely, inclusive of the 2012 Shareholders' meeting date.

Federal agents and DHI Board

Know that my Proposal merely requests that the DHI Board guarantee that DHI and its affiliates are neither participating in any ultra vires acts nor conducting business outside of state and federal laws. In light of the recent Ryland, KB, Hovnanian investigations, Beazer deferred prosecution, and the many other builders/affiliated lenders which have already been discovered illegally originating mortgages, the Missud Proposal is necessary to restore shareholders' confidence in DHI, and DHI Mortgage.

The Board's refusal to publicly commit to following state and federal laws will likely speak louder than if they ratify the Proposal on and for the record. There is already a very well established record of DHI Mortgage's criminal activities which are outlined

in the submitted Proposal and available on the web at www.drhortonfraud.com, and http://drhortonsjudges.com/ . These sites can be sponsored daily and achieve a minimum 2000 hits per day. Media and Wall Street will also receive notice of these documents and will be awaiting the SEC/DHI response. These entities will either ratify or ignore this simple Proposal which merely asks that DHI, DHI Mortgage and its officers not violate federal laws. Note that if these federal laws were violated by everyday non-millionaire individual American citizens, they would risk federal incarceration.

Lastly, either RICO 10-cv-235-SI already naming DHI will be revived, or public corruption suit 11-cv-3567-DMR will be amended to name DHI as the entity which has acted under color of law, and caused officials and public figures to defraud citizens in 29 market states. http://drhortonsjudges.com/ Damages sought will equal DHI's capitalization at the time that the amended complaint is filed, plus punitive damages. Donald Horton will also be personally named to satisfy the punitive damages portion of the demand. Both of these lawsuits are already supported with over 5000 exhibits. These are the most significant federal lawsuits that DHI has ever had to "vigorously defend." The multi-billion dollar suits will have to be mentioned in the DHI Annual Report's litigation caption. A rough draft of the civil rights suit against Nevada is also available at the above listed supersite for all of America to consider. The amended complaint will soon be available.

Cordially,

/S/ Patrick Missud

Patrick Missud, shareholder.
Encl.
Cc: Wall Street, Media, Federal and State Regulators

Patrick Missud
Attorney at Law
91 San Juan Ave
San Francisco, CA, 94112
415-584-7251 Office
415-845-5540 Cell
missudpat@yahoo.com

August 4, 2011

Att'n: Corporate Counsel, D.R. Horton Inc.
301 Commerce Street Suite 500
Fort Worth, TX, 76102

Re: Proposal for Action [Proposal]
Via: E-mail: tbmontano@drhorton.com, dennis.barghaan@usdoj.gov, greener@sec.gov, Wall Street, Select Media
Certified RR *** FISMA & OMB Memorandum M-07-16 ***

Attention DHI Board of Directors, Corporate Counsel, and Federal Agents,

As a DHI stockholder, under SEC Rule 14a-8, I submit the following facts and Proposal for DHI's forthcoming 2012 shareholder meeting. Note that I have owned the sufficient number of shares for at least two years to submit this Proposal for publication in DHI's forthcoming Annual Report. Note that if the SEC does not compel DHI to publish, this will make the Madoff debacle seem minor. This DHI scandal has been 'gift wrapped and packaged' far better than Harry Markopoulos' expose of Bernie Madoff.

Mr. Montano- You will print the following 490 words in the forthcoming 10k:

PROPOSAL FOR ACTION

On July 1, 2009 the DOJ, HUD and SEC deferred prosecution against Beazer Homes which admitted to several fraudulent mortgage origination and accounting practices. BZH agreed to provide $50 million in restitution for consumers in and around North Carolina. Some of Beazer's mortgage fraud included interest rate manipulation, inflating home base prices to cover incentives, and lack of due diligence when completing stated income loans.

There is concrete evidence that DHI has engaged in even more egregious fraud but on a much larger nationwide scale. Under the Freedom of Information Act, hundreds of consumer complaints are available from the FTC and HUD regarding DHI's fraudulent nationwide mortgage origination in over 23 states. In Virginia's federal circuit, HUD submitted nearly 7700 administrative records showing that DHI and other builders violated RESPA laws [08-cv-01324]. In Georgia, the Yeatman class action alleges similar RESPA violations specific to DHI, [07-cv-81]. At DHI Virginia's Rippon

Landing development, the FBI discovered appraisal fraud to artificially boost home sales. The Southern California Wilson class action alleged extortive antitrust tying of DHI's mortgage services to home sales [08-cv-592]. Dozens of others have also claimed the same: Betsinger (NV A503121, A50510), Bevers (09-cv-2015), Dodson (A07-ca-230), Moreno (08-cv-845), Missud (07-2625-SBA). Scores of cases have been filed in state and federal courts all alleging similar DHI Mortgage fraud, deceptive trade, and antitrust violations. Publicly posted web sites also corroborate these findings with hundreds of consumer complaints dealing with DHI's fraudulent mortgage originations and illegal tying of DHI Mortgage's services to home sales, not to mention rampant construction defects.

The "consumeraffairs" website is already a top search result when merely searching for "D R Horton." Dozens of other consumer protections sites similarly and independently report the same recounts of fraudulent DHI mortgage origination. The last J D Power new home builder origination study rated DHI Mortgage with only 679 points out of 1000. The ranking was slightly better than Countrywide, one of DHI's "preferred lenders," and Ryland, two companies already found involved in rampant nationwide predatory lending and mortgage fraud.

Compounding these findings is that as early as June 2007, Chairman Horton and CEO Tomnitz each personally acknowledged receipt for summons and complaints, wherein their participation in predatory lending was exhaustively detailed http://www.donaldtomnitzisacrook.info/Demand_on_Board.html . CEO Tomnitz still materially misleads investors in claiming that DHI Mortgage "does an excellent job underwriting mortgages and the related risk associated with it..." [End 2d Qtr 2009 Earnings Conference Call]. However, the truth is that at that time, all four of DHIM's Arizona offices were found originating significantly defective loans which have already cost taxpayers $2.5 million. All 20 of the audited loans were either in foreclosure or in serious financial distress requiring taxpayer bail-outs:
http://www.hud.gov/offices/oig/reports/files/ig1091009.pdf and
http://www.liuna.org/Portals/0/docs/PressReleases/Report%20-%20Cruel%20Hope.pdf

Resolved: That DHI audit its subsidiary DHI Mortgage for compliance with ***all*** federal and state laws, and that the Board confirms ***for the record*** that DHI Mortgage conforms to the requirements contained within its own corporate governance documents.

Cordially,

/S/ Patrick Missud

Patrick Missud, shareholder.
Encl.

Page 37 redacted for the following reason:
- -
*** FISMA & OMB Memorandum M-07-16 ***



July 19, 2013

VIA OVERNIGHT MAIL

Patrick Missud
91 San Juan Avenue
San Francisco, California 94112

Dear Mr. Missud:

I am writing on behalf of D.R. Horton, Inc. *(the "Company")*, which received on July 10, 2013, your stockholder proposal submitted pursuant to Securities and Exchange Commission *("SEC")* Rule 14a-8 for inclusion in the proxy statement for the Company's 2014 Annual Meeting of Stockholders *(the "Proposal")*.

The Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that stockholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the stockholder proposal was submitted. The Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received adequate proof that you have satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company. Specifically, you submitted your May 2013 brokerage account statement purporting to establish your ownership of Company shares. However, this statement is insufficient because, as explained by Staff Legal Bulletin No. 14, "monthly, quarterly or other periodic investment statements [do not] demonstrate sufficiently continuous ownership of the securities" for purposes of Rule 14a-8(b).

To remedy this defect, you must submit sufficient proof of your continuous ownership of the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted to the Company (July 10, 2013). As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (July 10, 2013); or

(2) if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your

ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the requisite number of Company shares for the one-year period.

If you intend to demonstrate ownership by submitting a written statement from the "record" holder of your shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether your broker or bank is a DTC participant by asking your broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. In these situations, stockholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If your broker or bank is a DTC participant, then you need to submit a written statement from your broker or bank verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (July 10, 2013).

(2) If your broker or bank is not a DTC participant, then you need to submit proof of ownership from the DTC participant through which the shares are held verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (July 10, 2013). You should be able to find out the identity of the DTC participant by asking your broker or bank. If your broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through your account statements, because the clearing broker identified on your account statements will generally be a DTC participant. If the DTC participant that holds your shares is not able to confirm your individual holdings but is able to confirm the holdings of your broker or bank, then you need to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including the date the Proposal was submitted (July 10, 2013), the requisite number of Company shares were continuously held: (i) one from your broker or bank confirming your ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

In addition, under Rule 14a-8(b), a stockholder must provide the company with a written statement that he or she intends to continue to hold the requisite number of shares through the date of the stockholders' meeting at which the proposal will be voted on by the stockholders. In order to correct this procedural defect, you must submit a written statement that you intend to continue holding the requisite number of Company shares through the date of the Company's 2014 Annual Meeting of Stockholders.

Finally, pursuant to your printing instructions addressed to me in the cover letter accompanying the Proposal, I understand that your Proposal consists of the "22 words" set forth under the heading "Proposal for Action." If this is incorrect, please clarify what you intend to be your Proposal. If you intend for Section II of your cover letter to be part of your Proposal to be printed in the Company's proxy statement, please note that Rule 14a-8(d) of the Exchange Act requires that any stockholder proposal, including any accompanying supporting statement, not exceed 500 words. If your Proposal includes both Section II and the text set forth under the heading "Proposal for Action," your Proposal exceeds 500 words. To remedy this defect, you must revise the Proposal so that it does not exceed 500 words.

The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at D.R. Horton Tower, 301 Commerce Street, Suite 500, Fort Worth, TX 76102, or electronically to me at tbmontano@drhorton.com.

For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,

D.R. Horton, Inc.



Thomas B. Montano
Vice President – Corporate & Securities Counsel

Enclosures

U:\JTEWALT\AnnMtg\Stockholder Proposals\2014 Annual Meeting (YE 9-30-2013)\Missud - Deficiency Letter 13Jul18.docx

From: pat missud [mailto:missudpat@yahoo.com]
Sent: Thursday, August 08, 2013 11:30 AM
To: tbmontano@drhorton.com; Ising, Elizabeth A.; abaker@star-telegram.com; maxbaker@star-telegram.com; bcase@dallasnews.com; wcaswell@austin.rr.com; mdeller@star-telegram.com; mschnurman@star-telegram.com; feedback@mysanantonio.com; msmith@wfaa.com; mgreenblatt@khou.com; listens@kvue.com; bmylar@ksat.com; mhurst@kens5.com; tellis@dallasnews.com; sdean@click2houston.com; austinnews@kxan.com; mmoritz@ksat.com; jrogalski@khou.com; stevebrown@dallasnews.com; jconger@kens5.com; news@kabb.com; snishimura@star-telegram.com; investigate@dallasnews.com; news@kwtx.com; begerton@dallasnews.com; news36@kxan.com; newsroom@star-telegram.com; dsears@ksat.com; assignments@khou.com; news@kvue.com; lcampbell@star-telegram.com
Cc: "brian wargo"; 5newsdesk@kvvu.com; "ed vogal"; gramalho@kvbc.com; kbencze@ktnv.com; 8onyourside@klastv.com; hsmith@reviewjournal.com; producers@ktvn.com; desk@ktnv.com; apacker@reviewjournal.com; jedwards@reviewjournal.com; jgreene@kvbc.com; mlayton@klastv.com; adhopkins@reviewjournal.com; news@krnv.com; kelley@lasvegassun.com; rcomings@klastv.com; khoward@reviewjournal.com; mhiesiger@reviewjournal.com; kmovesian@ktnv.com; "v miller"; newsdesk@klastv.com; cy@lasvegassun.com; Patrick.Coolican@lasvegassun.com; richard.serrano@lasvegassun.com; cgeer@reviewjournal.com; bhaynes@reviewjournal.com; fgeary@reviewjournal.com; dkihara@reviewjournal.com; toreiley@reviewjournal.com; dmcmurdo@reviewjournal.com; fmccabe@reviewjournal.com; lmower@reviewjournal.com
Subject: Fw: Recent Development$ in RICO Writ 12-9412

Good morning Mr. Montano and Ms. Ising-

Can you please tell Donald$ Horton and Tomnitz that I'm still trying to get John $tumpf to rat them out a$ co-conspiring racketeer$ in the Mortgage Meltdown, and who contributed mightily to the near destruction of America's economy?

Thank$ in advance,
Pa ck
FI, QTR, PAG

----- Forwarded Message -----
From: pat missud <missudpat@yahoo.com>
To: "meritsbriefs@supremecourt.gov" <meritsbriefs@supremecourt.gov>; "WHApdf@cand.uscourts.gov" <WHApdf@cand.uscourts.gov>; "EMCpdf@cand.uscourts.gov" <EMCpdf@cand.uscourts.gov>; "SBApdf@cand.uscourts.gov" <SBApdf@cand.uscourts.gov>; "JCSpdf@cand.uscourts.gov" <JCSpdf@cand.uscourts.gov>; "DMRpdf@cand.uscourts.gov" <DMRpdf@cand.uscourts.gov>; "PJHpdf@cand.uscourts.gov" <PJHpdf@cand.uscourts.gov>; "richardfine@richardfinelaw.com" <richardfine@richardfinelaw.com>; "san.francisco@ic.fbi.gov" <san.francisco@ic.fbi.gov>; "AskDOJ@usdoj.gov" <AskDOJ@usdoj.gov>; "annie.reding@usdoj.gov" <annie.reding@usdoj.gov>; "bonny.wong@usdoj.gov" <bonny.wong@usdoj.gov>; "Attorney.General@state.mn.us" <Attorney.General@state.mn.us>; "duncan.carling@sfgov.org" <duncan.carling@sfgov.org>; "dorothy.silver@sfgov.org" <dorothy.silver@sfgov.org>; "cityattorney@sfgov.org" <cityattorney@sfgov.org>; "troy.overton@doj.ca.gov" <troy.overton@doj.ca.gov>; "joan.randolph@doj.ca.gov" <joan.randolph@doj.ca.gov>; "First.District@jud.ca.gov" <First.District@jud.ca.gov>; "Imelda.Santos@jud.ca.gov" <Imelda.Santos@jud.ca.gov>; "stacy.wheeler@jud.ca.gov" <stacy.wheeler@jud.ca.gov>; "mery.chang@jud.ca.gov" <mery.chang@jud.ca.gov>; "beth.robbins@jud.ca.gov" <beth.robbins@jud.ca.gov>; "Evelyn.Ho@jud.ca.gov" <Evelyn.Ho@jud.ca.gov>; "info@judicialwatch.org" <info@judicialwatch.org>; "HALT@HALT.org" <HALT@HALT.org>; "admin@consumerwatchdog.org" <admin@consumerwatchdog.org>; "info@fairarbitrationnow.org" <info@fairarbitrationnow.org>; "editor@consumer-action.org" <editor@consumer-action.org>; "texaswatch@texaswatch.org" <texaswatch@texaswatch.org>; "nseats@aol.com" <nseats@aol.com>; "azieve@citizen.org" <azieve@citizen.org>; "darkush@citizen.org" <darkush@citizen.org>; "afleming@citizen.org" <afleming@citizen.org>; "info@unpac.org" <info@unpac.org>; "jahmad@sbcglobal.net" <jahmad@sbcglobal.net>
Cc: "foiapa@sec.gov" <foiapa@sec.gov>; "hallr@sec.gov" <hallr@sec.gov>; "LivorneseJ@SEC.GOV" <LivorneseJ@SEC.GOV>; "oig@sec.gov" <oig@sec.gov>; "sanfrancisco@sec.gov" <sanfrancisco@sec.gov>; "dfw@sec.gov" <dfw@sec.gov>; "greener@sec.gov" <greener@sec.gov>; "annie.reding@usdoj.gov" <annie.reding@usdoj.gov>; "bonny.wong@usdoj.gov" <bonny.wong@usdoj.gov>; "dennis.barghaan@usdoj.gov" <dennis.barghaan@usdoj.gov>; "Melanie.Proctor@usdoj.gov" <Melanie.Proctor@usdoj.gov>; "John.G.Stumpf@wellsfargo.com" <John.G.Stumpf@wellsfargo.com>; "mike.heid@wellsfargo.com" <mike.heid@wellsfargo.com>; "jerald.banwart@wellsfargo.com" <jerald.banwart@wellsfargo.com>; "mary.coffin@wellsfargo.com" <mary.coffin@wellsfargo.com>; "sharon.cecil@wellsfargo.com" <sharon.cecil@wellsfargo.com>; "todd.m.boothroyd@wellsfargo.com" <todd.m.boothroyd@wellsfargo.com>; "BoardCommunications@wellsfargo.com" <BoardCommunications@wellsfargo.com>; "Richard.D.Levy@wellsfargo.com" <Richard.D.Levy@wellsfargo.com>; "james.strother@wellsfargo.com" <james.strother@wellsfargo.com>; "raymond.m.lynch@wellsfargo.com" <raymond.m.lynch@wellsfargo.com>; "eric.mcluen2@wellsfargo.com" <eric.mcluen2@wellsfargo.com>
Sent: Thursday, August 8, 2013 8:23 AM
Subject: Re: Recent Development$ in RICO Writ 12-9412

Good morning $EC Agents, John $tumpf, Media, Bill, and way too-many corrupt judge$-

Media-

Find attached more dodging by Well$ Fargo, D.R. Horton'$ [DHI] partner in multi-billion-dollar crime. WF doe$n't want to produce a letter saying that I've owned over $2000 of DHI stock for over 4 years, but in$tead claim$ that the $imple letter is overbroad, would impose an undue burden, and might divulge confidential information. Well$-Fargo then notifie$ me that perhaps we can arrange "a mutually beneficial solution" to bury their multi-billion-dollar fraud on the U.S. Government; and finally warn me they might levy fees under the FRCP so that I go away and their racketeering can be concealed.

$EC Agents-

Your Staff Legal Bulletin 14F isn't working. I've already asked Johnny $tumpf and his attorneys nicely, and even subpoenaed them multiple times for the basic document you require. It almost eem a$ if the $EC erected a barrier to conceal multi-billion-dollar Fortune-500 crime$, multi-TRILLION-dollar fraud on the U.S. Government [2008 Mortgage Meltdown], and consumer predation by the *Citizen$-United*?

Johnny $tumpf-

I'm asking you nicely- yet again. Please see the attached and fulfill the Subpoena's request for proof of my sufficient share ownership regarding my current $EC 14(A)-8 Proposal for Action.

Bill-

Tell the Fab-Five Muther Fukerz that its probably up to them because $tumpf does$n't want to go to pri$on. They should sign the blank AO-88 subpoena and serve it on John $tumpf, or his battery of attorneys, so that they can Produce the document that the $EC need$. After Production: $calia can 'out' the $EC as corporate-bought; Alito can prove that District judge Ryu wa$ bought by D.R. Horton Inc.; Robert$ can admit that Circuit judge$ Gould, Clifton, and Bybee were bought to cover-up for Ryu; Kennedy can admit that *Citizen$-United* was a really bad decision that allow$ corporation$ to buy ju$tice; and Thoma$ can grant Review of Writ 12-9412 which is in Conference on September 30th, and proves that D.R. Horton Inc. and preferred predatory lender John $tumpf targeted thousands of Nevadans for financial predation, and 'juiced' Nevada'$ $upreme Court to ignore the fleecing$ which caused Nevada to become the world's foreclosure capitol.

Thanks much,
Pa ck
FI, QTR, PAG

WELLS FARGO

Wells Fargo Bank, N.A.
Subpoena Processing Chandler
PO Box 29728 S3928-020
Phoenix, AZ 85038
480-724-2000

July 29, 2013

PATRICK MISSUD
PATRICK MISSUD
91 SAN JUAN AVE
SAN FRANCISCO, CA 94112

Case #: C12161DMR
Bank Reference #: 6880118

Dear PATRICK MISSUD

The subpoena referenced above was received on 7/24/2013, and assigned to me for response.

Pursuant to Rule 45(c)(2)(B) of the Federal Rules of Civil Procedure, Wells Fargo objects to production, inspection or copying of these documents on the grounds that the scope to the subpoena is overly broad and imposes an undue burden on Wells Fargo. In addition, any responsive documents may contain confidential and/or proprietary information.

Wells Fargo is unable to produce the documents requested by 7/26/2013 . Wells Fargo is willing to discuss a mutually satisfactory solution to this problem but felt it necessary to preserve its right in the event that this issue cannot be otherwise mutually resolved.

Please also be advised that Wells Fargo exercises its right to reimbursement under the Federal Rules of Civil Procedure.

If you have questions, please call us at 480-724-2000.

Sincerely,



Subpoena Department
Legal Order Processing

WELLS FARGO BANK, N.A.
COMPLEX SUBPOENA TEAM
45 FREMONT STREET, 26TH FLOOR
MAC A0194-268
SAN FRANCISCO, CA 94105

August 2, 2013

Patrick Missud
91 San Juan Avenue
San Francisco, CA 94112

RE: Patrick Missud v. SEC Mary Shapiro, D.R. Horton Inc.
Case no. C:12-161-DMR

Dear Mr. Missud:

We are in receipt of the attached subpoena dated July 22, 2013. Our research indicates the matter bearing this case number was dismissed on July 17, 2012. As such, the subpoena is ineffective to compel the production of documents and no further response will be forthcoming.

Very truly yours,

Complex Subpoena Team

Encls

6880118

AO 88B (Rev. 06/09) Subpoena to Produce Documents, Information, or Objects or to Permit Inspection of Premises in a Civil Action

UNITED STATES DISTRICT COURT

for the

Northern District of California

07-29-13 P01:01 IN

PATRICK MISSUD
Plaintiff
v.
SEC, MARY SCHAPIRO, D.R. HORTON INC.
Defendant

Civil Action No. C:12-161-DMR

(If the action is pending in another district, state where: SCOTUS Writs 12-8191, 12-9412)

SUBPOENA TO PRODUCE DOCUMENTS, INFORMATION, OR OBJECTS OR TO PERMIT INSPECTION OF PREMISES IN A CIVIL ACTION

To: JOHN STUMPF, CEO WELLS FARGO BANK

☑ *Production:* **YOU ARE COMMANDED** to produce at the time, date, and place set forth below the following documents, electronically stored information, or objects, and permit their inspection, copying, testing, or sampling of the material: "WRITTEN STATEMENT" PER D.R. HORTON'S JULY 19, 2013 LETTER PAGE 2, PARAGRAPH 1; COPY OF WHICH IS ENCLOSED AND REGISTERED IN RICO ACTION C:12-161-DMR ON THIS DATE. ALSO SEE ENCLOSED "ATTACHMENT TO A0-88"

Place: D.R. Horton Tower, 301 Commerce St, Ste. 500, Fort Worth TX, 76102; and SEC, 100 F St. N.E., Washington DC, 20549-0213	Date and Time: 07/26/2013 9:00 am

☐ *Inspection of Premises:* **YOU ARE COMMANDED** to permit entry onto the designated premises, land, or other property possessed or controlled by you at the time, date, and location set forth below, so that the requesting party may inspect, measure, survey, photograph, test, or sample the property or any designated object or operation on it.

Place:	Date and Time:

The provisions of Fed. R. Civ. P. 45(c), relating to your protection as a person subject to a subpoena, and Rule 45 (d) and (e), relating to your duty to respond to this subpoena and the potential consequences of not doing so, are attached.

Date: 07/22/2013

CLERK OF COURT

Signature of Clerk or Deputy Clerk

OR

[signature] ; 18 USC 1513

Attorney's signature

The name, address, e-mail, and telephone number of the attorney representing *(name of party)* PATRICK MISSUD, who issues or requests this subpoena, are:

91 SAN JUAN AVE, SF CA 94112, missudpat@yahoo.com, 415-845-5540

No. 12-9412

IN THE SUPREME COURT OF THE UNITED STATES

PATRICK A MISSUD
Petitioner
vs.
D. R. HORTON INC., DHI MORTGAGE, ET AL.
Respondents

ON PETITION FOR A WRIT FOR CERTIORARI TO AND REGARDING NEVADA SUPREME COURT APPEAL A60563

PETITION FOR WRIT FOR CERTIORARI

Patrick Missud
91 San Juan Ave
San Francisco, CA, 94112
415-845-5540 phone
415-584-7251 fax
missudpat@yahoo.com
Pro-Se Attorney;
18 USC§1513 Federal Informant; and
Cal. CCP§1021.5 Private Attorney General.

QUESTIONS PRESENTED

1. Is it proper for the Nevada Supreme Court [NSC] to close an appeal before ruling on a timely, properly-filed Motion identifying six ways in which the issue presented was indeed appealable contrary to their prior ruling dismissing the appeal based on "non-reviewability?"
2. Is it appropriate for Nevada's highest court to ignore over 5000 records already registered in the lower court and a related appeal which prove to criminal standards that one of Nevada's corporate citizens: financially preys on Nevada's real flesh-and-blood citizens by forcing them into predatory loans; and then commits bank fraud when those federally-backed, mischaracterized high-risk loans default after sold to Freddie Mac, and Fannie Mae?
3. Is it wise that the NSC promulgates rules and manages Nevada's Foreclosure Mediation Program, when it's already on record concealing predatory lending and bank fraud which made Nevada the foreclosure capitol of America?
4. Is it sage that Nevada's Supreme Court is in charge of Nevada's Foreclosure Mediation Program, when considering its violations of NRAP 3A(b), 8, & 10; Judicial Canon 2.3; NRS 1.235 & 41.660; and state and federal due process, equal protections, fairness, court access, and privileges and immune-ities to name but a few, to favor $9,000,000,000 D.R. Horton Inc. and affiliate DHI Mortgage, its fully-owned predatory loan originator?

5. Is it correct that Nevada's Supreme Court, which makes decisions impacting 2,600,000 Nevadans, favor$ D.R. Horton Inc. in every case, and at every turn, despite the concrete proof in FTC, HUD, FBI, and SEC records that the Fortune-500 company already targeted over 80 Nevada families for financial fraud and predatory loans as specifically pled to FRCP Rule 9 standards per the records already permanently and publicly filed in: Nevada appeals A56502, A60563; Ninth District 10-cv-235-SI, 11-cv-3567-EMC, 12-cv-161-DMR; Ninth Circuit 12-15658, 12-16602; this very U.S. Supreme Court which already "Denied Review" of 12-8191; will conference to consider Writ 12-10006; is hereby Petitioned to review this Writ; and will also be Petitioned to review 12-15658 & -17622, both also relating to Fortune-500 DHI's 27-state, 18 USC §201 Corruption and §1962 Racketeering?

LIST OF PARTIES

All parties do not appear in the caption of the case on the cover page. Underlying appeal A60563 spawned a dozen other directly or tangentially related actions. These are detailed below and supported with documents already permanently registered in respective courts and dockets. The abridged list of Defendants-Respondents to the proceeding in the court whose judgment is the subject of this petition is as follows: Clark County Nevada A551662- Nevada Division of Mortgage Lending Deputy Commissioner Susan

Eckhardt, Discovery Commissioner Bonnie Bulla, Presiding Judge Elizabeth Gonzalez; Nevada Supreme Court A56502, A60563- Justices Saitta, Hardesty, Gibbons, Douglas, Pickering, Parraguire, Cherry; San Francisco Superior Court CPF-10-510876- Judges Giorgi, Alvarado, Kahn; California First District Court of Appeal Division III A-131566, 135015, 135531- Justices Jenkins, Pollak, McGuiness; California Supreme Court S198352, S205522- Chief Justice Cantil-Sakauye and the remaining En Banc Court; 9th District C:07-2625, 10-235, 11-3567, 12-161, 12-3117, 12-5468- Judges Armstrong, Illston, Chen, Ryu, Alsup; 9th Circuit 12-15371, 12-15658, 12-16602, 12-17622, 13-15357- Justices Wardlaw, Reinhardt, Bea, Gould, Clifton, Bybee, Thomas, Murguia, Leavy, Graber, Pregerson, Trott, Paez, & Kozinski.

RULE 29.6 CORPORATE DISCLOSURE STATEMENT AND CERTIFICATE OF INTERESTED ENTITIES

"D.R. Horton Inc." [DHI] and its fully owned subsidiary, affiliated-lender, and ultra-ego "DHI Mortgage Ltd." are a unitary NYSE publicly traded corporation with $9,000,000,000+/- tied up in 321+/- million shares of stock [6-2013 capitalization]. Just like with the now defunct Enron Corporation, once the public learns of DHI's unauthorized ultra-vires acts including Sherman and Clayton Act antitrust and RESPA, TILA and EOCA violations; consumer extortion; predatory lending; and Mortgage and

Bank Fraud to name but a few crimes, all shareholder equity will be lost. Further, thousands of additional consumers in 27 states will have succumbed to the DHI's continuing financial predation, with each additional loan illegally bundled with a home sale.

As such, 27 states' Departments of Justice, Washington D.C.'s Public Corruption Unit, Federal Bureau of Investigation, Judicial Watch, Public Citizen, ACLU, consumer protection agencies, DHI shareholders, former DHI victims, 314 million potential US citizens who might become DHI's next targets, Freddie Mac, Fannie Mae, HUD, NLRB, every taxpayer who subsidizes DHI's predatory defaulting loans, *and who've already provided $700 Billion in TARP funds*, are interested parties to this Petition for Certiorari and Immediate Injunctive Relief to prevent Nevada's $upreme Court from i$$uing any further corrupt, *Citizen$-United,* corporate-favoring rulings in that state.

TABLE OF CONTENTS

INDEX OF APPENDICES

All the orders, rulings, transcripts and other evidence listed below are also registered in PACER, in racketeering case C:11-3567 #165. They're also cross-referenced in a variety of other cases and dockets. For instance, transcripts in support of "105 Ways of Proving Bi-State Corporate Corruption of Nevada and California's Judiciaries" are also filed in -3567 #'s 80,81,86. Other transcripts for hearings held in Clark County Nevada and San Francisco are forever dedicated in C:12-161 #85; related 9th Circuit 12-16602; and SCOTUS Writ 12-8191 which details how virtually any Fortune-500 Corporation or regulated entity can buy the $EC to ignore RICO or Madoff-style Ponzi $cheme$.

Cross registration in multiple PACER cases, and dissemination to syndicated media and state and federal A.G.'s, was required because some state (and even federal) courts don't provide complete public access to all Documents. Therefore Documents filed in state cases and appeals were also concurrently registered in PACER to provide complete government and judicial transparency.

As an example of how the 9th District Court "internally" loses an 18 USC §201 official/judicial corruption case and "mistakenly" re-opens it as an "insurance" claim so that no one can find it, plea$e $ee former case 12-cv-5306-EDL, -which was then shanghaied and assigned 12-mc-80246-WHA, -which was then re-re-assigned 12-cv-5468-EMC, and quickly di$mi$$ed because it proved judicial

corruption to criminal standards [5468, #'s 6,11,70]. Former judge$ turned incarcerated felon$ Conahan and Ciavarella look like choir boy$ compared to this bunch of misfit$.

Now through PACER, 314 million Americans also have access to the very same documents that this Court will consider if GRANTING Petition for Review regarding any of the dozen inter-related cases and appeals, from two states, and which are filed in eight jurisdictions for maximum effect, exposure, transparency, and outing of the judiciary.

As a prelude, the N$C is ranked as the Country's 8th most beholden state supreme court which owes favors to the *Citizen$-United* corporate special interests which bankroll judicial election$: http://www.lvrj.com/news/nevada-ranks-8th-in-supreme-court-election-fundraising-100747864.html .

If this $ituation sounds a lot like *Caperton v. A.T. Massey Coal Company*, that's because it's pretty much the same. DHI bought Presiding Judge Gonzalez and the N$C to get favorable rulings in the exact same way that Massey bought Appellate Judge Benjamin to reverse a non-biased, neutral jury's $50 million verdict. However, the difference is that DHI will lose Billion$ if ever word get$ out that it practiced predatory lending throughout Nevada *and the nation* for at least a decade: http://www.scotusblog.com/case-files/cases/caperton-v-a-t-massey-coal-company-inc-et-al/ .

If this corporate corruption of government sounds familiar, that's because it's just like what the minority feared of in *Citizens-United v. FEC.* The 4 progressives warned the 5 con$ervative$ that money has a corro$ive effect on the three branches of government. Corporations headed by the likes of the Kochs, -Heritage Foundation founders and friends to Clarence Thomas and Antonin Scalia, nearly bought the Presidency and already bought Nevada's (and California's, and 9th District & Circuit) court$: http://www.scotusblog.com/case-files/cases/citizens-united-v-federal-election-commission/

Now let$ $ee what else corporate money buy$ the$e day$.....

APPENDIX A1 reproduces the first of many N$C order$, which are also publicly docketed at: http://caseinfo.nvsupremecourt.us/public/caseView.do?csIID=28728 [appeal A60563] and related http://caseinfo.nvsupremecourt.us/public/caseView.do?csIID=21950 [appeal A56502]. The July 25, 2012 Order states that the appealed issue is "unauthorized" by NRAP 3A(b) [60563 docket #12-23369]. That was convenient since the N$C didn't have to review the 5000 records already registered in the lower court, and which included over 600 FRE-803 hearsay-exempt federal records proving corporate-judicial racketeering, all of which they already ignored in prior-related appeal A56502.

APPENDIX A2 is Missud's July 30, 2012 Request for Reconsideration. Therein he lists the 6 ways in

which the *issue is indeed appealable* under NRAP 3A(b)- the N$C's very own cited law [#12-24032]. Why would the N$C's magnificent $even fraudulently claim non-reviewability?

APPENDIX A3 is the N$C's October 31, 2012 order denying rehearing based on NRAP 40(c). "It is so ORDERED" -without explanation from the three high court justices who have Bachelors in Arts degrees, know how to read, but apparently don't like to write [#12-34394].

APPENDIX A4 is Missud's November 15, 2012 humble Request for Clarification [#12-36340]. Therein he set-up the N$C which is responsible for making decisions on behalf of 2.6 million citizens. He sent that pleading by federally-tracked mail *** FISMA & OMB Memorandum M-07-16 *** since Nevada's high court is renowned for "juicing" and illegally favoring *Citizen$-United* corporate special intere$t$: http://articles.latimes.com/2006/jun/08/nation/na-vegas8 . Missud had to track that pleading because he already experienced 'juicing' before Discovery Commissioner Bulla and Presiding Judge Gonzalez who were both caught lying on the record about not receiving assorted pleading$ proving DHI's interstate, economy-crushing crimes. More below.

APPENDIX A5 contains two documents.

On December 5, 2012, and despite the fact that the motion was properly and timely filed on the docket, the N$C ignored it and quickly issued its remittitur thereby closing the case [#12-37168].

Nine day$ later on December 14th, the N$C refused to register a document proving their own 18 USC §201 judicial corruption to criminal standards [#12-39542].

APPENDIX A6 is the document which the N$C refused to register. It contains notice that the court'$ failure to properly rule on the pending motion would result in this Petition directly to the U.S. Supreme Court...

Missud herein Petitions the N$C's incomplete and clearly corrupt ruling to this U.S. Supreme Court per his right under 28 USC§1257(a). Now let's get into some of the official, non-hearsay, self-authenticating records that the N$C already twice-ignored, and which this US Supreme Court must now acknowledge (if granting this Petition).......

APPENDIX B is Nevada Division of Mortgage Lending [NDML] Commissioner Susan Eckhardt's self-authenticating June 1, 2006 letter printed on official state letterhead. She feigns not having regulatory jurisdiction over $11 Billion DHI's [2006 capitalization] mortgage origination licenses even though she issued them! She ay that the multi-billion dollar corporation can't be investigated by her NDML. Now why would $he $ay that? In any event, after two meetings with NV's AG, Missud managed to get Eckhardt fired in ju$t 26 day$. Interesting huh?

APPENDIX C (Parts 1&2) is the June 2, 2010 transcript of a discovery hearing held before Clark County's Commissioner Bulla. DHI is upset that

Missud exposed their interstate financial predation of the nation's consumers in a scheme which is now commonly known as the "Mortgage Meltdown." Missud tells Bulla that DHI is the Country's worst predatory loan originator, and that to ignore all the concrete facts would further its 27-state financial evisceration of untold more families. For $ome unknown rea$on, Bulla denied receiving Missud's pleadings and evidence which were served by Wiznet registration, fax, email, confirmed priority mail directly to her chambers, and even attached to DHI's own reply papers which she had on her desk. Now why would $he $ay that?

APPENDIX D is the July 13, 2010 transcript of the re-scheduled hearing held before Clark County's Presiding Judge Elizabeth Gonzalez. Betsy is Clark County's top judge who enforces laws for 90% of Nevada's citizenry. On the 13th, she heard all about $11 Billion DHI's propensities for bait-and-switch mortgage terms once targeted consumers were bound to home purchase contracts. Betsy got 190 pages of FTC records which evinced DHI's 44 frauds in 20 different states. She knew that families across America were all shouting that after thousands were deposited into escrow, DHI would change loan terms to high-interest or sub-prime to extort extra profits in loan-origination, and mortgage re-sale$. Betsy ended that 25-minute hearing by gleefully reminding San Francisco's Missud to return for the 2nd hearing, the very next week on the same day he had coordinated the 1st in

an attempt to keep his own travel costs low and for judicial efficiency. Gonzalez actually went out of her way to split the 2 hearings, moving the 1st up by a week, to unnecessarily double Missud's effort and 600-mile interstate travel fees. Now why would $he do that?
APPENDIX E (Parts 1-3) is the July 20, 2010 transcript of that 2nd hearing before a gleeful Betsy. At page 2:15 she emphatically states that she already ruled on Missud's NRS 41.660, Nevada's version of California's Private Attorney General Statute under which private citizens assert public rights by exposing such things as corporate crimes against the masses, and judicial corruption targeting ordinary, non-corporate citizens. Missud has time and again scoured Nevada's public records and can't find that order which Betsy claims exists. Such an order would support Gonzalez' contention that Missud didn't provide a public benefit by exposing DHI's inter-state predatory loan origination as proven by two HUD audit reports that she had before her in evidence the week before. Now recall that per FRE 803(7)- absence of a record normally kept in the ordinary course of business is proof-positive that it doesn't exist. Now why would Bet$y lie like that?

For the next 70 pages, DHI and Betsy take issue with Missud's websites. They don't like that they can't control discovery outside of court. They can't $tand that their racketeering scheme is being unraveled like the layers from an onion. Starting

at page 74, Missud explains that DHI's 27-state RICO had to be exposed, and judicial assistance promoting the same had to stop. At 2:09PM, Missud returned from searching his emails to nail down the date on which he knew with certainty that DHI was colluding with Gonzalez to further victimize Nevadans with major financial fraud. At page 93 Missud recorded provisions of the federal safe harbor statute, used by informants who notify government about corporate crimes. One would think that such dictation would furl Betsy's brow, but that wasn't the case. $he instead $aid that trying to get DHI employees to turn federal informant, and provide inside evidence, was "threatening" behavior. At page 101, Missud speaks plainly:

> "that a 4th or 5th commissioner had been found with her hand in the cookie jar. I was concerned that the State of Nevada was doing everything it could to shut me down because it didn't want me to inform 2.5 million Nevadans that their property values are now decimated because for 5 years I'd been telling the Nevada Department of Mortgage Lending that predatory lending was rampant throughout their City and State."

Skipping to page 140:12, Missud does some more 'straight talking.' He schools Gonzalez about DHI's financial evisceration of her neighbors. He explains how DHI's competitors were already investigated and sanctioned for predatory lending, and that DHI's racketeering is far worse. Then at

142:3 he says "Having the money doesn't mean that you're right. Justice is not to be sold to the highest bidder." That's when Betsy'$ eye$ nearly rolled out of her head. As Phil Rizutto would have said- "It's all on video tape!" [Actually it's on the official court DVDs, copies of which Missud has for three hearings: 7-13&20-10, and 3-15-12].

The above transcript is a 162-page novella. The complete reading by state and federal authorities should get P.J. Betsy imprisoned for the rest of her life.

The following transcripts are detailed in the below "Statement of the Case," and were filed in C:11-3567 as docket #166.

APPENDIX F is the January 19, 2011 transcript before San Francisco Superior Court's judge Giorgi.

APPENDIX G is the March 23, 2011 transcript before SFSC judge Alvarado.

APPENDIX H is the April 13, 2011 transcript before SFSC judge Giorgi.

APPENDIX I is the June 30, 2011 transcript before SFSC judge Giorgi.

APPENDIX J is the March 15, 2012 transcript before Clark County's Presiding Judge Gonzalez.

APPENDIX K is the March 19, 2012 transcript before SFSC judge Kahn.

APPENDIX L is the April 25, 2012 transcript before SFSC judge Kahn.

APPENDIX M is the June 4, 2012 transcript before SFSC judge Kahn.

TABLE OF AUTHORITIES

xvi.

"An appeal may be taken from the following judgments and orders of a district court in a civil action: (1) A final judgment entered in an action or proceeding commenced in the court in which the judgment is rendered. (3) An order granting or refusing to grant an injunction or dissolving or refusing to dissolve an injunction. (5) An order dissolving or refusing to dissolve an attachment. (8) A special order entered after final judgment... (9) An interlocutory judgment, order, or decree in an action to redeem real or personal property from a mortgage or lien that determines the right to redeem and directs an accounting. (10) An inter-locutory judgment in an action for partition that determines the rights and interests of the respect-ive parties and directs a partition, sale or division." http://www.leg.state.nv.us/courtrules/NRAP.html x

Nevada's highest court which rules on behalf of 2,600,000 people, violated these 6 of 10 listed provision$ to favor $9 Billion D.R. Horton Inc.

OPINIONS BELOW

IN THE SUPREME COURT OF THE UNITED STATES PETITION FOR A WRIT FOR CERTIORARI, Petitioner respectfully prays that a writ of certiorari issue to review the judgment below.

The *partial opinions* and orders of Nevada's Supreme Court [N$C] appear in Appendix A to this Petition and are all unpublished: [Appeal A60563 Docket. #'s 12-23369 through 12-39542 at: http://caseinfo.nvsupremecourt.us/public/caseView.do?csIID=28728]. For instance, a Motion was properly filed before the N$C's Final Decision, but for $ome rea$on skipped over and not considered until this SCOTUS Writ was filed.[1]

Had Nevada's highest court acknowledged the substance of that Motion then it would have sua-sponte proven its own corporate-corruption and guaranteed life-long prison terms for it$ $even corrupt ju$tice$. *That's* the likely reason the Motion was first ignored and then dismissed.

Therefore, per Supreme Court Rule 11 and 28 USC §2101(e), Appellant-Informant Missud requests that this Court "deviate from normal appellate practice and immediately determine" the Questions Presented. The Nevada $upreme Court

[1] To render this very SCOTUS Writ moot, the NSC finally decided the last Motion; however, the NSC's SIX violations of NRAP 3A(b) *still need to be considered.* This Petition for Certiorari still needs to be GRANTED based on substantial nationwide significance.

put the U.S. Supreme Court on the hook to either GRANT or Deny this criminally-proven Petition.

JURISDICTION

This Court has 28 USC §1257(a) jurisdiction.

Dates upon which the Nevada Supreme Court decided the Appeal began on July 25, 2012 with its determination that it "lacks jurisdiction under NRAP 3A(b) over the appeal" [Appendix A1; #12-23369].

Motion for Rehearing was denied by the N$C on October 31, 2012, and well within the 90 days prescribed for Petitioning for Writ for Certiorari [Appendix A3; #12-34394].

The November 15, 2012 Request for Clarification is still undecided and pending decision [Appendix A4; #12-36340].

RELATION TO OTHER CASES, APPEALS, AND SCOTUS WRITS

This Petition is related to at least a dozen other respective state, District, Circuit, and U.S. Supreme Court: cases, appeals, and Petitions for Certiorari. The common issue among them all is *Citizen$-United* corporate corruption of judges who claim 'judicial immunity' when caught violating sacrosanct fundamental rights- the foundations of American Democracy for 314 million current citizens, said Democracy having survived for 228 years. This collection of inter-related actions are detailed below. The list of hereby judicially-noticed

cases and appeals, for which records are permanently and publicly registered for all eternity includes: NV: A551662, A56502, A60563; CA: CPF-10-510876, A131566, A135015, A135531, S198352, S205522, S207619; 9th District C: 07-2625-SBA, 08-592-BEN, 10-235-SI, 11-3567-EMC, 11-1856-PJH, 12-161-DMR, 12-3117-WHA, 12-5468-EMC; 9th Circuit 12-15371, 12-15658, 12-16602, 12-17622, 13-15357; SCOTUS Writs 12-7817, 12-8191, 12-9413, 12-10006; and forthcoming Petitions for Writ of Certiorari of 12-15658, 12-17622, -if and when those dispositive orders issue.

CONSTITUTION AND STATUTORY PROVISIONS INVOLVED

A. **1st Amendment**: "Congress shall make no law ... abridging ... the right of the people ... to petition the Government for a redress of grievances."

B. **14th Amendment**: The Due Process Clause prohibits state and local governments from depriving persons of ... property without certain steps being taken to ensure fairness. This clause has been used to make most of the Bill of Rights applicable to the states, as well as to recognize substantive and procedural rights. Its Equal Protection Clause requires each state to provide equal protection under the law to all people within its jurisdiction. Whether in federal or state court, where an individual is facing deprivation of ... property, procedural due process mandates that he or she is entitled to adequate notice, a hearing, and a neutral judge.

C. **18 USC§1513(e)**; Retaliating against Informants:
"Whoever knowingly, with the intent to retaliate, takes any action harmful to any person, including interference with the lawful employment or livelihood of any person, for providing to a law enforcement officer any truthful information relating to the commission or possible commission of any Federal offense, shall be fined under this title or imprisoned not more than 10 years, or both."

BASIC FUNDAMENTAL RIGHTS VIOLATED BY NEVADA'S SUPREME COURT- WHICH SIMILARLY VIOLATED OTHERS' RIGHTS

While Missud was redressing his grievance in Nevada, its Supreme Court unfairly deprived Missud of his Henderson home without proper civil procedures. As a Nevada homeowner the N$C failed to give Missud Equal Protection, but rather favored the special interests, DHI and Wells Fargo [WF], by ignoring pleadings, closing an appeal, and cancelling a motion hearing which would have saved his home from foreclosure.
http://caseinfo.nvsupremecourt.us/public/caseView.do?csIID=28728

While the Vieiras were redressing their grievance the N$C unfairly deprived them of their Reno home without proper civil procedures. As Nevada homeowners the N$C failed to give the Vieiras Equal Protection, but rather favored the special interests, including Wells Fargo, by ignoring their pleadings and WF admission that its own appraisal was inflated, closing their appeal, failing to reconsider a decision based on new evidence, and cancelling any hearings which would have saved their home from foreclosure.
http://caseinfo.nvsupremecourt.us/public/caseView.do?csIID=21460

The N$C allowed Missud's foreclosure to happen as 18 USC §1513(e) retaliation because Missud was exposing the N$C's pattern and

practice of participating in illegal foreclosures by assisting the *Citizen$-United* corporate special interests' 18 USC §1963 Racketeering and other nefarious activitie$.

Note that the N$C is in charge of Nevada's Foreclosure Mediation Program, and promulgates rules to facilitate foreclosures on behalf of *Citizen$-United* corporate special interests like Well$ Fargo: http://foreclosure.nevadajudiciary.us/

INTRODUCTION

This pleading contains hypertext-enabled web links to benefit third parties receiving it in electronic format. Law enforcement, syndicated media, consumer protection agencies, and untold numbers of U.S. citizens already received it, and are similarly considering the Questions Presented.

IFP status was requested *but denied* on April 15, 2013 to increase Informant Missud's costs of litigation. Petitioner Missud has been a Qui-Tam Relator, federal whistle blower, and California Private Attorney General for over 4 years [18USC §1513, CCP §1021.5]. In that time, the courts have purposefully increased his costs of litigation and otherwise made prosecuting all related cases and appeals very expensive in hopes of derailing exposure of judicial corruption. Missud hopes that this highest of courts agrees that he has "provided to law enforcement information relating to the commission of a federal offense;" truthfully informed federal authorities of crimes; that "a

significant benefit, ... has been conferred on the general public; ... [and that] the necessity and financial burden of private enforcement, are such as to make the [granting of IFP status] appropriate" [Id].

In addition, since December 21, 2012, $9 Billion DHI [2013 Cap], which originated at least 400 easily-discovered predatory loans throughout the nation -as corroborated by official, self authenticating, non-hearsay FTC and HUD records, has tried to execute a money judgment procured by bribing Nevada's Presiding Judge Gonzalez to ignore over 600 FRE-803 federal record$$$$.[2]

DEMAND FOR INJUNCTIVE RELIEF

Demand is hereby made on this U.S. Supreme Court to immediately relieve the Nevada Supreme Court of all its official duties on grounds of 18 USC §201 Official and Judicial Corruption, and court-registered, crystal-clear violations of state and federal laws.

Per Supreme Court Rule 10, SCOTUS has supervisory power over every other court in the nation including the N$C. The N$C doesn't even uphold the most basic fundamental rights of due process, fairness, court access, equal protections, or privileges and immunities. The N$C only supports 'juicing,' *Citizen$-United* deep pockets, and the money. The N$C has a pattern and practice of

[2] On May 28, 2013 SCOTUS increased Informant Missud's costs of litigating this Writ in hopes that he wouldn't spend the additional thousands of dollars required to conform to Rule 33.1.

violating state & federal laws to streamline foreclosures for the special intere$t$ and banks. Take judicial notice of all registered cases, appeals, and referenced exhibits listed supra and below.

STATEMENT OF THE CASE

This Petition for Certiorari seeks review of the N$C's (lack of) review of 5000 properly registered records in appeal A60563 which prove that the D.R. Horton Corporation practices anti-trust tying and targets consumers for financial fraud and predatory loans in 27 states. The N$C's decision in A60563 relates to appeal A56502 & Clark County case A551662. They're all based in the same evidence already registered in California's: CPF-10-510876, appeals A131566, 135531, and Supreme Court S198352; 9th District C:10-235, 11-3567, 12-161, and 12-3117; 9th Circuit appeals 12-15658, and 12-16602; and SCOTUS Writs 12-8191 & 12-10006, all of which were forwarded to federal authorities.

SCOTUS now needs to review the N$C's two-time affirmance of 18 USC §1513(e) retaliatory sanctions levied by Nevada's Presiding Judge in A551662 to favor DHI in her failed attempt at silencing federal whistle-blowing which continues to expose the corporation's: 27-state, multi-billion-dollar predatory lending and mortgage fraud; and rampant, bi-state, multi-jurisdictional court corruption to conceal the same. So that syndicated media and the nation's citizens can follow along, all these document$ are also publicly available at:

http://caseinfo.nvsupremecourt.us/public/caseView.do?csIID=28728 [A60563];
http://caseinfo.nvsupremecourt.us/public/caseView.do?csIID=21950 [A56502];
http://wiznet.wiznet.com/clarknv/pages/login.jsp [A551662];
http://www.sfsuperiorcourt.org/online-services [CPF-10-510876];
http://www.courts.ca.gov/1dca.htm [A131566, A135531];
http://www.courts.ca.gov/supremecourt.htm [S198352];
https://pacer.login.uscourts.gov/cgi-bin/login.pl?appurl=https://pcl.uscourts.gov/search [C:10-235, 11--1856, -3567, 12-161,-3117,-5468, ...];
http://www.ca9.uscourts.gov/ [12-15371, -15658, -16602, -17622, 13-15357];

Now- to get a very, very detailed picture, in observance of FRCP Rule 9 heightened pleading standards, and starting from the beginning....

Corruption Exposed Within Nevada's Divi$ion of Mortgage Lending

On June 1, 2006 Nevada's Mortgage Lending Deputy Commissioner Susan Eckhardt expressly stated she couldn't regulate the regulatory licenses she issued to regulate D.R. Horton Inc. $he was unemployed 26 day$ later.

Clark County Case A551662 *Missud v. D.R. Horton*

On June 2, 2010 Nevada's Discovery Commissioner officially stated that she hadn't received pleadings served on her in five different verifiable

ways including by USPS confirmed mail tracked directly to her chambers. Discovery Commissioner Bulla was thu$ly caught in DHI'$ cookie jar.

On July 13, 2010 Nevada's Presiding Judge Gonzalez heard testimony that DHI targeted 80 Nevada families for financial predation. She also knew that DHI targeted thousands of families outside of Nevada for high interest, and/or subprime loans leading to consumer foreclosures and bankruptcies. DHI's "preferred lenders" were the now infamous$ Countrywide and Wells Fargo among others. Nevertheless Gonzalez decided that protecting the public was secondary to lining her own 'judicially immune' pocket$.

On July 20, 2010 Gonzalez held a 2nd hearing and heard an additional 6 hours' testimony. She immediately admitted to ruling in the prior week's hearing, but alas that order doesn't exist. Why did $he lie like that? At transcript page 114 Gonzalez started admitting evidence. Those transactions can even be viewed on the official court video. Despite the three reams of federal, state and court records which evinced DHI's predation of mere middle-class consumers throughout the nation, Gonzalez opted to use the non-hearsay concrete proof as kindling for her fireplace. Yet again, $he let the $11 Billion D. R. Horton Corporation, which earned $236.6 Million originating predatory loans in fiscal 2006, and $165.4 Million more in 2007, off the hook [DHI'$ own FRE-803 admi$$ion$ in its public and published $EC 10K Financial Statements].

Then on October 4, 2010 *Presiding Judge* Gonzalez thought it was a great idea to sanction Informant Missud with $48,692 of DHI'$ costs and fees spent: concealing its corporate fleecing of the masses; *and* paying her-off to ignore absolutely everything in the case. Surely, *that* financial retaliation would stop Missud's exposure of *Citizen$-United* control over the judiciary –and of Gonzalez, Southern Nevada's *Presiding* Judge.

On March 15, 2012 Gonzalez had a 2nd chance to 'stick it' to Missud- *and* 2.6 million other Nevadans. $he expunged Missud's Lis Pendens recorded on his own home to prevent foreclosure by Well$ Fargo- DHI's "preferred (predatory) lender." By then, P.J. Gonzalez, Clark County's highest judicial authority and where 90% of Nevada's population resides, officially arranged to have DHI steal $48,692 from Missud, and partner-in-crime Wells Fargo foreclose on his home. $he did all of this, seemingly without reproach, because of the doctrine of 'judicial immunity' -otherwise known as 'its good to be the queen.' $candalou$.[3]

Nevada Appeal A56502

By January 2010, Missud sought review of Clark County's most influential judge by the state's seven highest justices tasked with interpreting and applying law on behalf of 2.6 Million Nevadans.... $upposedly. In reality, the N$C partakes in

[3] Despite the prohibition that scandalous materials not be presented to SCOTUS per Rule 24(6), the facts are the facts which must be pled to heightened FRCP Rule 9 standards herein.

'juicing' whereby the corporations funding their individual election campaigns invariably get favorable order$. True to form, the NSC used various schemes to railroad Missud back to Gonzalez who naturally re-affirmed all of her past deciion, *and* furthered DHI's 27-state, billion-dollar criminal racketeering enterprise.

On November 22, 2011 $even 'judicially immune' N$C justices also affirmed court colleague Gonzalez using their favorite judicial tool-ignorance of facts on behalf of the *Citizen$-United* corporate $pecial intere$t$. Absolute power corrupts absolutely, and *Citizen$-United* corporate campaign money i$ blinding- absolutely blinding.

In December 2011, and March 2012 Missud motioned to get a Rehearing and Clarification of the N$C's factually-devoid orders denying review and rehearing of an appeal based on overwhelming facts evincing Fortune-500 DHI's targeting of thousands of men, women, and children from California to Florida. Both Motions were simply denied. Judge$' second favorite tool to vanquish consumers on behalf of corporate 'citizen$' is 'Motion Denied' -without any explanation.[4] $o much for judicial transparency, considering any facts, applying the law, or supporting the Constitution.

---

[4] Note how "Motion Denied" is akin to SCOTUS' "Review Denied" when it doesn't want to consider Writs like this which prove judicial corruption beyond criminal standards.

Nevada Appeal A60563 [This Petition for Writ]

On March 29, 2012 Missud filed his second Nevada appeal, also the subject of this SCOTUS Petition for Writ. The underlying issue was and is whether Gonzalez acted justly under state and federal laws including the U.S. Constitution; or just acted criminally under the color-of-law for Donald Horton and John Stumpf who -for a decade conceal-ed their multi-billion dollar predatory lending and mortgage fraud. The specific under-*lying* issue appealed was and is whether Gonzalez should have re-ignored the same 5000 documents containing over 400 DHI-Wells Fargo and other "preferred lenders'" financial frauds targeting 27 states' citizens.

On July 25, 2012 the N$C further 'towed the corporate line' for DHI, Nevada's most powerful and lucrative Fortune-500 builder, and decided that Missud's appeal wasn't appealable per NRAP 3A(b). [The main issue in this Petition for Cert].

Six days later, Missud Motioned for Rehearing by pleading that the issue was indeed appealable in 6 of the 10 express categories per NRAP 3A(b). Nevertheless, the N$C took more of Horton and $tumpf$ 'juice' to ignore their very own state law -that they themselves cited, in their very own order, filed July 25, 2012 in the public record, and then Denied Rehearing. It get$ even wor$e....

Thereafter Missud Motioned for Clarification since the NC' order contained only two words: "Rehearing Denied." Nevada's decision-makers then all $kipped that properly docketed motion

[#12-36340], and went straight to issuing the remittitur and closing the ca$e [#12-37168]. $o much for due proce$$.

Now this U.S. Supreme Court is on the hook to decide (if granting this Petition) whether the issues in appeal A60563 are among NRAP 3A(b) parts 1,3,5,8,9,10. These are very simple questions that any American over age 10 can answer.

Next on SCOTUS' docket is whether the N$C should have considered the next motion pending on their docket- and whether it was fair (as in fundamental fairness) to ignore it. The motion which pended resolution for way too long, and for $ome $trange unknown reason, is #12-36340 at: http://caseinfo.nvsupremecourt.us/public/caseView.do?csIID=28728. Why did Nevada's highest court refu$e$ to con$ider it until this very Writ was filed?

Perhaps SCOTUS should then finally determine whether Clark County's Presiding Judge and all $even of the N$C's Ju$tice$ were bought by DHI'$ Donald Horton, and Wells Fargo'$ John $tumpf, just like Ma$$ey'$ Blankenship bought Appellate Ju$tice Benjamin in West Virginia to overturn that nasty and expensive $50 Million neutral jury verdict in *Caperton v. Massey*: http://www.scotusblog.com/case-files/cases/caperton-v-a-t-massey-coal-company-inc-et-al/ .

Now to continue with lots more facts, ...and bi-state 18 USC §201 judicial corruption....

San Francisco Superior Court case CPF-10-510876

Since DHI, John Stumpf, Gonzalez, and the N$C couldn't stop Missud's nationwide exposure of *Citizen$-United* corporate purchase of Nevada's entire judiciary, DHI tried to enter and execute its bought and ever-growing $49,000+ order in and through San Francisco's Superior Court. Long story short, on November 17, 2010 DHI tried an end-run to quickly get a default judgment to immediately steal Missud's litigation funds, but the court's clerk made them file a case which Missud contested.

On January 19, 2011 Missud's Motion to Vacate [MtV] came before Superior Court judge Giorgi. She was briefed on her Nevada colleagues' nefarious acts which included feigning non-receipt of pleadings served in multiple verified ways on the court and its judge$. Over a thousand records were by-then registered in support of the MtV, and which included non-hearsay FTC, SEC, HUD, FBI, Nevada Court, California Court, District Court, and multiple State Divisions' records, admissions, pleadings, declarations, acknowledgments,.., notarized statements, averments, recounts,... The MtV was pled to FRCP Rule 9 heightened pleading standards, specifically identifying the corrupt judge$ who were in official court transcripts ignoring 5000 documents in Nevada. All that prima-facie judicial corruption was casually dismissed by Giorgi who instead affirmed DHI'$ predation of consumers in 27 states and 18USC§201 purchase of court order$.

On March 23, 2011 Missud Motioned to Stay [MtS] Gonzalez' retaliatory Nevada order entered

in California by Giorgi. Nevada appeal A56502 was filed which automatically stayed actions elsewhere. Missud detailed how DHI's California declaration failed to mention that little tidbit, but Alvarado was dead-set on getting Missud to post an enormous bond, -which DHI could then quickly execute to prevent his exposure of judicial corruption. However, Missud's MtS cited different code sections than the ones Alvarado was trying to railroad him with. Alvarado's was a glaring due process violation that was particularly identified during the hearing and recorded in the official transcript.

Giorgi had a 2nd chance to ignore even more registered documents in 510876 on April 13, 2011. As before $he didn't disappoint because by then, she was also caught cow-towing to the corporate special interests desperate to conceal interstate racketeering which included the commandeering of America's 3rd and supposedly most trusted branch of government. At page 7 of that transcript Missud put Giorgi on notice that she had relevant, FRE-803 non-hearsay evidence in the record, ... which she *further ignored* to favor DHI'$ deep pocket$.

By June 30th it was very clear that Giorgi (and Alvarado) was corporate-bought, and that's why Missud filed a Motion for Reconsideration of her prior January order. Missud filed an additional ream of new evidence which Giorgi claimed was no different. She couldn't even acknowledge that 3 rounds of California subpoenas served on her two Nevada colleagues were contemptuously flaunted.

Giorgi is on record claiming that Gonzalez' flaunting of three subpoenas for public documents purported to exist, but nowhere to be found, is "not new or different evidence." That alone proves Gonzalez' corruption -which deserved Giorgi's reconsideration of her support of her Nevada colleague's color-of-law order. Giorgi though didn't quite $ee it that way. Judge$ you $ee, are above the law and have each others' backs -especially $o with 'judicial immunity.'

California First District Court of Appeal, Division III, A131566

The Giorgi-Alvarado debacle was then appealed to even higher authorities in California's legal $y$tem. Division III's McGuiness, Pollak and Jenkins [Trio] were petitioned to review their lower court colleagues who failed to acknowledge that their Nevada colleagues were *Citizen$-United* corporate-bought. The Trio admitted receiving a CD containing 5000 documents, not to mention a ream's worth of Appellant's Appendix; but then claimed all the non-hearsay documents were neither properly referenced nor authenticated, and therefore not considered since that would violate $9,000,000,000 DHI'$ due proce$$. What's even more amazing is that Divi$ion III issued its November 22, 2011 order $imultaneou$ly with Nevada'$ $upreme Court which $imilarly ruled for DHI in much the $ame way. What are the chance$ of two $imilar $imultaneous disposition$ on the $ame day when you consider that the N$C was

sitting on appeal A56502 for ten months without a deci$ion? Talk about coordination!

California Supreme Court [CSC] Writ S198352

Missud didn't want California's highest court to be left out so he appealed Division III's rendition of 'hear, $ee, and $peak no evil.' The Opening Brief was supported by two dozen documents including: official state admissions printed on state letter-head, excerpts from official court transcripts, self-authenticating federal documents, flaunted sub-poenas,... all of which FRE-803 non-hearsay concrete proof that DHI buy$ justice. Officials and judges alike were impeached with their own words, but to no avail, because the CSC "Denied Review" without considering any evidence.[5]

So far in California, -the CSC ignored Division III's 18 USC §2381 Treason, by failing to acknowledge the $uperior Court's 18 USC §201 Official Corruption, which in turn failed to $ee Nevada's 18 USC §1962 Racketeering.

By March 2012, both the DHI-WF tag-team, and Missud decided that the Superior Court wasn't screwed enough so they each filed more motions ....

Return to the San Francisco Superior Court and case CPF-10-510876

[5] Note that SCOTUS similarly "Denied Review" of Writs 12-7817 and 12-8191, the 1st proving that judge$ game the FAA to rig arbitrations; and the 2nd proving that the $EC was bought-off by DHI to: ignore its own Rule 14(A)-8 for three consecutive years; and flaunt two FOIA Demands for Public Records-the 1st tardy by *four* year$.

DHI and "preferred lender" WF wanted to foreclose on Missud's Henderson Home, -which DHI originally tried to bundle with a predatory Countrywide subprime loan.[6] Their attempt was to financially devastate Missud and prevent his further exposure of yet more judge$ on top of the 18 already uncovered. A March 19, 2012 hearing before Superior Court Judge Kahn laid it all out. Kahn was schooled on DHI's purchase of Gonzalez' order used as a lien on Missud's Home; and told of Missud's Lis Pendens which prevented the Home's premature foreclosure and sale under color-of-law. Wouldn't you know it, 'judicially-immune' Kahn al$o $aw it *Citizen$-United* $9 Billion DHI, and $182 Billion WF'$ way$.

Then on April 25, 2012 Missud motioned as a CCP§1021.5 Private Attorney General [PAG]. Right off the bat, Kahn tried to wriggle out of the hearing by claiming Missud didn't notify the court that he'd be contesting the tentative ruling. Too bad for Kahn, Missud timely contacted not only the court but 200 other corroborating media and law enforcement sources. Since Kahn's lie was thusly dispelled, Missud got into some FRCP-9 particulars. For the fourth time, Kahn got a helping of state and federal records which proved DHI's

[6] "Countrywide Fast & Easy-Non-Conforming Loan" identified in DHI's production of documents as Bates DRH1497; and originated despite the fact that 800+ FICO Missud provided full documentation with two years' federal tax returns and copies of all investment accounts worth over $100,000. Can you $ay "bait-and-switch predatory loan origination???"

racketeering to criminal standards. Kahn should have twice-perused the 5000 already registered records and listened to oral argument which proved beyond all doubt that the Fortune-500 builder was at the center of predatory loan origination and the Mortgage Meltdown. One might have thought that: $4 Trillion in nationwide real estate losses; the collapse of Bear-Stearns and Lehman Brothers; bankruptcies of Wachovia, Washington Mutual, and IndyMac; the near collapse of the US economy; and DHI's targeting of 1000's of Californians for predatory loans would have piqued Kahn's interest and motivated him to grant Missud's PAG Motion, but ala$ he wa$ too deep in the corporation'$ back pocket, bellied-up to the 'juice' bar.

At transcript page 5, Missud exercised *Elkins* and started to present evidence in other official court transcripts brought to that hearing. Missud wanted to show Kahn just how easy it is to prove a judge corrupt. Missud started with Kahn's colleague Woolard who took jurisdiction over a person, over whom she admitted no power, and nevertheless ordered him to pay the $20 Billion Allstate Corporation a $56,000 ransom [CGC-07-464022; 10-26-10]. Thirty seconds into evidence, Kahn cut the hearing short, violated *Elkins*, threw due process out the window, and ruled for his financial benefactor. *That's* how easy it is to prove a judge corrupt. Told you $o.

Missud then filed for reconsideration of Kahn's April order on June 4th, to allow him the

chance of sparing Division III's skewering in appeal A135531; but Kahn once again violated *Elkins* and abruptly concluded the hearing within minutes.

Return to California First District Court of Appeal, Division III in A135531

For this 2nd appeal-skewering, the Trio again had to ignore at least 50 California families so far discovered as DHI predatory loan victims: Carter, Roach, Song, Lee, Marcu, Wilson, Khuu, Lorenzo, Szeto, Martin, Khan, Lopez, Washington, Waziri, Kim, Aguillar, Chavez, Russo, Osborne, Gallindo, Honaker, Velazquez,... were all baited with supposedly affordable loans, which in-turn induced them into signing home purchase contracts and placing thousands of dollars into forfeitable escrow accounts. That's when they got switched into unaffordable *predatory loans* which DHI re-sold at a premium on the open market. These real flesh-and-blood citizens were told just day$ before COE by the corporate 'citizen' that if they didn't capitulate to 9% intere$t- all their escrow deposits would be forfeited. These high-yield, predatory loans are the ones which defaulted, and led to Freddie Mac and Fannie Mae's near bankruptcie$. That$ also how $4,000,000,000,000.00 in nation-wide real-property equity vani$hed in ju$t 6 months starting in November 2008.

Oral argument for this 2nd appeal was held November 15, 2012. There's no transcript as of yet, but an official court CD was procured. Digitally recorded thereon is Missud's whining about how he

discovered 400 families across the nation who were at or near bankruptcy and/or foreclosed due to DHI's criminal practices. The ju$tice$ heard the story for a 2nd time, received FRCP Rule 9 pleadings twice, and again had 5000 exhibits in the record to peruse, but decided to focus in on a technicality, -that Missud didn't prevail in any prior action. That's when Missud piped-up and told the Trio that CCP§1021.5 Motions are reviewed denovo and that they could decide then and there that Missud prevailed by proving his civil case to criminal standards. All the Trio had to do was look at DHI's 44 frauds in 20 different states as memorialized in the FTC's self-authenticating FRE 803(6,8,9) government records.

McGuiness, Pollak and Jenkins could have rescued 38 million Californians from *Citizen$-United* corporate fraud, but instead $aved just Giorgi, Alvarado, and Kahn. That's fair- 38,000,000 people tossed under DHI'$ grinding wheel$ of greed, while their three court colleagues get to $teer with pedal to the metal. On November 27, 2012 the traitor$ not only denied Missud's PAG, but even tacked on more of DHI'$ costs and fees for it$ $ubstantial effort$ in convincing them to ignore all facts and dismi$$ all laws.

Return to California's Supreme Court in Writ S207619

Missud was absolutely livid that the Trio sold-out twice. They first affirmed a retaliatory judgment on November 22, 2011, and then *nearly*

one year to the day, committed their 2nd Constit-utional desecration in A135531. Missud therefore decided to put California's highest justices back on a big ugly meat hook. Petition for Review of A135531 was immediately appealed to the CSC. 314 Million Americans were waiting for the $even to do DHI'$ bidding yet again, and on January 30, 2013 the CSC did just that. Their treasonous decision is now before SCOTUS for review.[7]

Ninth District Court C: 07-2625 and related 10-235-SI

Way back in May 2007, greenhorn Missud filed C:07-2625. The Complaint only gradually received evidentiary support over the next 4 months. Among the last registered exhibits were: 20 verified complaints [VC] detailing DHI's pred-ateory lending, and which were filed with Nevada's Attorney General and Division of Mortgage Lending; a damning admission by that Division's corrupt Deputy Commissioner Eckhardt who wouldn't investigate any VC; A.G. confirmation that Eckhardt was fired just 26 days thereafter; a certified copy of a week-old neutral jury decision finding DHI liable for predatory lending in *Betsinger* A503121; and a self-authenticating police report detailing the bombing of Missud's truck on a night that his websites were garnering over 1000

[7] Review of S207619 is now docketed as Writ 12-10006 and also requests IFP status. SCOTUS will no doubt first increase Missud's costs of litigation and then similarly "Deny Review" because this Writ also proves *Citizen$-United* corporate corruption of judge$ to *way-beyond* criminal standards.

'hits' per day. While Missud's websites were getting hits, DHI put a hit on Missud.

Missud was therefore a bit miffed. One might even say sufficiently pissed-off to destroy America'$ judiciary before it destroyed America. Unfortunately, Missud might be too late with Kennedy's *Citizen$-United* decision to which Roberts and Alito, and Heritage Foundation member$ $calia and Thoma$ joined (and which Heritage Foundation founders, the Koch brother$, drafted).

A couple of years later, on January 19, 2010, a more experienced Missud filed C:10-235. The Complaint was *immediately* supported with three reams of evidence *up-front.* Missud knew that judge Illston would never allow discovery to progress, because that's what judge$ do. They're evidence gate-keeper$. Under the cover of 'judicial immunity' they run interference for the *Citizen$-United* corporate $pecial intere$t$. Missud's intention was to send the federal court a very, very, *very* crystal-clear message: do your job, protect the public, or be expo$$$$ed. Missud went to the first and only hearing on April 2, 2010 where Illston dismissed all judicial defendants, and Missud voluntarily dismissed his suit. Perhaps then, DHI would be reeled in, or reel in its own ultra-vires acts. But that wasn't to be. Predatory Lending is ju$t way too lucrative, especially when Fortune-500 DHI'$ business model requires: illegal antitrust tying of predatory loans to tens of thousands of homes sales; and financial extortion of consumers

(forfeiture of their tens of thousands in escrow deposits) to con$umate billion$ in home closing$. Predatory Lending is al$o ju$t way-too ea$y when judge$ them$elve$ a$$i$t DHI in bilking the government, in what amounts to Mortgage Fraud, when it re-sell$ the non-performing, foreclosure-causing loans to Freddie, Fannie, AIG, ..., which then require $700 Billion in TRAP bail-outs funded by taxpayers who aren't the wiser.

Ninth District Court 11-cv-3567-EMC

This case wa$ filed because the Di$trict'$ Ill$ton didn't take heed. Missud again registered everything up-front including the kitchen sink. Official court transcripts, HUD audit reports, 3 dozen court declarations, 190 pages of FTC records, 400 defrauded families, DHI admissions per its own SEC 10K financial statements, judicial lies about non-receipt of pleadings tracked directly to their chambers, a magistrate's order that DHI's profits were a substantial government interest to censor a community's first amendment speech, ... don't add up to even 10% of available *smoldering canon* documents permanently registered for all of America to appreciate. The fine quality and enormous volume of evidence though didn't matter because 'judicially immune' Chen spread them all out on the floor for his dog to poop on. He then adopted colleague Ryu's Report and Recommendation to declare Missud "vexatious." That way, they could lock him out of court where he so easily exposes their judicial graft. Speaking of Ryu....

Severed District Court 12-cv-161-DMR

Ryu severed 161 from 3567 to try and break the nexus between DHI, judge$, money, and the $EC -which provides cover for Fortune-500 companie$ like Enron, MCI, Arthur Anderson, and 'investment' firms like Allen Stanford'$, or Bernie Madoff'$. Ryu failed to acknowledge that the $EC for four years failed to protect shareholders and the public by keeping DHI's antitrust violations and consumer extortion under wrap$. Ryu didn't even observe that the $EC flaunted a 1st FOIA request for 4 years, and avoided a 2nd with disingenuous ruses to hide evidence which proves its own non-feasance and corruption.[8] Since Ryu's mind was already made when she wrote Chen's RAR to declare Missud "vexatious," it was only natural that she'd dismiss the $EC from this suit- which was essentially Madoff-II: exposure of the $EC as a *Citizen$-United* corporate bought lap dog -which poops on Missud's reams of evidence spread on Chen's chambers floor.

Ninth Circuit Appeal 12-16602

Ryu's decision was then appealed to the Circuit. The Opening Brief was supported with genuine $EC admissions, and documents posted to it$ very own government website. Hundreds of pages of evidence positively received by the $EC notified it that publicly-traded DHI's interstate

---

[8] It's hard to believe that when testifying before Congress, Harry Markopolos only said that the $EC was "incompetent." The proper words he should have used, and knew as correct, were "corporate-bought."

racketeering was ongoing for at least a decade, and years before the Mortgage Meltdown. One might have thought that the corporate regulator would have intervened in 2006, *two years before* the nation's 2nd 'great' depression, and to stop Donald Horton's financial rape of America. But since the $EC gets paid-off by *Citizen$-United* corporations to conceal consumer predation by the *Citizen$-United* corporations, regulation isn't on the menu.

On October 15, 2012 Justices Gould, Clifton and Bybee all decided that "a review of the record and the opening brief indicates that the questions raised in this appeal are so insubstantial as not to require further argument." That's right, -three 9th Circuit Justices "reviewed the record" and felt that the $EC's violation of its own Rule 14(a)-8, avoidance of Congressional FOIA Act demands for 4 years, and bank fraud which torpedoed among the nation's largest banks was "insubstantial." Not Missud's words- *theirs.* [Please take judicial notice of their official non-hearsay court admi$$ion$].

Ninth Circuit Appeal 12-15658 of District 11-cv-3567-EMC

This appeal was recently decided on May 21, 2013. The 9th Circuit delayed decision for 8 months, awaiting Missud's disbarment during the April 15-19, 2013 Bar Court Trial -initiated by colleague Chen's April 2, 2012 Bar Complaint, and who was so easily caught in lies during March 9, 2012 oral argument [C:11-3567 #110]. Leavy, Murguia, and Thomas think that they're above the law just like

Gould, Clifton, Bybee, Reinhardt, Wardlaw, and Bea. The nine high-court ju$tice$ closed ranks and ruled against Missud because he's shining a very bright light on corrupt state and federal judges who think they're beyond reach of law enforcement.[9]

SCOTUS Writ for Certiorari of the Circuit'$ Dispositive Order in 12-15658

$ince three more Circuit justices decided that 314 Million Americans aren't worth the air that Donald Horton breaths, this appeal will also be submitted to this highest of courts for review. As Missud promised the venerable and 'judicially-immune' judge Chen at Transcript page 14:10, America will not be sold out to the fake *Citizen$-United,* or from under its real flesh-and-blood united citizens [C:11-3567 #110].

SCOTUS Writ 12-8191 of Circuit 12-16602

SCOTUS received the original Petition on December 27, 2012 but returned it for 'correction' because it supposedly lacked inclusion of lower court decisions. However, PACER's own records prove the Opening Brief was in fact accompanied by a very detailed and robust Appellant's Appendix which included all required lower court orders and decisions. [C:12-161 #164-1&2; filed 12-18-12].

Then SCOTUS required a couple thousand extra dollars for upgrades from Rule 33.2 pleadings

[9] See C:12-5468 #157 & 12-3117 #157, in which are registered overwhelming proof that the Bar: further$ Member$' financial targeting of the public; assist$ corporate fleecing of the masses; and tries to railroad Trials to conceal the corporate predation that they help orchestrate.

to 33.1 Booklets to make Missud go away. Missud instead coughed-up the cash, which then set-up SCOTUS to again "Deny Review." The 'Three Monkeys' [Nine in this case] struck again!

RULE 10: TEN REASONS FOR GRANTING THIS PETITION

There are at least TEN reasons of nationwide significance for granting this Petition. In general, they all concern the concepts of: "judicial immunity;" and "absolute power corrupt$ absolutely." *The two are identical.* 'Judicial immunity' dictate$ that judges are always right, regardless of whether they follow laws or acknowledge facts. That mean$ there is no law. 314,000,000 Americans deserve to know that *Citizen$-United* corporations easily buy judge$, who then claim 'judicial-immunity' after violating laws and ignoring all the facts. Justice is routinely sold to the highest of bidder$.... like the Koch$ and other *Citizen$-United* spon$or$.

1. The Nevada Supreme Court requested illegal state action from its executive branch in January 2010 after receiving Missud's Complaint and 600 records registered in the 9th District's C:10-235. The NSC thereafter tried to conceal a corporate "citizen's" predation of 2.6 Million real flesh-and-blood citizens. [Also see the Opening Brief and exhibits in recently decided 9th Circuit 12-15658];

2. The Nevada Supreme Court violated its own NRS 1.235, 41.660; NRAP 3A(b), 8, &10; Judicial

Canon 2.3; and federal due process, fairness, equal protections, court access, ..., to promote a Fortune-500 company's 27-state financial racketeering;
3. The Nevada Supreme Court provides safe harbor in Nevada where *Citizen$-United* corporations like D.R. Horton and "preferred lender" Wells Fargo target consumers -*interstate*, and with impunity;
4. The Nevada Supreme Court is worsening the Mortgage Meltdown by furthering the exact same kind of bank and builder fraud which initiated the Mortgage Meltdown to begin with;
5. The Nevada Supreme Court is supposed to interpret law on behalf of all its citizens- both corporate and mortal. However, in reality the NSC favors only fake *Citizen$-United* corporate 'citizen$' because they have all the money and 'juice;'
6. The Nevada Supreme Court has a long sordid past of 'juicing,' and being the 8th most beholden state supreme court to the special intere$t$. This case, in conjunction with *Caperton v. Massey,* now proves that the highest state courts across the nation are *Citizen$-United* corporate-bought.
7. Nevada's Supreme Court, like PA's Luzerne County Court, believes they are 'judicially immune' and above the law. That's why they both violated individuals' sacrosanct fundamental rights. That leads to a complete collapse of democracy. Just ask former Pennsylvania judge$ Ciavarella and Conahan's juvenile victims who were illegally imprisoned for cash kick-backs in Luzerne County;

8. The Nevada Supreme Court is the highest court in Nevada which supposedly provides the last chance for properly redressing grievances for citizens within its jurisdiction. 2.6 Million Nevadans don't know they have no chance before the N$C because it's biased towards 'juicy' *Citizen$-United* corporate special intere$t$;

9. The Nevada Supreme Court is in charge of Nevada's Foreclosure Mediation Program. Nevada is this Country's foreclosure capitol because the N$C promulgates rules to streamline corporate foreclosures of defrauded consumers' homes. The NSC has a pattern and practice of violating laws and ignoring facts to favor the 'juicy' *Citizen$-United* corporate special intere$t$ while destroying citizens' state and federal fundamental rights; and

10. If this U.S. Supreme Court doesn't acknowledge that the Nevada Supreme Court already sold justice to the highest bidders, then that in-turn proves that every court in America, *including the U.S. Supreme Court*, is willing to sell-out this Country to: the 1%; 'juicy' *Citizen$-United* corporation$; and to $calia'$ and Thoma$' be$t bud$ -the Koch Brother$.

CONCLUSIONS

Sooner than later, this U.S. Supreme Court will have to acknowledge and address the rampant judicial corruption endemic within America's legal $y$tem. This instant Petition is the 4th of at least Seven Petitions for Writ of Certiorari which is now docketed and proven to criminal standards. Each of

the seven is supported by official FRE-803 court and government documents which must be acknowledged. If this penultimate court doesn't acknowledge the lower state and federal courts' official orders and transcripts, and their plain black-and-white content, then that will in-turn prove there is no law in any court, anywhere in America including the U.S. Supreme Court.

American democracy is at stake and court corruption can't be allowed to destroy this nation.

EXIGENT CIRCUMSTANCES & REQUEST FOR IMMEDIATE RELIEF

Immediately relieve the Nevada Supreme Court from all its official duties under SCOTUS Rule 10. The U.S. Supreme Court has supervisory power over every state supreme court. Every day, the N$C strip$ its citizens of sacrosanct state *and federal* fundamental rights.

APPENDIX A1

IN THE SUPREME COURT OF THE
STATE OF NEVADA No. 60563

PATRICK A. MISSUD et al.,
Appellants,
v.
D.R. HORTON INC.; AND DHI MORTGAGE
COMPANY, LTD. et al.,
Respondents.
______________________________/

ORDER DISMISSING APPEAL

This is a proper person appeal from a district court order granting a motion to intervene and expunging a lis pendens. Eighth Judicial District Court, Clark County; Elizabeth Gonzalez, Judge.

Our review of the documents transmitted to this court pursuant to NRAP 3(g) reveals a jurisdictional defect. In particular, this court has jurisdiction to consider an appeal only when the appeal is authorized by statute or court rule. *Taylor Constr. Co. v. Hilton Hotels*, 100 Nev. 207, 678 P.2d 1152 (1984). No statute or court rule authorizes an appeal from an order granting a motion to intervene or expunging a lis pendens. See NRAP 3A(b) (listing orders and judgments from which an appeal may be taken). Accordingly, as we lack jurisdiction over this appeal, we

ORDER this asppeal DISMISSED.

/S/ Cherry Douglas Gibbons July 25 2012
Cherry, C.J. Douglas, J Gibbons, J

APPENDIX A2

Missud's July 30, 2012 "Request for Reconsideration" detailing how the order granting a motion to intervene or expunging a lis pendens is indeed an appealable determination, is in the separately bound exhibits supporting this Writ, and also available at the Nevada Supreme Court's official, always-reliable, database as docket #12-24032 at: http://caseinfo.nvsupremecourt.us/public/caseView.do?csIID=28728

APPENDIX A3

IN THE SUPREME COURT OF THE
STATE OF NEVADA No. 60563

PATRICK A. MISSUD et al.,
Appellants,
v.
D.R. HORTON INC.; AND DHI MORTGAGE
COMPANY, LTD. et al.,
Respondents.
_______________________________/

ORDER DENYING REHEARING

Rehearing Denied. NRAP 40(c).
It is so ORDERED.

/S/ Cherry Douglas Gibbons October 25 2012
Cherry, C.J. Douglas, J Gibbons, J

APPENDICES A4-A6

The November 15, 2012 "Request for Clarification" [12-36340], December 5, 2012 "Remittitur" [12-37168], and December 12, 2012 documents which the NSC refused to register because they notified the N$C that Petition for Writ would be Petitioned to SCOTUS [12-39542], are in the separately bound exhibits supporting this Writ, and also available at the Nevada Supreme Court's very own official and judicially noticeable database at: http://caseinfo.nvsupremecourt.us/public/caseView.do?csIID=28728

APPENDIX A7

IN THE SUPREME COURT OF THE
STATE OF NEVADA No. 60563

PATRICK A. MISSUD et al.,
Appellants,
v.
D.R. HORTON INC.; AND DHI MORTGAGE
COMPANY, LTD. et al.,
Respondents.
______________________________/

ORDER DENYING MOTION FOR CLARIFICATION

Proper person appellants have filed a motion requesting claraification of this court's order denying their petition for rehearing. Having considered the motion, we deny this request.

It is so ORDERED.

/S/ Cherry Douglas Gibbons March 26 2012
Cherry, C.J. Douglas, J Gibbons, J

Note: Only after this very Petition for Writ of Certiorari #12-9412 was docketed, did the N$C tend to business and rule on Missud's motion which had initially been skipped over as if not filed.

VERIFICATION AND PLEADING LENGTH

I, Patrick Missud am the Pro-Per Petitioner in the above-entitled action. I'm also an 18 USC §1513 informant. I prepared the foregoing Petition and therefore know the contents thereof. The same is true of my own knowledge, except as to those matters that are therein alleged on information and belief, and as to those matters, I believe it to be true.

This Petition conforms to pleading standards, has correct margins, is 8917 words, and written in 12 point Century type.

I declare under penalty of perjury under federal laws that the foregoing is true and correct. When called upon to testify as a witness or before Congress at judicial impeachment hearings, I will do so competently. This declaration was executed in the County of San Francisco.

/S/Patrick Missud 6-12-13
Patrick Missud Date

PROOF OF SERVICE:

I'm a citizen of the United States; over 18 years of age, my address is 91 San Juan Avenue, San Francisco, California, 94112; I'm employed in the County of San Francisco where this mailing occurred. On 6-13-2013, [or per USPS POS] I served the following documents:

PETITION FOR WRIT FOR CERTIORARI

By placing a true copies thereof in the mail and/or by fax, hand delivery, email:

U.S. Supreme Court
One First Street, N.E.
Washington DC, 20543
Express Mail:** FISMA & OMB Memorandum M-07-16 ***

U.S. Solicitor General, Room 5614
Department of Justice
950 Pennsylvania Avenue, N.W.
Washington, DC, 20530-0001

Wood Smith Henning and Berman
c/o Joel Odou
7674 West Lake Mead Blvd., Suite 150
Las Vegas, NV, 89128-6644

California Supreme and Court of Appeal, Attorney General (Ste. 11000); San Francisco Superior Court 350; 400 McAllister St.

San Francisco, CA, 94102
Attorneys and interested parties including: Nevada and California's Attorneys General, state and federal enforcement agencies, attorneys in related cases and appeals: CPF-10-510876, A135531, 11-CV-3567, 12-15658, 12-17622......

I declare under the penalty of perjury under the laws of California that the forgoing is true and correct.

/S/ Patrick Missud — 6-13-2013
Patrick Missud — Date

EXHIBIT B

CA-Federal
05708 0042

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

PATRICK A. MISSUD,

Plaintiff,

v.

STATE OF NEVADA, *et al.*,

Defendants.
_____/

No. C-11-3567 EMC

ORDER ADOPTING MAGISTRATE JUDGE RYU'S REPORT AND RECOMMENDATION AS MODIFIED; GRANTING DEFENDANT'S MOTION TO DECLARE PLAINTIFF A VEXATIOUS LITIGANT; AND DISMISSING ACTION

(Docket Nos. 53, 59)

Plaintiff Patrick A. Missud, an attorney licensed in California[1] and representing himself, has filed suit against Defendant D.R. Horton, Inc. ("Horton") and numerous state and federal judicial defendants and public offices, including Special Magistrate Curtis Coltrane of Beaufort County, South Carolina; Court Clerk Steven Grierson and Judge Elizabeth Gonzales of the Clark County Courts of Nevada; Discovery Commissioner Bonnie Bulla of Nevada's Eighth Judicial District Court; Chief Justice Nancy M. Saiita and Justices Michael L. Douglas, James W. Hardesty, Kristina Pickering, Mark Gibbons, Michael Cherry, and Ron Parraguirre of the Supreme Court of Nevada; San Francisco Superior Court Judges Charlotte Woolard and Loretta Giorgi; Judge Saundra Armstrong of the U.S. District Court for the Northern District of California; Judge Roger Hunt of the U.S. District Court for the District of Nevada; Judge Roger Benitez of the U.S. District Court for the Southern District of California; the Nevada Supreme Court; the Eighth Judicial District Court of

[1] State Bar No. 219614.

County of Clark; the State of Nevada; Susan Eckhardt; David Sarnowski; the Nevada State Bar; and Constance Akridge. Mr. Missud brings unspecified claims under 42 U.S.C. § 1983 for public corruption and civil rights violations, on behalf of an unspecified class of purported victims. First Amended Complaint ("FAC"), Docket No. 18, at 4.

In response to Defendant Horton's motion to dismiss and orders to show cause issued by the Court, Magistrate Judge Ryu has issued a Report and Recommendation ("R&R"), recommending dismissal of Mr. Missud's claims against all Defendants. Docket No. 53. In addition, Defendant Horton has filed a motion to declare Plaintiff a vexatious litigant. Docket No. 59. Both matters are pending before the Court.

I. FACTUAL & PROCEDURAL BACKGROUND

In his FAC, Mr. Missud alleges broadly that Defendants, led by Defendant Horton, have "conspired to buy the judiciary, this Country and its Constitution." FAC at 3. Mr. Missud lays much of the blame for the success of this purported conspiracy on the Supreme Court's recent decisions in *Citizens United v. FEC*, 130 S. Ct. 876 (2010), and *AT&T Mobility v. Concepcion*, 131 S.Ct. 1740 (2011), which he claims have "allowed corporate 'citizens' to buy America's court[s] and alternative dispute forum[s]." *Id.* at 2. He claims that those Defendants in the judiciary have acted with bias against him in prior proceedings due to the influence of Horton and its subsidiaries, including DHI Mortgage Company Ltd. ("DHI").[2] *Id.* at 8, 10. Although he does not describe the particular transaction(s) that give rise to his complaint, it appears the root of his dissatisfaction with Horton originates from his dealings with Horton and DHI in conjunction with his purchase of a home in Nevada. *See* 07-2625 SBA, Docket No. 38, at 1-3 (summarizing previous similar claims against same defendants). Nearly all of his allegations herein stem from judicial decisions that have disagreed with his positions, which he equates with *per se* evidence of those judges' bias and indebtedness to Horton. *See, e.g.*, FAC at 12. Although his allegations are broad and not entirely clear, he asserts, *inter alia*, the following allegations of wrongdoing against specific Defendants:

---

[2] Mr. Missud does not always distinguish between D.R. Horton, Defendant in this action, and DHI Mortgage, which is not a defendant in the instant case but has previously been a defendant in other cases brought by Mr. Missud.

1 • Nevada Division of Mortgage Lending ("NDML") Commissioner Susan Eckhardt – Plaintiff
2 alleges that Commissioner Eckhardt wrongfully refused to investigate consumer complaints against
3 Horton. FAC at 5-6.
4 • South Carolina Special Magistrate Coltrane – Plaintiff alleges that Magistrate Coltrane
5 wrongfully issued an injunction against picketers protesting Horton's sale of a golf course. FAC at
6 6-7.
7 • Nevada Discovery Commissioner Bulla – Plaintiff alleges that Commissioner Bulla
8 dishonestly claimed not to have received Mr. Missud's document submissions to the court. FAC at
9 7.
10 • Nevada Judge Gonzales – Plaintiff alleges that Judge Gonzales wrongfully sealed court
11 records "regarding DHI's interstate financial crimes," blocked media from court proceedings, struck
12 Plaintiff's case despite its merit (according to Mr. Missud), and failed to recuse herself despite
13 Plaintiff's motion to disqualify her based on bias. FAC at 7-8.
14 • Clark County's Eighth District Court & Court Executive Officer Grierson – Plaintiff alleges
15 that these Defendants failed to respond to subpoenas to produce video evidence of Judge Gonzales's
16 bias. FAC at 9-10.
17 • Nevada Commission on Judicial Discipline and Executive Director Sarnowski – Plaintiff
18 alleges that these Defendants failed to investigate Plaintiff's claims of judicial misconduct against
19 Judge Gonzales. FAC at 10.
20 • Nevada Supreme Court – Plaintiff alleges that the Court wrongfully requested that the
21 Nevada Attorney General investigate Plaintiff after receiving Plaintiff's amicus brief in another
22 action, and denied his Emergency Motion to Compel production of the video and documents
23 regarding his accusations of bias against Judge Gonzales. FAC at 11, 12. The Court also reduced
24 the damages a jury awarded to another plaintiff (Betsinger) in another action against Horton. FAC
25 at 11. Mr. Missud summarily alleges that the Nevada Supreme Court is "the Country's 8th most
26 beholden state supreme court to the special interests." FAC at 12. The link Mr. Missud provides in
27 support of this statement is an article stating that the court ranks eighth in election fundraising. *Id.*
28 • San Francisco Superior Court Judges Woolard and Giorgi – Plaintiff alleges that Judge

Woolard confirmed an arbitration award against Mr. Missud's evidence of fraud in the arbitration proceedings. FAC at 14. Judge Giorgi then denied a motion for reconsideration of Judge Woolard's decision. *Id.* Judge Giorgi also denied a motion to vacate based on fraud an order in favor of Horton in San Francisco Superior Court case CPF-10-510876, and a later motion for reconsideration. FAC at 15. Mr. Missud states that her failure to consider his conclusive evidence renders her biased. *Id.* at 15-16.

- U.S. District Court Judge Armstrong – Plaintiff alleges that Judge Armstrong's rulings in 07-2625, another case by Plaintiff against Horton, dismissing his case for lack of personal jurisdiction and failing to consider certain evidence he submitted, were incorrect and evinced bias in favor of Horton. FAC at 17-18.
- U.S. District Court Judge Roger Benitez – Plaintiff alleges that Judge Benitez granted Horton and DHI's request for arbitration in a suit against them by five class action representatives in San Diego, 08-592-RBB, on the basis of bias. FAC at 19.
- U.S. District Court Judge Hunt – Plaintiff alleges that Judge Hunt wrongfully granted summary judgment in favor of Horton in a suit filed by a different plaintiff unrelated to Mr. Missud. FAC at 21-22.

Plaintiff asserts that Horton has essentially purchased cooperation from each of these Defendants. Mr. Missud also includes allegations of corruption among Texas officials, not named as Defendants in this complaint. *See* FAC at 22-25.[3] Plaintiff further alleges that California Superior Court Mediator/Arbitrator Michael Carbone – also not named in this action – dismissed Mr. Missud's arbitration case against Allstate Insurance on the basis of bias toward a repeat client. FAC at 13. Mr. Missud summarily connects this particular arbitration decision to allegations of arbitral fraud in other courts and in the media without any factual allegations as to how his particular case was improper. He requests disgorgement of profits, restitution, treble damages, injunctive relief, an order vacating prior judgments in other courts in favor of Horton, attorney's fees and costs, and prejudgment interest. FAC at 28.

---

[3] Mr. Missud also included claims against the SEC, SEC Chairwoman Mary Shapiro, and the United States, but those parties have now been severed from this case. *See* Docket No. 52.

1 On December 1, 2011, Defendant Horton filed a motion to dismiss Plaintiff's complaint
2 against it for lack of personal jurisdiction, or in the alternative, on the grounds of forum non
3 conveniens. Docket No. 37. On December 5, 2011, Judge Ryu issued an order to show cause why
4 the Court should not dismiss Judicial Defendants[4] on grounds of judicial immunity. Docket No. 41.
5 On December 22, 2011, Judge Ryu further ordered Plaintiff to show cause why the Court should not
6 dismiss Unserved Defendants[5] on the grounds of lack of service under Rule 4(m). Docket No. 49.
7 After reviewing the parties' submissions as to each of these issues, Judge Ryu issued an R&R
8 recommending: (1) that Defendant Horton's motion to dismiss for lack of personal jurisdiction be
9 granted; (2) that Plaintiff's complaint be dismissed with prejudice as to Judicial Defendants on the
10 basis of judicial immunity; and (3) that Plaintiff's complaint be dismissed without prejudice as to
11 Unserved Defendants on the basis of Plaintiff's failure to serve them within 120 days pursuant to
12 Rule 4(m).
13 Plaintiff objected to Judge Ryu's R&R and filed voluminous documents with this Court,
14 including several Requests for Judicial Notice. *See* Docket Nos. 58, 63, 69, 71, 73, 74, 79-81, 83-
15 86. He has also filed requests for the Court to issue subpoenas and order U.S. Marshals to effect
16 service on Defendants. *See* Docket Nos. 55, 65.
17 Defendant Horton filed a Reply in support of Judge Ryu's R&R, along with a motion to
18 declare Plaintiff a vexatious litigant, on January 25, 2012. Docket No. 59. Horton asserts that
19 Plaintiff has filed seven frivolous lawsuits against it in Nevada and California state and federal
20 courts since 2005, and that previous sanctions have not deterred Plaintiff from filing additional
21 frivolous suits and engaging in abusive and harassing litigation tactics. Horton requests a
22

23 [4] Special Magistrate Curtis Coltrane of Beaufort County, South Carolina; Court Clerk Steven Grierson and Judge Elizabeth Gonzales of the Clark County Courts of Nevada; Discovery
24 Commissioner Bonnie Bulla of Nevada's Eighth Judicial District Court; Chief Justice Nancy M. Saiita and Justices Michael L. Douglas, James W. Hardesty, Kristina Pickering, Mark Gibbons,
25 Michael Cherry, and Ron Parraguirre of the Supreme Court of Nevada; San Francisco Superior Court Judges Charlotte Woolard and Loretta Giorgi; Judge Saundra Armstrong of the U.S. District
26 Court for the Northern District of California; Judge Roger Hunt of the U.S. District Court for the District of Nevada; Judge Roger Benitez of the U.S. District Court for the Southern District of
27 California; the Nevada Supreme Court; and the Eighth Judicial District Court of County of Clark.

28 [5] State of Nevada, Susan Eckhardt, David Sarnowski, the Nevada State Bar, and Constance Akridge.

declaration that Mr. Missud is a vexatious litigant and an order requiring him to: (1) post Security of Costs in this action in the amount of $50,000, absent which the complaint would be subject to dismissal with prejudice; (2) obtain pre-filing permission before filing any actions on his behalf or on behalf of his spouse, Julie Missud, if those complaints name as parties Horton, DHI, their affiliates, their employees, and their attorneys or other individuals associated with this action. Defendant requests that Plaintiff be ordered to provide a copy of any proposed complaint along with a letter requesting that the complaint be filed and copies of the Nevada State Court orders finding him in contempt and sanctioning him, proof of satisfaction of the Judgments of Sanctions against him, and a copy of this Court's order in this case; (3) post Security of Costs in any future action against the Parties in this matter, in an amount to be determined by this Court; and (4) pay sanctions in an amount determined by this Court and report said sanctions to the State Bar for any appropriate disciplinary review due to his violations of Local Rule 11-4. Defendant also suggests a possible order requiring Plaintiff to complete anger management and ethics continuing education. Finally, Defendant proposes that any violation of the pre-filing order would expose Plaintiff to a contempt hearing and injunctive relief consistent with the order, and that any action filed in violation of the order be subject to dismissal. *See* Docket No. 59 at 17-18. Plaintiff opposes Defendant's motion to declare him a Vexatious Litigant. Docket No. 62.

II. DISCUSSION

A. Judge Ryu's Report and Recommendation

Judge Ryu recommends dismissing Plaintiff Missud's complaint as against all Defendants on the basis of (1) lack of personal jurisdiction as against Defendant DR Horton; (2) judicial immunity as against the Judicial Defendants; and (3) failure to effect proper service of process as against Defendants State of Nevada, Susan Eckhardt, David Sarnowski, the Nevada State Bar, and Constance Akridge. R&R, Docket No. 53, at 1-2. The Court **ADOPTS** Judge Ryu's R&R as modified herein for the reasons set forth below.

1. Personal Jurisdiction – Defendant Horton

The Court adopts Judge Ryu's R&R with respect to Defendant Horton in its entirety. Mr. Missud fails to provide any basis for challenging Magistrate Judge Ryu's conclusion that Horton has

1 no contacts with California that would give rise to personal jurisdiction. *See* R&R, Docket No. 53,
2 at 6-7 (concluding that filing a state court judgment in another state does not confer jurisdiction; that
3 the Court cannot treat Plaintiff's allegations as to DHI's contacts with California as relevant to
4 Horton's contacts because the two are "distinct legal entities" and DHI is a non-party; and that
5 Plaintiff has failed to produce evidence of Horton's contacts). Judge Ryu's conclusion is also in
6 accord with the numerous other state and federal courts in California in which Mr. Missud has
7 attempted to bring suit against Horton. Those courts have concluded that they lack personal
8 jurisdiction over Defendant Horton. *See, e.g., Missud v. D.R. Horton, et al.*, U.S. District Court for
9 the Northern District of California, C-07-2625 SBA, Defendant's RJN, Docket No. 61, Ex. 6
10 (dismissing the action for lack of personal jurisdiction and forum non conveniens); *Missud v. D.R.*
11 *Horton, et al.*, San Francisco Superior Court, CGC 05-447499, Defendant's RJN, Docket No. 61,
12 Ex. 2-4 (finding lack of personal jurisdiction with respect to Defendant Horton); *Missud v. D.R.*
13 *Horton, et al.*, San Francisco Superior Court, CGC 06-457207, Defendant's RJN, Docket No. 61,
14 Ex. 5 (dismissing action without prejudice for lack of personal jurisdiction).
15 2. Judicial Immunity – Judicial Defendants
16 Judge Ryu recommends dismissing Plaintiff's complaint against the Judicial Defendants on
17 the basis of judicial immunity. R&R at 3 ("Judges and 'individuals necessary to the judicial
18 process' at the state and federal levels are 'generally immune from civil liability under [§] 1983.'")
19 (quoting *Olsen v. Idaho State Bd. of Med.*, 363 F.3d 916, 923 (9th Cir. 2004) (citations and quotation
20 marks omitted); *Meek v. Cnty. of Riverside*, 183 F.3d 962, 965 (9th Cir. 1999) (citing *Mireles v.*
21 *Waco*, 502 U.S. 9, 9-10 (1991))). As Judge Ryu concluded, Plaintiff provided no evidence to
22 support a conclusion that Judicial Defendants acted "in the clear absence of all jurisdiction" so as to
23 strip them of judicial immunity. *See Sadoski v. Mosley*, 435 F.3d 1076, 1079 (9th Cir. 2006)
24 (quoting *Stump v. Sparkman*, 435 U.S. 349, 356-57 (1978) (quotation marks omitted)). While
25 Plaintiff asserts that they acted without authority, he fails to explain how they have done so. *See*
26 Obj. at 3. In fact, Plaintiff's own allegations evince otherwise, as his complaint about Judicial
27 Defendants is not that they had no authority to act, but that they made the wrong decisions. *Id.* at 3-
28 4. Judge Hamilton has just so ruled in another case involving Plaintiff, filed against some of the

1 same Judicial Defendants as the instant case. *See Missud v. San Francisco Superior Court et al.*, 11-
2 1856 PJH, Docket No. 54, at (granting motion to dismiss complaint against, *inter alia*, Judges
3 Woolard and Giorgi, among other judicial defendants not named in this action, on the basis of
4 judicial immunity). Some of the conduct alleged in this case against Judges Woolard and Giorgi –
5 their confirmation of an arbitration award in favor of Allstate Insurance against Plaintiff – is also
6 alleged in Plaintiff's case before Judge Hamilton and covered by her ruling on judicial immunity.
7 *Compare* 11-3567 EMC, FAC at 14, *with* 11-1856 PJH, Docket No. 19, at 6-8.

8 It is worth noting that, unlike federal judges who are absolutely immune from all suits, *see*
9 *Mullis v. United States Bankruptcy Court*, 828 F.2d 1385, 1394 (9th Cir. 1987), state judges may, in
10 very limited circumstances, be subject to suit under § 1983. *See* 42 U.S.C. § 1983 (as amended by
11 Pub. L. 104-317, Title III, § 309(c), 110 Stat. 3853 (Oct. 19, 1996)) ("[I]n any action brought against
12 a judicial officer for an act or omission taken in such officer's judicial capacity, injunctive relief
13 shall not be granted unless a declaratory decree was violated or declaratory relief was unavailable.");
14 *Flanders v. Snyder Bromley*, No. 09-01623 CMA-KMT, 2010 WL 2650028, at *7 (D. Colo., Jun.
15 30, 2010) ("If these special circumstances do not exist in a § 1983 action, absolute judicial immunity
16 bars claims for injunctive relief.") (citing *Lawrence v. Kuenhold*, 271 F. App'x. 763, 766 n. 6 (10th
17 Cir. 2008)); *Brandon E. ex rel. Listenbee v. Reynolds*, 201 F.3d 194, 197 (3d Cir. 2000) (same).
18 Plaintiff has made no showing that those circumstances obtain here.

19 Even if state Judicial Defendants were not protected by judicial immunity, Plaintiff's claims
20 would still be barred for two reasons. First, Plaintiff's claims are barred by the *Rooker-Feldman*
21 doctrine because he seeks to overrule previous state court rulings against him. "[A] federal district
22 court does not have subject matter jurisdiction to hear a direct appeal from the final judgment of a
23 state court." *Manufactured Home Communities, Inc. v. City of San Jose*, 420 F.3d 1022, 1029 (9th
24 Cir. 2005). "As the Ninth Circuit has explained, *Rooker-Feldman* prohibits a federal district court
25 from exercising jurisdiction over a suit that is a 'de facto appeal from a state court judgment.'"
26 *Khanna v. State Bar of California*, 505 F. Supp. 2d 633, 640-41 (N.D. Cal. 2007) (quoting
27 *Kougasian v. TMSL, Inc.*, 359 F.3d 1136, 1139 (9th Cir. 2004)); *Cunningham v. Mahoney*, No. C 10-
28 01182 JSW, 2010 WL 2560488, at *3 (N.D. Cal. June 22, 2010). Here, Plaintiff is essentially

1 appealing various state court decisions rejecting his arguments and purported evidence of corruption
2 on the part of Defendant Horton and the Judicial Defendants. Because Plaintiff complains "of a
3 legal wrong allegedly committed by the state court and seeks relief from the judgment of that court,"
4 this Court lacks jurisdiction to consider his claims. *Khanna*, 505 F. Supp. 2d at 641 (quoting *Noel v.*
5 *Hall*, 341 F.3d 1148, 1163 (9th Cir. 2003)).
6 Second, to the extent that any of Plaintiff's claims against Judicial Defendants would survive
7 both judicial immunity and *Rooker-Feldman*, Plaintiff has wholly failed to state a claim as against
8 any Judicial Defendant. Instead of facts, Plaintiff recounts in detail the Judicial Defendants'
9 decisions against him and then concludes, *ipso facto*, that they are corrupt. Such allegations are
10 entirely conclusory and therefore lacking in merit. *See Moss v. United States Secret Serv.*, 572 F.3d
11 962, 969, 971 (9th Cir. 2009) (assigning no weight to conclusory allegations); *see also Bell Atlantic*
12 *Corp. v. Twombly*, 550 U.S. 544 (2007); *Ashcroft v. Iqbal*, 129 S. Ct. 1937 (2009). As Judge Ryu
13 noted, Plaintiff's FAC "does not set forth clear causes of action, but lambastes prior judicial
14 decisions against Plaintiff, corporate influence in American politics, and pervasive corruption in the
15 judiciaries and regulatory agencies of the United States, California, and Nevada." R&R at 2 (citing
16 FAC at 5-28). Although a pro se plaintiff would ordinarily be given some degree of leniency, in the
17 instant case, Plaintiff is an attorney who has filed numerous similar claims. *See Missud v. San*
18 *Francisco Sup. Ct.*, No. 11-1856 PJH (N.D. Cal. April 18, 2011); *Missud v. D.R. Horton, Inc.*, No.
19 10-235-SI (N.D. Cal. Jan. 19, 2010); *Missud v. D.R. Horton, Inc.*, No. 07-2625-SBA (N.D. Cal. filed
20 May 17, 2007); *Missud v. D.R. Horton, Inc.*, No. A551662 (Nev. Dist. Ct. filed Nov. 13, 2007);
21 *Missud v. D.R. Horton, Inc.*, No. 06-457207 (Cal. Super. Ct. filed Oct. 23, 2006); *Missud v. D.R.*
22 *Horton, Inc.*, No. 05-447499 (Cal. Super. Ct. filed Dec. 9, 2005); *Missud v. D.R. Horton, Inc.*, No.
23 05-444247 (Cal. Super. Ct. filed Aug. 22, 2005). In each one, Plaintiff has flouted the requirements
24 of Rule 11 and made sweeping, frivolous accusations without factual support. *See, e.g., Missud v.*
25 *San Francisco Sup. Ct.*, No. 11-1856 PJH, Docket No. 54, at 2 (N.D. Cal. Feb. 13, 2012) ("[T]he
26 details of plaintiff's allegations are elusive; the complaint is loaded with vague, conclusory, and
27 hyperbolic statements, as well as what appear to be nonsensical and far-flung facts. The court also
28 notes that some of the allegations are quite reckless given plaintiff's status as an officer of the very

court he is suing."). Accordingly, dismissal with prejudice as against the Judicial Defendants is warranted.

3. Service of Process – Unserved Defendants

Judge Ryu recommends dismissing Plaintiff's complaint as against the Unserved Defendants[6] without prejudice based on Plaintiff's failure to serve them within 120 days as required by Federal Rule of Civil Procedure 4(m). The Court finds the report correct, well-reasoned, and thorough, and **ADOPTS** the R&R in full as to Unserved Defendants.

B. Plaintiff's Requests for Judicial Notice

Plaintiff has filed sixteen requests for judicial notice in this action, totaling over 1,300 pages of documents. Plaintiff asks the Court to take judicial notice of documents that, *e.g.*, "provide proof of ALL the allegations in the [FAC]." Plaintiff's Request for Judicial Notice ("RJN"), Docket No. 58, at 2. While many of these documents (*i.e.*, filings and orders in other court proceedings) are judicially noticeable for certain purposes, such as to demonstrate the existence of other court proceedings, they are not judicially noticeable for Mr. Missud's purpose, which is to demonstrate that his arguments and allegations against Defendants are true.[7] *See* Fed. R. Evid. 201. Other documents, such as articles about judicial fund-raising, are not judicially noticeable for any purpose, much less Plaintiff's proffered purpose of demonstrating improper conduct on the part of any Defendant. *See, e.g.*, Docket No. 58 at Chapter 5. As with Mr. Missud's other filings, he equates denial of any of his requests with corruption, such that the more he loses, the greater the proof of corruption he has purportedly unveiled. These documents are not judicially noticeable as any kind of substantive proof of his claims.

Accordingly, the Court **GRANTS** Plaintiff's Request for Judicial Notice as to the official court documents from other proceedings, and **DENIES** the request as to all other documents. In addition, the Court emphasizes that the fact it takes judicial notice of court documents does not mean

---

[6] State of Nevada, Susan Eckhardt, David Sarnowski, the Nevada State Bar, and Constance Akridge.

[7] In addition, many of the documents contain Mr. Missud's own annotations, which are argument and not judicially noticeable.

that it agrees with Plaintiff's characterization of the meaning of those documents.

C. Requests for Subpoenas and Marshal Service

Mr. Missud has filed a request for subpoenas due to what he describes as officials' disregard of his previous subpoenas. Specifically, he requests that the Court sign subpoenas demanding production of video evidence, rulings, and other documents from the Nevada District Court which Mr. Missud contends would demonstrate Judge Gonzales's bias. *See* Docket No. 55-2. Similarly, at Docket No. 73, Plaintiff requests judicial notice of the fact that the California Superior Court has acknowledged receipt of his subpoenas. However, the document to which Mr. Missud points is a letter from the Superior Court's attorney noting that a subpoena is unnecessary to obtain transcripts of proceedings. Instead, the letter provides contact information for the court reporters from whom Mr. Missud can request the transcripts he seeks. *See id.* Ex. 1.

Because the Court has already dismissed Plaintiff's claims against Judge Gonzales with prejudice as described above, the Court **DENIES** Plaintiff's request as moot.

Plaintiff also requests that this Court appoint federal Marshals to serve the Summons and complaint on state judges and officials. *See* Docket No. 55-1, 65. Plaintiff cites to Federal Rule of Civil Procedure 4(c)(3), which gives the Court discretion to order U.S. Marshals to effect service. However, most of the defendants on whom Plaintiff requests service are already covered by the Court's ruling above to dismiss the complaint with prejudice as against Judicial Defendants. Indeed, Plaintiff's request at Docket No. 65 requests service only on Judge Gonzales and Court CEO Grierson. Moreover, with respect to the Unserved Defendants, as Judge Ryu found, Plaintiff has failed to show any cause for why he has failed to properly serve Defendants prior to the Rule 4(m) deadline. Plaintiff's requests for service are well past the 120-day deadline imposed by Rule 4(m). Accordingly, the Court **DENIES** Plaintiff's requests to appoint U.S. Marshals to effect service on any Defendants.

D. Motion to Declare Plaintiff a Vexatious Litigant

Defendant Horton has filed a motion to declare Plaintiff a vexatious litigant and to impose a pre-filing order on him. "The All Writs Act, 28 U.S.C. § 1651(a), provides district courts with the inherent power to enter pre-filing orders against vexatious litigants. However, such pre-filing orders

are an extreme remedy that should rarely be used." *Molski v. Evergreen Dynasty Corp.*, 500 F.3d 1047, 1057 (9th Cir. 2007) (internal citations omitted). A pre-filing review order is appropriate if (1) the plaintiff is given adequate notice and an opportunity to oppose the order; (2) the Court compiles an adequate record for review; (3) the Court makes substantive findings as to the frivolous or harassing nature of the litigant's actions; and (4) the order is narrowly tailored "to closely fit the specific vice encountered." *Id.* (quoting *De Long v. Hennessey*, 912 F.2d 1144, 1145-48 (9th Cir. 1990)); *see also Johns v. Town of Los Gatos*, 834 F. Supp. 1230, 1232 (N.D. Cal. 1993) (applying *De Long*).

1. Notice

In the instant case, the Court finds that the notice requirement has been satisfied, as Defendant Horton's motion to declare Plaintiff a Vexatious Litigant provided him with notice, and he has received an opportunity to be heard by filing his opposition to said motion and through the hearing set for March 9, 2012. *See Molski*, 500 F.3d at 1057 ("Molski had fair notice of the possibility that he might be declared a vexatious litigant . . . because the district court's order was prompted by a motion filed by the defendants and served on Molski's counsel. Also, Molski had the opportunity to oppose the motion, both in writing and at a hearing.").

2. Adequate Record

The second requirement is that the Court compile an adequate record for review. "An adequate record for review should include a listing of all the cases and motions that led the district court to conclude that a vexatious litigant order was needed." *Id.* (quoting *De Long*, 912 F.2d at 1147).

In the instant case, Mr. Missud has been involved in the following prior actions against Defendant Horton, for which the record contains orders and filings supplied by the parties:

- *Missud v. D.R. Horton, et al.*, CGC 05-444247, San Francisco Superior Court. Defendant's RJN, Docket No. 61, Ex. 1. The court sustained a motion to quash service of summons and complaint on grounds of forum non conveniens and dismissed the case without prejudice on November 9, 2005.
- *Missud v. D.R. Horton, et al.*, CGC 05-447499, San Francisco Superior Court. Defendant's

1 RJN, Docket No. 61, Ex. 2. The court sustained a motion to quash service of summons and
2 complaint on grounds of lack of personal jurisdiction against Horton, sustained the motion on
3 grounds of failure to effect proper service as to the remaining defendants (including DHI), and
4 dismissed the case against Horton without prejudice on April 25, 2006. *Id.* The court quashed
5 service of summons as against the remaining defendants again on September 13, 2006. Defendant's
6 RJN, Docket No. 61, Ex. 3. Finally, the court dismissed the action without prejudice as against the
7 remaining defendants based on lack of personal jurisdiction on January 11, 2007. Defendant's RJN,
8 Docket No. 61, Ex. 4.
9 • *Missud v. D.R. Horton, et al.*, CGC 06-457207, San Francisco Superior Court. Defendant's
10 RJN, Docket No. 61, Ex. 5. On February 15, 2007, the court dismissed the action without prejudice
11 against all defendants for lack of personal jurisdiction and took defendants' motion to declare Mr.
12 Missud a vexatious litigant off calendar in light of its dismissal. *Id.*
13 • *Missud v. D.R. Horton, et al.*, C 07-2625 SBA, United States District Court for the Northern
14 District of California. Defendant's RJN, Docket No. 61, Ex. 6. On October 30, 2007, the court
15 dismissed the action for lack of personal jurisdiction, forum non conveniens, and statute of
16 limitations. The court also issued an order noting that Plaintiff had submitted numerous post-
17 judgment documents to the court that failed to comply with the applicable Local Rules.
18 Defendant's RJN, Docket No. 61, Ex. 9. The court therefore ordered Plaintiff to comply with said
19 rules, and authorized the Case Systems Administrator to "return all non-conforming papers to
20 Plaintiff." *Id.*
21 • *Missud v. D.R. Horton, et al.*, No. A551662, Nevada District Court, Clark County.
22 Defendant's RJN, Docket No. 61, Ex. 7. In this case, the court held Mr. Missud in contempt for
23 knowingly and intentionally violating the terms of a stipulated protective order and for sending
24 threatening communications to witnesses and counsel involved in the litigation. *Id.* at 2. The court
25 granted defendants an award of attorney's fees and costs in conjunction with enforcing the
26 protective order and the contempt proceedings, in the amount of over $48,000. *Id.* at 5. The court
27 justified its fee award in part on the basis that Mr. Missud "continuously and unrelentingly refused
28 to comply with this Court's various Orders" and that he had engaged in "continuous improper

1 conduct," which drove up the cost of litigation. *Id.* at 6-7. Excerpts of the transcript from the show
2 cause proceedings before Judge Gonzales – in which Mr. Missud was instructed to show cause why
3 he should not be sanctioned – as well as Judge Gonzales's previous order finding Mr. Missud in
4 contempt, are also in the record, Plaintiff's Request for Judicial Notice ("RJN"), Docket No. 58,
5 Chapter 4, as well as transcripts of previous proceedings in the matter before Commissioner Bulla,
6 RJN, Docket No. 84, Ex. 3. On appeal, the Supreme Court denied Mr. Missud's motion for a stay,
7 motion for a moratorium on all nonjudicial foreclosures, and motion to compel discovery on June
8 20, 2011, noting that Plaintiff had not sought a stay in the district court and that such relief was
9 unwarranted nonetheless. *Missud v. D.R. Horton, et al.*, No. 56502, Nevada Supreme Court.
10 Defendant's RJN, Docket No. 61, Ex. 10. In addition, the court noted that "Mr. Missud's filings in
11 this matter have been voluminous and meritless thus far. We caution him that further abuse will
12 result in the imposition of sanctions." *Id.* The Supreme Court later affirmed the District Court's
13 order imposing sanctions, finding that Mr. and Mrs. Missud had failed to "raise any challenge on
14 appeal as to the district court's findings that appellants engaged in abusive litigation tactics by
15 contacting and threatening [Horton's] employees." Plaintiff's RJN, Docket No. 58, Chapter 5,
16 November 22, 2011 Order at 2. The Court rejected Mr. Missud's claims that the district court failed
17 to consider his evidence, that the court violated his due process rights, and that the order was
18 procured by fraud. *Id.* It later denied rehearing of Mr. Missud's claims in response to his petition
19 for rehearing en banc. Plaintiff's RJN, Docket No. 74, February 24, 2012 Order.

20 • *Missud v. D.R. Horton, et al.*, No. 10-235 SI, United States District Court for the Northern
21 District of California. Defendant's RJN, Docket No. 61, Ex. 8. On April 2, 2010, Judge Illston
22 dismissed Defendant Judges Armstrong, Benitez, Edenfield, and Redinger with prejudice on the
23 grounds of absolute judicial immunity. The court dismissed Plaintiff's remaining claims against
24 other defendants without prejudice based on his voluntary dismissal.

25 • *Missud v. D.R. Horton, et al.*, No. CPF 10-510876, San Francisco Superior Court. *See*
26 Defendant's RJN, Docket No. 61, Ex. 12. Horton initiated this case to domesticate the Nevada State
27 Court judgment to California. *See* Docket No. 59 at 14-15. The Superior Court, Judge Giorgi,
28 denied Mr. Missud's motion to vacate the Nevada judgment. *See* Plaintiff's RJN, Docket No. 58,

1 Chapter 6 (partial transcript of January 19, 2011 proceedings); *see also id.* (transcript of June 30,
2 2011 proceedings regarding motion for reconsideration). In case no. No. A131566, the Court of
3 Appeal, First Appellate District, struck a "Declaration in Support of Already Registered Evidence"
4 which Plaintiff claimed listed "examples of 'official and judicial corruption' supported by citations
5 to specified internet addresses." Defendant's RJN, Docket No. 61, Ex. 12. The court struck the
6 declaration as unauthorized under the rules of court. *Id.* The court later affirmed the Superior
7 Court's denial of Mr. Missud's motion to vacate the Nevada state court judgment. Defendant's
8 RJN, Docket No. 61, Ex. 12. The Court of Appeal noted numerous "procedural inadequacies" in
9 Plaintiff's submissions to the Court. *Id.* at 2. Nonetheless, considering the appeal on the merits, the
10 Court found that "Missud's briefs contain no comprehensible legal argument as to why the order he
11 challenges should be reversed." *Id.* On further appeal in Case No. S1983532, the California
12 Supreme Court denied Mr. Missud's request for judicial notice and petition for writ of mandate. *See*
13 Defendant's RJN, Docket No. 61, Ex. 13; *see also* Plaintiff's RJN, Docket No. 58, Chapter 10
14 (attaching petition for writ of mandate).

15 • *Missud v. D.R. Horton, et al.*, No. 11-3567 EMC, U.S. District Court for the Northern
16 District of California. In the instant case, Plaintiff again attempts to subject Horton to personal
17 jurisdiction in California, despite the fact that numerous courts have already rejected such claims
18 and despite the fact that he offers no evidence of Horton's contacts with California that would be
19 sufficient to confer general or specific jurisdiction. In addition, as other courts have noted, Plaintiff
20 has continued to file voluminous and procedurally improper documents with this Court, including
21 successive requests for judicial notice discussed further below.

22 Accordingly, given the record compiled from Mr. Missud's prior actions against Horton,
23 listed above, and the record on file in the case at bar, the Court concludes the record is adequate for
24 review. *Molski*, 500 F.3d at 1057.

25 3. <u>Substantive Findings as to the Frivolous or Harassing Nature of Plaintiff's Actions</u>

26 Under the third prong, the Court must "look at both the number and content of the filings as
27 indicia of the frivolousness of the litigant's claims." *Molski*, 500 F.3d at 1059 (citations and
28 quotation marks omitted). "An injunction cannot issue merely upon a showing of litigiousness. The

1 plaintiff's claims must not only be numerous, but also be patently without merit." *Id.* (citations and
2 quotation marks omitted). In the instant case, the Court finds that there is a sufficient basis to
3 conclude that Mr. Missud's litigation against Defendant Horton and its affiliates, subsidiaries, and
4 employees has been abusive and frivolous.
5 First, Plaintiff's claims against Horton have lacked any credible factual basis and Plaintiff
6 has refused to comply with Court rules and procedures in making his claims. Defendant sums up the
7 problem with Mr. Missud's tautological claims against Horton succinctly: "[H]e alleges that he lost
8 his prior six cases against D.R. Horton because the courts were 'corrupt.' As proof, he points to the
9 fact that he lost these six prior cases." Reply, Docket No. 70, at 6. Plaintiff's failure to comply with
10 Rule 11 and Civil Rule 11-4 is all the more troubling given his status as a member of the California
11 Bar. In the instant case, for example, besides his citation to § 1983 and general references to
12 racketeering, he has failed to provide Horton with notice of any concrete claims he raises against it.
13 Instead, his complaint is filled with summary accusations of corruption. *See, e.g.*, FAC at 4 (stating
14 that Horton has "caused thousands of consumers' financial evisceration through illegal means and
15 by corrupting public figures"); Objection to R&R, Docket No. 55, at 2 ("This has already become a
16 landmark case. It already showcases absolute corruption of 23 judges made possible by the Citizen$-
17 United ruling which has paved a long, tortuous path for ordinary, real, flesh-and-blood, non-
18 corporate, fleece-able, citizen-litigants."); *id.* at 5 (stating that in comparison the Defendants in this
19 case, "Not even Hosni Mubarak financially raped Egypt quite so much."); *id.* at 12 ("Billion dollar
20 DHI was not content with just the purchase of Nevada's di$trict and $upreme court$. DHI also had
21 to prove that it could buy California's."). These are just a small sampling of Plaintiff's unsupported
22 accusations against Horton and other Defendants.
23 Plaintiff's opposition, Docket No. 67, continues this tactic, as he merely restates his
24 conclusory claims that Horton has "bought" numerous federal and state judges and public officials,
25 with no factual allegations to support such a claim. *See, e.g.*, Opp. at 6 (alleging that DHI "bought"
26 Commissioner Bulla and Judge Gonzales, with no support other than the fact that those officials
27 ruled against Mr. Missud); Opp. at 7 (speculating that Horton has wired money to the Cayman
28 Islands as payment to corrupt judges). He also seems to assume that one decision against Horton in

an unrelated case would be sufficient to constitute "proof" of his own claims. *See, e.g.*, Opp. at 7 (faulting Judge Armstrong for disregarding a verdict against Horton in a different case in Nevada state court, in which Mr. Missud was not involved).

As another example, Mr. Missud filed a request for judicial notice in conjunction with his opposition to Defendant's motion to declare him a vexatious litigant. Docket No. 63. This RJN attaches numerous documents – including purported sales numbers for DR Horton and its subsidiaries, waivers of service of summons from prior cases, a National Labor Relations Board order from an unrelated case, the stipulated protective order in the Nevada state court case, transcripts of proceedings in prior cases, affidavits of service of subpoenas, and court orders in prior cases – that are either unauthenticated, unrelated to the present action, and/or not judicially noticeable for Mr. Missud's supposed purpose of demonstrating corruption and conspiracy. These documents merely provide further support to Horton's claim that Mr. Missud's tactics are abusive and that he routinely violates the Local Rules[8] and Federal Rules of Civil Procedure.[9]

---

[8] Local Rule 11-4, Standards of Professional Conduct, provides in relevant part:

> (a) Duties and Responsibilities. Every member of the bar of this Court and any attorney permitted to practice in this Court under Civil L.R. 11 must:
>
> > (1) Be familiar and comply with the standards of professional conduct required of members of the State Bar of California;
> >
> > (2) Comply with the Local Rules of this Court;
> >
> > (3) Maintain respect due to courts of justice and judicial officers;
> >
> > (4) Practice with the honesty, care, and decorum required for the fair and efficient administration of justice; [and]
> >
> > (5) Discharge his or her obligations to his or her client and the Court.

[9] Rule 11 provides in pertinent part as follows:

> (b) Representations to the Court. By presenting to the court a pleading, written motion, or other paper-whether by signing, filing, submitting, or later advocating it-an attorney or unrepresented party certifies that to the best of the person's knowledge, information, and

These tactics are similar to those for which the Nevada courts previously sanctioned Mr. Missud. *See* Defendant's RJN, Docket No. 61, Ex. 7, at 6 (Nevada District Court sanctioned Mr. Missud for "continuously and unrelentingly refus[ing] to comply with this Court's various Orders" and for his "continuous improper conduct"). In addition, California state courts have noted Mr. Missud's failure to comply with the rules and his refusal to provide cogent legal and factual bases for his arguments. *See id.* Ex. 12 at 2 (California Court of Appeal noted numerous "procedural inadequacies" in Plaintiff's submissions to the Court, and found on the merits that "Missud's briefs contain no comprehensible legal argument as to why the order he challenges should be reversed."). Judge Armstrong has also noted Plaintiff's unwillingness to comply with Court rules in this District. *See* Order, 07-2625-SBA, Docket No. 54 (noting that Missud "has submitted numerous papers to this Court which do not conform to the local rules governing the form and manner of papers," and ordering Plaintiff to comply with the Local Rules). Accordingly, Plaintiff's failure to provide factual support for his claims and failure to comply with Court rules weighs in favor of declaring him a vexatious litigant. *See Molski*, 500 F.3d at 1059 (upholding district court's conclusion "that the large number of complaints filed by Molski containing false or exaggerated allegations of injury

---

belief, formed after an inquiry reasonable under the circumstances:

> (1) it is not being presented for any improper purpose, such as to harass, cause unnecessary delay, or needlessly increase the cost of litigation;
>
> (2) the claims, defenses, and other legal contentions are warranted by existing law or by a nonfrivolous argument for extending, modifying, or reversing existing law or for establishing new law;
>
> (3) the factual contentions have evidentiary support or, if specifically so identified, will likely have evidentiary support after a reasonable opportunity for further investigation or discovery; and

....

(c) Sanctions.

> (1) In General. If, after notice and a reasonable opportunity to respond, the court determines that Rule 11(b) has been violated, the court may impose an appropriate sanction on any attorney, law firm, or party that violated the rule or is responsible for the violation.

1 [and] were [therefore] vexatious").

2 Second, Mr. Missud appears to be motivated more by obtaining press for himself and
3 imposing expense on Horton than by any legitimate claim for relief. In addition to his own
4 representations to this Court in his filings, *see* Objection to R&R, Docket No. 55, at 2 ("Prior to
5 PACER registration this pleading was transmitted to over 500 syndicated media contacts in only
6 minutes."), Horton provides copies of Plaintiff's prior communications indicating an intent to harass
7 and increase expense for Horton. *See* Docket No. 59, Ex. A (fax from Mr. Missud to Horton counsel
8 Odou stating that his goal was to make things "horrendously expensive" for them and that he would
9 initiate as many class action lawsuits and investigations as possible, along with press notifications
10 designed to embarrass Defendant). Plaintiff does not dispute the authenticity of this communication,
11 nor its meaning. *See* Opposition, Docket No. 67, at 20 ("If these matters have become 'horrendously
12 expensive' for DHI, then so be it."). Defendant's Reply attaches additional communications from
13 Plaintiff to attorneys and large media lists, attempting to gain traction for his cases in the press. *See*
14 Reply, Docket No. 70, Exs. A-C. Plaintiff's apparent intent to harass Horton through litigation
15 regardless of how many times Horton prevails, *see* Opp. at 10 (stating that prior sanctions have not
16 deterred him), weighs in favor of designating him a vexatious litigant. *See* Rule 11(b)(1) (requiring
17 party to certify that filings with the Court are "not being presented for any improper purpose, such as
18 to harass, cause unnecessary delay, or needlessly increase the cost of litigation"); *Eng v. Marcus &*
19 *Millichap Co.*, No. C 10-05050 CRB, 2011 WL 2175207, at *2 (N.D. Cal. June 3, 2011)
20 (considering fact that plaintiff filed suit the same day he had been declared a vexatious litigant in
21 another court, and fact that plaintiff had sent threatening emails to defendants, as probative of his
22 "improper purpose of harassing Defendants" and justification for declaring him a vexatious litigant).

23 Third, Plaintiff continues to attempt to sue Horton in California despite multiple court rulings
24 that Horton is not subject to personal jurisdiction in California. Such conduct is harassing. *See*
25 *Zaldivar v. City of Los Angeles*, 780 F.2d 823, 832 (9th Cir.1986) ("Without question, successive
26 complaints based upon propositions of law previously rejected may constitute harassment under
27 Rule 11."); *McMahon v. Pier 39 Ltd. Partnership*, No. C03-00251 CRB, 2003 WL 22939233, at *6,
28 *8 (N.D. Cal. Dec. 5, 2003) (finding plaintiff had violated Rule 11 through harassing conduct and

1 repeatedly filing claims based on the same basic issues, and using Rule 11 violations as support for
2 declaring plaintiff a vexatious litigant).
3 Fourth, Plaintiff's successive complaints have alleged similar misconduct against Horton and
4 other common defendants despite multiple court rulings against him. As noted above, all of Mr.
5 Missud's actions involving Horton appear to relate, at bottom, to his dealings with Horton and DHI
6 in 2003 and 2004 in conjunction with his purchase of a home in Nevada and his allegations that
7 Horton and its affiliates committed fraud and tortuous misconduct against him at that time. *See* 07-
8 2625 SBA, Docket No. 38, at 1-3 (summarizing three California state court claims – two of which
9 alleged emotional distress claims and one of which alleged fraud and intentional misrepresentation
10 claims – and 2007 federal claim before Judge Armstrong alleging similar claims against same
11 defendants). Judge Armstrong ruled that not only did California courts lack personal jurisdiction
12 over Horton and its affiliates, but also that Mr. Missud's claims were barred by the statute of
13 limitations. *Id.* at 4-7, 8-10.
14 Rather than abandon his claims, however, Mr. Missud has simply ratcheted up his litigious
15 conduct in the aftermath of Judge Armstrong's ruling, threatening her and other allegedly "corrupt"
16 judges with lawsuits based on their adverse rulings. *See* 07-2625 SBA, Docket No. 45 (filing post-
17 judgment letters accusing various judicial officers, including present Defendants Armstrong,
18 Benitez, and Coltrane, of corruption and threatening legal action against them); *id.* Docket No. 55
19 (post-judgment letter indicating his intent to file RICO claims against Horton for its apparent
20 conspiracy with judges). Plaintiff's subsequent federal suits against Horton and various judicial
21 defendants have continued the same allegations of conspiracy and corruption. *See* 10-235 SI,
22 Docket No. 1 (alleging racketeering, corruption, whistle-blower retaliation, and various
23 constitutional claims against Horton and affiliates, as well as present Defendants Coltrane, Eckhardt,
24 Armstrong, and Benitez, among others). Although Judge Illston dismissed the federal judicial
25 defendants with prejudice based on judicial immunity, *see id.* Docket No. 47, Mr. Missud
26 nonetheless re-names Judges Armstrong and Benitez in the instant case. Indeed, Mr. Missud
27 confirmed at oral argument that sanctions against him have not and will not deter him from
28 continuing this course of conduct. Accordingly, Mr. Missud has demonstrated intent to continue

1 frivolously litigating against Defendant Horton and others in spite of judicial rulings against him.
2 Absent a pre-filing order, there is every indication from the record that Mr. Missud will continue to
3 harass Defendant Horton and its affiliates and employees.

4 Accordingly, the Court finds that Plaintiff's conduct against Horton has been both frivolous
5 and harassing.

6 4. Narrowly Tailored Order

7 As to the fourth factor, Defendant Horton requests an order requiring the following:

8 (1) Post Security of Costs in this action in the amount of $50,000, absent which the
9 complaint would be subject to dismissal with prejudice;

10 (2) Obtain pre-filing permission before filing any actions on his behalf or on behalf of his
11 spouse, Julie Missud, if those complaints name as parties Horton, DHI, their affiliates, their
12 employees, and their attorneys or other individuals associated with this action. Defendant requests
13 that Plaintiff be ordered to provide a copy of any proposed complaint along with a letter requesting
14 that the complaint be filed and copies of the Nevada State Court orders finding him in contempt and
15 sanctioning him, proof of satisfaction of the Judgments of Sanctions against him, and a copy of this
16 Court's order in this case;

17 (3) Post Security of Costs in any future action against the Parties in this matter, in an
18 amount to be determined by this Court; and

19 (4) Pay sanctions of at least $1,000 in an amount determined by this Court and report
20 said sanctions to the State Bar for any appropriate disciplinary review.

21 Defendant also suggests a possible order requiring Plaintiff to complete anger management
22 and ethics continuing education. Finally, Defendant proposes that any violation of the pre-filing
23 order would expose Plaintiff to a contempt hearing and injunctive relief consistent with the order,
24 and that any action filed in violation of the order be subject to dismissal.

25 Although Defendant's requests are reasonable, they are more extreme than the orders the
26 Ninth Circuit found to be appropriately tailored in *Molski*. In *Molski*, the district court imposed a
27 pre-filing order that covered only "actions under Title III of the ADA in the Central District of
28 California" and subjected such claims to a pre-filing review. *Molski*, 500 F.3d at 1061; *Cf. De Long*,

1 912 F.2d at 1148 (finding an order preventing the plaintiff from filing any suit in a particular district
2 court overbroad). In the instant case, the Court finds that a narrow order requiring Plaintiff to obtain
3 pre-filing review of any new action he files or causes to be filed against Defendant Horton or its
4 affiliates/subsidiaries/employees in the Northern District of California is appropriate.

5 5. Attorney Sanctions

6 Finally, the Court notes that a pre-filing order is also an appropriate sanction for attorney
7 misconduct. *See Molski*, 500 F.3d at 1062 (upholding a pre-filing order imposed against a law firm
8 pursuant to the court's "inherent power to regulate abusive or bad-faith litigation"). Grounds for
9 sanctioning attorneys are similar to the bases discussed above for the vexatious litigant standard,
10 including findings that the attorney has "willful[ly] abuse[d] [] the judicial process," engaged in
11 "bad faith conduct during litigation," "fil[ed] frivolous papers," or "violat[ed] [] ethics rules." *Id.* at
12 1063 (citations omitted). An attorney, like a potential vexatious litigant, must be given notice and
13 an opportunity to be heard before imposing sanctions, and the sanctions must be tailored to the
14 misconduct. *Id.* For the reasons stated above, Missud's conduct qualifies for the Court's
15 discretionary imposition of sanctions, including a pre-filing order. Thus, the Court's power to
16 sanction attorney misconduct offers another independent grounds for its order.

17 Accordingly, Defendant's motion to declare Plaintiff a vexatious litigant is **GRANTED**.
18 Plaintiff is adjudged a vexatious litigant and ordered to obtain leave of Court before filing or causing
19 to be filed any new action in this District against D.R. Horton or any of its affiliates (including DHI
20 Mortgage), subsidiaries, and/or employees.

21 **III. CONCLUSION**

22 For the foregoing reasons, the Court orders as follows:

23 (1) Magistrate Judge Ryu's R&R is **ADOPTED** as modified herein. Plaintiff's claims against
24 Defendant Horton are dismissed for lack of personal jurisdiction. Plaintiff's claims against
25 the Judicial Defendants[10] are dismissed with prejudice on the grounds of judicial immunity,

26

27 [10] Special Magistrate Curtis Coltrane of Beaufort County, South Carolina; Court Clerk Steven Grierson and Judge Elizabeth Gonzales of the Clark County Courts of Nevada; Discovery
28 Commissioner Bonnie Bulla of Nevada's Eighth Judicial District Court; Chief Justice Nancy M. Saiita and Justices Michael L. Douglas, James W. Hardesty, Kristina Pickering, Mark Gibbons,

the *Rooker-Feldman* doctrine, and failure to state a claim. Plaintiff's claims against the Unserved Defendants[11] are dismissed for failure to effect proper service under Rule 4(m). Judgment will be entered in favor of Defendants and against Plaintiff. The Clerk of the Court is instructed to close the file.

(2) Plaintiff's Requests for Judicial Notice are **GRANTED** as to official court documents from other proceedings, and **DENIED** as to all other documents he has submitted to this Court.

(3) Plaintiff's Requests for Subpoenas and U.S. Marshal Service are **DENIED.**

(4) Defendant Horton's motion to declare Plaintiff a vexatious litigant is **GRANTED**. The Clerk of this Court may not file or accept any further complaints filed by or on behalf of Mr. Missud (as a named Plaintiff) that name as defendants D.R. Horton or any of its affiliates (including DHI Mortgage), subsidiaries, and/or employees. If Mr. Missud wishes to file a complaint against any of these entities and/or individuals, he shall provide a copy of any such complaint, a letter requesting that the complaint be filed, and a copy of this Order to the Clerk of this Court. The Clerk shall then forward the complaint, letter, and copy of this Order to the Duty Judge for a determination whether the complaint should be accepted for filing. Any violation of this Order will expose Plaintiff to a contempt hearing and appropriate sanctions, and any action filed in violation of this Order will be subject to dismissal.

(5) Mr. Missud is forewarned that any future suit he files with the Court which does not comply with the good faith requirements of Fed. R. Civ. P. 11 will be subject to sanctions including monetary sanctions.

///

///

Michael Cherry, and Ron Parraguirre of the Supreme Court of Nevada; San Francisco Superior Court Judges Charlotte Woolard and Loretta Giorgi; Judge Saundra Armstrong of the U.S. District Court for the Northern District of California; Judge Roger Hunt of the U.S. District Court for the District of Nevada; Judge Roger Benitez of the U.S. District Court for the Southern District of California; the Nevada Supreme Court; and the Eighth Judicial District Court of County of Clark.

[11] State of Nevada, Susan Eckhardt, David Sarnowski, the Nevada State Bar, and Constance Akridge.

(6) Mr. Missud is referred to the State Bar and the Standing Committee on Professional Conduct pursuant to Civ. L.R. 11-6(a)(3)-(4) for any appropriate disciplinary action.

This Order disposes of Docket Nos. 37, 53, 59, 65.

IT IS SO ORDERED.

Dated: March 22, 2012



EDWARD M. CHEN
United States District Judge

United States District Court
For the Northern District of California

EXHIBIT C

IN THE UNITED STATES DISTRICT COURT

FOR THE NORTHERN DISTRICT OF CALIFORNIA

PATRICK MISSUD,

Plaintiff,

v.

SAN FRANCISCO SUPERIOR COURT, et al.,

Defendants.
_______________________________/

No. C 12-03117 WHA

ORDER DISMISSING ACTION WITH PREJUDICE AND DECLARING PLAINTIFF A VEXATIOUS LITIGANT

Plaintiff Patrick Missud, an attorney licensed in California (State Bar No. 219614) and representing himself, has brought suit pursuant to 42 U.S.C. 1983 against several defendants, including Judges Patrick Mahoney, Andrew Cheng, and Harold Kahn; Justices William McGuiness, Martin Jenkins, and Stuart Pollak; the San Francisco Superior Court, the California First District Court of Appeals, the Commission on Judicial Performance; and the State Bar of California. Generally, Attorney Missud alleges that defendants in the judiciary are involved in a conspiracy to silence non-wealthy litigants. The State Bar filed a motion to dismiss on Eleventh Amendment grounds. The hearing on the motion to dismiss was vacated and Attorney Missud was ordered to show cause why he should not be declared a vexatious litigant (Dkt. No. 59).

For the reasons stated below, all claims are **DISMISSED WITH PREJUDICE** on grounds of judicial immunity and the Eleventh Amendment. Moreover, this order declares Attorney Missud a **VEXATIOUS LITIGANT** and requires pre-filing review for future complaints filed by Attorney Missud against judicial entities, including judges and courts.

1. **DISMISSAL OF THIS ACTION.**

Defendant State Bar of California has moved to dismiss claims against it on grounds of Eleventh Amendment immunity (Dkt. No. 18). On August 21, this Court issued an order to show cause why all claims against all defendants should not be dismissed on grounds of judicial immunity and the Eleventh Amendment (Dkt. No. 47). Attorney Missud has filed multiple responses, none of which is persuasive.

Absolute immunity from civil liability is generally accorded to state and federal judges functioning in their official capacities. *Olsen v. Idaho State Bd. of Med.*, 363 F.3d 916, 923 (9th Cir. 2004). Judicial immunity can be stripped if the judge acts in the clear absence of all jurisdiction. *Sadoski v. Mosley*, 435 F.3d 1076, 1079 (9th Cir. 2006). While Attorney Missud asserts that the judicial defendants acted without authority, he fails to explain sufficiently how they have done so. Instead, Attorney Missud makes vague and conclusive complaints of wrongdoing: (1) the First District Court of Appeal will "rubber stamp" any decision by the San Francisco Superior Court, (2) that judges have ignored facts and made up law to favor "deep pockets," and (3) particular judges have wrongfully "compelled" arbitration.

In this current action, like in his previous lawsuits, Attorney Missud recounts decisions against him and people of low income and then concludes, ipso facto, that the judges ruling in those cases are corrupt. *See, e.g., Missud v. San Francisco Sup. Ct.*, Civ. 11-1856, Dkt. No. 54 at *2 (N.D. Cal. Feb. 13, 2012) (Hamilton, J.) ("[T]he details of plaintiff's allegations are elusive; the complaint is loaded with vague, conclusory, and hyperbolic statements, as well as what appear to be nonsensical and far-flung facts. The court also notes that some of the allegations are quite reckless given plaintiff's status as an officer of the very court he is suing."). Although a pro se plaintiff would ordinarily be given some degree of leniency in his pleadings, Attorney Missud is an attorney who is currently under investigation by the State Bar for filing similar frivilous lawsuits. *Patrick Missud v. State of Nevada, et al.*, Civ. 11-3567 (N.D. Cal. Mar. 22, 2012) (Chen, J.) (listing other similar actions filed by Attorney Missud). Therefore, this order dismisses with prejudice claims against the judicial defendants.

1 In the absence of a waiver by the state or a valid congressional override,"[t]he Eleventh
2 Amendment bars suits which seek either damages or injunctive relief against a state, an 'arm of
3 the state,' its instrumentalities, or its agencies." *Franceschi v. Schwartz*, 57 F.3d 828, 831 (9th
4 Cir. 1995). The California State Bar, San Francisco Superior Court, California First District
5 Court of Appeals, and the Commission on Judicial Performance (a state agency created by
6 Article VI, Section 8 of the California Constitution to investigate complaints of judicial
7 misconduct) are arms of California and therefore entitled to Eleventh Amendment immunity.
8 *See Greater Los Angeles Council on Deafness, Inc. v. Zolin*, 812 F.2d 1103, 1110 (9th Cir. 1987)
9 (Superior Court of California was an arm of the state); *Lupert v. California State Bar*, 761 F.2d
10 1325, 1327 (9th Cir. 1985) (suit against State Bar committees barred by Eleventh Amendment).
11 For the reasons stated above, all claims in this action are **DISMISSED WITH PREJUDICE**.
12 Because Attorney Missud's proposed complaint is frivolous and without merit, his application to
13 proceed in forma pauperis is **DENIED**.
14 **2. VEXATIOUS LITIGANT.**
15 A pre-filing review order is appropriate if (1) the plaintiff is given adequate notice and an
16 opportunity to oppose the order; (2) the Court compiles an adequate record for review; (3) the
17 Court makes substantive findings as to the frivolous or harassing nature of the litigant's actions;
18 and (4) the order is narrowly tailored "to closely fit the specific vice encountered." *Molski v.*
19 *Evergreen Dynasty Corp.*, 500 F.3d 1047, 1057 (9th Cir. 2007) (internal citations omitted).
20 Attorney Missud is a frequent litigant and has been already declared a vexatious litigant
21 in this district before (but only as to a particular defendant, D.R. Horton, Inc., who is not a party
22 in this action). *Patrick Missud v. State of Nevada, et al.*, Civ. 11-3567 (N.D. Cal. Mar. 22, 2012)
23 (Chen, J.). As discussed, Attorney Missud has filed multiple prior lawsuits against judicial
24 defendants, including judges, courts, and other judicial entities. All of these prior actions were
25 dismissed as frivolous. *See, e.g.*, *Patrick Missud v. San Francisco Sup. Ct.*, Civ. 11-1856 (N.D.
26 Cal. Feb. 13, 2012) (Hamilton, J.); *Patrick Missud v. State of Nevada, et al.*, Civ. 11-3567 (N.D.
27 Cal. Mar. 22, 2012) (Chen, J.); *Patrick Missud v. D.R. Horton Inc., et al.*, Civ. 10-0235 (N.D.
28 Cal. April 2, 2010) (Illston, J.).

United States District Court
For the Northern District of California

1 Attorney Missud's multiple filings in federal and state courts arise from his purchase of a
2 home in Nevada in 2003. *See Patrice Missud v. D.R. Horton, et al.*, Civ. 07-2625 (N.D. Cal.
3 Oct. 30, 2007) (Armstrong, J.). Soon after his purchase, disputes arose over payments to the
4 homebuilder, D.R. Horton, Inc. Between 2005 and 2006, Attorney Missud filed three separate
5 actions against D.R. Horton and its affiliates in the San Francisco Superior Court alleging
6 emotional distress, fraud, and breach of contract. *Missud v. Horton, et al.*, No. 05-444247 (filed
7 Aug. 22, 2005), *Missud v. Horton, et al.*, No. 05-447499 (filed Dec. 9, 2005), *Missud et al. v.*
8 *Horton, et al.*, No. 06-457207 (filed Oct. 23, 2006). All three actions were dismissed for lack of
9 personal jurisdiction. Attorney Missud then began filing complaints in this district against the
10 same defendants alleging similar claims. The first filing was in 2007 before Judge Saundra
11 Armstrong. That action was dismissed for lack of personal jurisdiction, forum non conveniens,
12 and statute of limitations. *See Patrice Missud v. D.R. Horton, et al.*, Civ. 07-2625 at Dkt. No. 38
13 (N.D. Cal. Oct. 30, 2007) (Armstrong, J.).

14 Subsequently, Attorney Missud filed four more complaints in this district alleging,
15 among other things, that state and federal judges who previously ruled against him were
16 conspiring against him and the American public in general. In 2010, Attorney Missud filed a
17 complaint alleging that Judge Armstrong wrongfully silenced Attorney Missud by dismissing his
18 case in 2007, and that Magistrate Judge Curtis Coltrane, District Judge Roger Benitez, District
19 Judge Berry Edenfield, and District Judge Martin Reidinger were somehow conspiring with D.R.
20 Horton to silence people of low income. That complaint was dismissed by Judge Susan Illston
21 on grounds of judicial immunity. *Patrick Missud v. D.R. Horton Inc., et al.*, Civ. 10-0235 (N.D.
22 Cal. April 2, 2010) (Illston, J.). In April 2011, Attorney Missud filed a complaint alleging that
23 the San Francisco Superior Court and Superior Court Judge Charlotte Woolard were engaged in
24 a illegal conspiracy to force litigants into mediation or arbitration against their will. That
25 complaint was dismissed by Judge Phyllis Hamilton for failure to state a plausible claim and
26 judicial immunity. *Patrick Missud v. San Francisco Sup. Ct.*, Civ. 11-1856 at Dkt. No. 54 (N.D.
27 Cal. Feb. 13, 2012) (Hamilton, J.). In July 2011, Attorney Missud filed a complaint alleging that
28 several state and federal judges (renaming many of the same judges dismissed in prior actions)

1 and courts were corrupt and biased against people with low income. That complaint was
2 dismissed by Judge Edward Chen for failure to state a plausible claim and judicial immunity.
3 Judge Chen also declared Attorney Missud a vexatious litigant with respect to D.R. Horton, Inc.
4 and any of its affiliates. *Patrick Missud v. State of Nevada, et al.*, Civ. 11-3567 (N.D. Cal. Mar.
5 22, 2012) (Chen, J.). In June of this year, Attorney Missud filed this instant action against
6 several judicial defendants. As discussed, it too is frivolous and makes only reckless allegations
7 of judicial corruption.

8 Based on Attorney Missud's prior complaints, which have all failed to state plausible
9 claims against judicial defendants, this order finds that Attorney Missud's conduct against
10 judicial defendants has been both frivolous and harassing. As discussed, Attorney Missud was
11 given notice and an opportunity to oppose being declared a vexatious litigant (Dkt. No. 59).
12 After reviewing Attorney Missud's many filings in response, this order finds that none of his
13 explanations alter the frivolous and harassing nature of his conduct. Indeed, Attorney Missud's
14 responses have been nothing more than repetition of vague, conclusory, and sometimes
15 nonsensical allegations of judicial corruption implausible to support a claim.

16 Therefore, Attorney Missud is declared to be a VEXATIOUS LITIGANT as to all judicial
17 entities, including judges and courts. The Clerk of this Court may not file or accept any further
18 complaints filed by or on behalf of Attorney Missud (as a named plaintiff) that name judicial
19 entities as defendants. If Attorney Missud wishes to file a complaint against these entities and/or
20 individuals, he shall provide a copy of any such complaint, a letter requesting that the complaint
21 be filed, and a copy of this order to the Clerk of this Court. The Clerk shall then forward the
22 complaint, letter, and copy of this order to the undersigned for pre-filing review. If the Court
23 ascertains that the complaint or notice of appeal is duplicative or frivolous, it will not be filed
24 and will be returned to Attorney Missud. Otherwise, it will be given to the Clerk with
25 instructions to file it, subject to payment of fees.

26 Any violation of this order will expose Attorney Missud to a contempt hearing and
27 appropriate sanctions, and any action filed in violation of this order will be subject to dismissal.
28 Attorney Missud is forewarned that any future suit he files with the Court which does not

United States District Court
For the Northern District of California

comply with the good faith requirements of FRCP 11 will be subject to sanctions including monetary sanctions.

IT IS SO ORDERED.

Dated: September 24, 2012.



WILLIAM ALSUP
UNITED STATES DISTRICT JUDGE

EXHIBIT D

Thomas B Montano

From:	pat missud [missudpat@yahoo.com]
Sent:	Thursday, August 18, 2011 9:33 AM
To:	oig@sec.gov; sanfrancisco@sec.gov; dfw@sec.gov; greener@sec.gov; Thomas B Montano; eising@gibsondunn.com; james.strother@wellsfargo.com; raymond.m.lynch@wellsfargo.com; jodou@wshblaw.com; mroose@wshblaw.com; cgilbertson@wshblaw.com; Dewey.Wheeler@McNamaraLaw.com; myuen@sftc.org; itservicedesk@nvcourts.nv.gov; aginfo@ag.state.nv.us; ecartwright@ag.nv.gov
Cc:	josh.levin@citi.com; dan.oppenheim@credit-suisse.com; michael.rehaut@jpmorgan.com; david-i.goldberg@ubs.com; nishu.sood@db.com; *** FISMA & OMB Memorandum M-07-16 *** rstevenson@peoplemanagement.org; steve.east@csfb.com; mross@bgbinc.com; gs-investor-relations@gs.com; Buck.Horne@RaymondJames.com; ivy@zelmanassociates.com; bberning@fppartners.com; chris.hussey@gs.com; joshua.pollard@gs.com; arjun.sharma@citi.com; jacqueline.merrell@gs.com; jason.a.marcus@jpmorgan.com; cbrian@tradethetrend.com; rob.hansen@db.com; jesse.arocho-cruz@db.com; jonathan.s.ellis@baml.com; kenneth_zener@keybanccm.com; jrahmani@kbw.com; jay.chhatbar@baml.com; william.w.wong@jpmorgan.com; kisha.rosario@jpmorgan.com; inquiries@guggenheimpartners.com; karen.frenza@gs.com; william.alexis@credit-suisse.com; michael.dahl@credit-suisse.com; kim@zelmanassociates.com; christina.c.lo@jpmorgan.com; angela.pruitt@dowjones.com; nick.vonklock@dowjones.com; cbrian@mysmartrend.com
Subject:	SEC 14A8 Missud Proposal For Action in DHI's forthcoming Proxy, 10k and Annual Report
Attachments:	PropForAct8-17-11.pdf; 14A8(b)NO(f)8-18-11.pdf

Good morning all-
The SEC will compel printing this year or be named as a Defendant.

Mr. Montano-
If there are any further perceived deficiencies, they will be brought to my attention. Your silence will be deemed an admission of my compliance with all provisions of 14A8.

Cordially,

Patrick

Patrick Missud
Attorney at Law
91 San Juan Ave
San Francisco, CA, 94112
415-584-7251 Office
415-845-5540 Cell
missudpat@yahoo.com

August 17, 2011

Securities and Exchange Commission
Burnett Plaza, Suite 1900
801 Cherry Street, Unit 18
Fort Worth, TX 76102

Re: Missud Proposal for Action for consideration at DHI's 2012 Annual Shareholder Meeting; and inclusion within DHI's proxy statement.
Via: oig@sec.gov, sanfrancisco@sec.gov, dfw@sec.gov, greener@sec.gov, tbmontano@drhorton.com, eising@gibsondunn.com, james.strother@wellsfargo.com, raymond.m.lynch@wellsfargo.com
Certified: *** FISMA & OMB Memorandum M-07-16 ***

Good afternoon SEC agents Greene, Reedick, Maples, Kwon, Special Counsel Belliston, Chairwoman Shapiro, Ms. Ising and Messieurs Montano, Lynch and Strother,

As you all know, this year I again mailed my Proposal for Action to D R Horton's Montano for inclusion in DHI's forthcoming Annual Report, 10K, and proxy statement. The Proposal is reproduced below for convenience. The three reasons for inclusion of the Proposal are as follows.

A. Reasons for Compelling Publication

[1. DHI has participated in ultra-vires acts. The Directors and shareholders need to vote to stop various illegal financial activities which are specifically damaging the Corporate 'Citizen's' reputation and bottom line, and shareholders' interests.]

[2. The second reason is that DHI's illegal financial activities are broadly impacting the US economy and its 308 million real flesh-and-blood citizens. Each non-performing predatory loan originated by DHI and fully owned subsidiary DHI Mortgage, must be 'bailed out' by American tax payers. This in turn lowers the expendable income that each real flesh-and-blood American family has to purchase new products such as D R Horton homes.]

[3. The third reason for inclusion is that overwhelming evidence has already been gathered which proves that DHI Executives have corrupted officials and judges in several states. Once this information is exposed, the Corporate 'Citizen's' reputation and bottom line will most certainly suffer very acute damage. Shareholders need reassurances from DHI's Board of Directors that they will lawfully conduct business per the Corporate Charter and Governance Documents.]

B. The SEC's Recently Stepped-Up Efforts

The SEC has recently taken aggressive enforcement actions regarding various subprime loan and Wall Street fraud: http://www.sec.gov/spotlight/enf-actions-fc.shtml DHI has coincidentally also been very heavily involved in exactly these types of crimes for at least 8 years, possibly even precipitating the mortgage melt-down.

Also according to the SEC's website, enforcement protocols have been improved post-Madoff: http://www.sec.gov/spotlight/secpostmadoffreforms.htm Prior to Madoff, it was reported that the SEC would get tips about white collar crimes, and not act until it was too late to prevent massive shareholder losses. Hopefully now, the SEC will be more proactive to regulate DHI's corporate activities which have and will continue to severely and negatively impact $3.6 billion in issued stock.

C. Identical Wall Street Requests

Even CtW CEO William Patterson shares the same exact concerns that I do in that DHI should refrain from issuing predatory loans and selling fraudulent mortgages: http://www.ctwinvestmentgroup.com/fileadmin/group_files/CtW_Inv_Grp_to_DR_Horton_Board.pdf Note that Patterson's request was made in 2007. Since then, the SEC has done nothing to redress either Patterson's or my identical concerns.

D. Prior SEC No-Action Decisions

"No-action letters represent the staff's interpretations of the securities laws and, while persuasive, are not binding on the courts:" http://en.wikipedia.org/wiki/U.S._Securities_and_Exchange_Commission

In 2008, 2009, and 2010, I submitted formal Proposals similar to Patterson's. In 2008&9 DHI was permitted to exclude my Proposals because I did not have sufficient share ownership for the SEC to compel publication. Last year, I had sufficient share ownership for the required time for the SEC to compel publication but for some reason, the SEC did not enforce Rule 14A8.

This year, I have sufficient share ownership for the required amount of time which requires that the SEC compels publication. If the SEC refuses to compel publication of my very reasonable Proposal, which merely seeks that DHI participate only in legal acts under its corporate charter, I will seek redress in the federal courts.

[Along with the racketeering suit voluntarily withdrawn in 2010 and subject to re-filing [10-cv-235-SI], and the currently active civil rights & corruption suit which will soon name DHI as an additional Defendant [11-cv-3567-DMR], I will file an SEC action in the Ninth Circuit naming Chairwoman Shapiro. The federal securities complaint, supporting declaration, and exhibits will first be published with syndicated media, and] then registered in court. The action will eclipse the Madoff scandal.

E. Mr. Montano's Claimed Deficiencies

Montano's August 16, 2011 letter disingenuously claims that I haven't sufficient, continuous share ownership per 14A8(b). The accompanying Wells Fargo "brokerage Statement" is an official business record from Wells Fargo Advisors which is my "Broker" affiliated with Wells Fargo "Bank." Said Statement "verifies" that as of the "date of my current Proposal," the DHI shares were "continuously held for over one year."

Further, note that this letter was copied to Wells Fargo's legal department. Wells Fargo's Lynch and Strother have my authority to "verify" that I have sufficient, continuous share ownership per 14A8(b). You can contact them directly upon my behalf to further corroborate my entitlement to SEC compulsion of my ultra-reasonable lawful Proposal.

F. Conclusions

The draft of my securities complaint will be pro-actively readied within one week. If the SEC does not act to protect my interests, Mr. Patterson's interests, interests of the thousands of other DHI shareholders, 308 million Americans' interests, and uphold federal securities laws, the suit will be filed to showcase the favorable treatment that RICO operating corporations get from the supposed securities regulator. The SEC itself will be on trial.

Cordially,

Patrick Missud

Patrick Missud, shareholder.
Encl.
Cc: Wall Street, Media, Federal and State Regulators

Patrick Missud
Attorney at Law
91 San Juan Ave
San Francisco, CA, 94112
415-584-7251 Office
415-845-5540 Cell
missudpat@yahoo.com

August 4, 2011

Att'n: Corporate Counsel, D.R. Horton Inc.
301 Commerce Street Suite 500
Fort Worth, TX, 76102

Re: Proposal for Action [Proposal]
Via: E-mail: tbmontano@drhorton.com, dennis.barghaan@usdoj.gov, greener@sec.gov, Wall Street, Select Media
Certified RR *** FISMA & OMB Memorandum M-07-16 ***

Attention DHI Board of Directors, Corporate Counsel, and Federal Agents,

As a DHI stockholder, under SEC Rule 14a-8, I submit the following facts and Proposal for DHI's forthcoming 2012 shareholder meeting. Note that I have owned the sufficient number of shares for at least two years to submit this Proposal for publication in DHI's forthcoming Annual Report. Note that if the SEC does not compel DHI to publish, this will make the Madoff debacle seem minor. This DHI scandal has been 'gift wrapped and packaged' far better than Harry Markopoulos' expose of Bernie Madoff.

Mr. Montano- You will print the following 490 words in the forthcoming 10k:

PROPOSAL FOR ACTION

On July 1, 2009 the DOJ, HUD and SEC deferred prosecution against Beazer Homes which admitted to several fraudulent mortgage origination and accounting practices. BZH agreed to provide $50 million in restitution for consumers in and around North Carolina. Some of Beazer's mortgage fraud included interest rate manipulation, inflating home base prices to cover incentives, and lack of due diligence when completing stated income loans.

There is concrete evidence that DHI has engaged in even more egregious fraud but on a much larger nationwide scale. Under the Freedom of Information Act, hundreds of consumer complaints are available from the FTC and HUD regarding DHI's fraudulent nationwide mortgage origination in over 23 states. In Virginia's federal circuit, HUD submitted nearly 7700 administrative records showing that DHI and other builders violated RESPA laws [08-cv-01324]. In Georgia, the Yeatman class action alleges similar RESPA violations specific to DHI, [07-cv-81]. At DHI Virginia's Rippon

in the submitted Proposal and available on the web at www.drhortonfraud.com, and http://drhortonsjudges.com/ . These sites can be sponsored daily and achieve a minimum 2000 hits per day. Media and Wall Street will also receive notice of these documents and will be awaiting the SEC/DHI response. These entities will either ratify or ignore this simple Proposal which merely asks that DHI, DHI Mortgage and its officers not violate federal laws. Note that if these federal laws were violated by everyday non-millionaire individual American citizens, they would risk federal incarceration.

Lastly, either RICO 10-cv-235-SI already naming DHI will be revived, or public corruption suit 11-cv-3567-DMR will be amended to name DHI as the entity which has acted under color of law, and caused officials and public figures to defraud citizens in 29 market states. http://drhortonsjudges.com/ Damages sought will equal DHI's capitalization at the time that the amended complaint is filed, plus punitive damages. Donald Horton will also be personally named to satisfy the punitive damages portion of the demand. Both of these lawsuits are already supported with over 5000 exhibits. These are the most significant federal lawsuits that DHI has ever had to "vigorously defend." The multi-billion dollar suits will have to be mentioned in the DHI Annual Report's litigation caption. A rough draft of the civil rights suit against Nevada is also available at the above listed supersite for all of America to consider. The amended complaint will soon be available.

Cordially,

/S/ Patrick Missud

Patrick Missud, shareholder.
Encl.
Cc: Wall Street, Media, Federal and State Regulators

EXHIBIT E

Subject: FW: D R Horton i$ on the rope$.....

From: pat missud [mailto:missudpat@yahoo.com]
Sent: Wednesday, September 21, 2011 2:28 PM
To: jodou@wshblaw.com; mroose@wshblaw.com; cgilbertson@wshblaw.com; LMarquez@wendel.com; GMRoss@wendel.com; Dewey.Wheeler@McNamaraLaw.com; Tanner.Brink@McNamaraLaw.com; Christopher.Lustig@McNamaraLaw.com; trg@mmker.com; ehuguenin@greenhall.com; law@nivensmith.com; Thomas B Montano; eising@gibsondunn.com; james.strother@wellsfargo.com; raymond.m.lynch@wellsfargo.com; eric.mcluen2@wellsfargo.com; Amy.anderson@calbar.ca.gov; Adriana.burger@calbar.ca.gov; myuen@sftc.org; adonlan@sftc.org; bcompton@sftc.org; itservicedesk@nvcourts.nv.gov; aginfo@ag.state.nv.us; ncdinfo@judicial.state.nv.us; judcom@govmail.state.nv.us; HawkinsJ@clarkcountycourts.us; TommasinoJ@clarkcountycourts.us; Dept11LC@ClarkCountyCourts.us; KutinacD@clarkcountycourts.us; GambleL@clarkcountycourts.us; ncjdinfo@judicial.state.nv.us; davidc@nvbar.org; kimberlyf@nvbar.org; ecartwright@ag.nv.gov; Attorney.General@state.mn.us; mscodro@atg.state.il.us; ACheng@sftc.org; kdrake@meyersnave.com; dinness@meyersnave.com; bstrottman@meyersnave.com; scott@mckayleonglaw.com; bfasuescu@sanmateocourt.org
Cc: nick.timiraos@wsj.com; Robbie.Whelan@wsj.com; sboyer@hearst.com; Scott.Glover@latimes.com; Scott.Gold@latimes.com; sdean@click2houston.com; hsmith@reviewjournal.com; snishimura@star-telegram.com; asorci@sacbee.com; Scott.Reckard@latimes.com; sosdnews@uniontrib.com; estanton@bloomberg.net; Anne.Tergesen@wsj.com; stevebrown@dallasnews.com; tellis@dallasnews.com; thorner@sptimes.com; tom.petruno@latimes.com; tshaffer@attorneygeneral.gov; ryan.vlastelica@thomsonreuters.com; wargo@lasvegassun.com; trigaux@sptimes.com; mvansickler@sptimes.com; vacaville@thereporter.com; jwasserman@sacbee.com; ivy@zelmanassociates.com; bwillis@bloomberg.net; dawn.wotapka@dowjones.com; lmorgan@sptimes.com; amoss@nctimes.com; mslawny@seekingalpha.com; national@nytimes.com; peter_coy@businessweek.com; president@nytimes.com; jim.puzzanghera@latimes.com; publisher@nytimes.com; readers@forbes.com; realestate@nytimes.com; ruth.simon@wsj.com; feedback@mysanantonio.com; ryan.vlastelica.reuters.com@reuters.net; carrick.mollenkamp@wsj.com; liz.rappaport@wsj.com; robin.sidel@wsj.com; Aaron.Lucchetti@wsj.com; contact-editorial@seekingalpha.com; jess.bravin@wsj.com; constance.mitchell-ford@wsj.com; peter.grant@wsj.com; angela.pruitt@dowjones.com; nick.vonklock@dowjones.com; Rick.Brooks@wsj.com; eamon2@bloomberg.net; william.rempel@latimes.com; *** FISMA & OMB Memorandum M-07-16 ***
Subject: Fw: D R Horton i$ on the rope$.....

Joel-

$$$Giorgi$$$ reconfirmed entry of $$$Don Horton'$ $i$ter $tate Judgment right?

[More tomorrow. I'm looking forward to DHI'$ financial evisceration.

Say Hi to Donald and his judge$$$$$ for me.

Patrick

--- On **Wed, 9/21/11, pat missud** <*missudpat@yahoo.com*> wrote:

From: pat missud <missudpat@yahoo.com>
Subject: D R Horton i$ on the rope$.....
To: josh.levin@citi.com, dan.oppenheim@credit-suisse.com, michael.rehaut@jpmorgan.com, david-i.goldberg@ubs.com, nishu.sood@db.com, *** FISMA & OMB Memorandum M-07-16 *** stevenson@peoplemanagement.org, steve.east@csfb.com, mross@bgbinc.com, gs-investor-relations@gs.com, Buck.Horne@RaymondJames.com, ivy@zelmanassociates.com, bberning@fppartners.com, chris.hussey@gs.com, joshua.pollard@gs.com, arjun.sharma@citi.com, jacqueline.merrell@gs.com, jason.a.marcus@jpmorgan.com,

cbrian@tradethetrend.com, rob.hansen@db.com, jesse.arocho-cruz@db.com, jonathan.s.ellis@baml.com, kenneth_zener@keybanccm.com, jrahmani@kbw.com, jay.chhatbar@baml.com, william.w.wong@jpmorgan.com, kisha.rosario@jpmorgan.com, inquiries@guggenheimpartners.com, karen.frenza@gs.com, william.alexis@credit-suisse.com, michael.dahl@credit-suisse.com, kim@zelmanassociates.com, christina.c.lo@jpmorgan.com, angela.pruitt@dowjones.com, nick.vonklock@dowjones.com, george.stahl@dowjones.com, cbrian@mysmartrend.com
Cc: "brian wargo" <wargo@lasvegassun.com>, 5newsdesk@kvvu.com, "ed vogal" <evogel@reviewjournal.com>, gramalho@kvbc.com, kbencze@ktnv.com, 8onyourside@klastv.com, hsmith@reviewjournal.com, producers@ktvn.com, desk@ktnv.com, apacker@reviewjournal.com, jedwards@reviewjournal.com, jgreene@kvbc.com, mlayton@klastv.com, adhopkins@reviewjournal.com, news@krnv.com, kelley@lasvegassun.com, rcomings@klastv.com, khoward@reviewjournal.com, mhiesiger@reviewjournal.com, kmovesian@ktnv.com, "v miller" <VMiller@lvbusinesspress.com>, newsdesk@klastv.com, cy@lasvegassun.com, Patrick.Coolican@lasvegassun.com, richard.serrano@lasvegassun.com, cgeer@reviewjournal.com, bhaynes@reviewjournal.com, mblasky@reviewjournal.com, fgeary@reviewjournal.com, dkihara@reviewjournal.com, dmcmurdo@reviewjournal.com, fmccabe@reviewjournal.com, lmower@reviewjournal.com
Date: Wednesday, September 21, 2011, 12:24 PM

.... and I'm dancing like a butterfly, and sting like a scorpion:

"The 9th U.S. Circuit Court of Appeals in San Francisco said a lower court erred in concluding the homeowners lacked standing to sue defendants, including Beazer Homes USA Inc, DR Horton Inc, Lennar Corp, PulteGroup Inc's Centex Homes and Ryland Group Inc."

http://www.baltimoresun.com/business/sns-rt-us-homebuilders-rulingtre78k545-20110921,0,825442.story

"Writing for a 9th Circuit panel, Judge Betty Fletcher said the plaintiffs may file an amended complaint to show a sufficient link between the defendants' actions and the resulting economic harm. She returned the case to a federal district court for further proceedings."

As chance would have it, I'm drafting that very document today. It will go out to the consumer attorneys, law enforcement, and 1500 media contacts.

Patrick

Patrick

EXHIBIT F

-----Original Message-----
From: pat missud [mailto:missudpat@yahoo.com]
Sent: Monday, April 28, 2008 6:42 PM
To: Leonard E. Marquez
Subject: criminals and incarceration

Mr. Marquez,

Please tell your former clients that it only takes minutes these days to inflict substantial economic damage to their RICO operations.

Let my intent be very clear.... The criminals will never enjoy the fruits of their illegal operations. I will eviscerate their company, deplete their vast bank accounts, destroy their reputations and hopefully cause as much psychological and physiological damage to them as they have to thousands of better Americans.

Sincerely,

Patrick Missud,

-Son of a mother who was shot at in Europe while Hitler's Panzers were cruising through France, and of a father whos relatives were slaughtered during the Tunisian revolution.

Taking on this $8B corporation is nothing. You just need a little perspective.

EXHIBIT G

Patrick Missud
Attorney at Law
91 San Juan Ave.
San Francisco, CA, 94112
415-584-7251 office/fax
415-845-5540 cellular

April 15, 2008

Wood, Smith, Henning and Berman LLP
c/o Joel D. Odou
7670 West Lake Mead Blvd., Ste. 250
Las Vegas, NV, 89128-6652

Re: A551662
Via: Fax 702-253-6225

Dear Mr. Odou,

Its my great pleasure to again hear from you. In our former matters you and all your Sesame Street friends made things very difficult and expensive for me in court. In response, my solution was to make my puny personal grievance 10,000 times more expensive for Elmo and Grover (Horton and Tomnitz). In only a few short months after changing strategies, lets just say that I made things somewhat *difficult for your multi billion dollar clients* and their eight known attorneys working on that case. Have I mentioned that my legal team is now even larger than theirs? I literally can't even begin to tell you about the federal and state authorities chomping at the bit to get a piece of the action. All these guys make it look like a scrum or scene out of Cops™,.....bad boys, bad boys.......

We both know that your firm will challenge the validity of the services in A551662 and has already scheduled other silly delay tactics. I will either get local Nevada representation or pay for the bond out of my multi million dollar cut from CV 592. As before, my reaction is to make things horrendously expensive for the brothers from Deliverance™ outside of court. Its now again time to sponsor as many class actions regarding construction defects, misrepresentations and fraud as possible, and to inform wall street, the fed, state attorneys general, consumer groups, activists, the media.......of my progress. To make it time efficient for me to oppose your many motions, I might as well continue locally with another Nevada class action for fraud and deceptive trade practices for tying DHI Mortgage to sales of homes. The complaint is already 110% written and will parallel the San Diego filing. All I have to do is delete the Sherman antitrust claim and select five or ten representative plaintiffs from the hundred or so in my Nevada file. Well done, my second puny grievance has now increased at least 100 fold. That strategy of demanding a bond was quite the coup de gras.

All individual attorneys' contributions in furtherance of well documented D R Horton fraud and other crimes will ultimately be nationally exposed. Your firm will of course receive dishonorable mention and recall that you have already perjured yourself in statements to former Deputy Commissioner EckHardt. I've lost count of the *hundreds* of victims within my nationwide database which support the rampant criminality at D R Horton, aka Enron II, and could make our affairs front page news. Despite all my media contacts however, I have muted myself in not having jettisoned this cat from its bag. Tell the hicks in Texas I will stop once they are snuggling with Skilling and Fastow.

Always inviting a challenge (compared to thermodynamics, this just isn't),



Patrick Missud, TDF
www.drhortonsucks.info and 14 interlinked sites visited by tens of thousands

Encl.
Cc:, Wall Street, Institutional Investors.

EXHIBIT H

Patrick Missud

Attorney at Law

91 San Juan Ave

San Francisco, CA, 94112

415-584-7251 Office

415-845-5540 Cell

missudpat@yahoo.com

August 8, 2009

Att'n: Defendants and Agencies

Re: Missud v. DHI et al, RICO and Conspiracy to commit RICO

Via: Certified, and e-mail: dennis.barghaan@usdoj.gov, greener@sec.gov

---

Attention Defendants, Agencies and Federal Agents,

This is notice of an imminent RICO and conspiracy to commit RICO suit naming:

RICO operating D R Horton Inc. [DHI] and DHI Mortgage;

Aiding and abetting federal judges Roger Benitez and Saundra Armstrong;

Former South Carolina Magistrate and DHI under the table employee Curtis Coltrane;

Former Nevada Deputy Commissioner and DHI under the table employee Susan Eckhardt;

Criminally enabling defense firms Wendell Rosen Black and Dean, Wood Smith Henning and Berman;

Felonious DHI in house counsel/board members Morice, Buchanan, Buschacher, Galland, Harbour; and

Non feasant State Bars of California, Nevada and Texas.

Syndicated media will first receive copies of the complaint with supporting evidence long before the defendants' summons are served. The following are just the facts, supporting the case for judicial corruption, official corruption, and ethics violations by state Bar members and associations. A limited assortment of official government admissions/records and registered judicial decisions are enclosed or cited, or internet links to web accessible information are provided, or hard copy evidence enclosed with my certified March 18, 2009 letter which you have each positively received. This current letter will soon be posted to www.drhortonsjudges.info for media's and Americans' ease of access. My intent is to ruin the reputations of the named individuals and corporations and to expose the various governmental entities responsible for DHI's predatory lending which has cost 300 million Americans trillions of dollars in bail outs while allowing the corporate elite to avoid 'justice.' The compassion that I will now show the named defendants will be similar to that shown by the DHI corporation and its officers towards its own consumers. Every defendant who has "dealt with the devil" will now become a victim of DHI's own corporate fraud and hopefully lose as much as the hundreds/thousands of preyed on, foreclosed and bankrupted DHI consumers found nationwide. Markopoulos exposed Madoff's ponzi scheme which injured only thousands of private investors and several large funds. I plan to expose the miscreants who have caused catastrophic worldwide economic losses.

Rampant Builder/Affiliated Lender RICO:

On July 1, 2009, 8th largest builder/affiliated lender Beazer Homes signed a deferred prosecution agreement, admitted to predatory lending/mortgage fraud, and agreed to $50 Million in consumer restitution. The FBI, SEC and HUD agreed to settle in lieu of prosecuting "Beazer's participation in a scheme designed to increase its mortgage company's profits and sell homes, ... arranging larger loans that consumers could afford, ...fraudulently inflating home prices to offset (incentives)," generally inflating interest rates on the back end, and intentionally overstating consumer income to qualify for home purchases. http://charlotte.fbi.gov/dojpressrel/2009/ce070109.htm Scores of Beazer's consumers have been foreclosed on and bankrupted. Hundreds more have been financially ruined.

Ryland, KB and Hovnanian Homes and others have also similarly been found involved in antitrust and predatory lending.
http://www.ctwinvestmentgroup.com/fileadmin/group_files/CtW_Inv_Grp_to_DR_Horton_Board.pdf

D.R. Horton's [DHI] sales volume is FOUR times as great as Beazer's and qualifies for a minimum of $200 Million in consumer restitution. Hundreds of official government documents and hundreds more consumer emails in my possession prove the losses with absolute certainty. Hundreds of DHI's consumers have been foreclosed on and bankrupted. Thousands more have been financially ruined. All indications however are that the DHI elite will skate and the white collar criminals will never have to answer for crimes that minorities and small fish regularly pay for....and 'justice' for all.

HUD's Request for my DHI Predatory Lending File:

On July 19, 2006, HUD Director Ivy Jackson personally requested my then small file regarding DHI's regional predatory lending occurring throughout California and Nevada. I was happy to oblige and quickly sent her the documents.

On November 19, 2006 AP syndicated real estate columnist Ken Harney then printed "Builder-lender partnerships draw HUD eye." Within that article he wrote "the statute police have begun intervening in complaints brought by individual consumers who say builders are unfairly forcing them to use their affiliated mortgage companies." The following paragraph then begins to detail the same identical stories that I had sent certified to HUD's Director Jackson. http://www.sfgate.com/cgi-bin/article.cgi?f=/c/a/2006/11/19/REG7TMEK8A1.DTL

Judicial Furtherance, Assistance and Enablement of DHI's RICO:

On June 8, 2009, the U.S. Supreme Court ruled that West Virginia's judge Benjamin should have disqualified himself from an appeal of a $50 million jury verdict against Massey Energy Co because the coal mining company's CEO had been one of his major campaign donors. Benjamin'$$wing vote predictably favored Ma$$ey Energy which had contributed $3M to his re-election. http://www.reuters.com/article/domesticNews/idUSTRE5573RU20090608

In June 2006, South Carolina's "Special Magistrate" **Curtis Coltrane** twice cited DHI's corporate special interests to trump a community's and couple's First Amendment Right to speech and assembly at Beaufort's traditional public forums. [06-CP-07-1658,2224 and http://www.drhortonhomeofhorrors.info/South_Carolina.html However, another Magistrate not on DHI's payroll properly ruled against DHI when it tried to again eliminate the 222 year old right to speech and assembly in Richland County South Carolina. http://www.wistv.com/Global/story.asp?s=6676111 Now in 2009, according to Southern Carolina's Beaufort bench, $pecial Magi$trate Coltrane is no longer in their service nor even practicing law. Perhaps Coltrane'$ former DHI income is $ufficient to $upport hi$life$tyle. His friend of a feather was $imilarly indicted recently on July 31, 2009, $upporting her own life$tyle: http://www.greenvilleonline.com/article/20090731/NEWS/907310329/0/NEWS01/Beaufort-court-clerk-resigns-after-embezzlement-charges

In October 2007, Northern District of California Judge **Saundra Armstrong** quickly closed a DHI predatory lending case which precisely mirrors the smallish $50 Million Beazer deferred prosecution case. $he resoundingly refused the plaintiff's offer to bring dozens (now hundreds) of nationally defrauded consumer contacts to an oral hearing for which there would have been a public record. $he ignored a Clark County court finding of fraud and deceptive trade practices by the $ame defendants, when $he should have given that ruling full faith and credit. Judge $aundra Arm$trong even dismissed an official police report generated in the ordinary course of business by an officer whose official duty was to accurately document the bombing of the plaintiff/whistleblower's truck at 10:00 PM on August 3, 2007. **http://drhortoncouldhavekilledme.com/index.html** Coincidentally, at 10:00 PM that very same evening, the plaintiff's already month long sponsored internet campaign had informed yet another 1000 people nationally of DHI'$RICO. The plaintiff can now point to 200 million reasons why DHI would

want to silence him through fear and intimidation. Perhaps Arm$trong can point to $everal hundred thou$and rea$ons why $he found for DHI. [4:07-02625-SBA]. Most recently on August 11, 2009, this court even entered document number 55 into PACER, misrepresenting that it was "filed" by the whistelblower's wife despite her non-involvement in these DHI RICO related matters, and to somehow taint her as a licensed attorney. The northern district's federal judiciary has now taken its own official retaliatory judicial action to prevent a federal informant from truthfully informing government and the public of DHI's nationwide crimes in contravention of CFR Title 18, Section 1513(e). http://www.law.cornell.edu/uscode/18/usc_sec_18_00001513----000-.html Another questionable directed verdict by Arm$trong is her dismissal of big money tobacco companies in a suit which should have been the seventh in a row favoring consumers. By the time that $he ruled in December 2003 to break the consumer win streak, it was common knowledge that tobacco companie$manipulated nicotine levels and hooked kids into smoking. http://stic.neu.edu/ma/8macomplaint.htm and http://www.tobacco.org/articles/lawsuit/conley/ Yet another very questionable ruling is when ArmStrong recently refu$ed to accept a settlement agreement which would have required nearly $1.2M in fines and the shuttering of a biotech business. Rather than let those expensive conditions happen, Arm$trong did not accept the settlement but in$tead required the prosecutors to strike a new deal with the wealthy entrepreneur. http://www.law.com/jsp/article.jsp?id=1202423114944

In March 2009, Bush Jr's hand picked corporate-favoring Judge Roger Benitez, who believes that an unregulated DHI has nothing but consumers' best interests in mind, compelled arbitration for five blatantly defrauded DHI predatory lending victims. The victims' communities were separated by nearly 500 miles, with their DHI originated mortgages issued by different branch offices. A DHI corporate insider from Texas, 1500 miles away, also confirmed that DHI Mortgage's policy in Texas, as well as in California, Nevada, Virginia, Florida, Oregon, Washington, Illinois, Colorado...... is to require consumers to use DHI's affiliated lender otherwise lose their thousands in deposits. On May 20, 2009, the consumer advocacy group Public Citizen printed "Home Court Advantage, How the Building Industry Uses Forced Arbitration to Evade Accountability" http://www.fairarbitrationnow.org/uploads/HomeCourtAdvantage.pdf In the very well researched 53 page document citing 340 sources, Public Citizen determined that arbitration is overwhelmingly effective for corporation$which keep arbitrator$in busine$$by requiring consumers to capitulate to boilerplate and unconscionable mandatory arbitrations clauses. Indeed, this was the very same finding in document #24 which was timely submitted into evidence. The undeniable mathematical statistics from both these documents are that forced arbitration costs consumers even more money than they have already lost in the original fraud. I have a second and third DHI corporate insider /informant who also agree with the first that DHI illegally ties home sales to mortgage services. There were many ample grounds for invalidating the arbitrations clause. After all "arbitration agreements are favored and 'shall be valid, irrevocable, and enforceable, save upon such grounds as exist at law OR IN EQUITY for the revocation of any contract.'" [3:08-CV-00592-BEN-RBB, Order to Compel Arbitration, page 4, lines 13-15]. Under contracts 101, fraud and non-mutuality rescinds contracts and clauses. Any contract in which fraud is contemplated is also an illegal unenforceable contract. DHI could not have contemplated that contractual fraud would have to be arbitrated under terms of the agreement. Benitez'$deci$ion to force arbitration on these already once defrauded consumers is either incompetent or corrupt.

Federal Cover up of 5 years notice of DHI's RICO :

I can prove a HUD cover up in three different ways. Said cover up is to suppress the information which HUD should have acted on five years ago to prevent our currently growing $3,000,000,000,000 bail out caused by rampant mortgage fraud and predatory lending.

1. On December 31, 2008 the FTC found 205 pages of responsive records to my FTC FOIA request #2009-00355, which sought predatory lending complaints against DHI and DHI Mortgage. One of the 190 pages that the FTC released even contained one of my complaints copied to and then only forwarded by the DOJ. In fact, the FTC recorded about 9 of my complaints and updates that I had sent by certified mail. My predatory lending complaints were among 44 others from 16 other states. All of the FTC's records which I sent were received as carbon copies of letters sent *directly* to HUD. Ironically, HUD has not been able to find *any* of my or any others' complaints in its own archives. HUD though is the primary regulatory

authority to receive, TILA, RESPA and mortgage fraud complaints not only from myself, but from at least 16 other DHI market states.

2. On February 6, 2009 HUD's Office of the Inspector General sent a letter in reply to my HUD FOIA request which sought information regarding predatory lending by DHI, this country's single largest builder/affiliated lender. Their research indicated that there were "no responsive records" to problematic DHI and DHI Mortgage transactions. However, three weeks later on February 27, 2009, HUD miraculously managed to find nearly 7700 administrative records proving builder/affiliated lender fraud against consumers in case 08-CV-01324-AJT-TCB. Then on April 30, 2009, after my second FOIA request again seeking this exact type of information, or a copy of the 7700 administrative records, HUD reiterated the position that it had no responsive records.

3. On March 12, 2007 at 03:24:10 PM clerk 03 accepted and scanned both bar coded certified packages 7006 2150 0001 1108 5058 and 5065 into a computer at the Onondaga Post office. Both 5 ounce packages containing 30 double sided pages of proof of DHI's predatory lending were addressed to HUD and the FTC in Washington DC 20580. The computer generated receipt #0567830036-0096 is also logged into the computer as Bill #1000402285364. This paper receipt was printed seconds after all this computer information was instantly registered within the USPS database. Inexplicably, when one tries to track the packages on usps.com, there is now "no record" of 60 pages of tips to HUD/FTC which could have pre-empted our economic crisis directly linked to predatory lending and mortgage fraud.

4. To this day, my HUD FOIA request remains unfulfilled despite new FOIA guidelines which claim to provide more transparency in obtaining just such government records. I have yet to receive a single document from HUD, the federal agency commissioned to prevent predatory lending and to archive just such records.

State Agent Furtherance and Enablement of DHI RICO:

On June 1, 2006, Nevada's Deputy Commissioner for Mortgage Lending $u$an Eckhardt finally replied to my third subpoena demanding a written explanation as to why she did not investigate DHI Mortgage despite my having forwarded 20 separate instances of predatory lending to her office. By Nevada state law $he was to have provided her answer, without the necessity of any subpoenas, and within 90 days submission of my complaint. Within her 9 month delinquent answer $he essentially stated that although $he issued five licenses to DHI Mortgage, her office could not regulate the company. Twenty six days later, Nevada's Attorney General informed me that they were searching for her replacement and if I could send them my file. Today, Las Vegas is the foreclosure capitol of the world, with 1 in 68 homes already foreclosed or in the process of foreclosure. $u$an Eckhardt is responsible for millions in lo$$e$and the bankrupty of thousands in her own city. I believe $he left town and $ought employment el$ewhere.
http://www.drhortonfraud.com/

In East Hempfield Pennsylvania building code official$ passed rampant, notorious, non code compliant construction defects in favor of DHI. When third party inspectors were asked to review DHI's construction, the massive defects were easily spotted and the County's code official$rapidly terminated.
http://www.donaldhortonisacrook.info/Pennsylvania____S.html

Other rampant DHI RICO:

The FBI found Beazer type *appraisal fraud* in DHI's Virginia's Rippon Landing.
http://www.washingtonpost.com/wp-dyn/content/article/2007/12/17/AR2007121701993.html DHI's fraudulent appraisals also extended to Florida. http://www.publicintegrity.org/articles/entry/1265/
DHI's fraudulent appraisals also extended to Nevada where consumers have stated that the base price of their homes would increase if outside financing was secured. One example being that a home would cost an additional $53,000 if the purchaser/mortgage agent brokered his own loan. A second example being that the base price was so inflated that outside lenders would not finance and the buyer had to close with the much more expensive DHI Mortgage by default. Other (English as a second language) Nevadans have also had their homes reappraised only to find that they had been swindled at the time of their purchase. About half of that community is now bankrupted.

DHI *transfer tax evasion* was discovered in Pennsylvania's Village Grande development. DHI of course had the home buyers pay for their upgrades. Those same upgrades however were conveniently omitted

from transfer taxes when it came time for DHI to pay the state tax.
http://www.donaldtomnitzisacrook.com/

DHI mischaracterizes its work force to *evade payroll taxes* in New Jersey.
http://www.nj.com/news/index.ssf/2008/03/carpenters_union_sues_builder.html DHI did the same in Punta Gorda Florida. http://jacksonville.com/tu-online/stories/021704/met_14837472.shtml

DHI forged special inspections records for structural components in Yuba County California.
http://www.appeal-democrat.com/news/brown-49525-homes-county.html

Arson is suspected in DHI's money losing Paramount condominium project in San Diego and another in Vacaville California.
http://www.prnewswire.com/cgi-bin/stories.pl?ACCT=104&STORY=/www/story/01-19-2007/0004509366&EDATE=

DHI misrepresentation in all 27 market states concerning land misrepresentation, warranty and construction defects.
http://www.complaintsboard.com/complaints/d-r-horton-c219874.html#c393078;
http://www.consumeraffairs.com/housing/dr_horton.html; and starting on page 35 at
http://ftp.sec.gov/divisions/corpfin/cf-noaction/14a-8/2008/patrickmissud112108-14a8.pdf

SEC violations:
The SEC has logged complaint HO1042390 in its archives concerning DHI's accelerated closing and threatened deposit forfeiture on an incomplete home to qualify for that quarter's earnings. The house was ready for move in 3 months later in the next quarter. Apparently, that consumer's neighbor also suffered the same fate. Likely scores or hundreds of others had to pre pay for homes they could not live in because Tomnitz' email directives to DHI agents were to meet sales goals every quarter, at all costs, by whatever means to increase stock valuation and outperform peers'.
http://www.donaldtomnitzisacrook.info/Tomnitz_Emails.html

During the recent 2009 2d Qtr earnings conference call, CEO Donald Tomnitz made material misrepresentations to shareholders in claiming that DHI Mortgage "does an excellent job underwriting mortgages and the related risk associated with it..." This despite an overwhelming mountain of proof that he has personal knowledge to the contrary which brings us to DHI's predatory lending....

Rampant DHI predatory lending/mortgage fraud in 17 states according to the FTC's own files, 20 states according to my even more extensive files, and all 27 of DHI's market states by simply surfing the web: "d r Horton predatory lending" or "d r Horton mortgage fraud."
http://www.drhortonhomesstink.info/FTC_Records.html

My own very extensively documented case for which DHI has already produced documents and admissions has yielded blatant DHI lies. DHI had my loan positively and internally approved yet sent me a fraudulent federally certified letter claiming that I had breached their contract of adhesion by "not fulfilling DHI Mortgage's requirements" or becoming "fully approved." The reason for their fraudulent predatory letter informing me that they would retain my deposits and cancel my contract was because I instead 'chose' to finance with Wells Fargo. The greedy DHI board of directors who crafted their antitrust corporate policy leaving consumers no choice in lenders, would not "earn" a mortgage origination commission from me nor be able to resell my loan for their corporation's bottom line. In FACT, Las Vegas DHI Mortgage agent Michael Mason first claimed in two successive letters that I was "approved," then only "preliminarily approved," then "not approved" in a fraudulent statement to DHI's under the table employee and former Nevada Deputy Commissioner, then finally "approved" in California court documents to evade jurisdiction which would have come by way of lying to the California court. Clark County Nevada case #A551662, San Francisco Superior #05-447499, and http://www.drhortonconfidential.com/id2.html

In Betsinger, four other Las Vegas DHI agents have already been civilly liable for fraud. [#A503121]. The four criminally acting DHI agents are in addition to the agents involved in my case and several more who

are also pervasively found throughout the 190 pages of FTC responsive records. It would seem that all the Las Vegas DHI Mortgage agents were following the same nationwide predatory lending scheme originating from DHI's Fort Worth boardroom just as declared by DHI corporate insiders.

The retaliation that DHI has taken against me as a federal informant in nationally exposing their vast predatory lending and mortgage fraud has occurred four documented times, the last by car bomb. [http://drhortoncouldhavekilledme.com/index.html]. My information and scanned certified letters are posted in 16 web sites on the web which have by now been seen by over a million Americans. http://ftp.sec.gov/divisions/corpfin/cf-noaction/14a-8/2008/patrickmissud112108-14a8.pdf, http://www.drhortonconfidential.com/)

DHI defense attorney perjury:
In California, Wendel Rosen Black and Dean attorneys perjured themselves twice to the San Francisco Superior Court, the first time by falsely claiming to have contacted me for an ex parte hearing.
http://www.drhortonconfidential.com/id2.html
In Nevada, Wood Smith Henning and Berman attorneys have perjured themselves three times denying the receipt of certified mail, making false statements to the former DHI corrupted Deputy Commissioner Eckhardt, and in mis-stating a court ordered form of order.
http://www.drhortonconfidential.com/id3.html
In Texas, 5 DHI board members who also happen to be attorneys have been repeatedly notified of discovery of their boardroom originated predatory lending yet have done nothing to stop it.
http://www.drhortonconfidential.com/id5.html
DHI in house counsel's exhibit G in case 08-CV-01324 boldly claims to have "high customer mortgage origination satisfaction." DHI even offers a single letter by a happy customer as proof. The truth though is that DHI ranks slightly better than predatory lenders Ryland and Countrywide. That information was compiled by independent third party JD Power and Associates and posted to the web.
http://www.jdpower.com/corporate/news/releases/pressrelease.aspx?ID=2007166#2007166e (Note that the hyperlink to the hard data no longer works, although there are calls to it which pervasively exist throughout the web. This information is being suppressed so instead, a hard copy record was printed before all the damning data disappeared and was sent in support of my March 19, 2009 letter.) Rather than a single letter in support of DHI's "satisfactory mortgage origination," I offer 44 from the FTC records, and hundreds more from my own archives, all of which claiming that DHI is a predatory lender in at least 20 of DHI's 27 market states.

State Bar Non feasance:
The California bar has been repeatedly notified of California attorneys taking part in DHI's RICO furthering nationwide mortgage fraud, yet has taken no action.
The Nevada bar has been repeatedly notified of Nevada attorney mis-conduct which has enabled DHI's nationwide mortgage fraud, but has taken no action.
The Texas Bar's non feasance starts on page 23 of http://ftp.sec.gov/divisions/corpfin/cf-noaction/14a-8/2008/patrickmissud112108-14a8.pdf Several certified letters were posted to all these organizations. To date the TX state bar has taken no action against five DHI general counsels and board members who have orchestrated the nationwide predatory lending which has contributed to the world's financial melt down.

Conclusions:
Every single system and organization meant to protect consumers from DHI's predatory lending has completely failed them. This has in part resulted in the current $3 Trillion recession/depression. DHI is the largest builder/affiliated lender which has the highest captive capture percentage whereby its in house affiliated lender DHI Mortgage finances DHI home sales at the astounding 95% rate. [DHI's 10K]. This is the highest among all the builders, however, DHI Mortgage's origination satisfaction is among the lowest of all the builders and just slightly better than Countrywide and Ryland, two mortgage originators already having been found to write predatory loans. Hundreds of nationwide consumers have filed complaints regarding DHI's predatory loans with various organizations including the FTC for years. FTC records show that at least 44 consumers from at least 17 states have claimed that DHI Mortgage originates predatory loans. Federal and state courts have been deluged with predatory lending complaints against

DHI and DHI Mortgage for years. DHI and DHI Mortgage agents Ward, Callihan, Martinez, Mason, Schankin, Collins, Frasure, Knobloch, Yow, Trembly, Branecki, Rivera, Brockway, Pena, Costello, Zenner, Toelle, Howe, Casner, George, Williams, Buckler, Stowell, Grether, Toth, Wolf, Buckingham, Romo, Smith, Teamer, Raddon, Hovander, Belding, Lackman, Rhoades, Leona, Bradshaw, Adoni, Christiano, Boslooper, Kelly, Seifrid, Evans, Medeiros, McVay, Nguyen, Koski, Greenberg...... from Nevada, California, Virginia, Arizona, Oregon, Maryland, Texas, Georgia, Colorado, Washington, New Mexico, Illinois.....have each been implicated, some found civilly liable, and others reprimanded for predatory lending. Federal and state agencies are currently covering up their lack of enforcement of consumer protections laws because their liability to the general public is overwhelming. A corrupt Nevada Commissioner has made Las Vegas the foreclosure capitol of the world having decimated property values in that area for every single property owner. Judicial and official corruption in South Carolina's Beaufort and Bluffton Counties is rampant. The federal and state judiciaries have furthered and enabled DHI in fleecing consumers and now American tax payers of their hundreds of millions of TARP funds by time and again favoring DHI's corporate interests over consumers'. DHI's defense attorneys who have taken ethical oaths to not further crimes have nevertheless taken an active role in assisting DHI's RICO. State bars which are supposed to police attorneys have been proven impotent or reluctant to stop the attorneys' criminal acts.

The intent of the forthcoming RICO filing is to provide a permanent record of defendants' roles in assisting the DHI criminal enterprise. Even CEO Tomnitz stated in the second quarter conference call that DHI has "originated billions in loans over the past ten years." Those predatory loans could have been stopped by HUD five years ago, by Commissioner Eckhardt three years ago, by judge Armstrong two years ago, and by judge Benitez this year. Another reason to file this imminent RICO suit is to trigger defamation claims by the individuals or disbarment proceedings by the defendant organizations. Once these have been initiated, I can blindly reach into my file cabinet, withdraw several hundred recounts of DHI's predatory lending, prove every single allegation with certainty and achieve the public exposure that I now require. Know that DHI sued the Scripps Broadcasting Corporation in 1999 for far less negative exposure than I have already brought them, yet DHI doesn't attempt to sue me for fear of additional exposure. [99-CV-196]. DHI filed a SLAPP suit against consumers in Safe Homes Nevada but lost to an honest judge applying the First Amendment. http://www.reviewjournal.com/lvrj_home/2003/May-29-Thu-2003/business/21422432.html DHI twice filed injunctions preventing speech in South Carolina and was only successful because judge Coltrane was on their payroll. The next honest South Carolina judge properly refused DHI injunctive relief and allowed sacrosanct inalienable speech and peaceful assembly to continue as it has for 222 years.

To the federal judges receiving this transmission: As an attorney I am supposed to respect court rulings. I have completely disrespected yours, linked your decisions to corruption or incompetence, already contacted media, and should be disciplined with contempt of court. Not taking this step would be seen as a tacit admission or an adoption of the allegations by silence.

To the state bars receiving this transmission: As an attorney I am supposed to follow ethical codes of conduct. I have in many instances not followed those canons. You should each initiate an investigation into my actions. Not taking this step would be seen as a tacit admission or an adoption of the allegations by silence.

To the federal agents receiving this transmission: In the Beazer deferred prosecution, the DOJ states that indicting the principles at Beazer is not a consideration because it employs 15,000 individuals and would have a detrimental effect on unemployment. This is not the case since the builders generally hire sub contractors and have few corporate employees. DHI's Donald Tomnitz is on record during the Q2 2009 conference call claiming that his company, the largest of residential builders, employed only 2,900 people. There would be a negligible, if any, net loss in jobs if DHI were to completely fold. DHI's market share would be easily absorbed by over 15 of its competitors which would be happy to see it go, employ some of its less criminal agents, and hire DHI's leveraged and undercut/over-worked sub contractors. However, a bankrupted DHI would injure the interests of thousands of its victims created through predatory lending, warranty misrepresentation, land sale misrepresentation, construction defect.......... so instead I suggest the following. In 2006, Chairman Donald Horton ranked as the 606th richest man in the world and should

restore consumer losses from his own pocket. I understand that the entire DHI board was also very well compensated and even received bonuses for defrauding thousands over the course of years. One such director was even Francine Neff, the former U.S. Treasury Secretary hired to peddle political influence on Capitol Hill and meet with Franklin Raines of Fannie Mae infamy.
http://sec.edgar-online.com/horton-d-r-inc-de/def-14a-proxy-statement-definitive/2005/12/14/Section3.aspx
http://seattletimes.nwsource.com/html/businesstechnology/2004358433_webraines18.html

Very well established mail fraud and racketeering laws should provide federal agencies with the jurisdiction to take such actions. Since profits from illegal undertakings should be disgorged, I recommend starting with the felons (and former high ranking federal officials) in Fort Worth.

Just the facts, just sue me,

/S/ Patrick Missud

Patrick Missud, Esq. CA #219614

P.S.: 1.Can I have my HUD FOIA request now?
2.The usps positively "accepted" the following in the few seconds after they were scanned into the usps database:

Holder *** FISMA & OMB Memorandum M-07-16 ***
Armstrong *** FISMA & OMB Memorandum M-07-16 *** Benitez *** FISMA & OMB Memorandum M-07-16 *** Cal Bar *** FISMA & OMB Memorandum M-07-16 ***

In numerous states throughout the Country, local, state and even federal officials have time and again supported D R Horton to the detriment of consumers ..... and perhaps even received a benefit for themselves. See the official documents within. Contact me as below:

Patrick Missud
91 San Juan Avenue
San Francisco, CA, 94112
415-845-5540
FAX 415-584-7251
missudpat@yahoo.com

EXHIBIT I

Patrick Missud
Attorney at Law
91 San Juan Ave.
San Francisco, CA, 94112
415-584-7251 office
415-845-5540 cell

September 22, 2008

Texas Attorney General Greg Abbott
P O Box 12548
Austin, TX, 78711-2548

Re: Texas Penal Code § 31.03. THEFT.
Via: Certified Mail *** FISMA & OMB Memorandum M-07-16 *** Mail, Email, World Wide Web

Attention Attorney General Abbott, *** FISMA & OMB Memorandum M-07-16 ***

The following Texas statute applies as Equally [as in Federal Equal Protections Act] to both Texas' inner city Black, Latino and otherwise minority community, and the white collar Caucasian elite such as Donalds Tomnitz and Horton. Please know that the media will of course receive a copy of (allegations in) this letter, and *official documented court and government proof, facts and evidence*. The aforementioned criminals will not walk away as has the now infamous Angelo Mozillo of Capitol-Hill-testifying, (formerly) Countrywide fame.

§ 31.03. THEFT
(a) A person commits an offense if he unlawfully appropriates property with intent to deprive the owner of property.
(b) Appropriation of property is unlawful if: (1) it is without the owner's effective consent;
(c) For purposes of Subsection (b):
(1) evidence that the actor has previously participated in recent transactions other than, but similar to, that which the prosecution is based is admissible for the purpose of showing knowledge or intent and the issues of knowledge or intent are raised by the actor's plea of not guilty;
(2) the testimony of an accomplice shall be corroborated by proof that tends to connect the actor to the crime, but the actor's knowledge or intent may be established by the uncorroborated testimony of the accomplice;
(e) Except as provided by Subsection (f), an offense under this section is:
(4) a state jail felony if: (A) the value of the property stolen is $1,500 or more but less than $20,000;
(f) An offense described for purposes of punishment by Subsections (e)(1)-(6) is increased to the next higher category of offense if it is shown on the trial of the offense that:
(2) the actor was in a contractual relationship with government at the time of the offense and the property appropriated came into the actor's custody, possession, or control by virtue of the contractual relationship; or
(3) the owner of the property appropriated was at the time of the offense an elderly individual.

Definitions:
(3) Consent is not effective if: (A) induced by deception or coercion;
(5) "Property" means: (C) a document, including money, that represents or embodies anything of value.

LEGAL ANALYSIS:
(a) Unlawful Appropriation:

In countless federal districts and states throughout the nation, consumers have *filed court complaints* that DHI has unlawfully appropriated money through deceptive trade practices, fraud, or theft by: repeatedly increasing 'good faith estimates' and closing costs; offering bait and switch interest rates; reneging on 'incentives' including cash discounts or upgrades; misrepresenting taxes, HOA and other yearly dues; inflating appraisals; requiring use of more expensive affiliate DHI Mortgage; promising illusory warranty; substituting materials of lesser quality; misrepresenting the status of transferred or adjoining land and amenities; .... Several consumers have even already received favorable judgments in these very same regards. A long and varied list of these cases is included as exhibit 1. [Ex. 1].

Internationally *on the web*, and through state building *divisions* and BBB's, hundreds of consumers have posted similar complaints regarding all of the above. Within my own database, I have dozens/hundreds of similar stories. A very few of these exhibits are included in a condensed version as exhibit 2 Note that the list was compiled as long as a year ago. Many, many more victim statements are available upon your simple request. [Ex. 2].

(b) Appropriation by ineffective consent:

In federal districts and states throughout the nation, consumers have *filed declarations* stating that their consent to purchase DHI's homes, upgrades and mortgage products was involuntary and *induced by deception or coercion.* As soon as DHI cashes 'forfeitable' deposits, terms once favorable to the consumer are suddenly changed to benefit DHI instead. Please revisit exhibits 2 and new exhibit 3. [Ex. 3].

(c)(1) Similar previous participation as evidence of intent:

Starting February 2004, DHI's Board received certified notice of their attempted theft in my own personal case. Shortly thereafter, I sent DHI evidence of *20 additional consumer-victims* who had actually been defrauded. In September 2005, DHI's chief litigation counsel David Morice submitted a declaration in support of DHI's reply in California case 05-444247 wherein the specifics of the nationwide theft were detailed. Shortly thereafter and for over one year, *dozens more instances of nationwide crime* were brought to DHI's attention. Once again, DHI's chief litigation department acknowledged certified receipt of the dozens of additional fraud. In federal case 07-2625 JL, DHI's CEO Tomnitz and Chairman Horton were each named defendants and received their very own copies of the complaint wherein specifics of their *personal participation* of the nationwide theft was again laid out. DHI was reminded that additional future theft of unwitting consumers would be discovered. *Dozens more instances* of nationwide theft have since been brought to DHI's attention, some as recently as last month. [Ex. 4].

(c)(2) (Un)corroborated testimony of an (accomplice):

Many insiders have chosen not to conspire with DHI's Board to avoid becoming accomplices. They have *corroborated* that DHI policy is, and was, to require a minimum profit on DHI Mortgage services which are bundled with home purchases. After consumers sign purchase contracts, home prices increase or decrease depending on whether DHI Mortgage is used. After consumers sign contracts, locked interest rates and incentives increase and decrease

respectively. After consumers sign contracts, origination fees increase and material specs diminish. After consumers sign contracts, ... DHI gets greedy. Those other *DHI agents who have become the Board's accomplices* have been very prolific and have even corroborated this (allegation). These accomplices have likely defrauded thousands of consumers from Ca, Nv, Fl, Va, Ill, Co, Tx, ... [Ex. 1,2,3, new 5, many others are available].

(e)(4) Value of the property stolen:

In virtually every offense, the value of money stolen or appropriated without effective consent exceeds $1500. Indeed, specifically for predatory lending victims, the last minute inflated closing costs are usually by themselves *in excess of this minimum felony threshold*. For warranty victims, the value of bonafide but unwarranted repairs nearly always exceeds this amount. For victims of land misrepresentation, damages are in the tens of thousands. For victims of....... The multiple counts of felony theft are anticipated to be in the thousands. [Ex. 1,2,3,5].

(f)(2) Heightened punishment if contractual relationship with government:

Mortgage loans are *regulated by HUD, insured by the FHA* and monitored through other various federal and Texas entities. Rules regarding interest rate offers, or their fraudulent manipulation, are regulated by the federal banking committee. The Equal Opportunities Committee ensures that minorities are not discriminated against for said mortgage applications, and the ECOA was enacted to prevent disparate issuance of credit for this group. Just last year, DHI originated 96% of the 41,000 HUD, FHA, FBC, ECOA backed, insured and regulated mortgages, many of which under fraudulent terms, targeting minorities for disparate treatment, and absolutely known about with particularity by both Tomnitz and Horton. [Ex. 2 and new 6].

(f)(3) Heightened punishment if offense on an elderly individual:

Back in 2004, Sugarland Tx, fixed income senior Dorina Corrente was promised a 'good faith' 4.018% fixed interest DHI Mortgage originated loan. DHI called her a week before closing to sign the 9% loan they had crafted. Dorina has since had to beg her outside bank to extend the 6% adjustable rate loan which was quickly cobbled together in desperation after DHI's bait and switch. Dorina will even testify under oath in this very regard at the TRCC sunset commission's hearing on September 23, 2008. *For over two years, Tomnitz and Horton were repeatedly notified of this and other similar senior abuses.* I was very clear in warning them through Nevada counsel that if any other seniors were found to have been similarly defrauded, that the "squeal" scene from "Deliverance" would ensue......; then came the discovery of defrauded fixed income retirees Wilson and Marcu. Thankfully, no one took me literally. [Ex. 3 and new 7].

CONCLUSION:

In conclusion, I leave you with a riddle: It migrates south for the winter; waddles when walking; floats in water; "quacks" to its brethren when flying in 'V' formations; tastes great when either smothered in orange-currant glaze, or made crispy and served along side scallions in a Peking plum sauce. What is it?

Unless things are 'made right,' I will cause this to become a national scandal eclipsing Enron, MCI, Tyco, Ameriquest, Countrywide, Bear Stearns, Indymac, Lehman Bros, Merill Lynch, Wachovia, WaMu, Fannie Mae and Freddy Mae ($25B), AIG($85B), ...Goldman Sachs/Morgan Stanley rescue...Mortgage Securities Bailout...+$700B......, because *every single federal entity (and Texas)* in a position to act, has had *sufficient evidence* to act *for years* to prevent this egregious white collar criminal activity directly responsible for the (near) collapse of international economies.

On behalf of the thousands/millions of Americans deserving of Equal Protections -and not the very, very few white collar DHI millionaires inclusive of Donald Tomnitz and $1.4B Donald Horton who have to date been above Texas law, Federal law and OUR Constitution,

/S/ Patrick Missud
Encl.
Cc: State Attorneys General; mass media; Wall Street;

U.S. Department of Justice
C/o Director Robert Mueller
950 Pennsylvania Avenue, NW
Washington, DC 20530-0001
*** FISMA & OMB Memorandum M-07-16 ***

Federal Trade Commission, Room 240-H
Consumer Response Center, c/o Donald S. Clark
Washington, DC, 20580
FTC Ref. No. 9548361
#-1093
*** FISMA & OMB Memorandum M-07-16 ***

Ivy M. Jackson, Director RESPA
US Dept. of HUD
Washington, DC, 20410-8000
#-1109
*** FISMA & OMB Memorandum M-07-16 ***

SEC Complaint Center, c/o Bob Greene
100 F Street NE
Washington, D.C. 20549-0213
#-1116
*** FISMA & OMB Memorandum M-07-16 ***

U.S. Department of Justice
C/o Michael Mukasey
950 Pennsylvania Avenue, NW
Washington, DC 20530-0001
#-1123
*** FISMA & OMB Memorandum M-07-16 ***

Office of Chief Counsel
Division of Corporation Finance, SEC
100 F Street, NE
Washington, DC, 20549
#-1130
*** FISMA & OMB Memorandum M-07-16 ***

Nevada Attorney General Masto
Grant Sawyer Bldg.
555 E. Washington Ave Suite 3900
Las Vegas, Nevada 89101
#-1147
*** FISMA & OMB Memorandum M-07-16 ***

FBI Field Office, San Francisco
450 Golden Gate Avenue, 13th Flr.
San Francisco, CA, 94102-9523
#-1154
*** FISMA & OMB Memorandum M-07-16 ***

Obama for America
P.O. Box 8102
Chicago, IL 60680
#-1161
*** FISMA & OMB Memorandum M-07-16 ***

John McCain 2008
P.O. Box 16118
Arlington, VA 22215
#-1178
*** FISMA & OMB Memorandum M-07-16 ***

Gibson, Dunn, Crutcher
c/o Elizabeth Ising
Fax: 202-530-9631, 10:00 AM PST

-All other unlimited outlets until justice is finally Equally distributed under the laws.

NOTE: Att'n Federal Agencies: To avoid the resubmission of identical exhibits sent over the course of years, all the above supporting exhibits can be requested either from Attorney General Abbott; or again from my office upon request.

EXHIBIT J

PATRICK MISSUD
Engineer/Contractor/Businessman
Consultant/Unfortunate Attorney
91 San Juan Ave.
SF, CA. 94112
845-5540 Cell

September 21, 2009

Office of the Chief Trial Counsel/Intake
State Bar of California, c/o Adriana Burger
1149 South Hill Street
Los Angeles, CA, 90015-2299

Via: Certified *** FISMA & OMB Memorandum M-07-16 ***

Attention State Bar Agents,

This letter is to memorialize my September 17th afternoon conversation with state Bar agent Burger who refused to reduce anything to writing or follow up on my certified complaint # *** FISMA & OMB Memorandum M-received at 9:29 AM on August 28, 2009. Our conversation dealt with the following themes.

I. State Bar's Non-feasance and Enablement of the Mortgage Meltdown:
Way back in November 2005, I submitted a complaint with overwhelming evidence to prove court misrepresentations by attorney/co-conspirators from megafirm Wendel Rosen Black and Dean. Marquez, Ross and the Wendel firm were defending predatory lender/fraudulent mortgage originator D R Horton [DHI]. Rather than investigate the attorneys and firm, the Bar passed the buck and required that I myself reach into my pocket, punch the clock and police the co-conspirators in San Francisco's County Court. Since the judge did not want to weigh in on a pissing match, the unethical attorneys and their consumer-crushing corporate defense firm went on and on and on to further DHI's criminal RICO as is very extensively documented within numerous corroborating sources and detailed federal records. To recap the complaint: the attorneys learned of my absence from California, avoided contact with me by cell phone (the number was listed throughout the documents that they themselves submitted in support of their motion) and then scheduled an ex parte hearing just a few hours before my return to conceal evidence of their client's nationwide predatory lending/mortgage fraud/TARP requiring/$3,000,000,000,000 wall street bail out funding paid by 300,000,000 tax paying Americans. Ms. Burger claimed that because I did not get what I wanted then, that I was "bullying" the state Bar now. Exhibits 1.

II. Bullying:
Ms. Burger had the audacity to claim that I, merely one of thousands of individual Bar members, was "bullying" ~~the~~ infinitely more powerful California Bar, the entity which regulates my license, ~~is incorporated~~, burgeons with attorneys, has in house Chief Counsel, and is capitalized to the hilt. I draw the Bar's attention to exhibits 2 wherein Burger will find real world examples of "bullying:" Melendez/Jenkins who were admonished by $8B DHI's defense counsel that they "don't have to go in there." "There" was the Beaufort County court house where Magistrate Curtis Coltrane, and DHI's covert employee, would soon rule against their inalienable First Amendment rights. Oh, by the way the Beaufort Bench stated that he is no longer practicing law and thanked me for my corroporation [Spelling Correct]. How about Corrente who has required

that a dozen Texas state agencies intervene on her behalf because $8B DHI repeatedly promises and then reneges on warranted repairs. She is one of hundreds in my database all of whom confirm *last week's* J D Power's survey that statistically finds for a second year in a row that DHI has the lowest customer warranty satisfaction and greatest number of minor and major construction defects. If the Bar isn't too busy non- feasing, passing the buck, or otherwise sleeping, please visit: http://www.jdpower.com/Homes for confirmation that $8B DHI drags its feet and leaves consumers to make repairs on their own dimes. How about $8B DHI extorting the Aranov's into consummating increasingly onerous real estate "deals." The base price of Yevginy's home shot up suddenly at closing, just like the interest rate on Eleanora's doubled her monthly mortgage payments. Surprise! Compare this to the English-deficient Yoons and Songs who also put substantial deposits on their $8B DHI built homes, and then had them "forfeited" because they didn't capitulate to DHI's increasing financially crushing terms. Olga Dodson was told by $8B DHI that if she didn't sign on the dotted line, that they would steal her $82,000 and then forclose on her house to make up the difference. I could add over another hundred stories from my personal archives, append at least 500 emails, or pull out 190 pages of FTC records, but will instead describe how $8B DHI tried to illegally compel me into their antitrust tying of mortgage services to my home's purchase. After being FULLY approved, the pricks sent a letter stating that because I had "not completed lender requirements" they would "forfeit my deposits." I then immediately flew to Vegas, high on Vicodine prescribed for kidney pain, to MAKE them sell me my home funded by MY chosen lender. *Those* recounts are about fucking bullying. You want more, then just ask.

III. Harassment:
Ms. Burger claims that my Bar letters sent to her attention amounts to "harassment."
Little 'ole $8B DHI also claimed the same "harassment" in Clark County fraud case #A551662 wherein they produced over 1000 pages of NOTICE which I had sent them regarding $8B DHI's discovered nationwide predatory lending and other RICO. $8B DHI's defense counsel again claimed the same "harassment" in California's Southern District of San Diego antitrust case #08-cv-00592 wherein they requested judicial notice of another 1000 documents including "correspondence from plaintiff's counsel, Patrice/Patrick Missud." Those mother fuckers had years long NOTICE of $8B DHI's nationwide predatory lending and other RICO, conveniently forgot their ethic$, a$$isted $8B DHI in fleecing thousands of already defrauded DHI consumers a second time, and guaranteed the rip-off of thousands more well into the future. $8B DHI yet again claimed the same "harassment" in California's Northern District of San Francisco case #07-cv-02625 over two years ago and long before the first $700M in TARP funds were disbursed from 300,000,000 taxpayers' pockets. Remember that TARP was specifically created in part to pay for $8B DHI's mortgage fraud/predatory lending which has led to colossal nationwide foreclosures where it "sold" (extorted buyers) the most homes, namely Stockton, Merced, Sacramento, San Diego, Las Vegas...... By the way, the California and Illinois Attorneys General, as well as HUD, the FTC, DOJ, SEC and select media each also received NOTICE, or 800 page files, some USPS certified, containing oodles of contact information for defrauded $8B DHI consumers found nationwide.

IV. Regulation:
Ms. Burger claimed that because the files were closed, the Bar could not regulate the licensed mal feasing attorneys. I recall that a certain Nevada Deputy Commissioner came to the same finding regarding DHI's mal feasing agents. Susan Eckhardt was replaced within 26 days of her ridiculous statement. She was the third such State Commi$$ioner found to be on private intere$t$' payrolls. Perhaps she should be shackled and sent to Leavenworth. Exhibit 3.

V. Appeal:

Ms. Burger told me that my current recourse was to "appeal the Bar's no action decision to the California Supreme Court." Firstly, the SOL puts me sol. Even if I had the opportunity however, the legal $y$tem is far too expensive and slow to produce any useful results. In 2004, I brought my and others' DHI consumer fraud information to federal and Nevada authorities to "appeal" for their help. Bush's federal agents were told not to investigate, and by then some Nevada officials were already in the pocket of the 606th richest man on the planet, Donald Horton. In 2005, I appealed to California's Superior Court which allowed for dismissal of $8B DHI's back breaking, foreclosure prompting, family bankrupting nationwide RICO for only procedural reasons. I appealed for help in 2006 to 26 other state regulators and again to the fed to stem $$$DHI'ss$$$ white collar criminal grand theft and fraud taking place across state lines and through mail and wire, but nothing was done. In 2007, over one full year prior to the Bear-Stearns/Lehman /Fannie/Freddie financial disasters, I appealed to the northern circuit which had *every document required* to put a stop to the world's current financial crisis caused directly by the same type of predatory lending that $8B DHI is renowned for, but for Some reaSon judge ArmStrong ruled in $8B DHI'S favor. In 2008, I appealed to class action litigators to do what I and apparently everyone else could not do, namely touch the untouchable Donald Horton and his Third Reich. Judge Benitez Saw it DHI'S way yet again despite overwhelming interstate corroboration of fraud. Now in 2009, I have run out of appeals and patience but have rather gone straight to the media to expose the official and judicial corruption. Instead of only crying wolf way back in 2004, I should have been screaming holocaust. Exhibit 4.

VI. Conclusion:

Thank you for the further opportunity to prepare exhibits which will be filed in support of my RICO suit naming the Bar, and several officials and judges. Keep in mind that the enclosures are a mere fraction of the documents I possess and have amassed through 18 sites which feature at least 1000 documents available on the world wide web. Since the Special intereStS are too powerful, well connected and enabled by the Smaller fiSh, I absolutely have to expose them (you) instead.

With the greatest sincerity and "To Preserve and Improve our Justice System." [read your fucking Bar cards]

Patrick Missud; ME, CE, GC, JD, last and very least attorney

Encl.

Cc: Media through the fair reporting exception following RICO suit filing.

Armstrong #

Benitez *** FISMA & OMB Memorandum M-07-16 ***

EXHIBIT K

From: pat missud [mailto:missudpat@yahoo.com]
Sent: Monday, August 09, 2010 2:35 PM
To: dennis.barghaan@usdoj.gov; greener@sec.gov; Melanie.Proctor@usdoj.gov
Cc: Joel D. Odou; Patricia J. Peterson; Nadin J. Cutter; itservicedesk@nvcourts.nv.gov
Subject: Nevada's proven furtherance of DHI's RICO

Good afternoon all,

State and Federal Agents-
Since its obvious that the criminal directors at DHI are to walk because of their political connections, I am now filing my papers first with the media. We are up to several corrupted commissioners in two states, several corrupted judiciaries in perhaps three states, several corrupted council people from at least 6 states, clear violations of both state and federal laws in 27 states, and very clear retaliation against a federal whistle blower from California. Americans will be protected from Donalds Horton and Tomnitz despite Nevada's best efforts at concealment and suppression.
Also, HUD has not replied to my renewed FOIA request, and the SEC has not yet updated me on compelling DHI to print this year. I trust that those will be in the mail this week?

Mr. Odou and Clerks in Department 11-
Your courtesy copies are attached without the voluminous exhibits. Those can be found on the web or in wiznet. The media has already received their copies. I am awaiting DHI's final fees and costs award for inclusion in Missud v Nevada; Eighth Judicial District Court of Clark County et al.

Very, Very Sincerely,
Patrick Missud
"To Preserve and Improve Our Justice System in Order to Assure a Free and Just Society Under Law" -Not just for the rich who have destroyed millions world wide.

cc: Media

EXHIBIT L

From: pat missud [mailto:missudpat@yahoo.com]
Sent: Thursday, July 25, 2013 5:14 PM
To: WHApdf@cand.uscourts.gov; EMCpdf@cand.uscourts.gov; SBApdf@cand.uscourts.gov; JCSpdf@cand.uscourts.gov; DMRpdf@cand.uscourts.gov; PJHpdf@cand.uscourts.gov; richardfine@richardfinelaw.com; san.francisco@ic.fbi.gov; AskDOJ@usdoj.gov; annie.reding@usdoj.gov; bonny.wong@usdoj.gov; Attorney.General@state.mn.us; duncan.carling@sfgov.org; dorothy.silver@sfgov.org; cityattorney@sfgov.org; troy.overton@doj.ca.gov; joan.randolph@doj.ca.gov; First.District@jud.ca.gov; Imelda.Santos@jud.ca.gov; stacy.wheeler@jud.ca.gov; mery.chang@jud.ca.gov; beth.robbins@jud.ca.gov; Evelyn.Ho@jud.ca.gov; info@judicialwatch.org; HALT@HALT.org; admin@consumerwatchdog.org; info@fairarbitrationnow.org; editor@consumer-action.org; texaswatch@texaswatch.org; nseats@aol.com; azieve@citizen.org; darkush@citizen.org; afleming@citizen.org; info@unpac.org; jahmad@sbcglobal.net; foiapa@sec.gov; hallr@sec.gov; LivorneseJ@SEC.GOV; oig@sec.gov; sanfrancisco@sec.gov; dfw@sec.gov; greener@sec.gov; annie.reding@usdoj.gov; bonny.wong@usdoj.gov; dennis.barghaan@usdoj.gov; kfeinstein@sftc.org; myuen@sftc.org; ACheng@sftc.org; ckarnow@sftc.org; lgiorgi@sftc.org; cwoolard@sftc.org; pmahoney@sftc.org; hkahn@sftc.org; palvarado@sftc.org; GonzalezE@clarkcountycourts.us; BullaB@clarkcountycourts.us
Cc: jodou@wshblaw.com; mroose@wshblaw.com; cgilbertson@wshblaw.com; LMarquez@wendel.com; GMRoss@wendel.com; vhoy@allenmatkins.com; mmazza@allenmatkins.com; jpatterson@allenmatkins.com; cpernicka@allenmatkins.com; tbmontano@drhorton.com; Ising, Elizabeth A.; james.strother@wellsfargo.com; raymond.m.lynch@wellsfargo.com; TommasinoJ@clarkcountycourts.us; Dept11LC@ClarkCountyCourts.us; KutinacD@clarkcountycourts.us; itservicedesk@nvcourts.nv.gov; aginfo@ag.state.nv.us; ncdinfo@judicial.state.nv.us; judcom@govmail.state.nv.us; HawkinsJ@clarkcountycourts.us; GambleL@clarkcountycourts.us; ncjdinfo@judicial.state.nv.us; davidc@nvbar.org; kimberlyf@nvbar.org; ecartwright@ag.nv.gov
Subject: Fw: DHI: D.R. Horton, Inc. (DHI) Management Discusses Q3 2013 Results - Earnings Call Transcript

Well done judge$....
Curtis Coltrane, Bonnie Bulla, Elizabeth Gonzalez, Kristina Pickering, Ron Parraguirre, James Hardesty, Mark Gibbons, Michael Cherry, Nancy Saitta, Michael Douglas, Loretta Giorgi, Elaine Wick, Peter Busch, Harold Kahn, Paul Alvarado, William McGuiness, Stuart Pollak, Martin Jenkins, Tanil Cantil-Sakauye Carol Corrigan, Joyce Kennard, Kathryn Werdegar, Ming Chin, Marvin Baxter, Goodwin Liu, Saundra Armstrong, Roger Benitez, Roger Hunt, Edward Chen, Donna Ryu, William Alsup, Alex Kozinski, Ronald Gould, Richard Clifton, Jay Bybee, Leavy, Thomas, Murguia, ...

The racketeer that you've all a$$i$ted had another great quarter financially raping more victims.

----- Forwarded Message -----
From: Seeking Alpha <account@seekingalpha.com>
To: missudpat@yahoo.com
Sent: Thursday, July 25, 2013 1:30 PM
Subject: DHI: D.R. Horton, Inc. (DHI) Management Discusses Q3 2013 Results - Earnings Call Transcript

D.R. Horton, Inc. (DHI) Management Discusses Q3 2013 Results - Earnings Call Transcript

Donald J. Tomnitz

Our homebuilding and financial services operations turned in another great quarter, highlighted

by $205 million of pre-tax income and a 12.1% pre-tax operating margin. Contributing to our bottom line results were our home sales gross margins of 21.4%, a 340 basis point improvement from the prior year quarter. And our SG&A as a percentage of homebuilding revenues of 10.2%, a 200 basis point improvement. **read more »**

Get Seeking Alpha notifications with our iPhone App | Android App | iPad App

More on DHI

D.R. Horton: Built To Ride Housing's New Upswing by John Tobey
Why D. R. Horton Is The Top Candidate To Build On Housing Optimism by Troy Bayer
DR Horton Inc. Presents at DbAccess Global Industrials and Basic Materials Conference: US Industrial Renaissance in Chicago, Jun-12-2013 10:40 AM

Other articles that mention DHI

Homebuilders: Today's Special Buying Opportunity by John Tobey
Why The Housing Market Is An Accident Waiting To Happen: Part 3 by Dave Kranzler
Mortgage Rate Worry Is Hiding Homebuilder Opportunity by John Tobey

---

EXHIBIT M

From: pat missud [mailto:missudpat@yahoo.com]
Sent: Wednesday, April 04, 2012 11:17 AM
To: ssmith@meyersnave.com; kdrake@meyersnave.com; dinness@meyersnave.com; bstrottman@meyersnave.com; cryan@hayesscott.com; acalderon@hayesscott.com; wagstaffe@kerrwagstaffe.com; tompkins@kerrwagstaffe.com; mackey@kerrwagstaffe.com; kfeinstein@sftc.org; myuen@sftc.org; Amy.anderson@calbar.ca.gov; Adriana.burger@calbar.ca.gov; adonlan@sftc.org; bcompton@sftc.org; dlok@sftc.org; ACheng@sftc.org; adam@posardbroek.com; Dewey.Wheeler@McNamaraLaw.com; Tanner.Brink@McNamaraLaw.com; Christopher.Lustig@McNamaraLaw.com; trg@mmker.com; ehuguenin@greenhall.com; law@nivensmith.com; bfasuescu@sanmateocourt.org; scott@mckayleonglaw.com; Ising, Elizabeth; tbmontano@drhorton.com; garris@wbsk.com; kider@wbsk.com; souders@wbsk.com; jodou@wshblaw.com; rtodd@wshblaw.com; mroose@wshblaw.com; cgilbertson@wshblaw.com; LMarquez@wendel.com; GMRoss@wendel.com; vhoy@allenmatkins.com; mmazza@allenmatkins.com; jpatterson@allenmatkins.com; cpernicka@allenmatkins.com; cdawson@rdlaw.com; james.strother@wellsfargo.com; raymond.m.lynch@wellsfargo.com; eric.mcluen2@wellsfargo.com; ecs@nvrelaw.com; joseph@josephmaylaw.com; oig@sec.gov; sanfrancisco@sec.gov; dfw@sec.gov; greener@sec.gov; TommasinoJ@clarkcountycourts.us; Dept11LC@ClarkCountyCourts.us; KutinacD@clarkcountycourts.us; nvscclerk@nvcourts.nv.gov; itservicedesk@nvcourts.nv.gov; aginfo@ag.state.nv.us; ncjdinfo@judicial.state.nv.us; judcom@govmail.state.nv.us; HawkinsJ@clarkcountycourts.us; GambleL@clarkcountycourts.us; davidc@nvbar.org; kimberlyf@nvbar.org; ecartwright@ag.nv.gov; NVFMP@nvcourts.nv.gov; annie.reding@usdoj.gov; bonny.wong@usdoj.gov
Subject: Fw: Missud 2012 SEC 14a8 Proposal for Action Re:DHI (and RICO)

FYI

--- On **Wed, 4/4/12, pat missud <*missudpat@yahoo.com*>** wrote:

From: pat missud <missudpat@yahoo.com>
Subject: Fw: Missud 2012 SEC 14a8 Proposal for Action Re:DHI (and RICO)
To: josh.levin@citi.com, dan.oppenheim@credit-suisse.com, michael.rehaut@jpmorgan.com, david-i.goldberg@ubs.com, nishu.sood@db.com, *** FISMA & OMB Memorandum M-07-16 *** rstevenson@peoplemanagement.org, steve.east@csfb.com, mross@bgbinc.com, gs-investor-relations@gs.com, Buck.Horne@RaymondJames.com, ivy@zelmanassociates.com, bberning@fppartners.com, chris.hussey@gs.com, joshua.pollard@gs.com, arjun.sharma@citi.com, jacqueline.merrell@gs.com, jason.a.marcus@jpmorgan.com,

cbrian@tradethetrend.com, rob.hansen@db.com, jesse.arocho-cruz@db.com, jonathan.s.ellis@baml.com, kenneth_zener@keybanccm.com, jrahmani@kbw.com, rosteen@kbw.com, jay.chhatbar@baml.com, william.w.wong@jpmorgan.com, kisha.rosario@jpmorgan.com, inquiries@guggenheimpartners.com, jane.wong1@baml.com, karen.frenza@gs.com, william.alexis@credit-suisse.com, michael.dahl@credit-suisse.com, kim@zelmanassociates.com, christina.c.lo@jpmorgan.com, angela.pruitt@dowjones.com, nick.vonklock@dowjones.com, george.stahl@dowjones.com, cbrian@mysmartrend.com, pchu@fnno.com, adam.rudiger@wellsfargo.com, jack.micenko@sig.com, jhymowitz@philadelphiafinancial.com, steven.bachman@rbccm.com, robert.wetenhall@rbccm.com
Date: Wednesday, April 4, 2012, 8:16 AM

Collateral Damage...

--- On **Wed, 4/4/12, pat missud** <*missudpat@yahoo.com*> wrote:

From: pat missud <missudpat@yahoo.com>
Subject: Missud 2012 SEC 14a8 Proposal for Action Re:DHI (and RICO)
To: foiapa@sec.gov, hallr@sec.gov, LivorneseJ@SEC.GOV, oig@sec.gov, sanfrancisco@sec.gov, dfw@sec.gov, greener@sec.gov, annie.reding@usdoj.gov, bonny.wong@usdoj.gov
Cc: dan.fitzpatrick@wsj.com, hilzenrathd@washpost.com, nick.timiraos@wsj.com, Robbie.Whelan@wsj.com, sboyer@hearst.com, Scott.Glover@latimes.com, Scott.Gold@latimes.com, sdean@click2houston.com, hsmith@reviewjournal.com, snishimura@star-telegram.com, asorci@sacbee.com, Scott.Reckard@latimes.com, sosdnews@uniontrib.com, estanton@bloomberg.net, Anne.Tergesen@wsj.com, stevebrown@dallasnews.com, tellis@dallasnews.com, thorner@sptimes.com, tom.petruno@latimes.com, tshaffer@attorneygeneral.gov, ryan.vlastelica@thomsonreuters.com, wargo@lasvegassun.com, trigaux@sptimes.com, mvansickler@sptimes.com, vacaville@thereporter.com, ivy@zelmanassociates.com, bwillis@bloomberg.net, dawn.wotapka@dowjones.com, lmorgan@sptimes.com, amoss@nctimes.com, sangeetha@seekingalpha.com, national@nytimes.com, peter_coy@businessweek.com, president@nytimes.com, jim.puzzanghera@latimes.com, publisher@nytimes.com, readers@forbes.com, realestate@nytimes.com, ruth.simon@wsj.com, feedback@mysanantonio.com, francesco.guerrera@wsj.com, kris.maher@wsj.com, ryan.vlastelica.reuters.com@reuters.net, cmollenkamp7@gmail.com, liz.rappaport@wsj.com, robin.sidel@wsj.com, Aaron.Lucchetti@wsj.com, contact-editorial@seekingalpha.com, jess.bravin@wsj.com, constance.mitchell-ford@wsj.com, peter.grant@wsj.com, angela.pruitt@dowjones.com, nick.vonklock@dowjones.com, Rick.Brooks@wsj.com, eamon2@bloomberg.net, william.rempel@latimes.com, michael.siconolfi@wsj.com
Date: Wednesday, April 4, 2012, 8:15 AM

Good morning SEC agents-

1. Find attached last year's copy of my 14a8;
2. Per your official records posted to the web I have owned sufficient securities for over three years;
3. Per your last refusal to compel publication also published to the web, my cases which the SEC claimed was my motivation to protect DHI shareholders have been 'statistically closed;'
4. Per the official federal court docket, my severed case against the SEC (and not DHI) however is still unresolved;
5. Once federal judge Ryu orders that the SEC be released/absolved from Madoff-2 (actually Madoff-10, as in ten times worse), I will edit the 2012 14a8 to reflect the fact that every single DHI shareholder is in the dark about DHI's 27-state interstate racketeering made possible by the SEC (and which is furthered with judicial help).

Also see the below link. Once the 38 homes are sold I will contact the new owners to see if they also got bait and switch financing, bait and switch materials, homes replete with construction defects, and/or illegal denied warranty. I've stock-piled hundreds of these daily notices.

My proven stats are that at least 40% of the consumers will claim one or more criminal act by DHI.

XOXOXO,
Patrick

--- On **Tue, 4/3/12, Google Alerts** *<googlealerts-noreply@google.com>* wrote:

From: Google Alerts <googlealerts-noreply@google.com>
Subject: Google Alert - d r horton
To: missudpat@yahoo.com
Date: Tuesday, April 3, 2012, 11:48 AM

News **1** new result for **d r horton**

D.R. Horton Completes Move-in Ready Homes in Fiddler's Creek Amador village
Virtual-Strategy Magazine
The final touches are being done to the first five residences in the village of Amador, an enclave of 38 classical Mediterranean style single-family homes in Fiddler's Creek, being offered by **DR Horton**. A distinctive neighborhood, the village of Amador ...
See all stories on this topic »

Tip: Use site restrict in your query to search within a site (site:nytimes.com or site:.edu). Learn more.

Delete this alert.
Create another alert.
Manage your alerts.

Patrick Missud
Attorney at Law
91 San Juan Ave
San Francisco, CA, 94112
415-584-7251 Office
415-845-5540 Cell
missudpat@yahoo.com

August 17, 2011

Securities and Exchange Commission
Burnett Plaza, Suite 1900
801 Cherry Street, Unit 18
Fort Worth, TX 76102

Re: Missud Proposal for Action for consideration at DHI's 2012 Annual Shareholder Meeting; and inclusion within DHI's proxy statement.
Via: oig@sec.gov, sanfrancisco@sec.gov, dfw@sec.gov, greener@sec.gov, tbmontano@drhorton.com, eising@gibsondunn.com, james.strother@wellsfargo.com, raymond.m.lynch@wellsfargo.com
Certified:** FISMA & OMB Memorandum M-07-16 ***

Good afternoon SEC agents Greene, Reedick, Maples, Kwon, Special Counsel Belliston, Chairwoman Shapiro, Ms. Ising and Messieurs Montano, Lynch and Strother,

As you all know, this year I again mailed my Proposal for Action to D R Horton's Montano for inclusion in DHI's forthcoming Annual Report, 10K, and proxy statement. The Proposal is reproduced below for convenience. The three reasons for inclusion of the Proposal are as follows.

A. Reasons for Compelling Publication

1. DHI has participated in ultra-vires acts. The Directors and shareholders need to vote to stop various illegal financial activities which are specifically damaging the Corporate 'Citizen's' reputation and bottom line, and shareholders' interests.
2. The second reason is that DHI's illegal financial activities are broadly impacting the US economy and its 308 million real flesh-and-blood citizens. Each non-performing predatory loan originated by DHI and fully owned subsidiary DHI Mortgage, must be 'bailed out' by American tax payers. This in turn lowers the expendable income that each real flesh-and-blood American family has to purchase new products such as D R Horton homes.
3. The third reason for inclusion is that overwhelming evidence has already been gathered which proves that DHI Executives have corrupted officials and judges in several states. Once this information is exposed, the Corporate 'Citizen's' reputation and bottom line will most certainly suffer very acute damage. Shareholders need reassurances from DHI's Board of Directors that they will lawfully conduct business per the Corporate Charter and Governance Documents.

B. The SEC's Recently Stepped-Up Efforts

The SEC has recently taken aggressive enforcement actions regarding various subprime loan and Wall Street fraud: http://www.sec.gov/spotlight/enf-actions-fc.shtml DHI has coincidentally also been very heavily involved in exactly these types of crimes for at least 8 years, possibly even precipitating the mortgage melt-down.

Also according to the SEC's website, enforcement protocols have been improved post-Madoff: http://www.sec.gov/spotlight/secpostmadoffreforms.htm Prior to Madoff, it was reported that the SEC would get tips about white collar crimes, and not act until it was too late to prevent massive shareholder losses. Hopefully now, the SEC will be more proactive to regulate DHI's corporate activities which have and will continue to severely and negatively impact $3.6 billion in issued stock.

C. Identical Wall Street Requests

Even CtW CEO William Patterson shares the same exact concerns that I do in that DHI should refrain from issuing predatory loans and selling fraudulent mortgages: http://www.ctwinvestmentgroup.com/fileadmin/group_files/CtW_Inv_Grp_to_DR_Horton_Board.pdf Note that Patterson's request was made in 2007. Since then, the SEC has done nothing to redress either Patterson's or my identical concerns.

D. Prior SEC No-Action Decisions

"No-action letters represent the staff's interpretations of the securities laws and, while persuasive, are not binding on the courts:" http://en.wikipedia.org/wiki/U.S._Securities_and_Exchange_Commission

In 2008, 2009, and 2010, I submitted formal Proposals similar to Patterson's. In 2008&9 DHI was permitted to exclude my Proposals because I did not have sufficient share ownership for the SEC to compel publication. Last year, I had sufficient share ownership for the required time for the SEC to compel publication but for some reason, the SEC did not enforce Rule 14A8.

This year, I have sufficient share ownership for the required amount of time which requires that the SEC compels publication. If the SEC refuses to compel publication of my very reasonable Proposal, which merely seeks that DHI participate only in legal acts under its corporate charter, I will seek redress in the federal courts.

Along with the racketeering suit voluntarily withdrawn in 2010 and subject to re-filing [10-cv-235-SI], and the currently active civil rights & corruption suit which will soon name DHI as an additional Defendant [11-cv-3567-DMR], I will file an SEC action in the Ninth Circuit naming Chairwoman Shapiro. The federal securities complaint, supporting declaration, and exhibits will first be published with syndicated media, and then registered in court. The action will eclipse the Madoff scandal.

E. Mr. Montano's Claimed Deficiencies

Montano's August 16, 2011 letter disingenuously claims that I haven't sufficient, continuous share ownership per 14A8(b). The accompanying Wells Fargo "brokerage Statement" is an official business record from Wells Fargo Advisors which is my "Broker" affiliated with Wells Fargo "Bank." Said Statement "verifies" that as of the "date of my current Proposal," the DHI shares were "continuously held for over one year."

Further, note that this letter was copied to Wells Fargo's legal department. Wells Fargo's Lynch and Strother have my authority to "verify" that I have sufficient, continuous share ownership per 14A8(b). You can contact them directly upon my behalf to further corroborate my entitlement to SEC compulsion of my ultra-reasonable lawful Proposal.

F. Conclusions

The draft of my securities complaint will be pro-actively readied within one week. If the SEC does not act to protect my interests, Mr. Patterson's interests, interests of the thousands of other DHI shareholders, 308 million Americans' interests, and uphold federal securities laws, the suit will be filed to showcase the favorable treatment that RICO operating corporations get from the supposed securities regulator. The SEC itself will be on trial.

Cordially,

Patrick Missud

Patrick Missud, shareholder.
Encl.
Cc: Wall Street, Media, Federal and State Regulators

Patrick Missud
Attorney at Law
91 San Juan Ave
San Francisco, CA, 94112
415-584-7251 Office
415-845-5540 Cell
missudpat@yahoo.com

August 4, 2011

Att'n: Corporate Counsel, D.R. Horton Inc.
301 Commerce Street Suite 500
Fort Worth, TX, 76102
Certified RR *** FISMA & OMB Memorandum M-07-16 ***

Mr. Montano,

This cover letter provides proof that I am a shareholder with sufficient share ownership for the required timeframe per SEC regulations. If you recall, the SEC did not compel printing last year because of your frivolous claims that I hadn't provided sufficient proof. Proof that I own over $2000 of DHI stock for over three years is available at: http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2008/patrickmissud112108-14a8.pdf

Rule 14a-8(b)(1)

Requisite number of shares- According to my Wells Fargo brokerage account, I own over $2000 in DHI market value. The majority of the shares were purchased December 2, 2008. These shares must be held at least one year by the date I submit my proposal. I have submitted my proposal as of this date, and qualify for publication under 14a-8(b)(1).

Rule 14a-8(b)(2)

My intent is to be a lifelong DHI shareholder and hold the requisite number of shares to entitle me to submit proposals and protect shareholder interests indefinitely, inclusive of the 2012 Shareholders' meeting date.

Federal agents and DHI Board

Know that my Proposal merely requests that the DHI Board guarantee that DHI and its affiliates are neither participating in any ultra vires acts nor conducting business outside of state and federal laws. In light of the recent Ryland, KB, Hovnanian investigations, Beazer deferred prosecution, and the many other builders/affiliated lenders which have already been discovered illegally originating mortgages, the Missud Proposal is necessary to restore shareholders' confidence in DHI, and DHI Mortgage.

The Board's refusal to publicly commit to following state and federal laws will likely speak louder than if they ratify the Proposal on and for the record. There is already a very well established record of DHI Mortgage's criminal activities which are outlined

in the submitted Proposal and available on the web at www.drhortonfraud.com, and http://drhortonsjudges.com/ . These sites can be sponsored daily and achieve a minimum 2000 hits per day. Media and Wall Street will also receive notice of these documents and will be awaiting the SEC/DHI response. These entities will either ratify or ignore this simple Proposal which merely asks that DHI, DHI Mortgage and its officers not violate federal laws. Note that if these federal laws were violated by everyday non-millionaire individual American citizens, they would risk federal incarceration.

Lastly, either RICO 10-cv-235-SI already naming DHI will be revived, or public corruption suit 11-cv-3567-DMR will be amended to name DHI as the entity which has acted under color of law, and caused officials and public figures to defraud citizens in 29 market states. http://drhortonsjudges.com/ Damages sought will equal DHI's capitalization at the time that the amended complaint is filed, plus punitive damages. Donald Horton will also be personally named to satisfy the punitive damages portion of the demand. Both of these lawsuits are already supported with over 5000 exhibits. These are the most significant federal lawsuits that DHI has ever had to "vigorously defend." The multi-billion dollar suits will have to be mentioned in the DHI Annual Report's litigation caption. A rough draft of the civil rights suit against Nevada is also available at the above listed supersite for all of America to consider. The amended complaint will soon be available.

Cordially,

/S/ Patrick Missud

Patrick Missud, shareholder.
Encl.
Cc: Wall Street, Media, Federal and State Regulators

Patrick Missud
Attorney at Law
91 San Juan Ave
San Francisco, CA, 94112
415-584-7251 Office
415-845-5540 Cell
missudpat@yahoo.com

August 4, 2011

Att'n: Corporate Counsel, D.R. Horton Inc.
301 Commerce Street Suite 500
Fort Worth, TX, 76102

Re: Proposal for Action [Proposal]
Via: E-mail: tbmontano@drhorton.com, dennis.barghaan@usdoj.gov, greener@sec.gov, Wall Street, Select Media
Certified RR *** FISMA & OMB Memorandum M-07-16 ***

Attention DHI Board of Directors, Corporate Counsel, and Federal Agents,

As a DHI stockholder, under SEC Rule 14a-8, I submit the following facts and Proposal for DHI's forthcoming 2012 shareholder meeting. Note that I have owned the sufficient number of shares for at least two years to submit this Proposal for publication in DHI's forthcoming Annual Report. Note that if the SEC does not compel DHI to publish, this will make the Madoff debacle seem minor. This DHI scandal has been 'gift wrapped and packaged' far better than Harry Markopoulos' expose of Bernie Madoff.

Mr. Montano- You will print the following 490 words in the forthcoming 10k:

PROPOSAL FOR ACTION

On July 1, 2009 the DOJ, HUD and SEC deferred prosecution against Beazer Homes which admitted to several fraudulent mortgage origination and accounting practices. BZH agreed to provide $50 million in restitution for consumers in and around North Carolina. Some of Beazer's mortgage fraud included interest rate manipulation, inflating home base prices to cover incentives, and lack of due diligence when completing stated income loans.

There is concrete evidence that DHI has engaged in even more egregious fraud but on a much larger nationwide scale. Under the Freedom of Information Act, hundreds of consumer complaints are available from the FTC and HUD regarding DHI's fraudulent nationwide mortgage origination in over 23 states. In Virginia's federal circuit, HUD submitted nearly 7700 administrative records showing that DHI and other builders violated RESPA laws [08-cv-01324]. In Georgia, the Yeatman class action alleges similar RESPA violations specific to DHI, [07-cv-81]. At DHI Virginia's Rippon

Landing development, the FBI discovered appraisal fraud to artificially boost home sales. The Southern California Wilson class action alleged extortive antitrust tying of DHI's mortgage services to home sales [08-cv-592]. Dozens of others have also claimed the same: Betsinger (NV A503121, A50510), Bevers (09-cv-2015), Dodson (A07-ca-230), Moreno (08-cv-845), Missud (07-2625-SBA). Scores of cases have been filed in state and federal courts all alleging similar DHI Mortgage fraud, deceptive trade, and antitrust violations. Publicly posted web sites also corroborate these findings with hundreds of consumer complaints dealing with DHI's fraudulent mortgage originations and illegal tying of DHI Mortgage's services to home sales, not to mention rampant construction defects.

The "consumeraffairs" website is already a top search result when merely searching for "D R Horton." Dozens of other consumer protections sites similarly and independently report the same recounts of fraudulent DHI mortgage origination. The last J D Power new home builder origination study rated DHI Mortgage with only 679 points out of 1000. The ranking was slightly better than Countrywide, one of DHI's "preferred lenders," and Ryland, two companies already found involved in rampant nationwide predatory lending and mortgage fraud.

Compounding these findings is that as early as June 2007, Chairman Horton and CEO Tomnitz each personally acknowledged receipt for summons and complaints, wherein their participation in predatory lending was exhaustively detailed http://www.donaldtomnitzisacrook.info/Demand_on_Board.html . CEO Tomnitz still materially misleads investors in claiming that DHI Mortgage "does an excellent job underwriting mortgages and the related risk associated with it..." [End 2d Qtr 2009 Earnings Conference Call]. However, the truth is that at that time, all four of DHIM's Arizona offices were found originating significantly defective loans which have already cost taxpayers $2.5 million. All 20 of the audited loans were either in foreclosure or in serious financial distress requiring taxpayer bail-outs: http://www.hud.gov/offices/oig/reports/files/ig1091009.pdf and http://www.liuna.org/Portals/0/docs/PressReleases/Report%20-%20Cruel%20Hope.pdf

Resolved: That DHI audit its subsidiary DHI Mortgage for compliance with ***all*** federal and state laws, and that the Board confirms ***for the record*** that DHI Mortgage conforms to the requirements contained within its own corporate governance documents.

Cordially,

/S/ Patrick Missud

Patrick Missud, shareholder.
Encl.

EXHIBIT N

1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
21
22
23
24
25
26
27
28

PATRICK MISSUD #219614
91 San Juan Ave.
San Francisco, CA, 94112
Attorney and Plaintiff
missudpat@yahoo.com

UNITED STATES DISTRICT COURT
SAN FRANCISCO DIVISION
UNLIMITED CIVIL JURISDICTION
CLASS ACTION
DEMAND FOR JURY TRIAL

PATRICK A. MISSUD, vs. SAN FRANCISCO SUPERIOR COURT; JUDGES PATRICK MAHONEY, ANDREW CHENG, HAROLD KAHN; CALIFORNIA FIRST DISTRICT COURT OF APPEAL; JUSTICES WILLIAM MCGUINESS, MARTIN JENKINS, STUART POLLAK; STATE BAR OF CALIFORNIA; COMMISSION ON JUDICIAL PERFORMANCE; DOES 1-200. Defendants.	12-CV-3117-WHA **AFFIDAVIT OF SERVICE OF: SUBPOENA FOR TESTIMONY ON WELLS FARGO BANK CEO JOHN STUMPF; AND COURTESY COPIES OF DOCKET PLEADINGS ON JUDGE ALSUP** Date: September 6, 2012 Time: 8:00AM Dept: 19th Floor, Courtroom #8 Judge: William Alsup

i. I'm an 18 USC §1513 federal informant and California CCP §1021.5 private attorney general who already caught dozens of corrupt judge$ lying in official records.

ii. Only true and correct copies of exhibits are attached hereto.

1. Exhibit 1 displays USPS records proving the service of: 4¼ pounds of confirmed-mail documents to this Ninth District Court; two metered letters to Washington DC's $EC; and one certified letter to Wells Fargo's [WF] CEO John Stumpf at his corporate headquarters.

2. Exhibits 2 begin with the subpoena served on Stumpf requesting his testimony for the upcoming September 6, 2012 hearing. His testimony is required to prove that WF was indeed D. R. Horton Inc's [DHI] preferred lender, as the Fortune-500 company has repeatedly admitted during public shareholder conference calls; and that together they originated thousands of predatory loans which caused the nation's foreclosure crisis. If $tumpf pleads the 5th regarding his collusion with DHI, then he'll be alternatively asked to confirm that Missud does indeed own over $4000 of DHI stock for over 3 years which entitles Missud to $EC 14(a)-8 printing of his Proposal for Action in DHI's forthcoming Proxy Statement. That's innocuous enough! Missud only wants to be a good American and abide by all of the EC' Rules. One such Rule happens to be that Missud procure from "DTC Participant" Wells Fargo, the holder of Missud's shares, a super-simple confirmation regarding his DHI stock ownership.

The third document in the group is the EC' confirmation that it received Missud's August 28, 2012 8:06AM email which attached federal pleadings for case 12-cv-3117-WHA. Therein are additional copies of $tumpf'$ subpoena. The $EC knows what Missud is up to.

The remainder of the documents are a partial download of emails sent to 500+/- media contacts who can easily verify $tumpf'$ and the EC' receipt of the documents. The notices should also get both investigated for causing 313 million Americans' $4 Trillion in lo$$e$.

3. Exhibits 3 are a vey abridged compilation of official court documents. In each, judges are caught treasonously lying about non-receipt of documents because that$ what corrupt judge$ do for the Citizen$-United corporation$. Bulla feigned non-receipt of docs served five different ways; Gonzalez claimed non-receipt of a Motion to Tax even served on her by Nevada's Supreme Court; Cheng lied about pleadings he thrice received- twice by email once by tracked USPS; and Kahn is the last schmuck who didn't fathom that the other 200 contacts could debunk his childish lie.

4. Judge$ are pretty stupid so it's very easy to catch them in lie$ and criminal act$.

//

Pri$on for the traitor$,

Patrick Missud 8-29-12

Patrick Missud; Dated
USC Title 18 §1513 Federal Informant;

EXHIBIT O



Electronically Filed
07/21/2010 02:22:12 PM

CLERK OF THE COURT

1 ORDR

2

3

4 **DISTRICT COURT**

5 **CLARK COUNTY, NEVADA**

6 PATRICK A. MISSUD and JULIE)
7 MISSUD, husband and wife)
) Case No. 07 A 551662
8 Plaintiffs,) Dept. No. XI
 vs.)
9)
10 D. R. HORTON, INC.; DHI MORTGAGE)
 COMPANY LTD. LP; and ROE)
11 CORPORATIONS I THROUGH X,)
)
12 Defendants,)
13)

14 **DECISION AND ORDER**

15 The Court conducted an evidentiary hearing[1] on July 20, 2010 regarding Defendant's
16 Motion Requesting that the Court Issue an Order to Show Cause as to Why the Plaintiffs Should
17 Not be Held in Contempt of Court for Violating the Court's April 19, 2010 Stipulated Protective
18 Order and Request for Evidentiary and Monetary Sanctions filed on April 29, 2010 and
19 Defendants Motion for Terminating Sanctions and Costs and Fees for Plaintiffs' Continued
20 Discovery Abuses,[2] Plaintiffs' Personal Treats Against Defense Counsel and for Plaintiffs'
21 Retaliation for the Defendants' Attempt to Engage in Discovery filed on January 29, 2010.[3]
22
23
24
25

26 [1] The Court heard this matter following a initial determination by the Discovery
27 Commissioner. See Discovery Commissioner's Report and Recommendations, dated July13,
 2010.
28

[2] Other than the Stipulated Protective Order, no prior orders were issued as a result of discovery violations.

[3] The Court declines to address the issues related to unauthorized practice of law.

Plaintiff PATRICK MISSUD[4] appearing in proper person; Defendants were represented by Joel D. Odou, Esq. of the law firm of Wood, Smith, Henning & Berman. The Court having considered the briefing, arguments, and the evidence presented and the testimony of witnesses the Court makes the following findings of fact and conclusions of law:

1. Plaintiff PATRICK MISSUD admitted to sending threatening communications to witnesses and counsel in connection with this litigation.

2. Defendant's counsel represented that former employees have refused to cooperate as a result of Plaintiff PATRICK MISSUD's conduct.

3. The irreplaceable loss of witness testimony was not due to the conduct of the Defendants.

4. The Defendants are entitled to defend these claims by presenting evidence that the Plaintiffs' allegations are incorrect; and/or, to present an alternate explanation for the claims.

5. The Defendants have argued that they are hindered and prejudiced in investigating this case.

6. The Defendants are prejudiced in their ability to defend and present evidence regarding this case.

7. Nevada has long recognized that under the law of agency, the actions of an agent in destroying or spoliating evidence are imputed to the principal for the purposes of sanctions. See Fire Insurance Exchange v. Zenith Radio Corp., 103 Nev. 648 (1987) (investigator); Stubli v. Big D International Trucks, 107 Nev. 309 (1991) (investigator/expert and counsel); and, Bass-Davis v. Davis, 122 Nev. 442 (2006) (franchisor).

[4] Patrick Missud is an attorney licensed to practice in California, Bar No. 219614.

8. Plaintiff PATRICK MISSUD acted as an agent on behalf of Plaintiff JULIE MISSUD[5] for purposes of this action.

9. In evaluating the seriousness of the prejudice as a result of the threats, the Court has evaluated the factors enunciated in Young v. Ribiero, 106 Nev. 88 (1990) and concludes:

a. There are varying degrees of willfulness of the Plaintiffs ranging from knowing, willful and intentional conduct with an intent to prevent the Defendants' being able to identify the true facts and interview witnesses and more simple intimidation. However, the multiple incidents of threats are so pervasive as to exacerbate the prejudice rather than if each instance were treated as an isolated incident.

b. As a result of this conduct, relevant evidence, i.e. witness testimony, has been irreparably lost.

c. Given the numerous instances of threats, the prejudice to the Defendants in preparing their defense and the intentional nature of Plaintiff PATRICK MISSUD's conduct (taken in conjunction with the intentional violation of the Stipulated Protective Order, *infra*), a sanction less severe than dismissal of Plaintiffs' claims is not sufficient to protect the rights of the Defendants.

d. A fair adjudication on the merits cannot be achieved given the numerous instances of threats to witnesses and prevents the Defendants in preparing a defense in this action.

e. Given the numerous instances of threats, the prejudice to the Defendants in preparing their defense and the repeated nature of Plaintiffs and Plaintiffs'

[5] Plaintiff JULIE MISSUD did not participate in the hearing, but her husband Plaintiff PATRICK MISSUD indicated that his wife was unavailable due to a serious medical condition. None of the affirmative conduct which is a part of this Court's findings was actually performed by Plaintiff JULIE MISSUD.

agents conduct over a several month period, a sanction less severe than dismissal of Plaintiffs claims is not sufficient to protect the rights of the Defendants.

f. Plaintiff PATRICK MISSUD has willfully disregarded the judicial process by his actions.

g. Given the involvement of Plaintiff PATRICK MISSUD, sanctions do not unfairly penalize the remaining Plaintiff for the conduct of her agent.

h. There is a public policy to prevent further abuses and deter litigants from threatening witnesses in an attempt to advance their claims.

10. Plaintiff PATRICK MISSUD, became aware that the Court entered the Stipulated Protective Order on April 30, 2010. Plaintiff PATRICK MISSUD had an unsigned copy of the Court's Stipulated Protective Order prior to its entry.

11. The Stipulated Protective Order spells out the details of compliance in clear, specific and unambiguous terms and Plaintiff PATRICK MISSUD readily knew the obligations the Stipulated Protective Order imposed upon him. Plaintiff PATRICK MISSUD's prior counsel negotiated the Stipulated Protective Order before it was signed by the Court.

12. Plaintiff PATRICK MISSUD had the ability to comply with the Stipulated Protective Order.

13. Plaintiff PATRICK MISSUD has made no effort whatsoever to comply with the terms of Stipulated Protective Order.

14. Plaintiff PATRICK MISSUD has demonstrated a complete and knowing disregard for his obligations under the Stipulated Protective Order.

15. Plaintiff PATRICK MISSUD has not proven any legally cognizable defense to the contempt of the Stipulated Protective Order.

16. There is clear and convincing evidence that Plaintiff PATRICK MISSUD reposted his websites in violation of the Stipulated Protective Order upon learning of its entry in direct violation of the Stipulated Protective Order.

17. There is clear and convincing evidence that Plaintiff PATRICK MISSUD is knowingly and intentionally in violation of this Stipulated Protective Order and that he is knowingly and intentionally in contempt of Court.

18. The Stipulated Protective Order included a provision at paragraph 4.g. that any violation of the Order may result in the striking of the pleadings.

19. A judgment of contempt should be issued against Plaintiff PATRICK MISSUD.

20. If any of the foregoing findings of fact may be deemed conclusions of law.

CONCLUSIONS OF LAW

1. As a result of those communications, Defendants' counsel represented witnesses have been unwilling to participate in discovery.

2. Defendants have established that there has been substantial prejudice as a result of the threats to witnesses.

3. The Stipulated Protective Order is clear and unambiguous.

4. It is possible for Plaintiff PATRICK MISSUD to comply with the Stipulated Protective Order.

5. Plaintiff PATRICK MISSUD has the ability to comply with the Stipulated Protective Order.

6. Defendants have demonstrated by clear and convincing evidence that Plaintiff PATRICK MISSUD has knowingly and willfully violated and refused to comply with the Stipulated Protective Order.

7. As a result of the discovery abuse and the contempt, the Plaintiffs' Amended Complaint is stricken.

8. Defendants should recover their reasonable costs and attorneys' fees incurred in pursuing these proceedings to enforce the Stipulated Protective Order and to find Plaintiff PATRICK MISSUD in contempt of Court. Defendants shall file their application for costs and attorneys' fees within 30 days of entry of this Order.

[9. Accordingly Plaintiffs action against the Defendants is dismissed.]

10. If any of the foregoing conclusions of law may be deemed findings of fact.

Dated this 20th day of July, 2010



Elizabeth Gonzalez, District Court Judge

Certificate of Service

I hereby certify that on the date filed, I served by ~~fax or~~ by placing a copy of this Decision and Order in the attorney's folder in the Clerk's Office as follows:

Joel Odou, Esq. (Wood, Smith, et al)
Fax: 253-6225

Patrick and Julie Missud
Fax: 415-584-7251



Dan Kutinac

EXHIBIT P

COPY

NOT TO BE PUBLISHED IN OFFICIAL REPORTS

IN THE COURT OF APPEAL OF THE STATE OF CALIFORNIA

FIRST APPELLATE DISTRICT

DIVISION THREE


Court of Appeal First Appellate District
FILED
NOV 22 2011
Diana Herbert, Clerk
by ______ Deputy Clerk

PATRICK A. MISSUD,
Plaintiff and Appellant,
v.
D.R. HORTON, INC., et al.,
Defendants and Respondents.

A131566

(City & County of San Francisco Super. Ct. No. CPF10510876)

Appellant Patrick A. Missud states in his opening brief that he challenges the denial of his motion under Code of Civil Procedure section 1710.10 et seq. to vacate a Nevada state court monetary judgment and order holding him in contempt of court. He argues that the "sister state Nevada ruling was fraudulently procured; and that denial of the appellant's January 19, 2011 motion to vacate before Judge Giorgi was improper as well as fraudulent; and that the subsequent June 30, 2011 motion for reconsideration of the January 19, 2011 motion to vacate before Judge Giorgi was improper as well as fraudulent."

On March 15, 2011, Missud filed a notice of appeal specifying he appeals from a trial court order filed on February 2, 2011. Attached to the notice of appeal is the order, which states, "After consideration of the pleadings, supporting papers and arguments from counsel: It is hereby ordered that Plaintiffs' Motion to Vacate Sister State Judgment Per CCP Section 1710.10 et seq. is denied as Plaintiffs failed to provide a legally sufficient basis to vacate the Nevada Judgment pursuant to CCP 1710.10 et seq."

On August 4, 2011, this court issued an order noting that "On August 1, 2011, this court received appellant Patrick A. Missud's opening brief along with a bound volume entitled 'Appellant's Index, Declaration, and Request for Judicial Notice.' Although not labeled as such, the bound volume is presumably appellant's appendix pursuant to rule 8.124 of the California Rules of Court. On August 2, 2011, the court received a CD purportedly containing '5000 docs for opening brief.' [¶] Appellant's opening brief and appendix do not comply with various content and formatting requirements contained in the California Rules of Court." The order identifies the various rules with which the opening brief and appendix fail to comply, but continues: "Nevertheless, the court in its discretion shall permit the noncomplying opening brief and appendix to be filed."

These inadequacies, including the failure to cite to the record (Cal. Rules of Court, rule 8.204 (c)(1)) and the failure to include in the appendix "[a]ny item . . . that is necessary for proper consideration of the issues . . . ," were also brought to Missud's attention by respondents in their brief.

Missud then filed a declaration with his reply brief, attaching several documents. The documents were not submitted in accordance with California Rules of Court, rules 8.120 through 8.163. Moreover, the declaration that accompanies these documents does not reference or authenticate the documents in any way. [1]

Setting aside these procedural inadequacies, Missud's briefs contain no comprehensible legal argument as to why the order he challenges should be reversed. Missud quotes two provisions of the Code of Civil Procedure (Code Civ. Proc., §§ 1710.40, 663) in the "Table of Authorities" at the outset of his brief, but otherwise cites to no authority, fails to explain the connection between those statutes and the ruling he challenges, and provides no explanation of why he believes the trial court order was in error. Although it is clear he feels he has been grievously wronged, and he alludes to

[1] Missud also filed a document entitled "Ex Parte Application for Additional Time and ADA Accommodations" in response to which the court rearranged its oral argument calendar to accommodate Missud. We have also given consideration to the declaration filed in a federal district court action that is attached to Missud's application.

numerous other actions brought in various courts, he offers this court no basis for action. (See *Troensegaard v. Silvercrest Industries, Inc.* (1985) 175 Cal.App.3d 218, 228 [error waived because no argument, citation to authorities, or reference to record].)

DISPOSITION

The judgment is affirmed. (See *In re Marriage of Wilcox*(2004) 124 Cal.App.4th 492, 498.)

____
Pollak, J.

We concur:

____
McGuiness, P. J.

____
Jenkins, J.

A131566


STATE OF CALIFORNIA
COURT OF APPEAL

Court of Appeal First Appellate District

Date: 11/17/2011
Start: 9:11:20 AM
End: 9:32:15 AM



COMPACT disc DIGITAL AUDIO

A131566

Patrick A. Missud et al. v. D.R. Horton Inc. et al.

Division Three
Oral Argument

EXHIBIT Q

IN THE SUPREME COURT OF THE STATE OF NEVADA

PATRICK A. MISSUD AND JULIE MISSUD, HUSBAND AND WIFE,
Appellants,
vs.
D.R. HORTON, INC. AND DHI MORTGAGE COMPANY, LTD.,
Respondents.

No. 56502

FILED

NOV 22 2011

TRACIE K. LINDEMAN
CLERK OF SUPREME COURT
BY [signature]
DEPUTY CLERK

ORDER OF AFFIRMANCE

This is a proper person appeal from a district court order striking appellants' complaint and dismissing a real property and tort action. Eighth Judicial District Court, Clark County; Elizabeth Goff Gonzalez, Judge.

The district court determined that appellants should be sanctioned for abusive litigation tactics and that appellants were in contempt of a district court protective order. Based on these conclusions, the district court struck appellants' complaint and dismissed the case. Appellants now appeal from the district court order.

We review both a district court's sanction for abusive litigation tactics and a district court's contempt ruling for an abuse of discretion. Matter of Water Rights of Humboldt River, 118 Nev. 901, 907, 59 P.3d 1226, 1229-30 (2002); Young v. Johnny Ribeiro Building, 106 Nev. 88, 92,

11-36204

787 P.2d 777, 779 (1990). We have held that the authority to dismiss a case for "abusive litigation practices" is within the court's "inherent equitable powers." Young, 106 Nev. at 92, 787 P.2d at 779.

Appellants do not raise any challenge on appeal as to the district court's findings that appellants engaged in abusive litigation tactics by contacting and threatening respondents' employees, which resulted in those employees refusing to testify. Thus, we affirm the district court's findings as to these facts. We also reject appellants' arguments that the record was not considered by the district court, that insufficient evidence existed to support the findings of the district court or the sanctions imposed, or that their due process rights were violated, as the district court held an evidentiary hearing, considered the evidence presented, and properly addressed the necessary factors outlined in Young. Id. at 93-94, 787 P.2d at 780. We further conclude that appellants' failed to adequately raise in district court their arguments that the protective order was a violation of their first amendment rights and that it was vague and overbroad; thus, they have waived these arguments on appeal. Appellants' argument that they had insufficient time to comply with the protective order lacks merit, as appellant Patrick Missud admitted during the evidentiary hearing to intentionally violating the protective order. Finally, we reject appellants' contentions that the order was procured by respondents' fraud or misrepresentations or that a violation of SCR 3 occurred and prevented the sanctions issued in this matter.

Based on the above discussion, we conclude that the district court did not abuse its discretion in sanctioning appellants for litigation

abuses or in finding them in contempt of court for violating the protective order. As a result, we

ORDER the judgment of the district court AFFIRMED.[1]



_________________________, C.J.
Saitta



_________________________, J.
Douglas



_________________________, J.
Hardesty

cc: Hon. Elizabeth Goff Gonzalez, District Judge
Patrick A. Missud
Julie Missud
Wood, Smith, Henning & Berman, LLP
Eighth District Court Clerk

---

[1]We deny appellants' request to correct the appellate record and the motion to impose a moratorium on foreclosures in Nevada. We do not address appellants other filings, as we determine that they do not seek any relief from this court but were provided for notice only.

EXHIBIT R

PATRICK A. MISSUD
91 San Juan Ave.
San Francisco, CA, 94112
Attorney and Plaintiff
CA#219614

UNITED STATES DISTRICT COURT

SAN FRANCISCO DIVISION

DMR

UNLIMITED CIVIL JURISDICTION
CLASS ACTION
DEMAND FOR JURY TRIAL

PATRICK A. MISSUD, vs. STATE OF NEVADA; EIGHTH JUDICIAL DISTRICT COURT COUNTY OF CLARK, CLARK COUNTY COURT CEO STEVEN GRIERSON, JUDGE ELIZABETH GONZALEZ, COMMISSIONER BONNIE BULLA; DIVISION OF MORTGAGE LENDING DEPUTY COMMISSIONER SUSAN ECKHARDT; CLARK COUNTY SHERIFF, SHERIFF DOUGLAS GILLESPIE; COMMISSION ON JUDICIAL DISCIPLINE, CJD DIRECTOR DAVID SARNOWSKI; NEVADA STATE BAR, NEVADA STATE BAR PRESIDENT CONSTANCE AKRIDGE; NEVADA SUPREME COURT, NEVADA SUPREME COURT JUSTICES PICKERING, GIBBONS, HARDESTY, PARRAGUIRRE, DOUGLAS, CHERRY, SAITTA; SOUTH CAROLINA SPECIAL MAGISTRATE CURTIS COLTRANE; SAN FRANCISCO SUPERIOR COURT, JUDGE LORETTA GIORGI; DOES 1-200. Defendants.	CV Case No.: 11 3567 Dept. **COMPLAINT FOR TITLE 42 §1983 PUBLIC CORRUPTION AND CIVIL RIGHTS VIOLATIONS** Date: Time: Dept: Judge:

1 I. INTRODUCTION

2

3 Rulings such as in Citizens United and AT&T vs. Concepcion have allowed corporate 'citizens' to buy America's court$. Finding corrupt judge$ is now ju$t as easy as finding water in the ocean. Note that the hypertext-enabled links embedded within the following text are available only to those individuals receiving electronic copies of this document in our digital age. Said links incorporate by reference thousands of web-based exhibits which include official court and government records, statistics, regulatory findings, and reliable news articles which corroborate each and every below-stated allegation.

9

10 Probably the only good aspect of the con$ervative majority'$ Citizens United decision is that it does indeed broadly allow for unfettered 1st Amendment Speech by *both* multi-billion dollar corporation$, ... *and* the rest of the lowly 308 million Americans with access to the world wide web's information super-highway. The truth is always available 24/7 via social media, and other 21st century electronic means.

14

15 Most of the supporting documents for this compliant have already or will be gathered and concurrently filed with a forthcoming first amended complaint. Ninety percent of the official records proving these Defendants' interstate crimes and judicial official/corruption have already been submitted in other courts and jurisdictions. This debacle is unfolding daily, and even on the date that this complaint was filed. A declaration supported with over 1000 documents will likely be filed in early August 2011. In the meantime, supporting documents can be obtained from the following related cases: Clark County Nevada A551662 and A503121; Nevada Supreme Court Appeals A56502 and A50510; San Francisco Superior Court CPF-10-510876; California First District Court of Appeal A131566; Ninth Circuit, Northern District of California 07-cv-2625-SBA, and 10-cv-235-SI; and the following publicly accessible websites: **http://www.drhortonfraud.com/**, **http://drhortonsjudges.com/**, **http://www.drhortonsjudges.info/**, and others interlinked. This federal suit will again concretely prove that these uber-wealthy Defendants have conspired under the color of law to buy the judiciary, this Country and its Constitution.

28

II. POINTS AND AUTHORITIES

U.S.C. Title 42 §1983 Civil Action for Deprivation of Rights

> "Every person who, under color of any statute, ordinance, regulation, custom, or usage, of any State or Territory or the District of Columbia, subjects, or causes to be subjected, any citizen of the United States or other person within the jurisdiction thereof to the deprivation of any rights, privileges, or immunities secured by the Constitution and laws, shall be liable to the party injured in an action at law, suit in equity, or other proper proceeding for redress, except that in any action brought against a judicial officer for an act or omission taken in such officer's judicial capacity, injunctive relief shall not be granted unless a declaratory decree was violated or declaratory relief was unavailable."

III. STATEMENT OF FACTS

The following discussion will describe the blatant Constitutional violations committed by each agency, official and judge. Specific cases and orders will be cited for purposes of further reader research so as to not leave any room for speculation. Ironically, exposure of the many corrupt judge$ began outside of court, with the discovery of the very corrupt Deputy Commissioner for Nevada'$ Division of Mortgage Lending.

A. Tip of the Iceberg

NDML Commissioner Susan Eckhardt, Las Vegas NV, 14th's Due Process Violations

In 2005, twenty verified and acknowledged consumer statements were forwarded to Nevada's mortgage-fraud and predatory-lending regulator, Deputy Commissioner Eckhardt. Each and every official complaint submitted under the penalty of perjury averred that the Fortune 500 D R Horton Corporation [DHI] was illegally bundling predatory loans to home sales. For six consecutive years, DHI was Southern Nevada's most powerful and lucrative residential builder. Each and every consumer's sworn complaint alleged with particularity that DHI had extorted onerous home sales which were contingent on the purchase of in-house originated predatory loans. We now know that those transactions are at the root of our infamous mortgage-meltdown and nationwide economic crisis. Per Nevada's own codified law, Eckhardt should have quickly provided a written status report of the submitted complaints. However, service of four subpoenas was actually required to compel Eckhardt's reply which ultimately stated that the Mortgage Division which she managed did not have jurisdiction to regulate the regulatory licenses that she had already issued to DHI?!? Within 26 days of that ridiculous statement, $he

1 was fired. **http://www.drhortonfraud.com/id2.html** and
2 **http://www.drhortonfraud.com/sitebuildercontent/sitebuilderfiles/ndmlcorruption.pdf**
3
4 **B. East of the Sierras District Court Corruption**
5 1. Magistrate Curtis Coltrane, South Carolina, 1st Amendment Speech Violations
6 In June and September 2006, Coltrane twice agreed with $3.6 billion DHI that two
7 groups' speech rights should be preliminarily enjoined. The first group was picketing at
8 traditional public forums and warning other consumers that DHI had misrepresented the status of
9 an adjoining golf course in order to sell their 'golf course' community. DHI had not informed
10 the vocal buyers that the golf course had actually been sold for development. The second group
11 was picketing at traditional public forums and warning consumers that DHI had built a defects-
12 riddled home with termite-infested wood. In both cases, Coltrane forbade that South Carolina's
13 flesh and blood citizens assemble at public sidewalks to make any disparaging comments about
14 DHI's nefarious schemes. The injunction extended to any and all public places in and around
DHI's developments.
15 In the very first week of Constitutional Law, every law student learns that preliminary
16 injunctions on speech are nearly impossible. In order for Master in Equity Coltrane to censor the
17 content of a citizen's message he must find a significant *government* interest such as an
18 unauthorized broadcast of military secrets putting lives at risk, or speech that is likely to incite
19 violent riots. In Beaufort County cases 2006-cp-07-1658 and -2224, Coltrane twice cited DHI's
20 profits and reputation as the significant government interests justifying the muzzle that he
ordered strapped onto the vocal defrauded Americans. Coltrane no longer practice$ law.
21 **http://www.drhortonfraud.com/sitebuildercontent/sitebuilderfiles/coltrane5.pdf**
22
23 2. Discovery Commissioner Bonnie Bulla, Las Vegas NV, 14th's Due Process Violation
24 On June 2, 2010, a discovery hearing was held before Commissioner Bulla in Nevada's
25 Eighth Judicial District Court. Prior to that hearing, the Plaintiff electronically registered, e-
26 mailed, faxed, and confirm-mailed his documents directly to the Court. In his papers, the
27 Plaintiff stated he was submitting on the pleadings which were supported by overwhelming
28 official evidence. The Court thusly believed that the Plaintiff would not personally attend the
hearing. However, since said pleadings and evidence had inexplicably not been registered in the

official court records by late May, the Plaintiff flew from California to Nevada to personally serve the documents, and provide testimony. Despite having received the Plaintiff's pleadings by the four above means, and even as a reproduced exhibit attached to DHI's very own pleadings, Bulla first claimed not to have received any of the Plaintiff's documents, and then recanted to state that she got only portions. If Bulla's statements weren't actually in the official Court records, this $tory would sound like a fairy tale.

http://www.drhortonfraud.com/sitebuildercontent/sitebuilderfiles/courtcvrup.pdf

3. Judge Elizabeth Gonzalez, Las Vegas NV, Violations of the Rights to Petition Government to Redress Grievances, Privileges and Immunities, and the 14th's Due Process

Two days after the June 2, 2010 discovery hearing, Presiding Judge Gonzalez who oversees Clark County's entire Civil Division decided to seal Court records regarding DHI's interstate financial crimes. She made her quick, secretive, "in chambers" decision based on Bulla's recommendations to ignore the Plaintiff's overwhelming evidence.

Then on July 13, 2010, at 9:07AM, Gonzalez ordered the media locked out of her normally open courtroom. Minutes later, she admitted evidence into the record and heard detailed argument concerning the Plaintiff's Special Motion to Dismiss DHI's SLAPP pleadings which were specifically filed to suppress the whistle-blowing which had already publicly exposed DHI's interstate financial crimes. That half-hour hearing educated Gonzalez about all of DHI's assorted interstate racketeering. According to page 19 of the official court transcript, at 9:40AM everyone was then reminded to return the following week for the next hearing.

The July 20, 2010 hearing started at 10:41AM. Gonzalez immediately stated for the record that she had already ruled on the July 13, 2010 matter. However, nowhere in the record is that order registered. Thereafter for approximately five hours, the Plaintiff testified that DHI was a racketeering organization as corroborated by official FTC and HUD records, a reliable news article detailing an FBI investigation, 400 email consumer statements, 20 verified consumer complaints submitted to Nevada's Attorney General, the already decided Betsinger decisions in A503121 and appeal 50510, dozens of declarations filed in full faith and credit sister-states and federal cases throughout the nation, 80 defrauded Nevadans, corroborating third party websites and consumer protections groups, ... Despite the 1500 records admitted into evidence that directly proved the $3,600,000,000 corporation's interstate racketeering, judge Gonzalez ordered

1 that the Plaintiff's case be stricken, and that he should also have to pay DHI's costs and fees for
2 having had to commandeer Nevada's expen$ive court$ to violate the Constitution and twist
3 ju$tice.
4 **http://www.drhortonfraud.com/sitebuildercontent/sitebuilderfiles/finordr7-22-10.pdf**
5
6 4. Clark County Court and Grierson's Assistance in the Cover Up

7 As the duly elected Clark County Court CEO, Steven Grierson has several duties and
8 guidelines described at: **http://www.clarkcountycourts.us/general-information.html**. Therein,
9 his "court is a forum for lawful dispute resolution insuring a balance of branch powers **and**
10 **constitutional protections.**" Grierson breached this duty in an effort to conceal the Clark
11 County Court's fraud. Grierson received three valid, official, California court-issued subpoenas
12 for the production of a July 20, 2010 Video which graphically proves Gonzalez' bias towards the
13 billion-dollar builder. Grierson has yet to honor the three subpoenas and produce the lawfully
14 compelled evidence. Proof of receipt of the three subpoenas is now registered in multiple courts
15 and multiple jurisdictions including:
16 A551662 **http://wiznet.wiznet.com/clarknv/pages/login.jsp**,
17 A56502 **http://www.nevadajudiciary.us/index.php/supremecourt**,
18 CPF-10-510876 **http://sfsuperiorcourt.org/index.aspx?page=467**, and
19 A131566 **http://www.courts.ca.gov/1dca.htm** .

20 By comparison, another nearly-identical, valid, official, California court-issued subpoena
21 for the production of evidence was honored by Nevada's Eckhardt by June 1, 2006, confirmation
22 of which was even corroborated by Nevada's Attorney General. Grierson now falsely claims
23 that the three subsequent, valid, official, California court-issued subpoenas already served on the
24 Eighth Judicial District Court are insufficient to compel production of the July 20, 2010 video
25 which records judge Gonzalez' clear bias towards the billion-dollar D R Horton corporation.

26 Grierson has instead raised roadblocks to stall this investigation. His action is yet another
27 delay tactic by his 'court of law' which is supposed to 'seek the truth,' preserve state and federal
28 laws, and protect 2.64 Million Nevadans. One would think that his Court has a great interest in
knowing whether the Presiding Judge for its entire Civil Division is corrupt. Rather than waive

1 any perceived service defects or procedural minutia and produce the video, Grierson has opted to
2 withhold the video which would immediately settle matters in *five* state and federal jurisdictions
3 hosting these sordid affair$.
4 Note that the A/V video recording is the original document which is the most reliable
5 source of information contained therein. The transcript which this Plaintiff already possesses is
6 merely a reproduction of the original digital data compilation. The written transcript however
7 does not adequately transcribe Gonzalez' visual facial expressions. The A/V digital recording
8 will thusly be compelled under the best evidence/original document rule per FRE 1001-8.
9
10 FRE Rule 1002: Requirement of Original: "To prove the content of a writing, recording, or photograph, the original writing, recording, or photograph is required, except as otherwise
11 provided in these rules or by Act of Congress."
12 FRE Rule 1003: Admissibility of Duplicates: "A duplicate is admissible to the same extent as an
13 original unless (1) a genuine question is raised as to the authenticity of the original or (2) in the circumstances it would be unfair to admit the duplicate in lieu of the original."
14
15
16 5. Clark County Sheriff and Gillespie's Assistance in the Cover Up
17 Clark County's Sheriff Gillespie has duties outlined at:
18 **http://www.clarkcountynv.gov/depts/sheriff_civil/Pages/About.aspx** .
19 Therein, "In Clark County, the Sheriff has the statutory duty of **providing service of process in**
20 **civil and criminal cases.**"
21 On July 8, 2011, Sheriff Gillespie received two civil subpoenas for service on Gonzalez
22 and Grierson. Every direction for proper service was found at the Clark County Sheriff's own website links:
23 **http://www.clarkcountynv.gov/Depts/sheriff_civil/Pages/subpoenas.aspx,**
24 **http://caseinfo.nvsupremecourt.us/public/caseSearch.do**
25 **http://www.clarkcountynv.gov/Depts/sheriff_civil/PublishingImages/sheriff_fees.gif**
26 **http://www.clarkcountynv.gov/Depts/sheriff_civil/Documents/service_instructions.pdf**
27 **http://www.clarkcountynv.gov/Depts/sheriff_civil/Pages/out-of-state.aspx**
28

A proper $100 postal money order was issued to Clark County's Sheriff for service of process of the two civil subpoenas which are to be served just 236 feet down the block. Gillespie was informed that Gonzalez' Bailiff John first starts out at the Sheriff's office and then walks down the block to the courthouse to provide her courtroom security. John can easily bring both subpoenas to Gonzalez' courtroom on any given day, without having to make any special trips. Unbelievably, Gillespie now claims that insufficient funds were received to serve the two subpoenas in the courthouse which is just a stone's throw away. Gillespie has claimed that $100 will not cover the $30.13 bill that has been calculated from the Sheriff's very own fee schedule available online.

6. Commission on Judicial Discipline and Sarnowski's Assistance in the Cover Up

Executive Director David Sarnowski has duties to fulfill for Nevada's Commission on Judicial Discipline. Said duties are found at **http://judicial.state.nv.us/purposenjdc3new.htm** Therein, "**the Commission is to investigate allegations of judicial misconduct** in office, violations of the Code of Judicial Conduct, or disability of judges."

Sarnowski was notified of Gonzalez' judicial misconduct dozens of times by email, and certified mail. This Plaintiff has detailed that she has not registered rulings like her supposed July 13, 2010 order denying Missud's NRS 41.660 Special Motion to Dismiss. According to testimony by former Nevada District Judge Stewart Bell, even disliked attorneys are owed Constitutional due process. Judge Bell has stated for the record that judicial orders which do not appear in the official record "is very disturbing." **http://www.lvrj.com/news/26371444.html**.

This Plaintiff has also explained that the July 20, 2010 video will show Gonzalez' facial expressions expressing clear disdain for Missud who, unlike the D R Horton corporation, does not contribute mightily to her re-election campaigns. **http://articles.latimes.com/print/2006/jun/10/nation/na-vegas10**. Sarnowski and the CJD has yet to act on any of Missud's notices and concrete proof regarding Gonzalez' judicial corruption.

1 **C. Nevada Supreme Court Corruption**
2 Nevada Supreme Court Justices have many times either requested that state action be
3 taken on their behalf, or directly retaliated against this whistle-blower/Plaintiff to benefit DHI.
4
5 1. En Banc, Concerted, Nevada Supreme Court Action by Justices Douglas, Hardesty, Pickering,
6 Saitta, Gibbons, Cherry, Parraguirre; Violations of the Rights to Petition Government to Redress
7 Grievances, Privileges and Immunities, 14th's Due Process
8 On January 19, 2010, this whistle-blower/Plaintiff sent notice and an amicus brief to
Nevada's Supreme Court that DHI's predatory lending, mortgage fraud, and other public
9 financial hazards were flourishing throughout Nevada. The whistle-blower's notice came
10 complete with reference to the overwhelming evidence already filed in federal court.
11 Coincidentally, and about this same time, the Court had already heard oral argument and
12 docketed Betsinger case A503121 for a decision in appeal 50510. It just so happens that the
13 whistle-blower's Nevada case A551662, (and appeal 56502), and federal suit (10-cv-235-SI)
14 were nearly identical to Betsinger's and that of approximately 80 other Nevadans' from Reno to
15 Las Vegas. The whistle-blower forwarded said evidence because he thought it relevant for the
16 Betsinger appeal. However, rather than take judicial notice of the 1500 exhibits already
17 registered in the Ninth Circuit, the Court instead requested that Nevada authority take state
action to investigate the whistle-blower. That state action was an appearance by Nevada
18 regulators at a court hearing which acutely interfered with the out-of-state whistle blower's case.
19 The whistle-blower/informant's local counsel then withdrew from the case within weeks.
20 **http://www.drhortonfraud.com/sitebuildercontent/sitebuilderfiles/nottonevada.pdf**
21
22 2. En Banc, Concerted, Nevada Supreme Court Action by Justices Douglas, Hardesty, Pickering,
23 Saitta, Gibbons, Cherry, Parraguirre; Equal Protections Violations
24 Betsinger's appeal 50510 was decided on May 27, 2010. Despite a neutral jury's
25 decision awarding Betsinger substantial damages for DHI's "despicable conduct," the Court
26 entirely struck, or reduced the damage awards by 80%. Recall that the Court had been apprised
27 that the Betsinger fraud was also perpetrated on approximately 80 other Nevadans, and hundreds
of other consumers across state lines.
28

Well, it just so happens that Nevada's Supreme Court is the Country's 8th most beholden state supreme court to the special interests. It also just so happens that Nevada's most powerful and lucrative residential builder is the Fortune-500, $3.6 billion-capitalized D. R. Horton Corporation. **http://www.drhortonfraud.com/id15.html** and **http://www.lvrj.com/news/nevada-ranks-8th-in-supreme-court-election-fundraising-100747864.html**

3. Three Member Panel, Nevada Supreme Court Action by Justices Pickering, Gibbons, Cherry, Violations of the Rights to Petition Government to Redress Grievances, Privileges and Immunities, 14th's Due Process

On June 9, 2011, the whistle-blower/Plaintiff filed an Emergency Motion which is docketed as 11-17107 with the Nevada Supreme Court. Therein, he requested that Nevada's high court compel production of three pieces of key evidence from the Clark County District Court and judge Gonzalez. Nevada Supreme Court intervention was required because the district court and judge Gonzalez had each already refused to honor several informal requests, and two California subpoenas for the production of said evidence. The whistle-blower explained that viewing the eye-opening video, unregistered 7-13-10 order, and answers to the 17 reasons to disqualify Gonzalez, were all necessary *prior* to issuing any further decisions for appeal 56502. The very issue currently under appeal in 56502 is that the Clark County District Court and judge Gonzalez are biased towards the Fortune-500, $3.6 billion-capitalized, uber-powerful, super-lucrative, campaign-donating D. R. Horton Corporation. Despite the fact that all three evidentiary items are very, very *easily* compelled by the state's highest court (and would absolutely prove district court and judge corruption), the Nevada Supreme Court preemptively issued its order denying the Motion to Compel *prior* to considering any of the key evidence. This is the quintessential "see, hear and speak no evil" $cenario.
http://caseinfo.nvsupremecourt.us/public/caseSearch.do and enter <56502>

D. California District Court Corruption

Two cases currently pending in the San Francisco Superior Court have already identified three corrupt quasi-judicial and judicial officers. The first case concerns a mandatory arbitration, and the second regards entry of Gonzalez' sister-state order in California.

1. San Francisco Superior "Court Approved" Mediator/Arbitrator/Quasi-Judicial Officer Michael Carbone: Violations of 14th's Due Process, FAA-RICO

By April 30, 2010, thirteen days of testimony were recorded for CGC-07-464022. This case was compelled into ADR by the San Francisco Superior Court per a binding arbitration clause. After transcript review, it was discovered that Court "approved" arbitrator Michael Carbone based his fraudulent award in 63 different lies. Carbone's decision completely dismissed all of the claimants' hard evidence, but relied exclusively on the repeat-business Allstate Insurance's unsupported speculative claims. The Fortune-500 Insurer was defending not only the respondent in this arbitration, but an additional 200 cases at ADR Services Inc., the private, for-profit arbitration company that routinely receives referral business from San Francisco's $uperior Court.

The corrupt arbitral results in ADRS-08-4394-MC precisely mirror the rampant arbitral fraud proven to exist throughout this nation by Public Citizen, and even as discovered by Minnesota's Attorney General Swanson in her state. Public Citizen has published several scathing reports finding arbitral corruption, citing over 340 sources of data which includes insiders' information. Public Citizen's empirical findings are that such secretive mandatory arbitrations are fraught with fraud and seldom, if ever, favor consumers: **http://sfcourtfraud.com/Superior_Court_464022.html** and **http://www.citizen.org/publications/publicationredirect.cfm?ID=7705.** Swanson discovered direct conflicts of interest between arbitrators, arbitral firms and the law firms which owned intere$t$ in the lucrative ADR firms: **http://www.ag.state.mn.us/PDF/PressReleases/SignedFiledComplaintArbitrationCompany.pdf.**

2. San Francisco Superior Court Judge Charlotte Woolard: Violations of 14th's Due Process, Equal Protections, Right to Petition Grievances, FAA-RICO

Real party-in-interest, Allstate Insurance then motioned to have Court "approved" Carbone's fraudulent award confirmed. The Court's Department 302 was the department which compelled the case into ADR in the first place. The claimants opposed Allstate's Motion for Confirmation with a 20 page brief detailing the 63 lies upon which the award was based. Per the FAA, fraudulent arbitral awards can be vacated for precisely this reason, and with proof of far

fewer than 63 lies. After admitting to carefully reading the briefs and listening to oral argument which pinpointed transcript inconsistencies and inapposite physical evidence, San Francisco judge Charlotte Woolard still decided to confirm the arbitrator's transparent fraud. Adding insult to injury, Woolard then even violated first-year, first-week civil procedure, and saddled a non-party with all the arbitral costs and fee$. **http://sfcourtfraud.com/Federal_FAA-RICO_Suit.html**

Please also note that approximately 75% of the 'neutral' arbitrators working at the private, wildly-lucrative, for-profit ADR firms which receive regular referrals from the San Francisco Superior Court, also happen to be retired San Francisco Superior Court judges who charge more than $400/hr for their 'neutral' services. These Minnesota-like conflicts of intere$t are mind-blowing. **http://www.adrservices.org/neutrals/norcal-neutrals.php**

3. San Francisco Superior Court Judge Loretta Giorgi; Violations of 14th's Due Process, Equal Protections, Right to Petition Grievances

On November 16, 2010, DHI motioned to have Nevada's fraudulent sister state ruling entered in San Francisco Superior Court case CPF-10-510876. As it just so happens, that case was also docketed for decision in Department 302. The whistle blower/Plaintiff immediately opposed DHI's motion by filing pleadings which were supported by 1000 documents overwhelmingly proving DHI's interstate financial crimes, and that Gonzalez' ruling was clearly and blatantly corrupt.

On January 19, 2011, Judge Giorgi admitted to reading all the evidence and listened to very detailed oral argument, but nevertheless denied the whistle-blower's motion to vacate based in fraud. The $3.6 billion corporation had won yet again by suppressing the overwhelming evidence which included official FTC and HUD records proving DHI's interstate financial evisceration of American consumers.

By March 23, 2011, the whistle-blower had filed another motion to stay entry of Gonzalez' fraudulent order per two very specific California civil codes. Although Department 302 is usually presided over by Giorgi, for this motion it was judge Alvarado that heard oral argument. Rather than consider CCP 916 and 1021, he instead ordered the whistle-blower to post an undertaking per surprise code section CCP 1710 which was not properly before the Court. The whistle-blower reminded Alvarado that he had not been given the chance to present

codified authority and precedent case law, all of which clearly hold that cost and fee awards do not require any undertakings. Posting an undertaking in this case would mean that the always-favored $3.6 billion DHI criminal racketeering enterprise could much more easily collect on its corrupt Nevada judgment. Executing judgment would then result in DHI's continued or accelerated efforts at defrauding the nation's public. The San Francisco Superior Court would then have enabled the Fortune-500, ultra-capitalized corporation's interstate racketeering.

By June 30, 2011, the whistle-blower knew with certainty that San Francisco's Department 302 was just as corrupt as Nevada's Eighth Judicial District. The whistle-blower therefore set Giorgi up for failure. He stated for the record that if she did not properly reconsider her earlier January 19, 2011 order by considering the 2000 aggregate exhibits proving DHI's interstate racketeering, and their abundantly obvious official and judicial corruption, that he would then have to file this U.S.C. Title 42, §1983 civil rights action in federal court. Giorgi not only ignored the prior proof submitted on January 19, 2011 a second time, but also ignored the new evidence that Nevada's Court and judge Gonzalez ignored two properly served California subpoenas for the production of evidence *for that very hearing*. Based on Giorgi's complete dismissal of law and willful disregard of evidence, the whistle-blower has now had to file this federal suit on July 20, 2011, the one year anniversary of the railroad hearing argued before Gonzalez in her La$ Vega$ court room. Now it is through federal process that the whistle-blower will compel production of his required evidence, namely the video.
http://webaccess.sftc.org/scripts/magic94/Mgrqispi94.dll?APPNAME=IJS&PRGNAME=casenumberprompt22 and enter <510876>

4. <u>The San Francisco Superior Court will Prove its Own Corruption on July 21, 2011</u>

Ironically, please note that another motion for reconsideration, of another of the San Francisco Court's fraudulent confirmations is set for the day after this federal filing. One day after the judicial corruption action names the San Francisco Superior Court and judges Carbone, Woolard and Giorgi, San Francisco's Court will either again corruptly support the fraudulent Carbone-Woolard confirmation in 464022, or vacate and confirm that it was a fraud to begin with. Questions will be raised as to why the hard evidence was ignored then and/or now.
http://webaccess.sftc.org/scripts/magic94/Mgrqispi94.dll?APPNAME=IJS&PRGNAME=casenumberprompt22 and enter <464022>

E. Federal Ninth Circuit Court Corruption

This section will be limited to violations by only two Federal Circuit Judges. Three additional judges are featured at: **http://www.drhortonsjudges.info/**. Paragraph 3 infra will explain how Super-Pac money has bought this nation's court$.

1. Judge Saundra Armstrong, Oakland Division; Violations of Equal Protections, Due Process, Federal Rules of Evidence

On May 17, 2007, this whistle-blower filed a federal suit in the Northern District of California. C-07-2625-JL was then removed to the Oakland Division per Fortune-500 DHI's motion. Judge Saundra Brown Armstrong was thereafter assigned and the case was re-designated as C-07-2625-SBA.

http://dockets.justia.com/docket/california/candce/4:2007cv02625/195703/

Armstrong has a checkered past. For instance, in July 2008, she took unusually suspect measures when she wouldn't accept a plea deal struck by the government and a wealthy entrepreneur. She actually stepped in and essentially insinuated that the millionaire-entrepreneur had been railroaded by the feds, and that he should instead proceed to trial. The entire legal community called her actions highly unusual.

http://www.law.com/jsp/article.jsp?id=1202423114944&slreturn=1&hbxlogin=1

In case 07-2625, the whistle-blower filed over one hundred exhibits in support of his opposition of DHI's July 30, 2007 Motion to Dismiss [document #6]. The whistle-blower, who had discovered DHI's interstate antitrust, predatory lending, mortgage fraud, bank fraud, mail fraud, wire fraud, racketeering, Title 18, §1513 retaliation, ... [more federal crimes], and over a dozen state law violations, filed three damning declarations complete with official records; and then also requested oral argument stating that he would bring in all the original documents to prove their authenticity:

a. Document 21 filed on August 21, 2007 was a sworn declaration which included about 200 consumer statements that DHI was committing nationwide racketeering. Also within the documents were three statements submitted under the penalty of perjury: that 10 DHI insiders had information to corroborate DHI's interstate crimes; that 12 mortgage and real estate professionals averred that DHI practiced criminal lending and fraudulently mis-represented real estate sales; and that the whistle blower's truck had been recently ... *bombed*... which might just

indicate that the then $8,000,000,000.00 (that is in billions) had lot$$$$$ to lo$e if Armstrong ruled in favor of the whistle-blower.

b. Document 31 (filed September 5, 2007, and entered five days later), was another whistle-blower declaration which attached an official hearsay-excepted police report generated in the ordinary course of business, shortly after occurrence of the event described therein, by an official whose duty is to report accurately..... [official government record exception, FRE Rule 803(8)]. SFPD Officer Curry stated within his official Police Incident Report #070793172 that the victim-whistle-blower had "heard a large explosive." In the next paragraph Curry corroborates the victim's statement by claiming that he too "saw the damage to Missud's vehicle and took 4 photos of the vehicle," which were then filed as evidence of the Title 18, §1513 retaliatory event.

Document 36 (filed October 22, 2007, entered two days later) was a Request for Judicial Notice of an already docket-registered, authentic, court-endorsed Nevada sister-state ruling. Said ruling held that DHI was liable for deceptive business practices in a nearly identical case [Clark County Nevada, *Betsinger* #05-A-503121]. Sister state rulings are deemed hearsay-excepted, absolutely reliable per FRE 803(8), 901(1,4), and afforded enormous weight per the Full Faith and Credit Clause of the U.S. Constitution.

On October 30, 2007, Armstrong filed documents 38 and 39 which included three rulings: (1) Document 21 did not contain sufficient information to demonstrate the minimum contacts required to exercise jurisdiction over the $8 billion corporation; (2) The official police report was "not considered;" and (3) Her decision was completely silent about the Full Faith and Credit *Betsinger* decision which corroborated the whistle-blower's allegations to a Tee. Her Final Judgment stated verbatim: "In accordance with the Court's Order on the defendants' Motion to Dismiss, judgment is granted in favor of the defendants on the claims brought by plaintiffs. All matters calendared in this action are VACATED. The Clerk shall close the file and terminate any pending matters." Further, oral argument was quickly cancelled since "the Court finds this matter appropriate for resolution without a hearing." Thereafter, the uber-capitalized, Fortune-500, predatory-lenders were allowed to continue financially ravaging the nation, worsen the looming mortgage melt-down, and push this nation's economy off the cliff.

Notice that if Arm$trong had found in favor of the whistle-blower, then DHI might have had to disgorge over ONE BILLION in illegal racketeering profits. Note that just 1% of ONE

1 BILLION DOLLARS is $10 million. Ten million dollars invested in a judge to produce a
2 favorable ruling that offends federal rules of evidence, due process, equal protections and the
3 Constitution's Full Faith and Credit clause would produce a $990,000,000 return on
4 'investment.'
5 Just for fun, also note that the Massey Energy Corporation invested just $3 million in
6 judge Benjamin for his very favorable ruling which saved that uber-capitalized corporation
7 $47,000,000 in their appeal.
8 **http://abcnews.go.com/Blotter/west-virginia-mine-disaster-massey-energy-ceo-don/story?id=10311477**
9 Proportionally then, if Massey spent just 3/50=6% to save $47 million, then DHI is likely
10 spending 6% of each billion it hopes to save from disgorgement. [6% of just One Billion equals
11 *sixty-million-dollar$$$$$$$$$$$$$$$$$$$$$$$$$$$$$$$$$$].*
12
13 2. Judge Roger Benitez, San Diego Division; Violations of Equal Protections, Due Process,
14 Right to Petition Grievances
15 On March 28, 2008, five class action representatives filed suit against DHI for of all
16 things- deceptive trade practices, predatory lending, and antitrust violations [08-cv-592-RBB].
17 Each of the five plaintiffs averred that they were fraudulently induced into DHI's contracts
18 which contained various clauses. One such clause was that DHI would not compel the use of its
19 much more expensive in-house loan originator since that would violate antitrust and RESPA
laws. A second clause was that since consumers had 'voluntarily' signed their contracts, they
20 waived all rights to civil suits before neutral juries of their common-sense peers, and 'agreed' to
21 mandatory super-secret arbitration.
22 **http://dockets.justia.com/docket/california/casdce/3:2008cv00592/267063/**
23 The consumer-victims' attorneys filed a well pled opposition to DHI's motion to compel
24 arbitration [Docket #10], but their cited precedents were all ignored by conservative judge Roger
25 Benitez who on March 6, 2009 granted the billion dollar corporation's request for secretive, non-
26 pubic arbitration. In docket #26, Benitez claimed that he could find no substantive
27 unconscionability because the $8 BILLION builder's adhesive arbitration clause was
'voluntarily' agreed to, the arbitration agreement was 'fundamentally fair,' and all statutory
28 rights for the parties had been 'preserved.'

Please revisit the above discussion in Section D, parts 1 and 2. Therein you will find actual, factual analysis regarding the 'voluntariness' of adhesive arbitration clauses which corrupt/self-interested courts compel consumers into; the 'fundamental fairness' of the super-secret, non-public arbitrations tried by arbitrators who base their fraudulent awards in 63 lies; and the statutory rights of non-parties who are nevertheless saddled with all costs and fees without ever having had the right to present any argument at the railroad arbitrations hosted at the wildly-lucrative, private, for-profit, repeat-business-favoring, arbitral mills.

Just for fun, also note that just recently, a Pennsylvania judge was criminally convicted for padding his own pockets in return for compelling parties to wildly-lucrative, private, for-profit, repeat-business-favoring, youth detention mills:
http://abcnews.go.com/US/mark-ciavarella-pa-juvenile-court-judge-convicted-alleged/story?id=12965182

But I digress, back to case 592.... By April 12, 2010, DHI's five consumer- victims, who were litigating at their 'voluntary, fair and just' arbitration, simply had enough and just wanted to drop their case as long as Fortune-500 DHI would not pursue them for having tried to invoke the Constitution which has guaranteed basic rights for 225 years. However, their attorneys did at least reserve the right to re-file the class action contingent on *AT&T v. Concepcion*, a docketed future Supreme Court decision.

AT&T was decided on April 27, 2011. Therein the con$ervative majority'$ deci$ion was that corporations which have the foresight to incorporate contractual 'voluntary' arbitration clauses, and which nevertheless intentionally set out to defraud consumers, have the absolute right to commit grand theft, extortion, antitrust, predatory lending, RESPA fraud, mortgage fraud, bank fraud, deceptive trade, bait and switch, appraisal fraud, OSHA violations, employment crimes, wire fraud, mail fraud, evade taxes, misrepresent land, lie to the SEC and shareholders, create shell corporations to evade responsibility for all of the above, corrupt officials and judicial officers alike, and generally violate every provision of this Country's foundation and its Constitution. The moral of the AT&T ruling is that defrauded living flesh-and-blood American 'citizens' now compelled into 'voluntary' arbitration, can not sue as a class to right these wrong$ committed by fake brick-and-mortar corporate 'CITIZENS."
http://blogs.wsj.com/law/2011/04/27/after-att-ruling-should-we-say-goodbye-to-consumer-class-actions/ and **http://www.supremecourt.gov/opinions/10pdf/09-893.pdf**

1 Needless to say, the Wilson class action will never see the light of day.
2
3 3. <u>Texas' Super-Pac money which even prior to the con$ervative Supreme Court's *Citizens*</u>
4 <u>*United* Decision already bought Texas' Legislative, Judicial and Executive Branches</u>
5 a. *Texas' Legislature*
6 Countless investigations prove that Texas' legislature is bought by special interests. The
7 same math, uniform accounting standards, and statistics used by the IRS, and state and federal
8 governments alike, prove that Texas' beholden lawmakers are working for campaign-donating
9 corporations when drafting bills or passing laws. Texas' building lobby which includes DHI,
10 donates directly to lawmakers and more often than not gets laws enacted which strip consumers
of most if not all state and federal Constitutional rights.
11 **http://info.tpj.org/Lobby_Watch/pdf/HOABobPerry.june2011.pdf**
12 b. *Texas' Judiciary*
13 Countless investigations prove that Texas' judiciary is bought by the special interests.
14 There are so many Texas judges that have been indicted or are currently under investigation that
15 'justice' can not be done here to detail all of the assorted racketeering. The readers are
16 encouraged to surf the web for hours' worth of disgust:
17 **http://article.wn.com/view/2011/04/29/Exlawmaker_pleads_guilty_in_Texas_corruption_ca**
se/ and
18 **http://article.wn.com/view/2011/04/01/ExTexas_judge_changes_plea_admits_to_bribery/htt**
19 **p://article.wn.com/view/2011/04/15/Feds_South_Texas_judge_ran_court_to_enrich_self/**
20 and **http://www.google.com/search?client=firefox-a&rls=org.mozilla%3Aen-**
21 **US%3Aofficial&channel=s&hl=en&source=hp&biw=1024&bih=580&q=texas+judge+buil**
22 **der+bribery&btnG=Google+Search#sclient=psy&hl=en&client=firefox-**
23 **a&hs=OzT&rls=org.mozilla:en-**
24 **US%3Aofficial&channel=s&source=hp&q=texas+judge+corruption&aq=f&aqi=&aql=&o**
25 **q=&pbx=1&bav=on.2,or.r_gc.r_pw.&fp=fce33a84b0764b22&biw=1024&bih=580**
26 c. *Texas' Executives*
27 Countless investigations have proven that Texas' executives are bought at every level by
the special interests. Lets get started in the state's largest city.
28 i. *Dallas City Hall Corruption*

1 Builder/developer kick-backs ensnared Dallas' mayor just last year:
2 **http://www.fbi.gov/dallas/press-releases/2010/dl061510.htm** and
3 **http://www.justice.gov/usao/txn/PressRel11/slovacek_spencer_DCC_sen_pr.html** and
4 **http://www.prnewswire.com/news-releases/federal-jury-returns-guilty-verdicts-in-dallas-**
5 **city-hall-corruption-case-63560822.html**
6 ii. *Corruption of Attorney General Greg Abbott*
7 Texas' Attorney General has taken over $1.4 million from home builders like DHI to get
8 re-elected, ... and to provide additional favor$ in return:
http://www.chron.com/disp/story.mpl/metropolitan/5802868.html
9 Consumer groups throughout Texas have determined that Abbott remains silent or runs
10 interference in disputes between consumers and his corporate benefactors.
11 **http://lubbockonline.com/stories/050406/sta_050406076.shtml**
12 This likely explains Abbott's complete non-feasance regarding this federal whistle-
13 blower's notification that DHI is practicing interstate racketeering under his nose, from within
14 the safety of Texas' borders, and with Abbott's help. Please see page 22 at the following link, to
15 find the letter to Texas Attorney General Greg Abbott entitled "Texas Penal Code §31.03 Theft."
16 Therein are details of DHI's predation of Texas consumers. Abbott has ignored at least 4 similar
17 certified demands that he prevent billion-dollar, campaign-contributing, DHI's criminal activities
which are flourishing throughout this nation's second most populace state.
18 **http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2008/patrickmissud112108-14a8.pdf**
19 iii. *Corruption of Governor Rick Perry* (A now a$piring Presidential Candidate)
20 In one report, Texas Governor Rick Perry took $400,000 from Perry Homes for his 2006
21 election campaign. **http://www.washingtonpost.com/wp-**
22 **dyn/content/article/2007/03/16/AR2007031601987.html?nav=rss_politics**
23 In another report, Perry may have taken an additional $1.5 million from Perry Homes.
24 However, this depends on whether the money was laundered through Perry's campaign's coffers
25 in the same way that Tom Delay was indicted for.
26 **http://www.chron.com/disp/story.mpl/metropolitan/4478851.html** and
http://www.chron.com/disp/story.mpl/metropolitan/7387242.html.
27 In yet another report, Perry accepted $3.4 million from developers and builders for his
28 2010 re-election. For that election cycle, he was beholden to all the special interests to the tune

1 of $39,000,000.00. That's a lot of political 'favor$.'
2 **http://www.followthemoney.org/database/StateGlance/candidate.phtml?c=116443**
3 Perhaps then, it's no wonder that Governor Perry colluded with builder Bob Perry, and
4 Bob Perry's lawyer, to conjure up the Texas Residential Construction Committee [TRCC], a
5 consumer anti-protections/predation agency.
6 **http://www.npr.org/templates/story/story.php?storyId=102367683**
7 The TRCC has been called a builder-protection agency because it favors the corporate
8 special interests which 'donate' millions to both Abbott and Perry for extra-$pecial treatment.
9 Equal protections for consumers under Texas law is but a pipe dream. Homeowners are
effectively stripped of their rights 94% of the time when petitioning the Perry-Perry/Texas-
10 Builders'-Association/TRCC for 'help.' Consumers must first waste thousands of dollars
11 fighting an unwinnable battle with the corporate-favoring TRCC, and are simultaneously
12 prevented from litigating before a neutral jury of their common-sense peers for warranty or
13 otherwise shoddy construction.
14 All of these Constitutional violations are thanks to DHI and friends' corporate ownership
15 of an aspiring Presidential candidate *who will $ell thi$ Country off* as a common traitor would to
16 the like$ of the Koch Brother$, and Donald Horton. Rick Perry will do and say anything to buy
17 the Presidency to make sure that his friend$, the $pecial Intere$t$, dictate to 308 million better
18 Americans what they will each spend on fuel, electricity, food, drugs, healthcare, homes,
mortgage rates, bank and credit card fees, and virtually any other expense so long as he and the
19 oligarchs have their pockets full like did Mohamar Khadaffi, Hosni Mubarak, Kim Jeong Il, and
20 Iraq's late Sadam Hussein.
21 **http://www.huffingtonpost.com/2011/07/01/white-house-texas-disaster-**
22 **relief_n_888923.html**
23
24 (At this point, does anyone get the impression that the author of this amicus brief feels as if he
25 has to massively expose and utterly destroy 15 (or more....) judicial careers; and send 15 corrupt
26 judges off to federal prison to set an example for the rest of the corrupted judicial community?)
27 To continue........
28

F. Supreme Court Justices John Roberts, Antonin Scalia, Samuel Alito, Anthony Kennedy, Clarence Thomas; Violations of Equal Protections, Privileges and Immunities, Right to Petition Government to Redress Grievances, Due Process, Voting Rights

The Supreme Court's con$ervative majority has recently made some rather interesting decisions. The five conservative justices have officially stated for the record that corporations need to be the loudest voice to buy election$ and the Constitution, self regulate, and prey on 308 million flesh-and-blood Americans as they (all) $ee fit.

1. Corporate ownership of Country and Constitution

The whistle-blower/Plaintiff referenced throughout this complaint is named Missud. Missud's Country and Constitution have been stolen. Missud's truck was bombed as if he lived in Pakistan. Missud was then threatened with a bomb-like briefcase placed in a second truck as if it were parked in Ramallah. The Texas-based, special corporate-interest known as DHI wants Missud to shut up in order to keep the billions in illegal revenue that it has already stolen from tens of thousands of flesh-and-blood Americans. DHI's CEO Tomnitz wants to donate just a fraction of its billions of racketeering profits to Texas Governor Rick Perry's 2012 Presidential campaign so that they can then all continue selling fraudulent and predatory loans to consumers to send America's economy off the cliff. Donald Horton wants to continue paying off his favorite judge$ $o that they will continue looking the other way while incendiary devices are placed on and around Missud's property, thousands more families are ruined by his enterprise's criminal activities, and the Constitution is torn into little pieces. The Supreme Court's con$ervative majority ha$ made all of thi$ po$$ible.

2. Corporate ownership of Judge$

Don Blankenship bought 'judge' Benjamin for only $3 million. Benjamin then saved Blankenship $47 million by looking the other way. On April 5, 2010, Blankenship and busine$$ partner Benjamin murdered 29 miners. The hills of West Virginia now share a special bond with China's Guangxi Zhuang Province which three days ago on July 2, 2011 saw the death of three of its own miners. China was once renowned for its official corruption. These days however, China's official corruption seems just a tenth as horrendous as America's judicial corruption. How much is a human life worth you ask? If you talk to Blanken$hip or Benjamin, each miner is worth $103,448.27.

1 **http://abcnews.go.com/Blotter/west-virginia-mine-disaster-massey-energy-ceo-**
2 **don/story?id=10311477** and **http://www.nytimes.com/2011/05/20/us/20mine.html** and
3 **http://online.wsj.com/article/SB10001424052702304450604576415683464733192.html** and
4 **http://connect.in.com/the-illustrated-weekly-of-india/news/three-dead-in-china-mine-**
5 **collapse-539762-ef4b54fc13de87c504ab6b225712ac7b0dd47c63.html** and
6 **http://www.nytimes.com/2008/09/04/world/asia/04iht-china.2.15898203.html** The Supreme
7 Court's con$ervative majority make$ all of thi$ and more a reality.

3. Corporate Ownership of Regulator$

8 On April 20, 2010, the Deep Water Horizon claimed 11 lives. That drilling rig failed in
9 *six* different ways. Big OIL had taken over the Minerals Management Service which was
10 supposed to safely (self) regulate the industry. However, those foxes had no intentions of
11 protecting their many disposable hens which exist only for their service and at their whim. After
12 all, miners are only worth $103,448.27 whether on land or at sea.
13 **http://www.nytimes.com/2010/12/26/us/26spill.html** and
14 **http://www.cbsnews.com/stories/2010/05/27/politics/main6523948.shtml** The Supreme
15 Court's con$ervative majority ha$ done it$ be$t to in$ure indentured $ervitude to the oligarch$,
16 and guarantee a return to the dark age$ for many future generation$.

17

CONCLUSIONS

18 The forthcoming first amended complaint's claims of judicial corruption and fraud will
19 be pled with such particularity, and supported with such overwhelming proof, that it will survive
20 any summary judgment motion. The assigned judge will have to issue written rulings, since one-
21 liners dismissing cases without logic or a detailed ruling will not be tolerated. The judicial
22 decisions will be monitored by thousands of media correspondents, watchdog agencies, and
23 millions of *real* American CITIZENS. Any further judicial attempts, at any level, to further
24 DHI'$, or any other corporation'$ criminal interstate activities will be made shockingly obvious.
25 That and all future judge$ will be set up for failure and 20 years' federal incarceration. Three
26 hundred and eight million Americans will decide whether this judge is allowed the privilege of
27 judicial immunity when he or she ignores these Defendants' crimes against this Country, its
Constitution and its people.

28

Per the power and true transparency of the First Amendment,



Patrick Missud Dated July 20, 2011

EXHIBIT S

United States District Court
For the Northern District of California

IN THE UNITED STATES DISTRICT COURT

FOR THE NORTHERN DISTRICT OF CALIFORNIA

PATRICK MISSUD,

Plaintiff,

v.

SAN FRANCISCO SUPERIOR COURT, et al.,

Defendants.
/

No. C 12-03117 WHA

ORDER VACATING HEARING AND TO SHOW CAUSE

Pursuant to Local Rule 7-6, the hearing scheduled for September 6, 2012, is **VACATED**. Plaintiff Patrick Missud is hereby **ORDERED TO SHOW CAUSE** why he should not be declared a vexatious litigant as to all judicial defendants, including judges, courts, and other judicial entities, by **NOON ON SEPTEMBER 20, 2012**.

IT IS SO ORDERED.

Dated: September 4, 2012.



WILLIAM ALSUP
UNITED STATES DISTRICT JUDGE

EXHIBIT T

FILED

SEP 06 2012

MOLLY C. DWYER, CLERK
U.S. COURT OF APPEALS

UNITED STATES COURT OF APPEALS

FOR THE NINTH CIRCUIT

PATRICK ALEXANDRE MISSUD, I, Plaintiff - Appellant, v. SAN FRANCISCO SUPERIOR COURT; et al., Defendants - Appellees.	No. 12-15371 D.C. No. 4:11-cv-01856-PJH Northern District of California, Oakland ORDER

Before: REINHARDT, WARDLAW, and BEA, Circuit Judges.

We have reviewed the record and appellant's opposition to appellees' motions for summary affirmance and we find that the questions raised in this appeal are so insubstantial as not to require further argument. *See United States v. Hooton*, 693 F.2d 857, 858 (9th Cir. 1982) (per curiam) (stating standard); *Cleavinger v. Saxner*, 474 U.S. 193, 200 (1985) (absolute immunity extends to judges and certain others who perform functions closely associated with the judicial process); *Wasyl, Inc. v. First Boston Corp.*, 813 F.2d 1579, 1582 (9th Cir. 1987) (arbitrators are immune from civil liability for acts arising out of their arbitral functions and duties); *Greater Los Angeles Council on Deafness, Inc. v.*

Zolin, 812 F.2d 1103, 1110 (9th Cir. 1987) (suit against the Superior Court is a suit against the State and is barred by the Eleventh Amendment); *United States v. City of Hayward*, 36 F.3d 832, 838 (9th Cir. 1994) (noting that courts have held that a sponsoring board or organization will not be liable for an arbitrator's decisions).

Accordingly, we grant appellees' motion to summarily affirm the district court's judgment.

The pending motion is denied as moot.

AFFIRMED.

EXHIBIT U

Patrick Missud
Attorney at Law
91 San Juan Ave
San Francisco, CA, 94112
415-584-7251 Office
415-845-5540 Cell

August 26, 2009

Office of the Chief Trial Counsel/Intake
State Bar of California
1149 South Hill Street
Los Angeles, CA, 90015-2299

Re: California Attorney Complaint
Via: Certified FISMA & OMB Memorandum M-07-16 ***

Dear Agent,

Please find enclosed a formal complaint form. This cover letter also serves as attachment to item #7.

Discovery of court sanctioned widespread fraud creating devastating consumer losses has me questioning my own actions and wondering whether I am fit to be a Bar member. I therefore demand a formal investigation into my actions.

Complaint Item #7:

Per Rule 1-100, the Rules of Professional Conduct are to "protect the public and to promote respect and confidence in the legal profession." I have on numerous occasions broadcasted my disdain for, and lack of confidence in, the legal profession. A few of my certified letters FISMA & OMB Memorandum M-07-16 and FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 dated March 19, 2009 and August 8, 2009 have been sent and received by the Bar and federal judges as proof. Several letters have also already been registered in PACER under case #07-CV-02625 SBA.

I have violated Rule 2-400 by practicing discriminatory conduct in my law practice. If a middle class client, or one who speaks English as a second language, comes to me for legal advice, I without hesitation inform them that they stand little chance of prevailing regardless of the merits of their case. However, if a wealthy white client comes through the doors, I am more than happy to oblige with their legal endeavors regardless of the criminal nature of any actions that they may have been involved in.

I have violated Rule 3-210 by advising clients to violate law. For instance, if a client who is a mortgage broker inquires whether he should forfeit a borrower's escrow deposits for failure to close a deal on the broker's terms, I resoundingly recommend that he do so.

Similarly, if a large building contractor wishes to fraudulently void a warranty without good cause for any and all construction defects, I whole heartedly recommend that that is the course which should be followed.

I have violated Rule 5-100 by threatening administrative charges to gain an advantage in my civil dispute. After having donated over $100,000 and nearly three years of time pursuing consumer redress, I have now turned to leveraging corporations with threats of administrative discipline and widespread internet broadcasting to gain an advantage specifically for myself and generally for others. A prior related complaint inquiry is 06-26033.

I have violated Rule 5-120 by publicly making extra judicial statements that I know have a substantial likelihood of materially prejudicing an adjudicative proceeding. In advance of several federal rulings, I have contacted syndicated media to apprise them of the issues yet to be decided. I have interfered with 08-cv-01324 Trenga decision as well as the 08-CV-00592 Benitez decision. I have gone so far as to create a web site to which I regularly refer syndicated media: http://www.drhortonsjudges.info/Home_Page.html

I have violated Rule 5-300 by directly and extra judicially contacting federal judges Trenga, Benitez, Edinfield and Reidinger without consent of any of the parties in those cases. All of these judges received certified letters as proof of contact.

In closing, I anxiously await your written decision on these matters in a timely manner. Under the penalty of perjury under the laws of the State of California, I swear that the above are true statements.

Sincerely,



Patrick Missud, CA Bar #219614
Further violations of 1-100, 5-120, 5-300 follow:

Cc: Clerk of the Court for Judge Armstrong
1301 Clay Street, Suite 400 S
Oakland, CA 94612-5212
*** FISMA & OMB Memorandum M-07-16 ***

Clerk of the Court for Judge Benitez
U.S. Courthouse
880 Front St # 4290
San Diego, CA 92101

*** FISMA & OMB Memorandum M-07-16 ***

THE STATE BAR OF CALIFORNIA

CALIFORNIA ATTORNEY COMPLAINT FORM

Read instructions before filling in this form.

Date Auust 28, 2009

(1) Your name and address Patrick Missud, 91 San Juan Ave. San Francisco, CA, 94112

(2) Telephone number: Home 415-584-7251 Work 415-845-5540

(3) The name, address and telephone number of the attorney(s) you are complaining about. *(See note below.)*

Patrick Missud, 91 San Juan Ave. San Francisco, CA, 94112, 415-584-7251

(4) Have you or a member of your family complained about this attorney(s) previously?

Yes ☐ No ☒ If Yes, please state to whom the previous complaint was made, its approximate date and disposition.

(5) Did you employ the attorney? Answer Yes or No and, if "Yes," give the approximate date you employed the attorney(s) and the amount, if any, paid to the attorney(s).

No

(6) If your answer to #5 above is "No," what is your connection with the attorney(s)? Explain briefly.

Self

(7) Include with this form *(on a separate piece of paper)* a statement of what the attorney(s) did or did not do which is the basis of your complaint. Please state the facts as you understand them. Do not include opinions or arguments. If you employed the attorney(s), state what you employed the attorney(s) to do. Sign and date each separate piece of paper. Additional information may be requested. *(Attach copies of pertinent documents such as a copy of the fee agreement, cancelled checks or receipts and relevant correspondence.)*

(8) If your complaint is about a lawsuit, answer the following, if known:

a. Name of court *(For example, Superior or Municipal Court, and name of the county)*
San Francisco Superior, Northern District of California

b. Title of the suit *(For example, Smith v. Jones)*.
Patrick Missud v. D R Horton

c. Case number of the suit CGC 05-447499 07-CV-2625-SBA

d. Approximate date the suit was filed January 2005, May 2007

e. If you are not a party to this suit, what is your connection with it? Explain briefly.

(9) Size of law firm complained about:

1 Attorney ☒ 2 – 10 Attorneys ☐ 11 + Attorneys ☐
Government Attorney ☐ Unknown ☐

NOTE: If you are complaining about more than one attorney, include the information requested in items #3 through #8. Use separate sheets if necessary.



Signature ____________________

Mail to:
Office of the Chief Trial Counsel/Intake
The State Bar of California
1149 South Hill Street
Los Angeles, California 90015-2299

DRH001190

CERTIFIED MAIL



Patrick Missud
91 San Juan Ave.
San Francisco, CA, 94112





U.S. POSTAGE
PAID
SAN FRANCISCO,CA
94112
AUG 26, 09
AMOUNT
$3.24
00044285-02

1000 94612

FOMB Memorandum M-

Clerk of the Court for Judge Armstrong
1301 Clay Street, Suite 400 S
Oakland, CA 94612-5212

94612+5212



DRH001191

EXHIBIT V

FILED JULY 1, 2013

STATE BAR COURT OF CALIFORNIA

HEARING DEPARTMENT - SAN FRANCISCO

In the Matter of	)	Case No.: **12-O-10026-LMA**
PATRICK ALEXANDRE MISSUD,	)	**DECISION AND ORDER OF INVOLUNTARY INACTIVE ENROLLMENT**
Member No. 219614,	)	
A Member of the State Bar.	)	

Introduction[1]

Respondent Patrick Alexandre Missud was declared a vexatious litigant in 2012. He has no intentions of curbing his behavior and repeatedly said so and demonstrated so. He has total disdain for the legal profession and the judicial process. In this contested disciplinary proceeding, he stated: "I'm determined to catch even more judges ... I want to make it in the Guinness Book of World Records for the number of corporate judges netted in a single sting."

Respondent Missud is charged with seven counts of professional misconduct: (1) maintaining unjust actions; (2) committing acts of moral turpitude; (3) communicating with a represented party; (4) failing to obey court orders; and (5) failing to report judicial sanctions.

This court finds, by clear and convincing evidence, that respondent is culpable of the alleged misconduct. Based upon the serious nature and extent of culpability and the evidence in

[1] Unless otherwise indicated, all references to rules refer to the State Bar Rules of Professional Conduct. Furthermore, all statutory references are to the Business and Professions Code, unless otherwise indicated.

aggravation, the court recommends that respondent be disbarred from the practice of law – the only solution for public protection.

Significant Procedural History

The State Bar of California, Office of the Chief Trial Counsel (State Bar), initiated this proceeding by filing a notice of disciplinary charges (NDC)[2] on December 17, 2012. Respondent filed a response on February 14, 2013.

A five-day hearing was held on April 15-19, 2013. Senior Trial Counsel Erica L. M. Dennings represented the State Bar. Respondent represented himself.

On April 19, 2013, following closing arguments, the court took this matter under submission.

Findings of Fact and Conclusions of Law

Respondent was admitted to the practice of law in California on June 4, 2002, and has been a member of the State Bar of California at all times since that date.

The following findings of fact are based on respondent's response to the NDC and the testimony and evidence presented at trial.

Background Facts

In 2004, respondent and his wife, Julie Missud ("Julie"), purchased a single family home in Henderson, Nevada ("the Nevada property"), built by D. R. Horton, Inc. ("Horton"). Shortly after respondent signed a written sales contract with Horton, an issue arose as to whether respondent had obtained a mortgage loan for the home purchase. This issue then gave rise to

---

[2] The NDC contains many typographical errors. For example, the name "Michael Mason" was repeated twice. (P. 2, line 20; p. 3, line 2.) Multiple defendants" first names were wrong. (P. 3, line 12: "Donald Mason" should be Michael Mason; "Michael Callihan" should be Daniel Callihan; and "Daniel Schankin" should be Annie Schankin). And the quoted material from the November 22, 2011 Order of Affirmance contains errors. (P. 4, lines 3-5: "issue" should be "challenge"; "Horton"s" should be in brackets.)

respondent's litigious battle in at least eight lawsuits, multiple motions and appeals in California and Nevada during the next seven years. He failed to prevail in any of the litigations.

From August 2005 to July 2011, respondent sued the builder, its subsidiary (DHI Mortgage), its employees, state and federal officials, judges, courts, and even USA. His claims included infliction of emotional distress, property damage, fraud, breach of contract, racketeering violations, judicial corruption, conspiracy, and civil rights violations.

Finally, on March 22, 2012, the district court declared respondent a vexatious litigant, prohibiting him from filing any further complaints against any of these entities without permission from the court, and referred him to the State Bar for any appropriate disciplinary action. At the same time, several opposing counsel also referred respondent to the State Bar.

The matter is now before this court.

Facts

1. Lawsuits Re the Nevada Property

Respondent pursued eight lawsuits and other litigations arising out of his purchase of the Nevada property. When the trial court dismissed a case, he would continue his litigation battle and filed more frivolous lawsuits and endless appeals and motions over and over again. He was relentless in his baseless litigations in California and Nevada, even though he failed in all of them, as shown in the following:

(1) Filed **August 22, 2005,** *Patrice Missud*[3] *v. D. R. Horton, DHI Mortgage, Michael Mason, Agent of DHI Mortgage, Daniel Callihan, Agent of DHI Mortgage, Anne Schankin, Agent of D. R. Horton,* San Francisco County Superior Court, case No. CGC 05-444247.

The complaint alleged two causes of action for infliction of emotional distress. Respondent filed the complaint in California even though the transaction occurred in Nevada, the

[3] Respondent Patrick Missud is also known as Patrice Missud.

property is located in Nevada, and Horton does no business in California. The court sustained a motion to quash service of summons and complaint and dismissed the case without prejudice on November 9, 2005.

(2) Filed **December 9, 2005,** *Patrice Missud v. D. R. Horton, DHI Mortgage, Michael Mason, Agent of DHI Mortgage, Daniel Callihan, Agent of DHI Mortgage, Anne Schankin, Agent of D. R. Horton,* San Francisco County Superior Court, case No. CGC 05-447499.

The complaint alleged causes of action for personal injury (emotional distress) and property damage. The court sustained a motion to quash service of summons and complaint on grounds of lack of personal jurisdiction against Horton and failure to effect proper service as to the remaining defendants (including DHI), and dismissed the case against Horton without prejudice on April 25, 2006. The court dismissed the action without prejudice as against all remaining defendants based on lack of personal jurisdiction on January 11, 2007.

(3) Filed **October 23, 2006,** *Patrice Missud and Julie Missud v. D. R. Horton, DHI Mortgage Company, Donald Horton, Donald Tomnitz, Michael Mason, Daniel Callihan, Annie Schankin, James Frasure,* San Francisco County Superior Court , case No. CGC 06-457207.

The complaint alleged a cause of action for fraud. The case was dismissed due to lack of personal jurisdiction as to all defendants on February 15, 2007.

(4) Filed **May 17, 2007,** *Patrice Missud and Julie Missud v. D. R. Horton, DHI Mortgage Company, Donald Horton, Donald Tomnitz, Michael Mason, Daniel Callihan, Annie Schankin, James Frasure,* United States District Court for the Northern District of California, case No. 07-cv-02625-SBA.

The complaint alleged breach of contract. On October 30, 2007, the case was dismissed for lack of personal jurisdiction, forum non conveniens, and statute of limitations.

(5) Filed **November 13, 2007,** *Patrick Missud and Julie Missud v. D. R. Horton, DHI Mortgage Company, Michael Mason, Daniel Callihan, Annie Schankin, James Frasure,* Nevada District Court, Clark County, case No. 07A551662 ("the Nevada case").

The complaint alleged breach of contract, deceptive trade practices, defamation, and personal injury. Respondent was held in contempt for knowingly and intentionally violating the terms of a stipulated protective order and for sending threatening communications to witnesses and counsel involved in the litigation. Respondent was sanctioned $48,691.97 for attorney fees and costs in conjunction with enforcing the protective order and the contempt proceedings.[4]

The Nevada case was dismissed. In its November 22, 2011 order affirming the district court's imposition of sanctions and dismissing the case, the Nevada Supreme Court found that respondent failed to "raise any challenge on appeal as to the district court's findings that [Missud] engaged in abusive litigation tactics by contacting and threatening [Horton's] employees."

On November 16, 2010, D. R. Horton and DHI Mortgage Company sought to enter judgment based upon the sister-state judgment previously entered against respondent in the Nevada case (sanctions for $48,691.97) in *Patrick Missud and Julie Missud v. D. R. Horton, DHI Mortgage Company, et al.*, San Francisco County Superior Court, case No. CPF 10-510876.

By order dated November 19, 2010, the judgment was entered. Respondent filed a motion to vacate the Nevada judgment, which was denied. He then appealed.

On November 22, 2011, the Court of Appeal affirmed the superior court's denial of respondent's motion to vacate, noting "Missud"s briefs contain no comprehensible legal

[4] Findings of fact regarding the protective order violations are discussed below under the subheading, "The Protective Order in the Nevada Case."

argument as to why the order he challenges should be reversed." Respondent filed a writ to the California Supreme Court which was denied.

(6) Filed **January 19, 2010,** *Patrick Missud v. D. R. Horton, DHI Mortgage Company, Donald Horton, Donald Tomnitz, Curtis Coltrane, Susan Eckhardt, Duane Waddill, Richard Perry, Greg Abbott, Saundra B. Armstrong, Roger Benitez, Berry Edenfield, Martin Reidinger, Yahoo, Inc., Wendel Rosen Black & Dean, LLC, Wood, Smith, Henning & Berman, LLC, Luce, Forward, Hamilton & Scripps, LLP, Ryan & Dawson, Strand Systems Engineering,* United States District Court for the Northern District of California, case No. 10-cv-00235-SI.

The complaint alleged Racketeer Influenced and Corrupt Organization ("RICO") violations. On April 2, 2010, the court dismissed the claims against District Judges Armstrong, Benitez, Edenfield, and Reidinger on the grounds of absolute judicial immunity. The court dismissed the remaining claims against other defendants without prejudice based on respondent's voluntary dismissal.

(7) Filed **April 18, 2011,** *Patrick Missud v. San Francisco Superior Court, Judge Charlotte Woolard, Court Approved Mediator Michael Carbone, ADR Services, Inc., Judge Loretta Giorgi, State Bar of California, California State Commission on Judicial Performance,* United States District Court for the Northern District of California, case No. 11-cv-01856-PJH.

The complaint alleged judicial corruption and RICO violations. On February 13, 2012, the court dismissed the complaint with prejudice, concluding that respondent's claims were implausible and/or woefully deficient. Thereafter, respondent filed multiple appeals.

(8) Filed **October 28, 2011,** *Patrick Missud v. State of Nevada, D. R. Horton, Inc., Securities and Exchange Commission, SEC Chairwoman Mary Shapiro, Eighth Judicial District Court County of Clark, Clark County Court CEO Steven Grierson, Judge Elizabeth Gonzalez of the Clark County Courts of Nevada, Commissioner Bonnie Bulla, Division of Mortgage Lending*

Deputy Commissioner Susan Eckhardt, Clark County Sheriff Douglas Gillespie, Commission on Judicial Discipline, CJD Director David Sarnowski, Nevada State Bar, Nevada State Bar President Constance Akridge, Nevada Supreme Court, Nevada Supreme Court Justices Kristina Pickering, Mark Gibbons, James W. Hardesty, Ron Parraguirre, Michael L. Douglas, Michael Cherry, Nancy M. Saitta, South Carolina Special Magistrate Curtis Coltrane, San Francisco Superior Court Judges Charlotte Woolard and Loretta Giorgi, Judge Saundra Armstrong of the U.S. District Court for the Northern District of California, Judge Roger Hunt of the U.S. District Court for the District of Nevada, Judge Roger Benitez of the U.S. District Court for the Southern District of California, USA, et al., United States District Court for the Northern District of California, case No. 11-cv-03567- EMC.

The amended complaint alleged public corruption under 42 U.S.C. § 1983 and civil rights violations. Respondent made general claims of fraud and conspiracy by the defendants, but did not allege any facts to support his allegations.

Finally, on March 22, 2012, U.S. District Judge Edward M. Chen issued an order dismissing the action and declaring respondent a vexatious litigant. Respondent's claims were dismissed as to: (a) Horton for lack of personal jurisdiction; (b) the judicial defendants on the ground of judicial immunity and failure to state a claim; and (c) the unserved defendants for failure to effect proper service. The order forbade respondent from filing any complaints against Horton or any of its affiliates (including DHI Mortgage), subsidiaries, and/or employees without first obtaining a determination from a Duty Judge as to whether the complaint should be accepted for filing. The court also referred respondent to the State Bar for any appropriate disciplinary action.

Respondent filed a motion for reconsideration which was denied. Respondent filed a motion to recuse the judge which was also denied.

2. Websites Regarding Defendants

While these cases were pending, respondent repeatedly made statements to the media via e-mail and websites about the defendants that were false and had no basis in fact. Respondent made these statements for the purpose of harassing, intimidating, and annoying Horton and other defendants. Respondent filed the lawsuits to retaliate against Horton, to make the litigation expensive for Horton and other defendants, and as a platform to disparage the defendants.

From at least September 2007 and continuing to the present, respondent created, maintained, controlled, and posted information on several websites devoted to disseminating information about Horton, DHI, and its employees and associates, and numerous judges and government officials. The names of the websites were disparaging and misleading and designed to intimidate, harass and annoy as follows: drhortonfraud.com, drhortonhomelemon.info, drhortonhomeofhorrors.com, drhortonhomesstink.com, donaldtomnitzisacrook.com (Donald Tomnitz is the CEO of Horton), drhortonsucks.info, drhortonsjudges.com, drhortoncouldhavekilledme.com, and sfcourtfraud.com.

The websites contained information which was false, disparaging, and defamatory.

To date, the drhortonsucks.info website states: "I can't be more emphatic....if you buy a home from DR Horton, you will likely be defrauded. D R Horton is a RICO operating company."

On the drhortonhomelemon.com site, respondent caused to be posted the statement: "Patrick has found hundreds of victims like me across the country and has discovered that DR Horton runs its RICO business like the mafia."

On October 30, 2007, respondent wrote a letter to defense counsel promising that "he will now contact defendants' employees directly in violation of Nevada Rule of Professional Conduct 4.2."

In 2009, respondent maintained the website www.mnmlawyers.com for his law firm, Missud and Missud. Under the Construction Defects section of the website, respondent wrote: "As an example of M&M's persistence in pursuing a nationwide contractor and the United States' largest residential builder please visit www.drhortonsucks.info."

On January 6, 2010, respondent sent an e-mail to defense counsel and state and federal officials including the U. S. Department of Justice, regarding his RICO action again Horton and others. Respondent wrote in the subject line: "$$$Fortune 500, D R Horton RICO updates$$$."

In the January 6, 2010 e-mail, respondent indicated that his response to an interrogatory propounded by Horton regarding settlement was "that the criminals on DHI's Board can either surrender to federal authorities, or your agency can indict within 12 days. Otherwise, I will file a completed RICO action and protect America from „America's builder.‘"' Respondent had no factual basis for referring to DHI board members as criminals. Respondent had no factual basis to request that the U. S. Attorney General indict Horton board members. Respondent's statements were intended to harass, intimidate, and annoy the Horton board members.

On January 28, 2010, respondent posted the following statement on his website, drhortonjudges.info: "My intent is to ruin the reputations of the named individuals and corporations and to expose the various governmental entities responsible."

On August 2, 2011, respondent sent an e-mail to Horton defense counsel, several Nevada state court officials, Clark County (Nevada) officials, the Nevada Attorney General's office, California state court officials, Nevada State Bar officials, California State Bar officials, and to reporters and staff at the San Francisco Chronicle. In the e-mail, respondent claimed that San Francisco Superior Court Judge Woolard was responsible for theft of over $825,000 from two cases she presided over, that San Francisco Court Judge Loretta Giorgi was responsible for theft of over $875,000 from cases she presided over, that Judges Woolard and Giorgi liked to rubber

stamp each other's fraudulent rulings, and that the judges were thieves and financially dangerous to all Californians and Americans. Respondent also stated that he hoped the judges would get substantial prison time for their crimes and corruption. There was no factual basis for any of respondent's claims.

3. Respondent Declared a Vexatious Litigant

On December 1, 2011, in *Missud v. State of Nevada, Horton et al.*, Horton filed a motion to dismiss based on lack of personal jurisdiction, or in the alternative for forum non conveniens.

On January 5, 2012, the judge issued a Report and Recommendation ("R & R") recommending: (1) that Horton's motion to dismiss for lack of personal jurisdiction be granted; (2) that respondent's complaint be dismissed with prejudice as to judicial defendants on the basis of judicial immunity; and (3) that respondent's complaint be dismissed without prejudice as to unserved defendants on the basis of respondent's failure to serve them within 120 days. Respondent received the R & R shortly after it was filed and was aware of its contents.

Respondent objected to the R & R and filed voluminous documents with the court, including several requests for judicial notice.

On January 25, 2012, Horton filed a reply in support of the R & R along with a motion to declare respondent a vexatious litigant.

On March 22, 2012, Judge Chen of the United States District Court found that respondent's litigation against Horton and its affiliates, subsidiaries, and employees had been abusive and frivolous. The court found that respondent's claims against Horton lacked any credible factual basis and that respondent refused to comply with court rules and procedures. The court also found that respondent seemed to be more motivated by obtaining press for himself and causing expense for Horton than by advancing any legitimate claim for relief, citing as an

example respondent's statements that he intended to make things "horrendously expensive" for Horton and that he would initiate as many class action lawsuits and investigations as possible.

Respondent continued to sue Horton in California despite multiple court rulings that Horton is not subject to personal jurisdiction in California. The court found respondent's conduct in bringing multiple lawsuits harassing.

The court concluded that respondent had demonstrated intent to continue frivolously litigating against Horton and others despite judicial rulings against him.

Based on the foregoing findings and conclusions, the court granted Horton's motion to declare respondent a vexatious litigant.

In the March 2012 order declaring respondent a vexatious litigant, the district court cited a few examples of what other courts had written regarding respondent's unmeritorious contentions that were full of sweeping, frivolous and harassing accusations without factual support:

- Respondent's complaint "does not set forth clear causes of action, but lambastes prior judicial decisions against [respondent], corporate influence in American politics, and pervasive corruption in the judiciaries and regulatory agencies of the United States, California, and Nevada."
- "[T]he details of [respondent's] allegations are elusive; the complaint is loaded with vague, conclusory, and hyperbolic statements, as well as what appear to be nonsensical and far-flung facts. The court also notes that some of the allegations are quite reckless given [respondent's] status as an officer of the very court he is suing."

- Respondent "continuously and unrelentingly refused to comply with this Court"s various Orders" and he had engaged in "continuous improper conduct," which drove up the cost of litigation.
- "Mr. Missud"s filings in this matter have been voluminous and meritless thus far. We caution him that further abuse will result in the imposition of sanctions."
- Respondent "has continued to file voluminous and procedurally improper documents with this Court."
- Respondent"s "litigation against Defendant Horton and its affiliates, subsidiaries, and employees has been abusive and frivolous."
- "Defendant sums up the problems with Mr. Missud"s tautological claims against Horton succinctly: „[H]e alleges that he lost his prior six cases against D.R. Horton because the courts were "corrupt." As proof, he points to the fact that he lost these six prior cases.""
- Respondent "continues to attempt to sue Horton in California despite multiple court rulings that Horton is not subject to personal jurisdiction in California. Such conduct is harassing."

A few examples of respondent's incredulous accusations against the defendants and general references to racketeering in his pleadings include:

- Horton has "caused thousands of consumers" financial evisceration through illegal means and by corrupting public figures."
- "This has already become a landmark case. It already showcases absolute corruption of 23 judges made possible by the Citizen$-United ruling which has paved a long, tortuous path for ordinary, real, flesh-and-blood, non-corporate, fleece-able, citizen-litigants."

- Comparing the defendants, "[n]ot even Hosni Mubarak financially raped Egypt quite so much."
- "Billion dollar DHI was not content with just the purchase of Nevada"s di$trict and $upreme court$. DHI also had to prove that it could buy California"s."

4. Communications with Represented Defendants

At all relevant times the defendants in all of the lawsuits were represented by counsel and respondent was aware that the defendants were represented by counsel.

In each of the lawsuits, respondent made unsubstantiated allegations of wrongdoing against each defendant. These allegations were not investigated by respondent or substantiated in any way.

On October 14, 2005, Horton defense counsel sent a letter to respondent requesting that he refrain from contacting Horton defendants directly. Respondent reviewed the letter shortly after October 14, 2005. Thereafter, respondent ignored the letter and repeatedly contacted Horton employees directly throughout the litigation regarding the subject of the litigation even though he knew they were represented by counsel.

5. The Protective Order in the Nevada Case

On April 19, 2010, the court in the Nevada case approved a stipulated protective order executed by the parties.

The stipulated protective order:

- prohibited the parties from posting documents and claims about the parties, witnesses, attorneys, or judges to any website;
- required that respondent immediately remove information from his website that contained claims about the case, the witnesses, the defendants, their counsel, and judicial and governmental officials;

- required the immediate removal from any websites of any information that disparaged counsel, the court, or the judges; and
- required the parties to immediately remove statements that disparaged the State Bars of Nevada, Texas or California, any judges, any parties to this case or any other cases or other judicial proceedings from any websites controlled by any party to the case.

Respondent received and was aware of the protective order shortly after it was filed on April 21, 2010.

Thereafter, respondent did not remove disparaging information about witnesses from his websites, and respondent posted additional content about witnesses, linking them to disparaging remarks about Horton, such as "drhortonhomestink.com."

After April 21, 2010, respondent did not take down his website, drhortonsjudges.info, in which he disparaged various judges. He did not remove the websites – drhortonfraud.com, drhortoncouldhavekilledme.com, and drhortonhomesstink.com – in which he made false claims about Horton.

On April 29, 2010, Horton defense counsel filed a motion requesting that the court issue an order to show cause as to why the plaintiffs should not be held in contempt in the Nevada case.

Prior to July 20, 2010, Horton filed a motion for sanctions against respondent for violating the protective order. Respondent received the motion and was aware of its contents.

On July 20, 2010, a hearing was held on the motion for sanctions. At the hearing, respondent admitted that he had not removed disparaging information from his websites, that one of the main purposes of the lawsuit was to ruin the reputation of the judges, and that he

repeatedly sent threatening communications to witnesses and counsel in connection with the litigation.

By order dated July 20, 2010, the court found respondent in contempt for violating the protective order and dismissed his case.

By order dated October 4, 2010, the court awarded Horton a total of $48,691.97 in attorney fees and costs as a sanction for respondent's violation of the protective order.

Thereafter, respondent appealed the sanction order and the award was affirmed on appeal. To date, respondent has not paid any portion of the $48,691.97.

At no time did respondent report the $48,691.97 sanction award to the State Bar of California.

Conclusions

Count One - (§ 6068, subd. (c) [Attorney's Duty to Counsel/Maintain Only Legal or Just Actions or Defenses])

Section 6068, subdivision (c), provides that an attorney has a duty to counsel or maintain those proceedings, actions, or defenses only as appear to the attorney legal or just.

"[A]as officers of the court, attorneys ... have a duty to judicial system to assert only legal claims or defenses that are warranted by the law or are supported by a good faith belief in their correctness." (*In the Matter of Davis* (Review Dept. 2003) 4 Cal. State Bar Ct. Rptr. 576, 591.)

The purpose of the vexatious litigant statutes "is to address the problem created by the persistent and obsessive litigant who constantly has pending a number of groundless actions and whose conduct causes serious financial results to the unfortunate objects of his or her attacks and places an unreasonable burden on the courts." (*Morton v. Wagner* (2007) 156 Cal.App.4th 963, 970–971.)

"The constant suer ... becomes a serious problem to others than the defendant he dogs. By clogging court calendars, he causes real detriment to those who have legitimate controversies to be determined and to the taxpayers who must provide the courts. Arguably, one who has repeatedly relitigated groundless claims against one defendant could be required to give security before pressing to trial an apparently unfounded claim against a new victim." (*Taliaferro v. Hoogs* (1965) 237 Cal.App.2d 73, 74.)

Here, respondent had no legal claims against any of the defendants regarding the Nevada property. After having at least eight lawsuits dismissed and losing multiple appeals, in which the courts had repeatedly chastised him for filing unmeritorious papers, respondent continued to assert that he was fighting on behalf of consumers and that the defendants and the courts were all corrupt and would go to prison. He unreasonably believed that he had the right to continuing litigating until he got the result he wanted regardless of the law or the facts.

Therefore, by repeatedly filing lawsuits without merit, filing lawsuits to subject Horton to jurisdiction in California without basis, refusing to comply with court rules and procedures, and engaging in abusive litigation tactics resulting in an order declaring him a vexatious litigant, and by repeatedly making false statements about witnesses, parties, judges, and officials, which respondent knew were false, for the purpose of harassment and intimidation, repeatedly posting false and defamatory information on his websites, and engaging in conduct for the purpose of ruining the reputation of witnesses, parties, judges, and government officials, respondent failed to counsel or maintain such action, proceedings, or defenses only as appear to him legal or just, in willful violation of section 6068, subdivision (c).

Count Two - (§ 6106 [Moral Turpitude])

Section 6106 provides, in part, that the commission of any act involving dishonesty, moral turpitude, or corruption constitutes cause for suspension or disbarment.

It is well settled that "serious, habitual abuse of the judicial system constitutes moral turpitude in violation of section 6106." (*In the Matter of Varakin* (Review Dept. 1994) 3 Cal. State Bar Ct. Rptr. 179, 186.)

Respondent's actions of filing frivolous lawsuits and making false statements about Horton and other defendants for the purpose of harassment and intimidation constituted acts of moral turpitude and dishonesty, in willful violation of section 6106.

Count Three - (Rule 2-100(A) [Communication with a Represented Party])

Rule 2-100(A) provides that an attorney, while representing a client, must not directly or indirectly communicate about the subject of the representation with a party the attorney knows is represented by another attorney, unless the attorney has the consent of the other attorney.

Respondent ignored Horton"s October 2005 letter requesting him to refrain from contacting his employees. He directly and repeatedly contacted Horton employees throughout the litigation even though he knew they were represented by counsel.

Therefore, by repeatedly contacting Horton defendants directly regarding the subject of the litigation although he knew they were represented by counsel, respondent communicated with a party he knew was represented by another lawyer without the consent of that lawyer, in willful violation of rule 2-100(A).

Count Four - (§ 6103 [Failure to Obey a Court Order])

Section 6103 provides, in pertinent part, that a willful disobedience or violation of a court order requiring an attorney to do or forbear an act connected with or in the course of the attorney"s profession, which an attorney ought in good faith to do or forbear, constitutes cause for suspension or disbarment.

By repeatedly posting false information about witnesses, parties, and judges in the case on his websites, not removing his websites that contained claims about the case, not taking down

websites containing false information, respondent violated the April 19, 2010 protective order and therefore willfully disobeyed or violated an order of the court requiring him to do or forbear an act connected with or in the course of his profession which he ought in good faith to do or forbear, in willful violation of section 6103.

Count Five - (§ 6106 [Moral Turpitude])

By repeatedly engaging in conduct that violated the protective order by deliberately posting false information about Horton, witnesses, judges and other government entities, respondent committed acts involving moral turpitude, corruption, and dishonesty, in willful violation of section 6106.

Count Six - (§ 6103 [Failure to Obey a Court Order])

By not paying any portion of the $48,691.97 sanctions order, respondent willfully disobeyed or violated an order of the court requiring him to do or forbear an act connected with or in the course of respondent's profession which he ought in good faith to do or forbear, in willful violation of section 6103.

Count Seven - (§ 6068, subd. (o)(3) [Failure to Report Sanctions])

Section 6068, subdivision (o)(3), provides that within 30 days of knowledge, an attorney has a duty to report, in writing, to the State Bar the imposition of judicial sanctions against the attorney of $1,000 or more which are not imposed for failure to make discovery.

By not reporting the $48,691.97 sanction award to the State Bar, respondent failed to report to the State Bar, in writing, within 30 days of the time respondent had knowledge of the imposition of any judicial sanctions against him, in willful violation of section 6068, subdivision (o)(3).

Aggravation[5]

Multiple Acts/Pattern of Misconduct (Std. 1.2(b)(ii).)

Respondent's misconduct constitutes multiple acts of wrongdoing, including multiple acts of moral turpitude, filing unjust actions, communications with represented parties, and failure to obey court orders. Such multiple acts of misconduct constitute an aggravating factor.

In addition, respondent's multiple violations, disdain for rules and disobeying court orders demonstrate a pattern of misconduct. "Only the most serious instances of repeated misconduct over a prolonged period of time could be characterized as demonstrating a pattern of wrongdoing." (*Levin v. State Bar* (1989) 47 Cal.3d 1140, 1149, fn. 14, citing *Lawhorn v. State Bar* (1987) 43 Cal.3d 1357, 1367.) His misconduct is egregious and has been ongoing since 2004.

Harm to Client/Public/Administration of Justice (Std. 1.2(b)(iv).)

Respondent significantly harmed the public and the administration of justice. His vexatious litigation required the courts to repeatedly rule on meritless lawsuits and motions, wasting valuable judicial time and resources. The cumulative effect of his conduct over the course of at least six years of meritless litigation in California and Nevada is prejudicial to the administration of justice, taking judicial resources away from other meritorious cases. Moreover, respondent's misconduct caused harm to the legal profession. He used the courts as a means of intimidating and oppressing people by his endless litigations against the builder and its employees.

Based on his repeated, baseless claims and arguments, respondent has failed to demonstrate any respect for the process and rule of law. Moreover, his actions caused extreme

---

[5] All references to standards (Std.) are to the Rules of Procedure of the State Bar, title IV, Standards for Attorney Sanctions for Professional Misconduct.

harm to Horton and others, forcing them to spend tens of thousands of dollars in legal fees defending themselves in his obsessive and baseless campaign to fight corruption.

Indifference Toward Rectification/Atonement (Std. 1.2(b)(v).)

Respondent demonstrated indifference toward rectification of or atonement for the consequences of his misconduct. "The law does not require false penitence. [Citation.] But it does require that the respondent accept responsibility for his acts and come to grips with his culpability. [Citation.]" (*In the Matter of Katz* (Review Dept. 1991) 1 Cal. State Bar Ct. Rptr. 502, 511.)

Respondent expressed no remorse or recognition of the serious consequences of his misbehavior. He was relentless in pursuit of his claims, refusing to acknowledge that his arguments were not supported by the law or fact. Instead, he contended that his goal was to protect the consumers and send the judges and corporate officers to prison. He would continue contacting represented parties and would not pay any sanctions. In fact, respondent admitted that he would not stop and does not plan to stop this course of misconduct. Respondent was unapologetic. Indeed, there is no indication that he realized the gravity of his violations.

Respondent's failure to accept responsibility for actions which are wrong or to understand that wrongfulness is considered an aggravating factor. (*Carter v. State Bar* (1988) 44 Cal.3d 1091, 1100-1101.)

Lack of Candor/Cooperation to Victims/State Bar (Std. 1.2(b)(vi).)

Respondent's unrestrained personal abuse and disruptive behavior characterized his conduct during these disciplinary proceedings. (See *In the Matter of Dixon* (Review Dept. 1999) 4 Cal. State Bar Ct. Rptr. 23, 45.) His disrespect to the State Bar Court, constantly using offensive language throughout the proceedings, is significant aggravation.

Mitigation

There is no mitigation.

Discussion

The purpose of State Bar disciplinary proceedings is not to punish the attorney, but to protect the public, to preserve public confidence in the profession, and to maintain the highest possible professional standards for attorneys. (*Chadwick v. State Bar* (1989) 49 Cal.3d 103, 111; *Cooper v. State Bar* (1987) 43 Cal.3d 1016, 1025; std. 1.3.)

In determining the appropriate level of discipline, the court looks first to the standards for guidance. (*Drociak v. State Bar* (1991) 52 Cal.3d 1095, 1090; *In the Matter of Koehler* (Review Dept. 1991) 1 Cal. State Bar Ct. Rptr. 615, 628.) The standards provide a broad range of sanctions ranging from reproval to disbarment, depending upon the gravity of the offenses and the harm to the victim. Standards 1.6(a), 2.3, 2.6 and 2.10 apply.

The Supreme Court gives the standards "great weight" and will reject a recommendation consistent with the standards only where the court entertains "grave doubts" as to its propriety. (*In re Silverton* (2005) 36 Cal.4th 81, 91-92; *In re Naney* (1990) 51 Cal.3d 186, 190.) Although the standards are not mandatory, they may be deviated from when there is a compelling, well-defined reason to do so. (*Bates v. State Bar* (1990) 51 Cal.3d 1056, 1061, fn. 2; *Aronin v. State Bar* (1990) 52 Cal.3d 276, 291.)

Standard 1.6(a) provides, in pertinent part, that when two or more acts of misconduct are found in a single disciplinary proceeding, and different sanctions are prescribed for those acts, the recommended sanction is to be the most severe of the different sanctions.

Standard 2.3 provides that culpability of moral turpitude and intentional dishonesty toward a court or a client must result in actual suspension or disbarment.

Standard 2.6 provides that culpability of certain provisions of the Business and Professions Code must result in disbarment or suspension depending on the gravity of the offense or the harm to the victim.

Standard 2.10 provides that violations of any provisions of the Business and Professions Code or Rules of Professional Conduct not specified in these standards must result in reproval or suspension depending upon the gravity of the misconduct or harm to the victim, with due regard to the purposes of imposing discipline.

Respondent contends that all charges against him should be dismissed. He maintains that he is completely free of any wrongdoing. He asserts that he is a champion of consumers and a federal informant, and that the judges are corrupt.

The State Bar urges disbarment, citing *In the Matter of Varakin* (Review Dept. 1994) 3 Cal. State Bar Ct. Rptr. 179 in support of its recommendation.

In *Varakin*, the attorney was disbarred for filing frivolous motions and appeals in four different cases over 12 years solely for the purpose of delay and harassment of his ex-wife and others who became embroiled in his vendetta against her and was proud of his conduct. He persisted in this pattern of misconduct despite many sanctions. In fact, within four years, he received at least 14 sanctions, totaling $80,000. He also intentionally refused to report sanctions and to cooperate with the State Bar investigation. Stressing respondent's abuse of the judicial system, lack of repentance, and obdurate persistence in misconduct, the Review Department concluded that no discipline less than disbarment was consistent with the goals of maintaining high ethical standards for attorneys and preserving public confidence in the legal profession.

Like *Varakin,* respondent filed all those eight lawsuits and multiple appeals regarding the Nevada property for the sole purpose of delay or harassment of the builder and others. He was clearly vengeful and spiteful. He has so far refused to pay sanctions of more than $48,000

awarded in the Nevada case. Respondent engaged in unmeritorious litigations over six years in eight cases. He failed to report his sanctions to the State Bar and refused to cooperate with the State Bar investigation. Thus, his misconduct is as egregious as the misconduct in *Varakin*.

In another case, *Rosenthal v. State Bar* (1987) 43 Cal.3d 612, the Supreme Court disbarred an attorney because of the egregious nature of his misconduct and the need to protect the public from further injury. Like respondent, the attorney maintained unjust actions and committed acts of moral turpitude. Rosenthal also engaged in transactions rife with undisclosed conflicts of interest, taken positions adverse to former clients, overstated expenses and double-billed for legal fees, failed to return client files or provide access to records, failed to give adequate legal advice or provide his clients with the opportunity to obtain independent counsel, filed fraudulent claims and given false testimony, and engaged in conduct intended to harass his former clients, delay court proceedings, obstruct justice and abuse the legal process.

In this matter, respondent"s frivolous lawsuits and appeals burdened the court, opposing parties and counsel, causing substantial harm to the administration of justice and the public. The enormous harm to the administration of justice and to the public weighs heavily in assessing the appropriate level of discipline. Respondent is unrepentant, relentless and spiteful; he continued to demonstrate such unprofessional conduct during these disciplinary proceedings with his unwarranted attacks against this court, the State Bar and the entire judicial process.

In recommending discipline, the "paramount concern is protection of the public, the courts and the integrity of the legal profession." (*Snyder v. State Bar* (1990) 49 Cal.3d 1302.) The court also had the opportunity to assess respondent's character and conduct over five days of trial. While the court is sympathetic with his determination to rid of fraud and be a champion for consumers, respondent's volatility is indeed troubling, especially since his misconduct began only two years after he became a member of the bar. Based on the court"s observation and the

record, disbarment is absolutely necessary to protect the public, preserve confidence in the profession, and maintain high professional standards. The total absence of any recognition by respondent of his misconduct shows that there is little hope that he would conform his method of practicing law to the professional standards of this state.

Therefore, having considered the egregious nature and extent of the misconduct, the aggravating circumstances, as well as the case law and the standards, the court must recommend that respondent be disbarred to protect the courts, the public and the profession.

Recommendations

It is recommended that respondent Patrick Alexandre Missud, State Bar Number 219614, be disbarred from the practice of law in California and respondent"s name be stricken from the roll of attorneys.

California Rules of Court, Rule 9.20

It is further recommended that respondent be ordered to comply with the requirements of rule 9.20 of the California Rules of Court, and to perform the acts specified in subdivisions (a) and (c) of that rule within 30 and 40 days, respectively, after the effective date of the Supreme Court order in this proceeding.

Costs

It is recommended that costs be awarded to the State Bar in accordance with Business and Professions Code section 6086.10, and are enforceable both as provided in Business and Professions Code section 6140.7 and as a money judgment.

Order of Involuntary Inactive Enrollment

Respondent is ordered transferred to involuntary inactive status pursuant to Business and Professions Code section 6007, subdivision (c)(4). Respondent"s inactive enrollment will be effective three calendar days after this order is served by mail and will terminate upon the

effective date of the Supreme Court's order imposing discipline herein, or as provided for by rule 5.111(D)(2) of the State Bar Rules of Procedure, or as otherwise ordered by the Supreme Court pursuant to its plenary jurisdiction.

Dated: July _____, 2013

LUCY ARMENDARIZ
Judge of the State Bar Court

EXHIBIT W

TRANSCRIPT

July 20, 2010

DISTRICT COURT
CLARK COUNTY, NEVADA
* * * * *

PATRICK MISSUD, et al. Plaintiffs	.	CASE NO. A-551662
vs.	.	DEPT. NO. XI
D R HORTON, INC., et al. Defendants	.	**Transcript of Proceedings**

BEFORE THE HONORABLE ELIZABETH GONZALEZ, DISTRICT COURT JUDGE

SHOW CAUSE HEARING

TUESDAY, JULY 20, 2010

APPEARANCES:

FOR THE PLAINTIFFS: PATRICK A. MISSUD, PRO PER

FOR THE DEFENDANTS: JOEL D. ODOU, ESQ.
NADIN J. CUTTER, ESQ.

COURT RECORDER: JILL HAWKINS, District Court

TRANSCRIPTION BY: FLORENCE HOYT, Las Vegas, Nevada 89146

Proceedings recorded by audio-visual recording, transcript produced by transcription service.

1 LAS VEGAS, NEVADA, TUESDAY, JULY 20, 2010, 10:40 A.M.

1 THE COURT: First witness.

2 MR. ODOU: Your Honor, defendants call Patrice

3 Missud.

4 THE COURT: Mr. Missud, if you would come forward to

5 the witness stand. Since you'll be doing a narrative for your

6 cross, you may bring anything you need to assist you in doing

7 your cross-examination. You don't want to take your notes or

8 your books, sir?

9 MR. MISSUD: I am going to take my notes, I'm going

10 to bring the binder. I'll have to come back for those

11 documents.

12 MR. ODOU: Is it Your Honor's preference that Mr.

13 Missud goes first and then I'll cross him?

14 THE COURT: No. It's preference you do your direct

15 examination of him first.

16 MR. ODOU: Thank you, Your Honor.

17 THE COURT: You're going to help him find his place

18 in the book to start with.

19 PATRICK MISSUD, DEFENDANTS' WITNESS, SWORN

20 THE CLERK: Please be seated.

21 THE MARSHAL: And if everybody could turn off their

22 cell phones from the lunch hour, please.

23 THE CLERK: Please state your name for the record.

24 THE WITNESS: Patrick A. Missud, given name Patrice

25 Missud.

IN THE UNITED STATES DISTRICT COURT

FOR THE NORTHERN DISTRICT OF CALIFORNIA

PATRICE A. MISSUD and JULIE MISSUD,
Plaintiffs,

v.

D.R. HORTON INC., et al.,
Defendants.

No. C 07-2625 SBA

ORDER

Over the past several weeks, Plaintiff Patrice Missud has submitted numerous papers to this Court which do not conform to the local rules governing the form and manner of papers. Plaintiff's submissions, for example, are double-sided, do not state a case number, and do not include a chamber's copy. Moreover, the Plaintiff's case was terminated on October 30, 2007. The Case Systems Administrator has communicated this failure to comply with this Court's Local Rules to Plaintiff on several occasions. Nevertheless, Plaintiff continues to submit papers and represents he will continue to do so.

Good cause appearing, the Plaintiff is ORDERED to comply with local rules of the Northern District of California when submitting documents to this Court, and if Plaintiff fails to comply, the Case Systems Administrator is authorized to return all non-conforming papers to Plaintiff.

IT IS SO ORDERED.



Dated: 5/21/09

SAUNDRA BROWN ARMSTRONG
United States District Judge

United States District Court
For the Northern District of California

Exhibit F/U

UNITED STATES DISTRICT COURT
FOR THE
NORTHERN DISTRICT OF CALIFORNIA

MISSUD et al,
Plaintiff,

v.

D.R.HORTON INC. et al,
Defendant.
_______________________/

Case Number: CV07-02625 SBA

CERTIFICATE OF SERVICE

I, the undersigned, hereby certify that I am an employee in the Office of the Clerk, U.S. District Court, Northern District of California.

That on May 22, 2009, I SERVED a true and correct copy(ies) of the attached, by placing said copy(ies) in a postage paid envelope addressed to the person(s) hereinafter listed, by depositing said envelope in the U.S. Mail, or by placing said copy(ies) into an inter-office delivery receptacle located in the Clerk's office.

Patrick Alexandre Missud
91 San Juan Ave.
San Francisco, CA 94112

Dated: May 22, 2009

Richard W. Wieking, Clerk
By: LISA R CLARK, Deputy Clerk

EXHIBIT X

D. R. HORTON INC.
AND ASSOCIATES

Your Subtitle text

- HOME PAGE
- FEDERAL OFFICIALS
- STATE OFFICIALS
- LOCAL OFFICIALS
- CONTACT US

Home Page

At D R Horton, in order to sell defective homes with predatory in house originated loans, a little outside help is needed. Building officials need to be bought, state officials put on the payroll, and sympathetic judges enlisted. What consumers don't know will hurt them.

You can't make this stuff up. For verification, you should all visit the official electronic federal court docketing system known as PACER to read the official court documents. Get an account and then type in the case numbers listed in the 'Federal Officials' tab within this site to get access to all the following and within information. This is truly an American tragedy.

A sister site where more information is available, including official FTC records, without having to access PACER is at: http://www.drhortonhomesstink.info/

The August 8, 2009 letter immediately below links to dozens of outside third party corroborating sources which overwhelmingly prove DHI's rampant unchecked nationwide RICO.



Patrick Missud
Attorney at Law
91 San Juan Ave

Available at http://www.drhortonsjudges.info/.

San Francisco, CA, 94112
415-584-7251 Office
415-845-5540 Cell
missudpat@yahoo.com

August 8, 2009

Att'n: Defendants and Agencies

Re: Missud v. DHI et al, RICO and Conspiracy to commit RICO
Via: Certified, and e-mail: **dennis.barghaan@usdoj.gov, greener@sec.gov**

Attention Defendants, Agencies and Federal Agents,

This is notice of an imminent RICO and conspiracy to commit RICO suit naming:
RICO operating D R Horton Inc. [DHI] and DHI Mortgage;
Aiding and abetting federal judges Roger Benitez and Saundra Armstrong;
Former South Carolina Magistrate and DHI under the table employee Curtis Coltrane;
Former Nevada Deputy Commissioner and DHI under the table employee Susan Eckhardt;
Criminally enabling defense firms Wendell Rosen Black and Dean, Wood Smith Henning and Berman;
Felonious DHI in house counsel/board members Morice, Buchanan, Buschacher, Galland, Harbour; and
Non feasant State Bars of California, Nevada and Texas.

Syndicated media will first receive copies of the complaint with supporting evidence long before the defendants' summons are served. The following are just the facts, supporting the case for judicial corruption, official corruption, and ethics violations by state Bar members and associations. A limited assortment of official government admissions/records and registered judicial decisions are enclosed or cited, or internet links to web accessible information are provided, or hard copy evidence enclosed with my certified March 18, 2009 letter which you have each positively received. This current letter will soon be posted to www.drhortonsjudges.info for media's and Americans' ease of access. My intent is to ruin the reputations of the named individuals and corporations and to expose the various governmental entities responsible for DHI's predatory lending which has cost 300 million Americans trillions of dollars in bail outs while allowing the corporate elite to avoid 'justice.' The compassion that I will now show the named defendants will be similar to that shown by the DHI corporation and its officers towards its own consumers. Every defendant who has "dealt with the devil" will now become a victim of DHI's own corporate fraud and hopefully lose as much as the hundreds/thousands of preyed on, foreclosed and bankrupted DHI consumers found nationwide. Markopoulos exposed Madoff's ponzi scheme which injured only thousands of private investors and several large funds. I plan to expose the miscreants who have caused catastrophic worldwide economic losses.

Rampant Builder/Affiliated Lender RICO:
On July 1, 2009, 8th largest builder/affiliated lender Beazer Homes signed a deferred prosecution agreement, admitted to predatory lending/mortgage fraud, and agreed to $50 Million in consumer restitution. The FBI, SEC and HUD agreed to settle in lieu of prosecuting "Beazer's participation in a scheme designed to increase its mortgage company's profits and sell homes, ... arranging larger loans that consumers could afford, ... fraudulently inflating home prices to offset (incentives)," generally inflating interest rates on the back end, and intentionally overstating consumer income to qualify for home purchases. **http://charlotte.fbi.gov/dojpressrel/2009/ce070109.htm** Scores of Beazer's consumers have been foreclosed on and bankrupted. Hundreds more have been financially ruined.

Ryland, KB and Hovnanian Homes and others have also similarly been found involved in antitrust and predatory lending.
http://www.ctwinvestmentgroup.com/fileadmin/group_files/CtW_Inv_Grp_to_DR_Horton_Board.pdf

D.R. Horton's [DHI] sales volume is FOUR times as great as Beazer's and qualifies for a minimum of $200 Million in consumer restitution. Hundreds of official government documents and hundreds more consumer emails in my

possession prove the losses with absolute certainty. Hundreds of DHI's consumers have been foreclosed on and bankrupted. Thousands more have been financially ruined. All indications however are that the DHI elite will skate and the white collar criminals will never have to answer for crimes that minorities and small fish regularly pay for....and 'justice' for all.

HUD's Request for my DHI Predatory Lending File:
On July 19, 2006, HUD Director Ivy Jackson personally requested my then small file regarding DHI's regional predatory lending occurring throughout California and Nevada. I was happy to oblige and quickly sent her the documents.

On November 19, 2006 AP syndicated real estate columnist Ken Harney then printed "Builder-lender partnerships draw HUD eye." Within that article he wrote "the statute police have begun intervening in complaints brought by individual consumers who say builders are unfairly forcing them to use their affiliated mortgage companies." The following paragraph then begins to detail the same identical stories that I had sent certified to HUD's Director Jackson. **http://www.sfgate.com/cgi-bin/article.cgi?f=/c/a/2006/11/19/REG7TMEK8A1.DTL**

Judicial Furtherance, Assistance and Enablement of DHI's RICO:
On June 8, 2009, the U.S. Supreme Court ruled that West Virginia's judge Benjamin should have disqualified himself from an appeal of a $50 million jury verdict against Massey Energy Co because the coal mining company's CEO had been one of his major campaign donors. Benjamin'$$wing vote predictably favored Ma$$ey Energy which had contributed $3M to his re-election.
http://www.reuters.com/article/domesticNews/idUSTRE5573RU20090608

In June 2006, South Carolina's "Special Magistrate" Curtis Coltrane twice cited DHI's corporate special interests to trump a community's and couple's First Amendment Right to speech and assembly at Beaufort's traditional public forums. [06-CP-07-1658,2224 and **http://www.drhortonhomeofhorrors.info/South_Carolina.html** However, another Magistrate not on DHI's payroll properly ruled against DHI when it tried to again eliminate the 222 year old right to speech and assembly in Richland County South Carolina.
http://www.wistv.com/Global/story.asp?s=6676111 Now in 2009, according to Southern Carolina's Beaufort bench, $pecial Magi$trate Coltrane is no longer in their service nor even practicing law. Perhaps Coltrane'$ former DHI income is $ufficient to $upport hi$life$tyle. His friend of a feather was $imilarly indicted recently on July 31, 2009, $upporting her own life$tyle:
http://www.greenvilleonline.com/article/20090731/NEWS/907310329/0/NEWS01/Beaufort-court-clerk-resigns-after-embezzlement-charges

In October 2007, Northern District of California Judge Saundra Armstrong quickly closed a DHI predatory lending case which precisely mirrors the smallish $50 Million Beazer deferred prosecution case. $he resoundingly refused the plaintiff's offer to bring dozens (now hundreds) of nationally defrauded consumer contacts to an oral hearing for which there would have been a public record. $he ignored a Clark County court finding of fraud and deceptive trade practices by the $ame defendants, when $he should have given that ruling full faith and credit. Judge $aundra Arm$trong even dismissed an official police report generated in the ordinary course of business by an officer whose official duty was to accurately document the bombing of the plaintiff/whistleblower's truck at 10:00 PM on August 3, 2007. **http://drhortoncouldhavekilledme.com/index.html** Coincidentally, at 10:00 PM that very same evening, the plaintiff's already month long sponsored internet campaign had informed yet another 1000 people nationally of DHI'$RICO. The plaintiff can now point to 200 million reasons why DHI would want to silence him through fear and intimidation. Perhaps Arm$trong can point to $everal hundred thou$and rea$ons why $he found for DHI. [4:07-02625-SBA]. Most recently on August 11, 2009, this court even entered document number 55 into PACER, misrepresenting that it was "filed" by the whistelblower's wife despite her non-involvement in these DHI RICO related matters, and to somehow taint her as a licensed attorney. The northern district's federal judiciary has now taken its own official retaliatory judicial action to prevent a federal informant from truthfully informing government and the public of DHI's nationwide crimes in contravention of CFR Title 18, Section 1513(e).
http://www.law.cornell.edu/uscode/18/usc_sec_18_00001513----000-.html Another questionable directed verdict by Arm$trong is her dismissal of big money tobacco companies in a suit which should have been the seventh in a

row favoring consumers. By the time that $he ruled in December 2003 to break the consumer win streak, it was common knowledge that tobacco companie$manipulated nicotine levels and hooked kids into smoking. **http://stic.neu.edu/ma/8macomplaint.htm** and **http://www.tobacco.org/articles/lawsuit/conley/** Yet another very questionable ruling is when Arm$trong recently refu$ed to accept a settlement agreement which would have required nearly $1.2M in fines and the shuttering of a biotech business. Rather than let those expensive conditions happen, Arm$trong did not accept the settlement but in$tead required the prosecutors to strike a new deal with the wealthy entrepreneur. **http://www.law.com/jsp/article.jsp?id=1202423114944**

In March 2009, Bush Jr's hand picked corporate-favoring Judge Roger Benitez, who believes that an unregulated DHI has nothing but consumers' best interests in mind, compelled arbitration for five blatantly defrauded DHI predatory lending victims. The victims' communities were separated by nearly 500 miles, with their DHI originated mortgages issued by different branch offices. A DHI corporate insider from Texas, 1500 miles away, also confirmed that DHI Mortgage's policy in Texas, as well as in California, Nevada, Virginia, Florida, Oregon, Washington, Illinois, Colorado...... is to require consumers to use DHI's affiliated lender otherwise lose their thousands in deposits. On May 20, 2009, the consumer advocacy group Public Citizen printed "Home Court Advantage, How the Building Industry Uses Forced Arbitration to Evade Accountability" **http://www.fairarbitrationnow.org/uploads/HomeCourtAdvantage.pdf** In the very well researched 53 page document citing 340 sources, Public Citizen determined that arbitration is overwhelmingly effective for corporation$which keep arbitrator$in busine$$by requiring consumers to capitulate to boilerplate and unconscionable mandatory arbitrations clauses. Indeed, this was the very same finding in document #24 which was timely submitted into evidence. The undeniable mathematical statistics from both these documents are that forced arbitration costs consumers even more money than they have already lost in the original fraud. I have a second and third DHI corporate insider /informant who also agree with the first that DHI illegally ties home sales to mortgage services. There were many ample grounds for invalidating the arbitrations clause. After all "arbitration agreements are favored and 'shall be valid, irrevocable, and enforceable, save upon such grounds as exist at law OR IN EQUITY for the revocation of any contract.'" [3:08-CV-00592-BEN-RBB, Order to Compel Arbitration, page 4, lines 13-15]. Under contracts 101, fraud and non-mutuality rescinds contracts and clauses. Any contract in which fraud is contemplated is also an illegal unenforceable contract. DHI could not have contemplated that contractual fraud would have to be arbitrated under terms of the agreement. Benitez'$deci$ion to force arbitration on these already once defrauded consumers is either incompetent or corrupt.

Federal Cover up of 5 years notice of DHI's RICO :

I can prove a HUD cover up in three different ways. Said cover up is to suppress the information which HUD should have acted on five years ago to prevent our currently growing $3,000,000,000,000 bail out caused by rampant mortgage fraud and predatory lending.

1. On December 31, 2008 the FTC found 205 pages of responsive records to my FTC FOIA request #2009-00355, which sought predatory lending complaints against DHI and DHI Mortgage. One of the 190 pages that the FTC released even contained one of my complaints copied to and then only forwarded by the DOJ. In fact, the FTC recorded about 9 of my complaints and updates that I had sent by certified mail. My predatory lending complaints were among 44 others from 16 other states. All of the FTC's records which I sent were received as carbon copies of letters sent *directly* to HUD. Ironically, HUD has not been able to find *any* of my or any others' complaints in its own archives. HUD though is the primary regulatory authority to receive, TILA, RESPA and mortgage fraud complaints not only from myself, but from at least 16 other DHI market states.

2. On February 6, 2009 HUD's Office of the Inspector General sent a letter in reply to my HUD FOIA request which sought information regarding predatory lending by DHI, this country's single largest builder/affiliated lender. Their research indicated that there were "no responsive records" to problematic DHI and DHI Mortgage transactions. However, three weeks later on February 27, 2009, HUD miraculously managed to find nearly 7700 administrative records proving builder/affiliated lender fraud against consumers in case 08-CV-01324-AJT-TCB. Then on April 30, 2009, after my second FOIA request again seeking this exact type of information, or a copy of the 7700 administrative records, HUD reiterated the position that it had no responsive records.

3. On March 12, 2007 at 03:24:10 PM clerk 03 accepted and scanned both bar coded certified packages 7006 2150 0001 1108 5058 and 5065 into a computer at the Onondaga Post office. Both 5 ounce packages containing 30 double sided pages of proof of DHI's predatory lending were addressed to HUD and the FTC in Washington DC 20580. The computer generated receipt #0567830036-0096 is also logged into the computer as Bill #1000402285364. This paper receipt was printed seconds after all this computer information was instantly

registered within the USPS database. Inexplicably, when one tries to track the packages on usps.com, there is now "no record" of 60 pages of tips to HUD/FTC which could have pre-empted our economic crisis directly linked to predatory lending and mortgage fraud.
4. To this day, my HUD FOIA request remains unfulfilled despite new FOIA guidelines which claim to provide more transparency in obtaining just such government records. I have yet to receive a single document from HUD, the federal agency commissioned to prevent predatory lending and to archive just such records.

State Agent Furtherance and Enablement of DHI RICO:
On June 1, 2006, Nevada's Deputy Commissioner for Mortgage Lending $u$an Eckhardt finally replied to my third subpoena demanding a written explanation as to why she did not investigate DHI Mortgage despite my having forwarded 20 separate instances of predatory lending to her office. By Nevada state law $he was to have provided her answer, without the necessity of any subpoenas, and within 90 days submission of my complaint. Within her 9 month delinquent answer $he essentially stated that although $he issued five licenses to DHI Mortgage, her office could not regulate the company. Twenty six days later, Nevada's Attorney General informed me that they were searching for her replacement and if I could send them my file. Today, Las Vegas is the foreclosure capitol of the world, with 1 in 68 homes already foreclosed or in the process of foreclosure. $u$an Eckhardt is responsible for millions in lo$$e$and the bankrupty of thousands in her own city. I believe $he left town and $ought employment el$ewhere. **http://www.drhortonfraud.com/**

In East Hempfield Pennsylvania building code official$ passed rampant, notorious, non code compliant construction defects in favor of DHI. When third party inspectors were asked to review DHI's construction, the massive defects were easily spotted and the County's code official$rapidly terminated.
http://www.donaldhortonisacrook.info/Pennsylvania S.html

Other rampant DHI RICO:
The FBI found Beazer type *appraisal fraud* in DHI's Virginia's Rippon Landing.
http://www.washingtonpost.com/wp-dyn/content/article/2007/12/17/AR2007121701993.html DHI's fraudulent appraisals also extended to Florida. **http://www.publicintegrity.org/articles/entry/1265/** DHI's fraudulent appraisals also extended to Nevada where consumers have stated that the base price of their homes would increase if outside financing was secured. One example being that a home would cost an additional $53,000 if the purchaser/mortgage agent brokered his own loan. A second example being that the base price was so inflated that outside lenders would not finance and the buyer had to close with the much more expensive DHI Mortgage by default. Other (English as a second language) Nevadans have also had their homes reappraised only to find that they had been swindled at the time of their purchase. About half of that community is now bankrupted.

DHI *transfer tax evasion* was discovered in Pennsylvania's Village Grande development. DHI of course had the home buyers pay for their upgrades. Those same upgrades however were conveniently omitted from transfer taxes when it came time for DHI to pay the state tax. **http://www.donaldtomnitzisacrook.com/**

DHI mischaracterizes its work force to *evade payroll taxes* in New Jersey.
http://www.nj.com/news/index.ssf/2008/03/carpenters_union_sues_builder.html DHI did the same in Punta Gorda Florida. **http://jacksonville.com/tu-online/stories/021704/met_14837472.shtml**

DHI forged special inspections records for structural components in Yuba County California.
http://www.appeal-democrat.com/news/brown-49525-homes-county.html

Arson is suspected in DHI's money losing Paramount condominium project in San Diego and another in Vacaville California.
http://www.prnewswire.com/cgi-bin/stories.pl?ACCT=104&STORY=/www/story/01-19-2007/0004509366&EDATE=

DHI misrepresentation in all 27 market states concerning land misrepresentation, warranty and construction defects.
http://www.complaintsboard.com/complaints/d-r-horton-c219874.html#c393078;
http://www.consumeraffairs.com/housing/dr_horton.html; and starting on page 35 at
http://ftp.sec.gov/divisions/corpfin/cf-noaction/14a-8/2008/patrickmissud112108-14a8.pdf

Available at http://www.drhortonsjudges.info/.

SEC violations:
The SEC has logged complaint HO1042390 in its archives concerning DHI's accelerated closing and threatened deposit forfeiture on an incomplete home to qualify for that quarter's earnings. The house was ready for move in 3 months later in the next quarter. Apparently, that consumer's neighbor also suffered the same fate. Likely scores or hundreds of others had to pre pay for homes they could not live in because Tomnitz' email directives to DHI agents were to meet sales goals every quarter, at all costs, by whatever means to increase stock valuation and outperform peers'. **http://www.donaldtomnitzisacrook.info/Tomnitz_Emails.html**

During the recent 2009 2d Qtr earnings conference call, CEO Donald Tomnitz made material misrepresentations to shareholders in claiming that DHI Mortgage "does an excellent job underwriting mortgages and the related risk associated with it..." This despite an overwhelming mountain of proof that he has personal knowledge to the contrary which brings us to DHI's predatory lending....

Rampant DHI predatory lending/mortgage fraud in 17 states according to the FTC's own files, 20 states according to my even more extensive files, and all 27 of DHI's market states by simply surfing the web: "d r Horton predatory lending" or "d r Horton mortgage fraud." **http://www.drhortonhomesstink.info/FTC_Records.html**

My own very extensively documented case for which DHI has already produced documents and admissions has yielded blatant DHI lies. DHI had my loan positively and internally approved yet sent me a fraudulent federally certified letter claiming that I had breached their contract of adhesion by "not fulfilling DHI Mortgage's requirements" or becoming "fully approved." The reason for their fraudulent predatory letter informing me that they would retain my deposits and cancel my contract was because I instead 'chose' to finance with Wells Fargo. The greedy DHI board of directors who crafted their antitrust corporate policy leaving consumers no choice in lenders, would not "earn" a mortgage origination commission from me nor be able to resell my loan for their corporation's bottom line. In FACT, Las Vegas DHI Mortgage agent Michael Mason first claimed in two successive letters that I was "approved," then only "preliminarily approved," then "not approved" in a fraudulent statement to DHI's under the table employee and former Nevada Deputy Commissioner, then finally "approved" in California court documents to evade jurisdiction which would have come by way of lying to the California court. Clark County Nevada case #A551662, San Francisco Superior #05-447499, and **http://www.drhortonconfidential.com/id2.html**

In Betsinger, four other Las Vegas DHI agents have already been civilly liable for fraud. [#A503121]. The four criminally acting DHI agents are in addition to the agents involved in my case and several more who are also pervasively found throughout the 190 pages of FTC responsive records. It would seem that all the Las Vegas DHI Mortgage agents were following the same nationwide predatory lending scheme originating from DHI's Fort Worth boardroom just as declared by DHI corporate insiders.

The retaliation that DHI has taken against me as a federal informant in nationally exposing their vast predatory lending and mortgage fraud has occurred four documented times, the last by car bomb. [http://drhortoncouldhavekilledme.com/index.html]. My information and scanned certified letters are posted in 16 web sites on the web which have by now been seen by over a million Americans.
http://ftp.sec.gov/divisions/corpfin/cf-noaction/14a-8/2008/patrickmissud112108-14a8.pdf, http://www.drhortonconfidential.com/)

DHI defense attorney perjury:
In California, Wendel Rosen Black and Dean attorneys perjured themselves twice to the San Francisco Superior Court, the first time by falsely claiming to have contacted me for an ex parte hearing.
http://www.drhortonconfidential.com/id2.html
In Nevada, Wood Smith Henning and Berman attorneys have perjured themselves three times denying the receipt of certified mail, making false statements to the former DHI corrupted Deputy Commissioner Eckhardt, and in mis-stating a court ordered form of order. **http://www.drhortonconfidential.com/id3.html**
In Texas, 5 DHI board members who also happen to be attorneys have been repeatedly notified of discovery of their boardroom originated predatory lending yet have done nothing to stop it.
http://www.drhortonconfidential.com/id5.html
DHI in house counsel's exhibit G in case 08-CV-01324 boldly claims to have "high customer mortgage origination satisfaction." DHI even offers a single letter by a happy customer as proof. The truth though is that DHI ranks slightly better than predatory lenders Ryland and Countrywide. That information was compiled by independent

third party JD Power and Associates and posted to the web.
http://www.jdpower.com/corporate/news/releases/pressrelease.aspx?ID=2007166#2007166e (Note that the hyperlink to the hard data no longer works, although there are calls to it which pervasively exist throughout the web. This information is being suppressed so instead, a hard copy record was printed before all the damning data disappeared and was sent in support of my March 19, 2009 letter.) Rather than a single letter in support of DHI's "satisfactory mortgage origination," I offer 44 from the FTC records, and hundreds more from my own archives, all of which claiming that DHI is a predatory lender in at least 20 of DHI's 27 market states.

State Bar Non feasance:
The California bar has been repeatedly notified of California attorneys taking part in DHI's RICO furthering nationwide mortgage fraud, yet has taken no action.
The Nevada bar has been repeatedly notified of Nevada attorney mis-conduct which has enabled DHI's nationwide mortgage fraud, but has taken no action.
The Texas Bar's non feasance starts on page 23 of http://ftp.sec.gov/divisions/corpfin/cf-noaction/14a-8/2008/patrickmissud112108-14a8.pdf Several certified letters were posted to all these organizations. To date the TX state bar has taken no action against five DHI general counsels and board members who have orchestrated the nationwide predatory lending which has contributed to the world's financial melt down.

Conclusions:
Every single system and organization meant to protect consumers from DHI's predatory lending has completely failed them. This has in part resulted in the current $3 Trillion recession/depression. DHI is the largest builder/affiliated lender which has the highest captive capture percentage whereby its in house affiliated lender DHI Mortgage finances DHI home sales at the astounding 95% rate. [DHI's 10K]. This is the highest among all the builders, however, DHI Mortgage's origination satisfaction is among the lowest of all the builders and just slightly better than Countrywide and Ryland, two mortgage originators already having been found to write predatory loans. Hundreds of nationwide consumers have filed complaints regarding DHI's predatory loans with various organizations including the FTC for years. FTC records show that at least 44 consumers from at least 17 states have claimed that DHI Mortgage originates predatory loans. Federal and state courts have been deluged with predatory lending complaints against DHI and DHI Mortgage for years. DHI and DHI Mortgage agents Ward, Callihan, Martinez, Mason, Schankin, Collins, Frasure, Knobloch, Yow, Trembly, Branecki, Rivera, Brockway, Pena, Costello, Zenner, Toelle, Howe, Casner, George, Williams, Buckler, Stowell, Grether, Toth, Wolf, Buckingham, Romo, Smith, Teamer, Raddon, Hovander, Belding, Lackman, Rhoades, Leona, Bradshaw, Adoni, Christiano, Boslooper, Kelly, Seifrid, Evans, Medeiros, McVay, Nguyen, Koski, Greenberg...... from Nevada, California, Virginia, Arizona, Oregon, Maryland, Texas, Georgia, Colorado, Washington, New Mexico, Illinois.....have each been implicated, some found civilly liable, and others reprimanded for predatory lending. Federal and state agencies are currently covering up their lack of enforcement of consumer protections laws because their liability to the general public is overwhelming. A corrupt Nevada Commissioner has made Las Vegas the foreclosure capitol of the world having decimated property values in that area for every single property owner. Judicial and official corruption in South Carolina's Beaufort and Bluffton Counties is rampant. The federal and state judiciaries have furthered and enabled DHI in fleecing consumers and now American tax payers of their hundreds of millions of TARP funds by time and again favoring DHI's corporate interests over consumers'. DHI's defense attorneys who have taken ethical oaths to not further crimes have nevertheless taken an active role in assisting DHI's RICO. State bars which are supposed to police attorneys have been proven impotent or reluctant to stop the attorneys' criminal acts.

The intent of the forthcoming RICO filing is to provide a permanent record of defendants' roles in assisting the DHI criminal enterprise. Even CEO Tomnitz stated in the second quarter conference call that DHI has "originated billions in loans over the past ten years." Those predatory loans could have been stopped by HUD five years ago, by Commissioner Eckhardt three years ago, by judge Armstrong two years ago, and by judge Benitez this year. Another reason to file this imminent RICO suit is to trigger defamation claims by the individuals or disbarment proceedings by the defendant organizations. Once these have been initiated, I can blindly reach into my file cabinet, withdraw several hundred recounts of DHI's predatory lending, prove every single allegation with certainty and achieve the public exposure that I now require. Know that DHI sued the Scripps Broadcasting Corporation in 1999 for far less negative exposure than I have already brought them, yet DHI doesn't attempt to sue me for fear of additional exposure. [99-CV-196]. DHI filed a SLAPP suit against consumers in Safe Homes Nevada but lost to an honest judge applying the First Amendment. http://www.reviewjournal.com/lvrj_home/2003/May-29-Thu-

2003/business/21422432.html DHI twice filed injunctions preventing speech in South Carolina and was only successful because judge Coltrane was on their payroll. The next honest South Carolina judge properly refused DHI injunctive relief and allowed sacrosanct inalienable speech and peaceful assembly to continue as it has for 222 years.

To the federal judges receiving this transmission: As an attorney I am supposed to respect court rulings. I have completely disrespected yours, linked your decisions to corruption or incompetence, already contacted media, and should be disciplined with contempt of court. Not taking this step would be seen as a tacit admission or an adoption of the allegations by silence.

To the state bars receiving this transmission: As an attorney I am supposed to follow ethical codes of conduct. I have in many instances not followed those canons. You should each initiate an investigation into my actions. Not taking this step would be seen as a tacit admission or an adoption of the allegations by silence.

To the federal agents receiving this transmission: In the Beazer deferred prosecution, the DOJ states that indicting the principles at Beazer is not a consideration because it employs 15,000 individuals and would have a detrimental effect on unemployment. This is not the case since the builders generally hire sub contractors and have few corporate employees. DHI's Donald Tomnitz is on record during the Q2 2009 conference call claiming that his company, the largest of residential builders, employed only 2,900 people. There would be a negligible, if any, net loss in jobs if DHI were to completely fold. DHI's market share would be easily absorbed by over 15 of its competitors which would be happy to see it go, employ some of its less criminal agents, and hire DHI's leveraged and undercut/over-worked sub contractors. However, a bankrupted DHI would injure the interests of thousands of its victims created through predatory lending, warranty misrepresentation, land sale misrepresentation, construction defect......... so instead I suggest the following. In 2006, Chairman Donald Horton ranked as the 606th richest man in the world and should restore consumer losses from his own pocket. I understand that the entire DHI board was also very well compensated and even received bonuses for defrauding thousands over the course of years. One such director was even Francine Neff, the former U.S. Treasury Secretary hired to peddle political influence on Capitol Hill and meet with Franklin Raines of Fannie Mae infamy.
http://sec.edgar-online.com/horton-d-r-inc-de/def-14a-proxy-statement-definitive/2005/12/14/Section3.aspx
http://seattletimes.nwsource.com/html/businesstechnology/2004358433_webraines18.html

Very well established mail fraud and racketeering laws should provide federal agencies with the jurisdiction to take such actions. Since profits from illegal undertakings should be disgorged, I recommend starting with the felons (and former high ranking federal officials) in Fort Worth.

Just the facts, just sue me,

/S/ Patrick Missud

Patrick Missud, Esq. CA #219614

P.S.: 1.Can I have my HUD FOIA request now?
2.The usps positively "accepted" the following in the few seconds after they were scanned into the usps database:

Holder *** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 *** **Armstrong** **Benitez** **Cal Bar** *** FISMA & OMB Memorandum M-07-16 ***

In numerous states throughout the Country, local, state and even federal officials have time and again supported D R Horton to the detriment of consumers ..... and perhaps even received a benefit for themselves. See the official documents within. Contact me as below:

Available at http://www.drhortonsjudges.info/.

Patrick Missud
91 San Juan Avenue
San Francisco, CA, 94112
415-845-5540
FAX 415-584-7251
missudpat@yahoo.com


WebSite

Domain Name Registration

Available at http://www.drhortonsjudges.info/.

Home Engineering -Keeping Builders in Check

Where Quality Counts and Honesty Matters

Home
Predatory Lending
Deceptive Business
Construction Defects
Warranty Fraud

I CAN'T BE MORE EMPHATIC..........IF YOU BUY FROM D R HORTON YOU WILL LIKELY BE DEFRAUDED. D R Horton is a RICO operating company. developers, DHI included. http://edition.cnn.com/2008/US/01/29/fbi.mortgage.fraud/ A major investment group, CtW has even demanded accountabil already discovered and officially documented are predatory lending, antitrust, tampering with a federal informant, mail fraud and tax evasion. Officia

On January 30, 2008, it was demanded that CEO Tomnitz and Chairman Horton step down at the January 31, 2008 shareholder meeting. Each of thes mortgage fraud case which detailed their nationwide fraud, 07-2625 JL. http://donaldtomnitzisacrook.info/Demand_on_Board.html Since this official who have contacted me from Nevada, Illinois, Oklahoma, Virginia and California. Additional information, even including arson, has been compiled ar

Class actions are now being formed nationwide in the areas of mortgage fraud/predatory lending, construction defect/lack of warranty, and SEC deri

There is a standing $5000 reward for additional insider information leading to the criminal conviction of D R Horton officers and executives. Contact

***'THE MENU'* of 14 below listed web sites, descriptions and hyperlinks are for real and not exaggerated. Everything is supported with scanned docum documents and will exceed 500/300 respectively with new information yet to be uploaded:**

'THE MENU:'


SOLD

If I were to download all of the dissatisfaction to this web site, it would crash. There may not be enough memory on the web to list it all. For at least a

-
-
-
-
-
-

http://www.hadd.com/process_datasearch.phphttp://www.hobb.org/index.php?option=com_content&task=blogcategory&id=64&Itemid=295http://ww builder.htmlhttp://www.ripoffreport.com/reports/0/140/RipOff0140840.htmhttp://www.topix.com/forum/business/construction/TKBU84Q560LDBJO59# conspiracy to defraud extending to upper management throughout the regions of Nevada and Northern California, D R Horton's once "hottest marke including Nevada, Pennsylvania, Texas, Virginia and Florida (A dozen scans)http://www.drhortonfraud.com, D R Horton correspondence with and co by three legal teams in attempted cover up of predatory lending (50 scanned official documents) http://www.drhortoncouldhavekilledme.com, eight d http://www.drhortonsucks.info, 4-500 consumer testimonials regarding mortgage fraud, defects and warranty misrepresentations as recently as Octc http://www.donaldtomnitzisacrook.com, massive tax evasion in Pennsylvania, and coercion of the whistle blowers (A dozen scans) http://www.donal fraud has been rampant at the company for years (A dozen scans, over three dozen certified mail labels)http://www.drhortonhomelemon.com, predat development dozens of intended scans) http://www.drhortonhomelemon.info, quality and warranty misrepresentations and double talk (Half dozen s developments near carcinogenic EMF and chemicals thereby risking consumers' health (half dozen scans)http://www.drhortonhomeofhorrors.info, c ruin and intimidate (half dozen scans)http://www.drhortonhomesstink.com, D R Horton practice of shafting its own employees, who then turn and be http://www.drhortonhomesstink.info, land misrepresentations and major construction defects nationwide (Still under development dozens of intende

The very short list of recently filed cases across the nation is as follows:

Nevada State Court Case 05-A-503121-C, Fraud and deceptive business practices; California State Case RIC369796, Fraud and deceptive business practices; Federal Court Case 07-cv-61030-WJZ, Fraud, Truth in Lending violation; Georgia, Federal Court Case 07-cv-00081-bae-grs, RESPA violation; Virginia, Federal

CtW INVESTMENT GROUP CALLS ON D R HORTON TO ADDRESS COMPLIANCE FAILURES: Institutional investor CtW, with $1.4T in securities has manage their currently in house predatory mortgage lending arm, DHI Mortgage. http://www.ctwinvestmentgroup.com/fileadmin/group_files/CtW_Inv investment community is realizing that the cat is out of the bag. We are now in a free for all for shareholder derivative suits and putative class action

Regarding Predatory Lending: D R Horton has admitted to a 96% captive capture rate of writing mortgages for its home building operations where 70% is alread violated RESPA by tying its mortgage lending operations to home sales. In Nevada, case # 05 A 503121C on August 31, 2007, the jury in Steven Betsinger v. I entities had committed deceptive trade practices. The jury further found that DHI Mortgage and Daniel Callahan had committed fraud. In the Northern District o same deceptive trade practices and bait and switch tactics regarding DHI mortgage services. The 200 consumer declarations within are gathered from at least

Where land misrepresentations are concerned, In South Carolina, state case # 06 CP 071658, residents of a D R Horton community have been silenced by the operation until 2010 by D R Horton. After purchase, the golf course was essentially rezoned and the construction of 250 homes was begun. In an internal ema case # 369796 residents had not been told that the adjoining open hills would be developed within months of their purchase and that other adjoining land was u housing. In Nevada, the Sunridge Heights and Manor communities were guaranteed by D R Horton that the 'wash' behind their homes would not be developed rezoned, and hundreds of additional units are under construction. Contact Congressman JonPorter.mail@mail.house.gov . He has been apprised of this fraud f their quiet private streets by D R Horton which then subsequently used them to service the next larger neighboring communities.

Where Federal Title 18, threatening and tampering with informants are concerned, a retirement community in Pennsylvania has been threatened into near silen Texas, vocal retirees Fogal and Corrente have been threatened into near silence for recounting their stories which are available by searching their names at ww state whereby the TRCC, a regulatory commission meant to protect consumers from fraudulent builders, has had seats appointed to builder friendly officials wit for the state's labor board was targeted in a murder conspiracy when he started gathering too much information regarding a Federal probe into tax evasion by th online/stories/021704/met_14837472.shtml In California the author of this site has experienced 8 distinct and proven retaliatory actions by D R Horton, the last i

Attention Attorneys General: If you need inside information I have contacts for over a dozen defectors. They have the inside on how D R Horton deceptively do division by manipulating locked interest rates, inflating closing costs, not crediting incentives and discounts and the like...... Even more insiders regarding corne Horton's bottom line and shareholder expectations.

THE 400 D R HORTON CONSUMER TESTIMONIALS CONTAINED WITHIN ARE FOR REAL.... 100 MORE HAVE BEEN GATHE INFORMATION ARE DAUNTING SO READ THE BOLD HIGHLIGHTS. The reason that I have not been sued is that D R Hor further revealed. Horton has however taken other actions.....

When you search for 'd r horton,' on the first two pages you will find sources such as consumeraffairs, topix, citydata...which corroborate this site. Link to those sources will recount stories of depleted savings, college funds, 401k's; sleeplessness, stress and anxiety; toxic mold and electrical fires; ruined careers and fami criminals complete with their very own damning internal emails are displayed at www.drhortoncouldhavekilledme.com . Business Week has printed four article mortgage melt down frauds are listed on the next 'page,' under the predatory lending tab.

RACKETEERING: An organized conspiracy to commit or attempt the crime of coercion. COERCION: Compelli

more acts, 3.constituting a pattern, 4.of 'racketeering' activity, 5.directly participates in, 6.an 'enterprise,' 7.the MIND AS YOU READ THE WITHIN....400!!!.... VERY SIMILAR CONSUMER TESTIMONIALS -THIS IS NO JOKE.

Attention shareholders: **RESPONSE TO THIS SITE HAS BEEN INCREDIBLE. THE MOST CONSERVATIVE ESTIMATES PUTS THE VALUE OF PREVENTI CONSUMERS!** This site will remain in operation until all board room originated criminal activities cease and consumers are meaningfully protected.

DHI has been trading in a sideways pattern for the past three months. The stock is falling today after Jim Cramer put out a fairly negative quote on th seriously questioning whether or not the company would be able to "make it". Technical indicators for DHI are bearish and steady, while S&P gives t

Homebuilder 101
Homebuilders? Yeah, that's right, it's been a while since you've thought about these guys since the hedge funds and banks have taken over the headlines. But t floridabuilder shares his thoughts about what cash flow means to the major homebuilders. Though he thinks that KB Home and NVR may be on solid footing, he at serious liquidity issues.

Its sad but true, the **crimes committed by "America's Builder" haven't been seen since ENRON.** D R Horton's own documents make the case, some of wh Lending, Antitrust and even Coercion by the nation's largest builder D R Horton and wholly owned affiliate DHI Mortgage! **Within these pages you will find 40** seal to organization of class actions. Verification of the testimonials by 4 business week articles include the following:

D.R. Horton sued for lending practices, By Matt Slagle

www.businessweek.com/ap/financialnews/D8QTNRJ01.htm

D.R. Horton Inc., one of the nation's **largest homebuilders, is being sued by a one-time customer who says he was forced to** filing. The lawsuit charges the homebuilder with **violating the Real Estate Settlement Procedures Act**, according to a filing with the Southern District of Georgia, [and May 2007 complaint, filed in U.S. District Court, Northern District of California], says **the homebuil** discounts and incentives......yada, yada, yada.........*click the above link for the complete story, or read the hundreds of testimonials*

DRHortonsucks.info is one of five interlinked sites designed to provide **a central clearinghouse of information** which is available to and **monitored by law e** respective enforcement agencies such as divisions of banking, antitrust, lending and consumer protections; the 535 members **in both houses of Congress; W** Private and class action attorneys filing suits on behalf **of defrauded consumers; Syndicated national print and broadcast media.**

As before, if the following pages crash from too much data input, additional but less updated information can be viewed at **drhortonconfidential.com.** At 'confid DO NOTHING which has instead required private citizens to protect American immigrants, retirees and the underprivileged -who by the way and coincidentally, President has finally acknowledged the predatory **lending rampant across the nation which has been perfected with near scientific precision by D R**

Receipt of notification of the fraud by many of the above entities is absolutely verified by certified U.S. government mail and can be viewed at www.d and including Donald Horton and Donald Tomnitz to enforce D R Horton's rights and to prevent further nationwide fraud is also verified by USPS rec these documents at www.drhortonfraud.com

Please send your comments to my email account at ***missudpat@yahoo.com*** *to add to the over 500 consumers already foun* capability at this site is still under development. **Please post your blog at an affiliate's site and browse while there:www.New**

Please keep your comments to truthful recounts of your experiences. YOU ARE PROTECTED by the following Federal Laws:

Title 18, U.S. Code, Section 1512, Tampering with an Informant, sub part c: "Whoever intentionally harasses another person and thereby hinders, pre States, the commission or possible commission of a Federal offense...or attempts to do so, shall be fined not more than $25,000.00 or imprisoned n

Title 18, U.S. Code, Section 1513, Retaliating against an Informant, sub part e: "Whoever knowingly, with the intent to retaliate, takes any action harm commission or possible commission of any Federal offense, shall be fined under this title or imprisoned not more than 10 years, or both."Please feel transgressions and schemes that you may have been a victim of.

An example of D R Horton Compassion:

Family has not heard from D. R. Horton: "Jackie Mull, Sarah Anne Walker's younger sister, said Tuesday that it's been more than a week since her si Horton, Sarah's employer, has tried to contact or return any phone calls to her immediate family. 'They have not offered any condolences to any of [S have not called her brother and they have not called me.' .....The Mulls were making funeral arrangements at the time and wanted to know if they wo the company told her they would not be paying those commissions. 'They told us Sarah was no longer an employee of D.R. Horton, and we are not p should have paid for it (the funeral) and be darn glad to do that.' 'I feel like they should have stepped up immediately covering costs and do what the cost?'"... [The answer is: Its not about decency, at Horton its about the bottom line.] http://newhomebuildersnewsblog.com/

Additional exposees in Business Week **articles:**

http://www.businessweek.com/magazine/content/07_33/b4046601.htm

http://www.businessweek.com/magazine/content/07_33/b4046605.htm

http://images.businessweek.com/ss/07/08/0802_gripe/index_01.htm

http://www.businessweek.com/magazine/content/07_33/b4046608.htm
The named defendants, Donald Tomnitz and Donald Horton have opted not to answer substantive questions regarding the myriad fra have guaranteed that this site prominently remains in operation to prevent future consumer fraud, which in turn severely injures the D notified by fax of recent ongoing predatory lending schemes receieved from consumers visiting this site. The frauds are detailed and recounted stories. **IF YOU ARE A VICTIM, CONTACT ME AND YOUR STATE'S ATTORNEY GENERAL.**

Why can't I been sued for libel/defamation? **-Because the truth hurts:**

Section 45a of the California Civil Code provides protection for a privileged publication or broadcast made in any: (b) (2) judicial proce proceeding; (e) (2) By a fair and true report if the publication of the matter complained of was for the public benefit.

Because of the value of public comment on newsworthy events, the First Amendment requires that in order to establish defamation, ' malice. Actual malice generally refers to statements made with knowledge of their falsity or in reckless disregard for whether they wer

CEO DONALD TOMNITZ AND THE DR HORTON BOARD ARE CROOKS AND HAVE KNOWN ABOUT THE FEDERAL PREDATORY LENDING FOR YEARS

Please visit the links below for further details. **This 5th of five web sites is still under development.** Email me and send your missudpat@yahoo.com in your mail server window.

drhortonfraud.com

homeengineering.com
hortoninjuries
drhortonconfidential.com
HADD
HOBB

EXHIBIT Y

From: pat missud [mailto:missudpat@yahoo.com]
Sent: Wednesday, May 29, 2013 7:49 PM
To: ssmith@meyersnave.com; kdrake@meyersnave.com; dinness@meyersnave.com; bstrottman@meyersnave.com; mbonino@hayesscott.com; mpeard@hayesscott.com; amanes@hayesscott.com; acalderon@hayesscott.com; wagstaffe@kerrwagstaffe.com; tompkins@kerrwagstaffe.com; mvl@kerrwagstaffe.com; mackey@kerrwagstaffe.com; lucy.armendariz@calbar.ca.gov; erica.dennings@calbar.ca.gov; Patrice.mcelroy@calbar.ca.gov; Patrick.kelly@calbar.ca.gov; Danielle.lee@calbar.ca.gov; starr.babcock@calbar.ca.gov; Bernadette.molina@calbar.ca.gov; Jayne.kim@calbar.ca.gov; Joseph.carlucci@calbar.ca.gov; Susan.kagan@calbar.ca.gov; Sherrie.mcletchie@calbar.ca.gov; Lawrence.yee@calbar.ca.gov; Rachel.grunberg@calbar.ca.gov; Adriana.burger@calbar.ca.gov; adonlan@sftc.org; bcompton@sftc.org; dlok@sftc.org; adam@posardbroek.com; Dewey.Wheeler@McNamaraLaw.com; Tanner.Brink@McNamaraLaw.com; Christopher.Lustig@McNamaraLaw.com; trg@mmker.com; ehuguenin@greenhall.com; law@nivensmith.com; bfasuescu@sanmateocourt.org; scott@mckayleonglaw.com; *** FISMA & OMB Memorandum M-07-16 *** Ising, Elizabeth A.; tbmontano@drhorton.com; garris@wbsk.com; kider@wbsk.com; souders@wbsk.com; jodou@wshblaw.com; rtodd@wshblaw.com; mroose@wshblaw.com; cgilbertson@wshblaw.com; LMarquez@wendel.com; GMRoss@wendel.com; vhoy@allenmatkins.com; mmazza@allenmatkins.com;

jpatterson@allenmatkins.com; cpernicka@allenmatkins.com; cdawson@rdlaw.com; james.strother@wellsfargo.com; raymond.m.lynch@wellsfargo.com; eric.mcluen2@wellsfargo.com; ecs@nvrelaw.com; joseph@josephmaylaw.com; oig@sec.gov; sanfrancisco@sec.gov; dfw@sec.gov; greener@sec.gov; annie.reding@usdoj.gov; bonny.wong@usdoj.gov; TommasinoJ@clarkcountycourts.us; dept11EA@clarkcountycourts.us; KutinacD@clarkcountycourts.us; nvscclerk@nvcourts.nv.gov; itservicedesk@nvcourts.nv.gov; aginfo@ag.state.nv.us; ncjdinfo@judicial.state.nv.us; judcom@govmail.state.nv.us; HawkinsJ@clarkcountycourts.us; GambleL@clarkcountycourts.us; davidc@nvbar.org; kimberlyf@nvbar.org; ecartwright@ag.nv.gov; WHowle@ag.nv.gov; NVFMP@nvcourts.nv.gov; tim@ncalegal.com; houman@ncalegal.com; kfeinstein@sftc.org; myuen@sftc.org; ACheng@sftc.org; ckarnow@sftc.org; lgiorgi@sftc.org; cwoolard@sftc.org; pmahoney@sftc.org; hkahn@sftc.org; palvarado@sftc.org; GonzalezE@clarkcountycourts.us; BullaB@clarkcountycourts.us; mzaccone@carr-mcclellan.com; wgutierrez@carr-mcclellan.com; MHUDAK@carr-mcclellan.com; eengland@mpplaw.com; adkent@aol.com
Subject: Fw: Do you guys have a clue as to how important you are??

Hi all-

Although the subject line was directed to media, your individual contributions to judicial exposure was likewise important.

Thank you- sincerely,
Patrick
More later.

--- On **Wed, 5/29/13, pat missud** <*missudpat@yahoo.com*> wrote:

From: pat missud <missudpat@yahoo.com>
Subject: Do you guys have a clue as to how important you are??
To: stein@huffingtonpost.com, dan.fitzpatrick@wsj.com, sboyer@hearst.com, newstips@latimes.com, Scott.Glover@latimes.com, melanie.mason@latimes.com, matea.gold@latimes.com, Scott.Gold@latimes.com, sdean@click2houston.com, hsmith@reviewjournal.com, snishimura@star-telegram.com, asorci@sacbee.com, Scott.Reckard@latimes.com, sosdnews@uniontrib.com, estanton@bloomberg.net, stevebrown@dallasnews.com, thorner@sptimes.com, tshaffer@attorneygeneral.gov, gretchen@nytimes.com, ryan.vlastelica@thomsonreuters.com, wargo@lasvegassun.com, trigaux@sptimes.com, mvansickler@sptimes.com, ivy@zelmanassociates.com, bwillis@bloomberg.net, dawn.wotapka@dowjones.com, lmorgan@sptimes.com, sangeetha@seekingalpha.com, national@nytimes.com, president@nytimes.com, jim.puzzanghera@latimes.com, publisher@nytimes.com, readers@forbes.com, realestate@nytimes.com, ruth.simon@wsj.com, feedback@mysanantonio.com, francesco.guerrera@wsj.com, kris.maher@wsj.com, ryan.vlastelica.reuters.com@reuters.net, cmollenkamp7@gmail.com, liz.rappaport@wsj.com, robin.sidel@wsj.com, Aaron.Lucchetti@wsj.com, contact-editorial@seekingalpha.com, jess.bravin@wsj.com, constance.mitchell-ford@wsj.com, peter.grant@wsj.com, angela.pruitt@dowjones.com, nick.vonklock@dowjones.com, Rick.Brooks@wsj.com, eamon2@bloomberg.net, william.rempel@latimes.com, michael.siconolfi@wsj.com, cpalmeri1@bloomberg.net, corina.knoll@latimes.com, erica.phillips@dowjones.com, ben.fritz@wsj.com, epettersson@bloomberg.net, mhytha@bloomberg.net
Date: Wednesday, May 29, 2013, 7:48 AM

Good morning Media-

Congre$$ $old us (or "U.S.") out decades ago. Per the attached and below, the court$ aren't any better. With the right (or wrong) guy (or gal) in the White House the corporate oligarchs can have it all (and almost did with

Romney, not to mention 'no-bid-contract' Cheney and his defense contractor and war-profiteer Halliburton).

When the corporate oligarchs have the trifecta we're all really screwed like common folk in late 1930's Italy, Germany, and Japan. Those commoners lost control of their leaders too. Their leaders then ran a-muck throughout the world and caused big problems. That's what's at stake here at home.... and worldwide.

You people- Media and Press, are the 4th 'branch of government' which provides a check on the other three. You gals (and guys) are all that 314,000,000 real people have left (if in 3 years another Romney is propped-up to do the Koch$' and Adelson'$ bidding). That being said- now let's set up the U.S. $upreme Court –the court of court$....

SCOTUS already $old US out

12-7817: $COTU$ Denied review of this Writ even though 4 federal judge$ covered for 5 state court colleagues who rig judicially-compelled FAA arbitrations to pad their own pocket$. $COTU$ couldn't acknowledge the NINE judge$' fraud- the type which sent just two PA judge$, Ciavarella and Conahan, to prison for a combined 48.5 years because that would cause a collapse of the judiciary:

http://www.fbi.gov/philadelphia/press-releases/2011/former-pennsylvania-county-president-judge-and-juvenile-judge-mark-ciavarella-sentenced-to-28-years-in-prison

12-8191: $COTU$ Denied review of this Writ even though 4 federal judge$ covered for the $EC which was bought-off by Fortune-500 D.R. Horton [DHI] in the same exact way that Madoff bought it off to grow his $39 Billion Ponzi scheme for 7 years- *even after tipped off* by Harry Markopolos. The EC' own website corroborates knowledge of Donald Horton's 27-state racketeering since 2008. $COTU$ can't acknowledge that it$ own judge$ furthered thi$ because that would cause a collapse of the judiciary:
http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml

SCOTUS will again $ell US out

12-9412: Just yesterday $COTU$ required an additional $1000+/- to perfect this Writ. It'$ driving up the costs because it can't acknowledge that Nevada'$ $upreme Court was 'juiced' to cover for DHI'$ targeting 80 Nevada and 320 more out-of-state families for financial predation and predatory loan$$$. DHI re-$old hundreds of millions in worthle$$ sub-prime loans to the federal government and $COTU$ can't afford that the nation know that NV's $even highe$t corporate-bought judge$ are a$$i$ting in ¢onsumer predation:
http://articles.latimes.com/2006/jun/08/nation/na-vegas8 and
http://www.reviewjournal.com/news/elections/nevada-ranks-8th-supreme-court-election-fundraising [See how important you all are- I can't do this without you!!]. $COTU$ can't acknowledge any of this because that would cause a collapse of the judiciary.

12-9413: Just yesterday $COTU$ required an additional $1000+/- to perfect *this* Writ. It$ driving up the costs because it can't acknowledge that California'$ $upreme Court is covering for the $tate Bar which condones Member-predation of California's 38 million ¢itizens. Their$' is an "us vs. them" mentality whereby they rig their legal $y$tem$ to fleece unsuspecting litigants. Since I'm primarily an Engineer and Contractor, I'm one of "them" exposing the "us" – who are corrupt Member$ and Member$ turned judge$ who work the $ame exact $y$tem$ once made 'judicially-immune' and 'holier than thou.' $COTU$ can't acknowledge this because that would cause a collapse of their judiciary

12-10006: This one's in the pipeline. $COTU$ will likewise increase costs of this Writ because it can't afford to expose that when judge$ discover a federal informant-mole (like me) among them, they retaliate in all ort of illegal ways that would make hardened felon$/racketeers life Mafia Dons blu$h. $COTU$ can't acknowledge this because that would cause a total collapse of the judiciary.

12-8891: This one's in the pipeline. $COTU$ will likewise increase costs of this Writ because it can't afford to expose that judge$ game the FAA from coast to coast to favor only the corporate special interests and themselves despite two bits of paper called the Constitution and Bill of Rights. $COTU$ can't acknowledge corrupt judge$' Constitutional desecrations because that would cause utter collapse of the judiciary.

SCOTUS will again be $et-up to $ell US out

12-15658: This appeal was 'decided' [ignored] on May 21, 2013 two days before $COTU$ was to decide 12-9412 and 9413 above. It proves to criminal standards that District judge Chen was corporate-bought by DHI to di$mi$$ it from $uit. Otherwise the Fortune-500 company would have had to disgorge Billion$ in RICO proceeds. $COTU$ won't acknowledge this, or the official Transcripts and Orders catching Chen in lie$, because that would cause a collapse of the judiciary all the up to the Circuit court.

12-17622: Judge Alsup couldn't stand having 8 dockets which proved judicial corruption to criminal standards publicly registered; $o he $imply deleted them from PACER- the public database which insures 'judicial tran$parency.' Chen then dismissed all his corrupt colleague$ from $uit after ignoring 22 transcripts catching them all in lies. It$ easy catching a judge in lie$ when you know they're bought. All one need do is bring to hearings overwhelming proof that laws were broken, read dozens of facts and reference scores of government documents into the record, and then witne$$ the bought-judge ignore all of it. It he or she say$ up is down, left is right, or dark is light, then you know money'$ changed hand$. $COTU$ can't acknowledge this or any of the 22+++ transcripts catching judge$ $aying that 2+2=3 because that would cause an epic collapse of the judiciary.

13-15357: Fir$t, judge Al$up removed the "corruption and racketeering" case from PACER, then secreted it with the court's internal database, thereafter assigned it to himself, and finally mis-identified it as an "insurance claim." Judge Chen then got unanimously assigned by the court'$ "Executive Committee" to the intentionally-concealed case; and yet again di$mi$$ed more of his bought-off colleague$ from this $uit. Otherwise, it would

have also exposed his own corruption for having already lied in 12-15658 above. Chen ignored 1000+/- documents, many of which admi$$ion$ from the named Defendants, and which prove that San Francisco practice$ the $ame RICO schemes against its own constituents as did Bell California which was federally raided in 2009:

http://www.ask.com/wiki/City_of_Bell_scandal?o=2800&qsrc=999

$COTU$ can't acknowledge that al$up buried this case and that Chen ignored every single fact and law because that would cause a collapse of the judiciary from coast to coast.

CONCLUSIONS:

$COTU$ already threw 314 Million non-corporate Americans under the Citizen$-United corporate bu$ in two Denied Writs 12-7817 & 8191.

$COTU$ i$ again poi$ed to throw 314 Million non-corporate Americans under the Citizen$-United corporate bu$ in two additional Writs- ju$t recently made more co$tly: 12-9412 & 9413.

$COTU$ will thereafter throw 314 Million non-corporate Americans under the Citizen$-United corporate bu$ in Writs 5 & 6 which similarly prove corporate corruption of judge$ to criminal standard$: 12-10006 & 8891.

$COTU$ will then again have to throw 314 Million non-corporate Americans under the Citizen$-United corporate bu$ in three more Circuit Appeals which will be Petitioned to $COTU$ to prove beyond all doubt that the Country's highest court would rather protect it$ own corrupt colleagues than the foundations of democracy.

The Citizen$-United corporate-bought have brought this unto them$elve$.

For the complete and utter destruction of the corporate-bought judiciary,

Pa ck

18 USC §1513 Federal Informant;

31 USC §3279 Qui-Tam Relator;

CCP §1021.5 Private Attorney General.

P.S.- Isn't it coincidental that SCOTUS and the Circuit would coordinate efforts yesterday to notify me that I'm getting nowhere with my litigation of NINE actions which prove judicial corruption way on up through the Circuit court? Does somebody thing that Koch Brother$' brothers of other mothers $calia and Thoma$ had anything to do with thi$?

P.P.S.- Much more later.

--- On **Tue, 5/28/13, ca9_ecfnoticing@ca9.uscourts.gov** <*ca9_ecfnoticing@ca9.uscourts.gov*> wrote:

From: ca9_ecfnoticing@ca9.uscourts.gov <ca9_ecfnoticing@ca9.uscourts.gov>
Subject: Re-send: 12-15658 Patrick Missud v. State of Nevada, et al "File a Motion for Reconsideration from Dispositive Order"
To: missudpat@yahoo.com
Date: Tuesday, May 28, 2013, 11:59 AM

*****NOTE TO PUBLIC ACCESS USERS*** Judicial Conference of the United States policy permits attorneys of record and parties in a case (including pro se litigants) to receive one free electronic copy of all documents filed electronically, if receipt is required by law or directed by the filer. PACER access fees apply to all other users. To avoid later charges, download a copy of each document during this first viewing.**

United States Court of Appeals for the Ninth Circuit

Amended 05/28/2013 11:59:55: Notice of Docket Activity

The following transaction was entered on 05/21/2013 at 2:54:55 PM PDT and filed on 05/21/2013

Case Name:	Patrick Missud v. State of Nevada, et al
Case Number:	12-15658
Document(s):	Document(s)

Docket Text:
Filed (ECF) Appellant Patrick Alexandre Missud, I motion for reconsideration of dispositive Judge Order of 05/21/2013. Date of service: 05/21/2013. [8637888]--[COURT UPDATE: Attached 05/21/2013 memorandum. Resent NDA. 05/28/2013 by RY] (PAM)

Notice will be electronically mailed to:

Mr. Charles Wayne Howle, Solicitor General
Patrick Alexandre Missud, I
Mr. Joel Eugene Douglas Odou, Attorney
Ann Marie Reding, Assistant U.S. Attorney
Ms. Melissa Roose, Attorney

Case participants listed below will not receive this electronic notice:

Amy L. Foscalina
Wood Smith Henning & Berman
1001 Galaxy Way
Suite 308

Concord, CA 94520

The following document(s) are associated with this transaction:
Document Description: Notice of Intent to Petition for Rehearing
Original Filename: 15658_NotIntToReHear_5-21-13.pdf
Electronic Document Stamp:
[STAMP acecfStamp_ID=1106763461 [Date=05/21/2013] [FileNumber=8637888-0]
[287439ab6c111e1dcbe21c7cab466072c36211945e0a013c60f69375db5b91d75f9aa7825c4414b424c822204a7
dbfce3b25c273fd37de5378c7215b2ee5a6a1]]

Document Description: Notice to Media and Law Enforcement to Indict
Original Filename: Email$ToGetJudge$Indicted_5-21-13.pdf
Electronic Document Stamp:
[STAMP acecfStamp_ID=1106763461 [Date=05/21/2013] [FileNumber=8637888-1]
[87aa77e06f06facbdca0c9f1dc350c42f1ba3e3413c882e06340b8c15031b5ca2bf9e53b50fe2a9aeb622d12a1b0ec
be3d84e02c0fa6fec0d38059ddfabe1c40]]

Document Description: Memorandum
Original Filename: C:\Documents and Settings\rebeccay\Desktop\ECF\12-15658 Memo 41.pdf
Electronic Document Stamp:
[STAMP acecfStamp_ID=1106763461 [Date=05/21/2013] [FileNumber=8637888-4]
[330e8f239a3f9c552a914fb330b07aee8cc2bfd9748a8684c55bf0c58a0edb3ce28bc06e627f8b70079c695e58c68
d8c808766e08854f52514ef0dcf1de580a7]]





No. 12-9413
Title: Patrick A. Missud, Petitioner
v.
State Bar of California

Docketed: March 25, 2013
Lower Ct: Supreme Court of California
Case Nos.: (S205522)
Decision Date: November 14, 2012

~~Date~~~	~~~~~~~Proceedings and Orders~~~~~~~~~~~~~~~~~~~~
Dec 31 2012	Petition for a writ of certiorari and motion for leave to proceed in forma pauperis filed. (Response due April 24, 2013)
May 8 2013	DISTRIBUTED for Conference of May 23, 2013.
May 18 2013	Supplemental brief of petitioner Patrick A. Missud filed. VIDED. (Distributed)
May 28 2013	The motion of petitioner for leave to proceed in forma pauperis is denied. Petitioner is allowed until June 18, 2013, within which to pay the docketing fee required by Rule 38(a) and to submit a petition in compliance with Rule 33.1 of the Rules of this Court.

~~Name~~~~~~~~~~~~~~~~~~~~	~~~~~~~Address~~~~~~~~~~~~~~~~~	~~Phone~~~
Attorneys for Petitioner:		
Patrick A. Missud	91 San Juan Ave. San Francisco, CA 94112	
Party name: Patrick A. Missud		



No. 12-9412
Title: Patrick A. Missud, Petitioner
v.
D.R. Horton, Inc., et al.

Docketed: March 25, 2013
Lower Ct: Supreme Court of Nevada
Case Nos.: (60563)
Decision Date: July 25, 2012
Rehearing Denied: October 31, 2012

~~Date~~~	~~~~~~~Proceedings and Orders~~~~~~~~~~~~~~~~~~~~
Dec 31 2012	Petition for a writ of certiorari and motion for leave to proceed in forma pauperis filed. (Response due April 24, 2013)
May 8 2013	DISTRIBUTED for Conference of May 23, 2013.
May 18 2013	Supplemental brief of petitioners Patrick A. Missud filed. (Distributed)
May 28 2013	The motion of petitioner for leave to proceed in forma pauperis is denied. Petitioner is allowed until June 18, 2013, within which to pay the docketing fee required by Rule 38(a) and to submit a petition in compliance with Rule 33.1 of the Rules of this Court.

~~Name~~~~~~~~~~~~~~~~~~~~~	~~~~~~~Address~~~~~~~~~~~~~~~~~~	~~Phone~~~
Attorneys for Petitioner:		
Patrick A. Missud	91 San Juan Ave. San Francisco, CA 94112	
Party name: Patrick A. Missud		



Supreme Court of the United States
Office of the Clerk
Washington, DC 20543-0001

William K. Suter
Clerk of the Court
(202) 479-3011

April 15, 2013

Mr. Patrick A. Missud
91 San Juan Ave.
San Francisco, CA 94112

Re: Patrick Alexandre Missud
v. Superior Court of California, San Francisco County, et al.
No. 12-7817

Dear Mr. Missud:

The Court today entered the following order in the above-entitled case:

The petition for a writ of certiorari is denied.

Sincerely,



William K. Suter, Clerk

Supreme Court of the United States
Office of the Clerk
Washington, DC 20543-0001

William K. Suter
Clerk of the Court
(202) 479-3011

April 15, 2013

Mr. Patrick A. Missud
91 San Juan Ave.
San Francisco, CA 94112

Re: Patrick A. Missud
v. Securities and Exchange Commission, et al.
No. 12-8191

Dear Mr. Missud:

The Court today entered the following order in the above-entitled case:

The petition for a writ of certiorari is denied.

Sincerely,



William K. Suter, Clerk